The registrant is submitting this draft registration statement confidentially as an “emerging growth company” pursuant to Section 6(e) of the Securities Act of 1933.

Confidential Draft Submission No. 1 submitted to the Securities and Exchange Commission on June 28, 2013

Registration No. 33-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Stonegate Mortgage Corporation

(Exact name of Registrant as specified in its charter)

Ohio	6162	34-1194858
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

9190 Priority Way West Drive, Suite 300

Indianapolis, IN 46240

Phone: (317) 663-5100

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Barbara A. Cutillo, CPA

Chief Administrative Officer

9190 Priority Way West Drive, Suite 300

Indianapolis, IN 46240

Phone: (317) 663-5100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

Robert W. Downes	Curt W. Hidde, Esq.	Daniel M. LeBey, Esq.
Sullivan & Cromwell LLP	Barnes & Thornburg LLP	Hunton & Williams LLP
125 Broad Street	11 South Meridian Street	Riverfront Plaza, East Tower
New York, NY 10004	Indianapolis, IN 46204-3535	951 East Byrd Street
(212) 558-4000	(317) 231-7707	Richmond, VA 23219
(212) 558-3588 (Facsimile)	(317) 231-7433 (Facsimile)	(804) 788-7366
(804) 788-8218 (Facsimile)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	$	$

(1)	Includes additional shares of common stock that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated June 28, 2013

PROSPECTUS

            Shares

Stonegate Mortgage Corporation

Common Stock

This is Stonegate Mortgage Corporation’s initial public offering. We are selling              shares of our common stock and the selling stockholders are selling              shares of our common stock. We will not receive any proceeds from the sale of shares to be offered by the selling stockholders.

We expect the public offering price to be between $              and $             per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will trade on the              under the symbol ‘‘             ’’.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, and therefore have elected to comply with certain reduced public company reporting requirements.

Investing in the common stock involves risks that are described in the ‘‘Risk Factors’’ section beginning on page 19 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also exercise their option to purchase up to an additional              shares from us at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2013.

BofA Merrill Lynch	FBR

The date of this prospectus is                     , 2013.

-i-

Unless the context requires otherwise, references in this prospectus to “Stonegate,” the “Company,” “we,” “us” and “our” refer to Stonegate Mortgage Corporation and its consolidated subsidiaries.

In this prospectus, we refer to Long Ridge Equity Partners, LLC as “Long Ridge Equity Partners” and Stonegate Investors Holdings, LLC, our largest shareholder, as “Stonegate Investors Holdings.”

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission. Neither we nor the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission. We are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus, or of any sale of our common stock.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

Market data used in this prospectus has been obtained from independent industry sources and publications as well as from research reports prepared for other purposes. We have not independently verified the data obtained from these sources, and we cannot assure you of the accuracy or completeness of the data. Forward-looking information obtained from these sources is subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus.

-ii-

SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should read the entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes. Unless indicated otherwise, the information in this prospectus assumes (1) the shares of our common stock to be sold in this offering will be sold at an initial price to public of $             per share, which is the mid-point of the price range set forth on the front cover page of this prospectus, and (2) no exercise by the underwriters of the option to purchase additional shares described on the front cover page of this prospectus. Unless the context otherwise requires, the information in this prospectus reflects our stock dividend of 12.861519 additional shares of our common stock for each share of our common stock that was outstanding on May 14, 2013.

Our Company

We are a leading, non-bank, integrated mortgage company focused on efficiently and effectively originating, acquiring, selling, financing and servicing U.S. residential mortgage loans. We are also one of the fastest growing non-bank mortgage originators, having grown origination volume by 370% since 2012. Our loan originations are primarily sourced through our network of retail branches and through our relationships with over 700 third party originators (“TPOs”). For the three months ended March 31, 2013, we originated $1.9 billion in loans and, as of March 31, 2013, we serviced a portfolio with an unpaid principal balance of $5.8 billion.

We attribute our growth to our vertically integrated and scalable mortgage banking platform, which we believe enables us to efficiently and effectively originate, acquire, sell, finance and service residential mortgage loans, and to our on-going geographic and product expansion. Since January 1, 2012, we have expanded our business into 12 additional states, added 688 correspondent and wholesale customers, opened or acquired 14 retail branch offices and as a result increased our origination volume substantially. We also recently launched additional mortgage products, including our mortgage financing business, through a wholly-owned operating subsidiary, NattyMac, LLC, a newly-organized Indiana limited liability company (“NattyMac”), which will complement our growth. We focus on originating mortgage loans associated with the purchase of residential real estate, representing 43% of our originations for the twelve months ended March 31, 2013, as opposed to the refinancing of existing mortgage loans. We believe our focus on purchase mortgage loans will continue to drive our growth in a stabilizing real estate market, making our business sustainable. Our servicing business, which complements our origination and financing activities, has also expanded along with our serviced portfolio, increasing by 257% over the twelve months ended March 31, 2013. Our three businesses – mortgage origination, servicing and financing – complement each other and create a natural hedge against interest rate volatility and business cyclicality.

We were founded in 2005 by members of our executive team who held various senior level executive positions at large mortgage companies and financial institutions. The loans we originate, finance and service conform to the requirements of Government-Sponsored Enterprises (“GSEs”), such as the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”), as well as government agencies, such as the Government National Mortgage Association (“Ginnie Mae”), the Federal Housing Administration (“FHA”), the Department of Veterans Affairs (“VA”), and private investors. We utilize proprietary technology to automate many of our core processes, which allows us to perform a high level of risk-based due diligence on each loan. We have also automated various aspects of quality control and regulatory compliance risk processes, which allows us to ensure adherence to credit, compliance and collateral standards of the GSEs and other investors. We believe that our expertise and the strength of our mortgage platform is best demonstrated by our exceptional track record as a mortgage originator and servicer, coupled with our ability to scale operations without compromising the quality of originated and serviced loans. As a result of our strong operating, technology and underwriting procedures that we apply consistently to each loan, we have not incurred any material losses related to repurchase or indemnification demands from the GSEs or other investors in our loans. We believe our lack of legacy issues and our focus on purchase versus refinance mortgages has positioned us as one of the leading non-bank integrated mortgage origination and servicing providers capable of taking advantage of growth opportunities in the mortgage sector.

Market Overview

The U.S. residential mortgage industry is the largest segment of the consumer finance industry with over $10.0 trillion of outstanding debt at December 31, 2012 and originations of $1.8 trillion, including $1.2 trillion of refinancing volume, for the year ending December 31, 2012. Of the 2012 total volume, over 87% of originations conformed to the requirements of the GSEs or government agencies, compared to approximately 38% and 36% in 2005 and 2006, respectively. We expect that with the proposed GSE reform, lower qualifying loan limits and higher GSE guarantee fees, origination volumes conforming to the requirements of the GSEs or government agencies (collectively referred to as “Agency mortgage loans”) will gradually decline while non-Agency mortgage loans will increase and comprise a larger portion of the mortgage loan market. The non-Agency mortgage loan market has also been stressed due to the limited ability of mortgage originators to securitize mortgage loans or sell loans to investors. According to Inside Mortgage Finance, non-Agency mortgage-backed securities (“MBS”) issuance, which accounted for 56% of all MBS in 2006, declined to less than 1% in 2012, though volumes are expected to increase with higher quality originations and increasing confidence in a housing recovery.

Participants in the mortgage industry consist of large depository institutions and non-bank originators that sell directly to the GSEs as well as other originators, referred to as TPOs, that originate loans from retail customers and sell them to a depository institution or non-bank originator (referred to as an “Aggregator”), such as ourselves. Loans are sourced through a variety of channels including retail branches, the internet and call centers, as well as acquired from TPOs such as banks, mortgage bankers and brokers. The mortgage industry is extremely fragmented and is principally comprised of a large number of regional participants. Of the over 15,000 mortgage companies that are currently licensed to originate mortgage loans in the U.S., 83% have a presence in only one state and 72% have five or fewer mortgage loan officers. These mortgage originators either sell directly to the GSEs or to Aggregators, though there is significant concentration amongst the loans sold to the GSEs. Of the $371 billion of loans sold to the GSEs during the three months ended March 31, 2013, as reported to Inside Mortgage Finance, the top 25 sellers accounted for 69% with the remaining approximately 1,900 sellers accounting for the remaining 31% or $114 billion in origination volume.

The financial crisis led many of the largest depository institutions to reduce their participation in the mortgage market, including discontinuing the acquisition of mortgages from TPOs, and the industry remains in a period of significant transformation. Additionally, GSEs and other regulators have imposed substantial compliance requirements, increased capital requirements and proposed enhanced fees based on volume for smaller originators, thus potentially limiting participants in the sector and driving consolidation across the sector. We expect that these changes will drive more and more originators to become TPOs and sell originations to Aggregators such as ourselves, rather than the current practice of selling directly to the GSEs. During the three months ended March 31, 2013, over 1,500 sellers sold $50 million or less in loans to the GSEs, representing $17 billion or 4.6% of total volume. Further, we also believe that evolving market conditions, including the higher requirements to be able to sell directly to the GSEs, will also drive consolidation amongst industry participants with smaller originators lacking scale being acquired by larger participants in the sector. We believe that the fragmented mortgage industry, increasing regulation and stricter policies provide an attractive opportunity to an Aggregator such as ourselves.

As a result of regulatory and market driven changes instituted in the mortgage market, including higher capital requirements for commercial banks on mortgage servicing rights (“MSR”) and increased quality control and compliance standards for mortgage underwriting, we believe that mortgage origination activity is gradually shifting from banks to non-banks. We believe that this trend is expected to continue at an accelerated rate in the future. Additionally, because the residential mortgage industry is characterized by high barriers to entry, including the necessity for approvals required to sell loans to, and service loans for, the GSEs or government organizations, state licensing requirements, and operating and technology platform requirements, we believe that we are well positioned to lead the rapidly evolving mortgage loan origination and servicing sector.

Our Business

We are an integrated mortgage company that derives revenue from three principal sources: mortgage origination, mortgage financing and mortgage servicing. Our mortgage origination business generates income primarily through origination fees and gains upon the sale of mortgage loans sourced through our correspondent, wholesale and retail channels. We also provide financing to our correspondent customers and others while they are accumulating loans prior to selling them to Aggregators, including ourselves, through our mortgage financing business and we earn interest and fee income for these services. We also have the ability to retain the MSRs on the loans we sell and to create a recurring servicing income stream in our mortgage servicing business. We believe our three business lines are complementary and provide us with the ability to effectively and efficiently source, finance, sell and service mortgage loans.

Mortgage Originations

Our mortgage origination business primarily originates and sells residential mortgage loans, which conform to the underwriting guidelines of the GSEs and government agencies. We also originate and sell jumbo loans, i.e., loans that conform to the underwriting guidelines of the GSEs, except that they exceed the maximum loan size allowed for single unit properties. We expect that as the non-Agency market continues to recover and GSE reform is approved and implemented, a larger proportion of the industry volume will be comprised of non-Agency mortgage loans. We believe we are well positioned to benefit from this shift in the market given our business model and management expertise in originating and securitizing non-Agency mortgage loans.

We are currently licensed in 33 states and Washington, D.C. and intend to become licensed in all 48 contiguous states by year end 2013. The 15 states in which we are not licensed, including 5 states where we have a pending license application, represented approximately 46% of the overall residential mortgage origination market in 2012. As we become licensed in these additional states, we believe our geographic expansion will increase our origination volume substantially. Additionally, since inception, we have focused on originating mortgage loans associated with purchase transactions as opposed to refinancings to a greater degree than many industry participants. During 2012, approximately 45% of our loan originations were purchase loans and approximately 55% were refinance transactions, compared to 29% and 71%, respectively, for the industry as a whole. We believe purchase transactions are more sustainable than refinance transactions, and typically have slower prepayment speeds in early years, making the MSRs more valuable and less volatile. Additionally, we believe that the mortgage market will increasingly shift to purchase mortgages as the housing market continues to recover, first time home buyers re-enter the housing market and interest rates increase. Further, as the non-Agency market continues to recover, we believe that our platform and management expertise in originating and securitizing these mortgages will position us well to benefit from this transformation.

We originate residential mortgage loans through three channels: correspondent, wholesale and retail. Although the majority of our originations are currently through our correspondent channel, our presence in the wholesale and retail channels makes our platform both diversified and scalable. While the channels are diverse, we constantly focus on quality control and maintaining high underwriting standards. We perform diligence on and underwrite loans through our proprietary technology platform, Online Loan Information Exchange (“OLIE”), an integrated, automated risk-based due diligence engine that automates the review process by applying business rules specific to the loan and the seller. We analyze credit, collateral and compliance risk on every loan on a pre-funding or a pre-purchase basis in order to ensure that each loan meets our investors’ standards and any applicable regulatory rules. We also capture loan data and documents associated with the loan from application through sale/securitization and servicing, giving us the ability to run additional business rules that provide indication of loan performance. We believe that the ability to offer greater transparency and data to institutional investors that purchase our loans or securities backed by our loans will provide us with a substantial advantage over our competitors in our sales executions as the mortgage market continues to evolve and we begin to securitize our own non-Agency mortgage loans.

Our three mortgage loan originations channels are discussed in more detail below.

Correspondent Channel

We acquire newly originated loans conforming to the underwriting standards of the GSEs or government agencies as well as non-Agency mortgage loans conforming to the standards of our investors from our network of correspondents across 33 states plus Washington, D.C. We identify our correspondent customers through a team of relationship managers who are responsible for signing-up customers and ensuring that we receive an adequate share of their origination volume. In addition to competitive pricing, we offer our correspondents access to a state-of-the-art technology platform, funding through our financing platform (NattyMac), including access to innovative financing programs such as early purchase facilities, as well as a timely and transparent process of acquiring their loans. In return, our correspondents provide us with high quality products that meet our underwriting standards. We track the performance of our correspondents on a score-card and terminate relationships where quality and other requirements are not met. We believe that our programs offer correspondents an attractive value proposition, including greater access to capital and liquidity, as they seek to maintain and grow their businesses. As a testament to our relationship management and product offering, our correspondent origination volume has increased from $191.9 million in the quarter ended March 31, 2012 to $1.4 billion in the quarter ended March 31, 2013, or by 605%.

Total industry correspondent originations for the three months ended March 31, 2013 were 28% of total originations, or $140 billion. We originated $1.4 billion for three months ended March 31, 2013, or 74% of our total originations for that period, within our current footprint. Before approving a correspondent’s loans, we conduct financial, operational and risk reviews of each correspondent prior to approval and on an annual basis to ensure compliance with our guidelines and those of the various regulators who govern our business. In addition we conduct background and financial reviews of the principals and their mortgage loan officers, and in some cases require personal guarantees. We believe that as we receive licenses in additional states and continue to increase our coverage of correspondents, we will continue to increase our market share.

Wholesale Channel

Through our wholesale channel, we originate loans through a network of over 435 non-exclusive relationships with various approved mortgage companies and mortgage brokers. Mortgage brokers identify applicants, help them complete a loan application, gather required information and documents, and act as our liaison with the borrower during the lending process. We review and underwrite an application submitted by a broker, accept or reject the application, determine the range of interest rates and other loan terms, and fund the loan upon acceptance by the borrower and satisfaction of all conditions to the loan in much the same manner as our retail channel. By relying on brokers to market our products and assist the borrower throughout the loan application process, we can increase loan volume through our wholesale channel with proportionately lower increases in overhead costs compared with the costs of increasing loan volume through loan originations in our retail channels.

We provide a variety of Agency, government insured and non-Agency mortgage loan products to our brokers to allow them to better service their borrowers. Before approving a mortgage broker for business, we focus on several attributes including origination volume, quality of originations and tangible net worth. We also conduct financial and background checks on the principals and their mortgage loan officers through various third-party sources and in some cases we require personal guarantees. Once we begin acquiring loans from our mortgage brokers, we track the performance of the loans on an on-going basis and terminate business relationships if the loans consistently do not perform or if there is evidence of misrepresentation. During the twelve months ended March 31, 2013, we did not terminate any significant relationships due to our continued focus on underwriting loans and ensuring compliance with policies.

Retail Channel

Our retail channel primarily operates through 23 retail offices across 10 states. In this channel, company representatives originate loans through their relationships with local real estate agents, builders, telemarketing and other local contacts. This channel accounted for 15% of our 2012 originations. We expect to continue to grow our retail channel by opening 4 new branches by the end of 2013, and by continuing to seek opportunities to open new branches for at least the next 24 months. In addition, we expect that with the continued transformation of the mortgage sector there will be opportunities to acquire small retail mortgage operators as several independent mortgage originators will lack the scale to profitably originate and sell mortgages. We believe that we could provide a solution to such operators by acquiring and integrating them into our branch network. We are currently actively evaluating opportunities to acquire several of these retail originators and believe that the continued development and growth of our retail channel is central to our business strategy.

Financing

We acquired our financing platform (which was previously known as NattyMac, LLC, a Delaware limited liability company), and fully integrated the platform into our mortgage banking operations in December of 2012. In June 2013, we established NattyMac, as a wholly-owned subsidiary which will focus on providing warehouse financing to us, our correspondent customers and others. We expect that NattyMac will be able to leverage our proprietary technology (OLIE) and our existing due diligence and underwriting processes to efficiently underwrite the warehouse lines of credit it provides for our correspondents who are its customers and others. We intend for this to create an additional source of funding for our correspondents to originate mortgage loans that meet our underwriting requirements and are eligible for us to purchase.

Our financing platform features a centralized custodian and disbursement agent allowing us to enter into participation arrangements with financial institutions, such as regional banks for an interest in our newly originated loans during the time these loans would otherwise be funded by a warehouse line or traditional repurchase facility. Additionally, by offering regional banks an opportunity to invest in a liquid high-quality asset, we are able to earn fee and net interest income. We believe that regional banks continue to have significant appetite for such investment opportunities and we believe our financing platform allows us to compete with bank-owned mortgage lenders who have access to cheaper deposit funding. We believe this is a competitive advantage over other non-bank mortgage originators and servicers who are reliant on other forms of wholesale financing to fund their operations.

Mortgage Servicing

Our mortgage servicing business is organized to maintain a high quality servicing portfolio and keep delinquency rates far below the industry average. We perform loan administration, collection and default activities, including the collection and remittance of loan payments, responding to customer inquiries, accounting for principal and interest, holding custodial (impound) funds for the payment of property taxes and insurance premiums, counseling delinquent mortgagors, modifying loans and supervising foreclosures and our property dispositions.

Our servicing model is also very focused on “recapture,” which involves actively working with existing borrowers to refinance their mortgage loans. When a loan is paid off or refinanced with a different lender, we lose the servicing fees on the loan, so our ability to recapture loans successfully is important to the longevity of our servicing cash flows. Because the refinanced loans typically have lower interest rates or lower monthly payments, and, in general, subsequently refinance more slowly and default less frequently, these refinancings also typically improve the overall quality of our servicing portfolio. For the twelve months ended March 31, 2013, we recaptured 40% of our payoffs (based on the dollar amount of refinanced mortgage loans).

Our servicing business produces strong recurring, contractual fee-based revenue with minimal credit risk. Servicing fees are primarily based on the aggregate unpaid principal balance (“UPB”) of the loans serviced and the payment structure varies by loan source and type. These include differences in rate of servicing fees as a percentage of UPB and in the structure of advances. We believe our origination business gives us a distinct advantage in building a high-quality portfolio of MSRs over those who rely heavily on purchasing MSRs from others to build their portfolios as originated portfolios generally perform better given the extensive diligence and underwriting procedures that we apply to each loan.

We service loans using a model designed to improve loan performance and reduce loan defaults and foreclosures. Our servicing portfolio consists of MSRs we retain from loans that we originate and MSRs we acquire from third party originators, including in transactions facilitated by GSEs, such as Fannie Mae and Freddie Mac. The loans we service are typically securitized by us, i.e., the loans have been pooled together with multiple other loans and interests have been sold to third party investors that are secured by loans in the securitization pool. As of March 31, 2013, our servicing portfolio contained $5.8 billion of residential first mortgages, with a weighted average coupon of 3.70% and a weighted average age of 8 months. At March 31, 2013, the 90+ day delinquency rate in our servicing portfolio was 0.36%, the weighted average FICO score of our servicing portfolio was 744, and the adjusted constant prepayment rate (“CPR”) of our servicing portfolio as of March 31, 2013 was 7.24%.

Our Strengths

Leading, Non-Bank, Integrated Mortgage Company

We are a leading, non-bank, integrated mortgage company focused on efficiently and effectively originating, acquiring, selling, financing and servicing residential mortgage loans. We originate mortgages loans through our correspondent, wholesale and retail channels which provide diversity, increase scale and reduce dependency on any particular channel. During the three months ended March 31, 2013, the correspondent, wholesale and retail channels accounted for 71%, 21% and 8%, respectively of our origination volume.

Profitable, Sustainable Business with Significant Growth Potential

We have been profitable every year since 2008 and, for the quarter ended March 31, 2013, our net income grew by 323% over the same quarter last year. The growth in net income has been driven by a significant increase in origination volume which increased by 370% during the quarter ended March 31, 2013 over the same period last year. We were able to achieve this growth as we expanded geographically into 12 states, deepened correspondent relationships and expanded product offerings. We believe that we have significant growth potential as we currently only service 33 states, representing 54% of the nation’s total origination volume. As we launch our services nationally and expand in the remaining 15 contiguous states, which accounted for $901 billion, or 46%, of the nation’s origination volume in 2012, we believe that we will be able to continue to see meaningful growth in our origination volume. We will also see meaningful growth as we expect to benefit from consolidation in the mortgage market with the potential acquisition of retail originators.

Additionally, we are focused on purchase money volume which accounts for over 43% of our origination volume for the twelve months ended March 31, 2013 compared to the industry average of 27%. We believe that as refinancing volumes potentially decline with an increase in interest rates, we will be better positioned than the rest of the industry as our origination volumes will be more sustainable. Further, we also benefit from our growing mortgage servicing business which produces recurring fee income and from our financing business which provides fee and interest income.

We have made significant strategic investments in our business as we strive for growth. These investments include the opening of 14 retail branches in 8 states during the latter part of 2012 and first half of 2013. We intend to expand further into 3 states by opening 4 additional retail branches during the remainder of 2013. In addition, in June 2013 we launched our non-Agency jumbo mortgage loan program and launched our mortgage financing business to offer our customers a full suite of products. In order to achieve our growth targets, we have made significant investments and incurred significant operating expenses, which we believe will generate attractive returns over time.

Stable, Diversified and Complementary Funding Platform

Our NattyMac platform allows us to integrate a “syndicated” financing facility into our mortgage banking platform that consists of repurchase and participation agreements with major financial institutions, as well as regional and community banks. The financing facility provides a stable, low-cost diversified source of funding for our business and allows us to offer this as a service to our correspondent and other customers. We view this as a competitive advantage over other non-bank mortgage originators and servicers and a means of competing with banks that historically use deposit funding sources to finance their businesses. The platform also provides an ancillary source of fee and net interest income as we sell participations to depository institutions seeking an interest in liquid assets.

We view our NattyMac platform as being complementary to our origination business as correspondents are incentivized to sell the loans warehoused on our platform to us as it provides them with greater liquidity and minimizes the capital they require in their business. We believe our “pre-funding” due diligence process also reduces credit, compliance, collateral, interest rate and market risk by allowing us to assess the salability to potential funding sources and/or other loan investors prior to funding.

Consistent Ability to Produce High Quality Loans

Since our inception in 2005, we have been focused on originating high quality residential mortgage loans. For the three months ended March 31, 2013, we originated loans with an average FICO score of 730 and a loan-to-value ratio (“LTVs”) of 83% while our servicing portfolio as of March 31, 2013 had a weighted average FICO score of 744 and a 90+ day delinquency rate of 0.36%. We believe that our asset performance is superior to the industry due to our technologically advanced platform, consistent and conservative underwriting processes and focus on conducting a pre-funding review of each loan to ensure it meets the standards set by the GSEs or our loan investors. These practices differ from many of our competitors that apply different underwriting standards and review policies depending on the channel from which the loan is originated from. For example, some of our competitors conduct a pre-funding analysis on a sampling basis for loans acquired in the correspondent and wholesale channels but a full review on loans originated through the retail channel. We believe that our relentless focus on quality and consistency in applying underwriting policies and procedures has enabled us to have no significant repurchase demands, thus minimizing our risk profile and differentiating us from much of our competition.

Our Complementary Origination, Servicing and Financing Businesses Create a Natural Hedge Against Interest Rate Volatility and Business Cyclicality

Our principal sources of revenue, mortgage servicing, mortgage origination and mortgage financing, contribute to our stable business profile by creating a natural hedge against changes in the interest rate environment. As interest rates rise and the likelihood of refinancing decreases, MSRs generally increase in value which helps to offset any decline in origination volumes. Additionally, as long-term interest rates increase we will earn greater fee and interest income as yields on mortgage loans will increase while the funding costs will remain proportionately lower. As interest rates decline and the likelihood of refinancing increases, origination volumes tend to increase which helps to offset the decline in the value of MSRs caused by the higher probability of loan prepayment. In addition, our origination platform helps us to recapture servicing rights on loan payoffs and thus replenish our MSRs during periods of high prepayments. For the twelve months ended March 31, 2013, our recapture rate was 40% of payoffs (based on the dollar amount of refinanced mortgage loans). We expect that our recapture rate will increase further as our retail call center operations focuses on retention of our servicing portfolio.

Robust, Proprietary Operating Platform

We believe that the current processes and systems generally used by brokers and correspondents to originate loans are fragmented and result in inconsistent data, lack of controls, and limited transparency for market participants. In response to this weakness, we have built a proprietary diligence and underwriting decision platform, OLIE, that incorporates what we believe to be the best balance of data integrity, efficiency, ease of use, speed of decision, loan quality, consistency and control. We believe this service is valued by our brokers and correspondents and offers us a distinct advantage over our competitors.

OLIE provides a transparent view of all documents and loan level data throughout the entire life of a loan, from origination through securitization and final disposition, enabling us to measure and manage the performance of our loans, giving us the ability to proactively identify trends that may negatively impact our operational or financial performance. We believe that our current platform and our robust diligence procedures are the central reason we have not had any significant loan losses from indemnification or repurchase demands compared to other competitors who have realized significant losses. Additionally, we are able to offer greater transparency to the institutional investors that purchase our loans which is reflected in our sales execution.

Seasoned Management Team

Our senior management team is comprised of experienced mortgage industry executives with a track record of managing all aspects of the residential mortgage business through a variety of credit cycles and market conditions. Our founder and Chief Executive Officer, Jim Cutillo, has successfully led and managed the company through the recent transformation of the mortgage industry. Additionally, our president and other members of our senior management team have an average of 20 years of experience in the mortgage banking industry. We believe our executive management team has a clear vision and common set of core values and will be able to successfully execute our rapid growth strategy.

Our Growth Drivers

We expect to drive future growth in the following ways:

Grow Origination Volume Across Channels

We intend to grow our origination volume across our channels by expanding nationally. We are currently licensed in 33 states plus Washington, D.C., which account for 54% of U.S. residential mortgage originations. We intend to become licensed in all 48 contiguous states by year end 2013 and thus expand our geographic footprint to include the remaining 46% of the market which accounted for $901 billion of origination volume in 2012. This will enable us to substantially grow our correspondent, wholesale and retail footprint. We also expect to deepen existing correspondent and wholesale relationships. Towards this goal, we plan to hire an additional 36 relationship managers in 2013, offer warehouse financing through NattyMac, offer a full spectrum of mortgage products and access to our technology platform.

We also intend to grow our presence in the retail channel by increasing our origination volume through geographic expansion into new markets and “tuck-in” branch acquisitions. Our “tuck-in” branch acquisition strategy is capital efficient and, in 2012, resulted in eight branches being opened. We intend to continue to focus on acquiring branches as a growth strategy and expect that with GSE reform, higher guarantee fees (“GFees”) and benefits of scale, the mortgage market will undergo consolidation with the acquisition of smaller originators and we will be one of the key beneficiaries of this industry trend.

Expand into Non-Agency Mortgage Loans

Our extensive expertise in prime non-Agency jumbo securitization provides us the opportunity to substantially grow our non-Agency loan origination volume. We intend to focus on increasing production of loans that meet Agency criteria in nearly all respects other than loan size. These loans are generally referred to as “jumbo” loans and are originated through our existing channels. Over the last few years, this market has been hindered by the lack of an efficient capital market in which to sell such loans. We believe, as the market normalizes and non-Agency private securitization returns, we will be one of the few non-bank originators with this capability, giving us the ability to be an Aggregator for others and establishing ourselves as a market leader. The non-Agency MBS market was 56% of the total MBS market or $1.14 trillion in 2006 compared to 0.78% or $13.2 billion in 2012. In anticipation of the non-Agency market recovering and GSE reform, we intend to create a securitization shelf in 2013 and offer investors an opportunity to invest in securities backed by these loans. We may also retain the junior subordinated notes from the securitizations and create a recurring interest income stream for ourselves.

We believe that our integrated origination and servicing platform coupled with our expertise provides us with what we believe is a significant competitive advantage. We expect this investment strategy to create an attractive risk-adjusted return for our shareholders and to position us as one of the leading non-bank integrated mortgage origination and service providers.

Grow our Servicing Business

We anticipate being able to continue to retain the MSRs associated with loans we originate at attractive multiples through our integrated mortgage banking platform, whereas many of our competitors rely on purchasing MSRs. We feel our strategy is not only a more efficient utilization of capital but has less credit, collateral and compliance risk, since all loans are carefully reviewed by us prior to purchase.

We believe we can also leverage our correspondent channel to purchase MSRs from correspondent clients on a “co-issue” basis, meaning our clients originate and securitize Agency loans and concurrently transfer the servicing rights to us. This “co-issue” strategy will allow us to acquire the MSRs on an originated MSR (“OMSR”) basis versus a purchased MSR (“PMSR”) basis, since the servicing is treated as a whole loan origination. The “co-issue” strategy provides a competitive advantage over other purchasers of MSRs via bulk acquisitions as we have an existing relationship with the originator and understand their origination capabilities and techniques which drives the credit quality and performance of these loans. MSRs purchased in this way are expected to have substantially similar attributes to our originated loans with respect to note rate, credit quality and loan type. We anticipate completing our first such transaction in the fourth quarter of 2013 and growing this area of our business to augment the acquisition of servicing rights. We plan to perform the same level of pre-funding due diligence on these loans prior to purchasing the servicing rights from the seller. This strategy is similar in nature to our origination strategy of offering mandatory delivery and is another delivery type that is not dependent on our origination business, making it highly scalable and efficient from an operational and financial perspective.

Grow our Mortgage Financing Business

In the current market, many correspondents lack capital to grow their businesses and, therefore, are constrained by their balance sheet from a warehouse lending perspective. A typical warehouse lender will provide financing subject to a tangible net worth covenant and apply a hair-cut on the warehoused loans. Often, this presents a challenge for the correspondent if the “take-out” investor takes too long to review or purchase the loan. We have created an early purchase facility that allows approved correspondents to sell us loans on an accelerated basis, moving them off their balance sheet and freeing up their warehouse lines so they can fund more loans. We earn fee and net interest income on these loans, which are held on average 15 days prior to sale. This is also complementary to our mortgage origination business as we will generally acquire these loans from correspondents. We launched our financing business in June 2013 by hiring two dedicated account executives and we expect to make additional hires as we roll out this business nationwide.

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. Some of these risks are:

•	our ability to compete successfully in the highly competitive mortgage loan servicing and mortgage loan origination industries;

•	experiencing financial difficulties like some originators and mortgage servicers have experienced;

•	adverse changes in the residential mortgage market;

•	our ability to obtain sufficient capital to meet our financing requirements;

•	our ability to grow our loan origination volume;

•	our estimates may prove to be imprecise and result in significant changes in financial performance, including valuation;

•

the impact on our business of federal, state and local laws and regulations concerning loan servicing, loan origination, loan modification or the licensing of individuals and entities that engage in these activities;

•	substantial compliance costs arising from state licensing and operational requirements or loss of our licenses;

•	our ability to originate and/or acquire MSRs;

•	our ability to recover our significant investments in personnel and our technology platform;

•	the implementation of our proprietary loan due diligence, scoring and decision platform on schedule, which is still in the process of being refined and implemented;

•	the accuracy and completeness of information we receive about borrowers and counterparties;

•	a significant change in delinquencies and/or defaults for the mortgage loans we service;

•	our ability to recapture mortgage loans from borrowers who refinance;

•	changes in prevailing interest rates and any corresponding effects on origination volumes or the value of our assets;

•	our rapid growth may be difficult to sustain and manage and may place significant demands on our administrative, operational and financial resources;

•	our ability to identify and complete acquisitions of retail mortgage originators and other businesses;

•	our ability to realize all of the anticipated benefits of our acquisitions;

•	the change of control rules under Section 382 of the Internal Revenue Code may limit our ability to use net operating loss carryforwards to reduce future taxable income;

•	failure to establish and maintain effective systems of internal controls;

•	errors in our financial models or changes in assumptions;

•	our ability to adapt to and implement technological changes;

•	the geographic concentration of our servicing portfolio may result in a higher rate of delinquencies and/or defaults;

•

the impact of the ongoing implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”) on our business activities and practices, costs of operations and overall results of operations;

•	losses due to fraudulent and negligent acts on the part of loan applicants, brokers, other vendors, existing customers, our employees and other third parties;

•	the loss of the services of one or more of the members of our executive management team; and

•	an active trading market for our common stock may not develop or be sustained.

Our Ownership Structure

We are an Ohio corporation that was incorporated in 1976. Prior to March 2012, our shareholders were members of our executive management team and other investors. In March 2012, Long Ridge Equity Partners, a private investment firm focused on the financial services industry, invested in us through its affiliate. We completed a private offering in May 2013, which we refer to as our May 2013 private offering, in which we issued and sold 6,388,889 shares of our common stock to various institutional investors, accredited investors and offshore investors at an offering price of $18.00 per share, and we received approximately $115 million of proceeds, before expenses. Long Ridge Equity Partners remains our largest shareholder and has entered into various agreements with us and certain other parties which are described further in “Certain Relationships and Related Party Transactions—Arrangements with Long Ridge Equity Partners and its Affiliates.”

The following chart illustrates our organizational structure, after giving effect to this offering. We have one wholly-owned subsidiary, NattyMac, LLC, an Indiana limited liability company.

1	Includes investors from our May 2013 private offering and other non-executive management shareholders (other than Stonegate Investors Holdings).

2	Includes the shares of common stock owned by Stonegate Investors Holdings, Long Ridge Equity Partners I, LP and Long Ridge Offshore Subsidiary Holdings, LLC, each of which is an affiliate of Long Ridge Equity Partners, LLC. Stonegate Investors Holdings also owns a warrant to purchase 277,777 shares of our common stock with an exercise price of $18.00 per share. Excludes shares issuable upon any exercise of the warrant.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These exemptions provide that, so long as a company qualifies as an “emerging growth company,” it will, among other things:

•

be exempt from the “say on pay” provisions (requiring a non-binding shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Act, and certain disclosure requirements of the Dodd-Frank Act relating to compensation of its named executive officers;

•

be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and instead provide a reduced level of disclosure concerning executive compensation; and

•

be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”), requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

Although we are still evaluating the JOBS Act, we may take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us as long as we qualify as an “emerging growth company,” except that we have irrevocably elected not to take advantage of the extension of time to comply with new or revised financial accounting standards available under Section 102(b) of the JOBS Act.

We will, in general, qualify as an “emerging growth company” until the earliest of:

•	the last day of our fiscal year following the fifth anniversary of the date of this offering;

•	the last day of our fiscal year in which we have annual gross revenue of $1.0 billion or more;

•	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; and

•

the date on which we are deemed to be a “large accelerated filer,” which will occur at such time as we (1) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (2) have been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months and (3) have filed at least one annual report pursuant to the Exchange Act.

Registration Rights and Lock-Up Agreements

Pursuant to a Registration Rights Agreement between us and the initial purchaser/placement agent for our May 2013 private offering, which we refer to as the Registration Rights Agreement, we are required, among other things, to:

•

file with the Securities and Exchange Commission, or the SEC, a resale shelf registration statement registering all of the shares of our common stock sold in our May 2013 private offering that are not sold by selling shareholders in this offering no later than September 12, 2013 (which is 120 days after the closing date of our May 2013 private offering); and

•

use our commercially reasonable efforts to cause the resale shelf registration statement to become effective under the Securities Act of 1933, as amended (the “Securities Act”), as soon as reasonably practicable after the filing, and in any event, no later than February 15, 2014 and to maintain the resale shelf registration statement continuously effective under the Securities Act for a specified period.

In addition, if (i) prior to June 30, 2014, either a shelf registration statement for the resale of the shares sold in the May 2013 private offering has not been declared effective by the SEC or we have not completed the initial public offering of our common stock pursuant to this registration statement, or (ii) we have completed the initial public offering of our common stock prior to June 30, 2014, but we have not caused a shelf registration statement for the resale of the shares sold in the May 2013 private offering to be declared effective by the SEC by the 75th day after the closing date of this initial public offering, subject to extension under certain circumstances, then the Registration Rights Agreement will require that we hold a special meeting of our shareholders for the purpose of considering and voting on proposals to expand the Board of Directors by three and elect three new independent directors to our Board of Directors who are nominated by the holders of the shares sold in the May 2013 private offering, unless the holders of at least 75% of the outstanding shares of our common stock entitled to vote thereon, excluding shares beneficially owned by our directors and officers and by Stonegate Investors Holdings, consent to a waiver or deferral of the requirement that we hold the special meeting.

Subject to certain exceptions, we, and each of our officers, directors and Stonegate Investors Holdings, will enter into a lock-up agreement with the lead managing underwriter of this offering with respect to shares of our common stock, restricting the direct or indirect sale of such securities for 180 days after the date of this prospectus without the prior written consent of                         . Additionally, our other shareholders who purchased common stock in our May 2013 private offering have agreed with us not to directly or indirectly sell, offer to sell, grant any option or otherwise transfer or dispose of our common stock for 180 days, in the case of any shareholders who elect to sell stock in this initial public offering, if any, and 60 days, in the case of holders who are not selling stock in this offering, in each case after the date of this prospectus.

Our Offices

Our principal executive offices are located at 9190 Priority Way West Drive, Suite 300, Indianapolis, Indiana, 46240. Our main telephone number is (317) 663-5100. Our Internet website is www.stonegatemtg.com.

THE OFFERING

Common stock offered by us	shares

Common stock offered by selling shareholders	shares

Common stock outstanding immediately after this offering	shares[1]

Offering price	$ per share of common stock

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and other estimated offering expenses payable by us, will be approximately $ million, based on the mid-point of the price range set forth on the front cover page of this prospectus ($ million if the underwriters exercise their option to purchase additional shares in full).

We intend to use the net proceeds of this offering to make investments relating to our business and for other general corporate purposes. Additionally, we may choose to expand our business through acquisitions of or investments in other businesses using cash or shares of our common stock. However, we have no commitments with respect to any such acquisitions or investments at this time.

Dividend policy	We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for the operation and growth of our business.

Any future determination to pay dividends on our common stock will be at the discretion of our Board of Directors and will depend upon many factors, including our financial position, results of operations, liquidity, legal requirements, restrictions that may be imposed by the terms in current and future financing instruments and other factors deemed relevant by our Board of Directors.

Listing	We intend to apply to list our common stock on the under the symbol “ ”.

[1]	Excludes (i) an aggregate of 1,539,883 shares of our common stock underlying currently outstanding stock options that have been granted to our executive officers, certain key employees and our independent directors pursuant to our 2011 Omnibus Incentive Plan, (ii) 315,925 shares of our common stock reserved for future issuance under our 2011 Omnibus Incentive Plan, (iii) shares of our common stock that we may issue and sell upon the exercise of the underwriters’ option to purchase up to additional shares from us and (iv) 277,777 shares of our common stock issuable upon the exercise of a warrant owned by Stonegate Investors Holdings.

Ownership and transfer restrictions	To assist us in complying with applicable Federal and state regulations that regulate our activities as an originator and servicer of mortgage loans, including regulations that restrict ownership of our common stock, our Second Amended and Restated Articles of Incorporation generally prohibit any person from beneficially owning more than 9.9% of the outstanding shares of our common stock. Effective upon the closing of this offering, this 9.9% ownership limitation will be removed.

For further details about resale and transfer restrictions and procedures see “Description of Capital Stock—Restrictions on Ownership and Transfer of Common Stock.”

Risk factors	Investing in our common stock involves a high degree of risk. For a discussion of factors you should consider in making an investment, see “Risk Factors” beginning on page 19.

SUMMARY HISTORICAL FINANCIAL DATA

The following tables present our summary historical financial data for the periods as of the dates indicated. The statement of operations data for the years ended December 31, 2012 and 2011 and the balance sheet data at December 31, 2012 and 2011 have been derived from our audited financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of results we expect in future periods. The consolidated statement of income data for the three months ended March 31, 2013 and 2012, and the consolidated balance sheet data as of March 31, 2013 and 2012 have been derived from unaudited consolidated financial statements of Stonegate Mortgage Corporation included elsewhere in this prospectus. The unaudited consolidated financial statements of Stonegate Mortgage Corporation have been prepared on substantially the same basis as the audited financial statements and include all adjustments that we consider necessary for a fair presentation of our consolidated financial position and results of operations for all periods presented. Amounts presented for basic and diluted earnings per share reflect the impact of our stock dividend of 12.861519 additional shares of our common stock for each share of our common stock that was outstanding on May 14, 2013.

The data presented below should be read in conjunction with, and is qualified in its entirety by reference to, “Capitalization,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011
	(in thousands, except per share data)		(in thousands, except per share data)
Statement of Operations Data
Revenues:
Gain on mortgage loans held for sale	$25,499	$10,045	$73,337	$16,735
Fee income	7,470	2,362	15,779	6,916
Change in MSR valuation, net of portfolio runoff of $1,800, $0, $0 and $0, respectively	4,090	—	—	—
Other income	2,821	666	6,429	2,371

Total revenues	39,880	13,073	95,545	26,022

Expenses:
Salaries, commissions and benefits	14,493	5,420	32,737	13,085
General and administrative	3,601	1,131	7,705	3,163
Interest expense	3,073	856	6,239	2,728
Amortization of MSRs	—	425	3,680	960
Impairment of MSRs	—	831	11,698	2
Other expenses	2,868	715	5,677	2,050

Total expenses	24,035	9,378	67,736	21,988

Income before income taxes	15,845	3,695	27,809	4,034
Income taxes	6,130	1,400	10,724	1,699

Net income	$9,715	$2,295	$17,085	$2,335

Basic earnings per share	$3.42	$0.73	$5.41	$0.70

Diluted earnings per share	$0.86	$0.47	$2.10	$0.61

	March 31,		December 31,
	2013	2012	2012	2011
	(in thousands)		(in thousands)
Balance Sheet Data
Cash and cash equivalents	$17,736	$7	$15,056	$403
Mortgage loans held for sale, at fair value	295,551	87,971	218,624	61,729
MSRs, at fair value	67,453	––	––	––
MSRs, at lower of amortized cost or fair value	—	20,861	42,202	17,679
Total assets	422,774	122,196	309,606	89,108
Warehouse lines of credit	276,930	82,970	202,976	57,894
Total liabilities	357,068	102,234	254,357	78,692
Total stockholders’ equity	65,706	19,962	55,249	10,415

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as other information contained in this prospectus, before deciding to invest in our common stock. The occurrence of any of the following risks could materially and adversely affect our business, prospects, financial condition, results of operations and cash flow, in which case, the trading price of our common stock could decline and you could lose all or part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Cautionary Note Concerning Forward-Looking Statements.”

Risks Related to Our Business and Industry

The industry in which we operate is highly competitive and our inability to compete successfully could adversely affect our business, financial condition and results of operations.

We operate in a highly competitive industry that could become even more competitive as a result of economic, technological and regulatory changes. Our mortgage loan origination business faces competition in mortgage loan offerings, rates, fees and levels of customer service. Competition to originate mortgage loans comes primarily from large commercial banks and savings institutions, but we also compete with a growing number of national and regional mortgage companies. Financial institutions generally have significantly greater resources and access to capital than we do, which gives them the benefit of a lower cost of funds and the ability to originate more mortgage loans. Our servicing business faces competition in areas such as fees and service. Competition to service mortgage loans comes from large commercial banks, large savings institutions and large independent servicers. Additionally, our servicing competitors may decide to modify their servicing model to compete more directly with our servicing model, or our servicing model may generate lower margins as a result of competition or as overall economic conditions improve.

In addition, technological advances and heightened e-commerce activities have increased consumers’ accessibility to products and services. This has intensified competition among banks and non-banks in offering mortgage loans and servicing them. We may be unable to compete successfully in our origination and servicing businesses, and this could materially and adversely affect our business, financial condition and results of operations.

We may experience financial difficulties like some originators and mortgage servicers have experienced, which could adversely affect our business, financial condition and results of operations.

Since 2006, a number of originators and servicers of residential mortgage loans experienced serious financial difficulties and, in some cases, ceased operations. These difficulties have resulted, in part, from declining markets for mortgage loans as well as from claims for repurchases of mortgage loans previously sold under provisions requiring repurchase in the event of early payment defaults or breaches of representations and warranties regarding loan quality, compliance and certain other loan characteristics. Overall, origination volumes are down significantly in the current economic environment. According to the Mortgage Bankers Association, total U.S. residential mortgage origination volume decreased from $2.8 trillion in 2006 to $1.75 trillion in 2012. Higher delinquencies and defaults may contribute to these difficulties by reducing the value of mortgage loans and requiring originators to sell their portfolios at greater discounts to par. In addition, servicing an increasingly delinquent mortgage loan portfolio increases servicing costs without a corresponding increase in servicing compensation. The value of many residual interests retained by sellers of mortgage loans in the securitization market has also been declining. Any of the foregoing adverse developments could materially and adversely affect our business, financial condition and results of operations.

Adverse changes in the residential mortgage market would adversely affect our business, financial condition and results of operations.

Since 2007, adverse economic conditions, including high unemployment, stagnant or declining incomes and higher taxes, have impacted the residential mortgage market, resulting in unprecedented delinquency, default and foreclosure rates, all of which have led to increased losses on all types of residential mortgage loans due to sharp declines in residential real estate values. Falling home prices have resulted in higher LTVs, lower recoveries in foreclosure and an increase in losses above those that would have been realized had property values remained the same or continued to increase. As LTVs increase, borrowers sometimes have insufficient equity in their homes, which prohibits them from refinancing their existing loans. This may also provide borrowers an incentive to default on their mortgage loans even if they have the ability to make principal and interest payments, which we refer to as strategic defaults. Increased mortgage defaults negatively impact our servicing business because they increase the costs to service the underlying loans and may ultimately reduce the number of mortgages we service.

Adverse economic conditions also adversely impact our originations business. Declining home prices and increasing LTVs may preclude many potential borrowers, including borrowers whose existing loans we service, from refinancing their existing loans.

Adverse changes in the residential mortgage market may reduce the number of mortgages we service or new mortgages we originate, reduce the profitability of mortgages currently serviced by us, adversely affect our ability to sell mortgage loans originated by us or increase delinquency rates. Any of the foregoing adverse developments could materially and adversely affect our business, financial condition and results of operations.

We may be unable to obtain sufficient capital to meet the financing requirements of our business.

Our financing strategy consists primarily of using repurchase facilities and participation agreements with major financial institutions and regional and community banks. As we continue to grow, we will likely need to borrow additional money. Our ability to renew or replace our existing facilities as they expire and borrow the additional funds we will need to accomplish our growth strategy is affected by a variety of factors including:

•	the level of liquidity in the mortgage related credit markets;

•	prevailing interest rates;

•	the strength of the lenders that provide us financing;

•	limitations on borrowings on repurchase facilities and participation agreements imposed by the amount of eligible collateral pledged;

•	limitations imposed on us under financing agreements that contain restrictive covenants and borrowing conditions that may limit our ability to raise or borrow additional funds; and

•	accounting changes that may impact calculations of covenants in our financing agreements.

In the ordinary course of our business, we periodically borrow money or sell newly-originated loans to fund our mortgage loan origination and servicing operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” Our ability to fund current operations and make advances required under our mortgage loan servicing agreements depends on our ability to secure these types of financings on acceptable terms and to renew or replace existing financings as they expire. Such financings may not be available on acceptable terms or at all.

An event of default, a negative ratings action by a rating agency, an adverse action by a regulatory authority or a general deterioration in the economy that constricts the availability of credit—similar to the market conditions that we have experienced during the last five years—may increase our cost of funds and make it difficult for us to renew existing facilities or obtain new financing facilities. We intend to seek opportunities to acquire mortgage loan servicing portfolios and/or businesses that engage in mortgage loan servicing and/or mortgage loan originations. Our liquidity and capital resources may be diminished by any such transactions. Additionally, we believe that a significant acquisition may require us to raise additional capital to facilitate such a transaction, which may not be available on acceptable terms or at all.

In June 2011, the Basel Committee on Banking Supervision of the Bank of International Settlements announced the final framework for strengthening capital requirements, known as Basel III, which, if implemented by U.S. bank regulatory agencies, will increase the cost of funding on financial institutions that we rely on for financing. Such Basel III requirements on financial institutions could reduce our sources of funding and increase the costs of originating and servicing mortgage loans. If we are unable to obtain sufficient capital on acceptable terms for any of the foregoing reasons, this could materially and adversely affect our business, financial condition and results of operations.

We may not be able to continue to grow our loan originations volume, which could adversely affect our business, financial condition and results of operations.

Our mortgage loan origination business consists of providing purchase money loans to homebuyers and refinancing existing loans. The origination of purchase money mortgage loans is greatly influenced by traditional business clients in the home buying process such as realtors and builders. As a result, our ability to secure relationships with such traditional business clients will influence our ability to grow our purchase money mortgage loan volume and, thus, our loan origination business.

Our loan origination business operates largely through third party mortgage brokers who do business with us on a best efforts basis, i.e., they are not obligated to do business with us. Further, our competitors also have relationships with these brokers and actively compete with us in our efforts to expand our broker networks. Accordingly, we may not be successful in maintaining our existing relationships or expanding our broker networks. If we are unable to continue to grow our loan origination business, this could adversely affect our business, financial condition and results of operations.

We are licensed in 33 states and Washington, D.C. and have a license pending in 5 states. We intend to become licensed in all 48 contiguous states by year end 2013. The 15 states in which we are currently not licensed, including the states where we have a license pending, represent approximately 46% of the overall single-family residential mortgage origination market. As we become licensed in these additional states, we believe this geographic expansion will be a major driver of our growth. However, there are no assurances that we will obtain licenses in all 48 contiguous states or that our licensing efforts will continue on the pace that we intend. If we are unable to obtain the licenses we plan to obtain, we will not be able to grow our business in accordance with our current plans, and our business, financial condition and results of operations would be materially and adversely affected.

We use financial models and estimates in determining the fair value of certain assets, such as MSRs, commitments to originate loans, mortgage loans held for sale and related hedging instruments. If our estimates or assumptions prove to be incorrect, we may be required to record impairment charges, which would adversely affect our earnings.

We use internal financial models that utilize, wherever possible, market participant data to value certain of our assets, including our MSRs when they are initially acquired and newly originated loans held for sale for purposes of financial reporting. These models are complex and use asset-specific collateral data and market inputs for interest and discount rates. In addition, the modeling requirements of MSRs are complex because of the high number of variables that drive cash flows associated with MSRs. Even if the general accuracy of our valuation models is validated, valuations are highly dependent upon the reasonableness of our assumptions and the predictability of the relationships that drive the results of the models. In determining the value for MSRs, we make certain assumptions, many of which are beyond our control, including, among other things:

•	the rates of prepayment and repayment;

•	projected rates of delinquencies, defaults and liquidations;

•	future interest rates;

•	our cost to service the loans;

•	ancillary fee income; and

•	amounts of future servicing advances.

Although we have processes and procedures in place governing internal valuation models and their testing and calibration, such assumptions are complex as we must make judgments about the effect of matters that are inherently uncertain. Different assumptions could result in significant changes in financial performance, including valuation, which in turn could affect earnings or result in significant changes in the dollar amount of assets reported on the balance sheet. Additionally, if loan loss levels are higher than anticipated due to an increase in delinquencies, prepayment speeds are higher than we predict, our recapture rate on loans that are refinanced is lower than we predict, or financial market illiquidity continues beyond our estimate, the value of certain of our assets may decrease and we may be required to record impairment charges, which could adversely affect our earnings. In addition, there can be no assurance that, even if our models are correct, these assets could be sold for our carrying value should we choose or be forced to sell them in the open market.

Federal, state and local laws and regulations could materially adversely affect our business, financial condition and results of operations.

Due to the highly regulated nature of the residential mortgage industry, we are required to comply with a wide array of federal, state and local laws and regulations that regulate, among other things, the manner in which we conduct our origination and servicing businesses, the fees we may charge, and the services we provide. These regulations directly impact our business and require constant compliance, monitoring and internal and external audits. A material failure to comply with any of these laws or regulations could result in the loss or suspension of our licenses to conduct our businesses or subject us to lawsuits or governmental actions, which could materially and adversely affect our business, financial condition and results of operations.

In addition, there continue to be changes in legislation and licensing requirements that are intended to improve the consumer mortgage loan experience, which require technological changes and additional implementation costs for mortgage loan originators and servicers. We expect legislative and licensing changes will continue in the foreseeable future, which will likely increase our operating expenses. Furthermore, there continue to be changes in state law that are adverse to mortgage servicers that increase costs and operational complexity of our business and impose significant penalties for violation. Any of these changes in the law could materially and adversely affect our business, financial condition and results of operations.

Federal, state and local governments have recently proposed or enacted numerous laws, regulations and rules related to mortgage loans generally and foreclosure actions in particular. These laws, regulations and rules may result in significant delays in the foreclosure process, reduced payments by borrowers, modification of the original terms of mortgage loans, permanent forgiveness of debt and increased servicing advances. In some cases, local governments have ordered moratoriums on foreclosure activity, which prevent a servicer or trustee, as applicable, from exercising any remedies they might have in respect of liquidating a severely delinquent mortgage loan. Several courts also have taken unprecedented steps to slow the foreclosure process or prevent foreclosure altogether.

Certain proposed federal legislation would permit borrowers in bankruptcy to restructure mortgage loans secured by primary residences. Bankruptcy courts could, if this legislation is enacted, reduce the principal balance of a mortgage loan that is secured by a lien on mortgaged property, reduce the mortgage interest rate, extend the term to maturity or otherwise modify the terms of a bankrupt borrower’s mortgage loan.

We originate and sell FHA and VA loans. The origination of FHA and VA loans represented approximately 29% and 37% of the dollar value of loans originated in 2012 and 2011, respectively. The housing finance reform contemplated by the Obama administration may impact the lending qualification and limits of these programs, which may adversely impact our volume of FHA and VA loan originations in the future and may increase the price of our mortgage insurance premiums or otherwise adversely affect our business, financial conditions and results of operations.

We may be subject to liability for potential violations of predatory lending laws, which could adversely impact our results of operations, financial condition and business.

Various U.S. federal, state and local laws have been enacted that are designed to discourage predatory lending practices. The U.S. federal Home Ownership and Equity Protection Act of 1994, or HOEPA, prohibits inclusion of certain provisions in residential mortgage loans that have mortgage rates or origination costs in excess of prescribed levels and requires that borrowers be given certain disclosures prior to origination. Some states have enacted, or may enact, similar laws or regulations, which in some cases impose restrictions and requirements greater than those in HOEPA. In addition, under the anti-predatory lending laws of some states, the origination of certain residential mortgage loans, including loans that are not classified as “high-cost” loans under applicable law, must satisfy a net tangible benefits test with respect to the related borrower. This test may be highly subjective and open to interpretation. As a result, a court may determine that a residential mortgage loan, for example, does not meet the test even if the related originator reasonably believed that the test was satisfied. If any of our production loans are found to have been originated in violation of predatory or abusive lending laws, we could incur losses, which could adversely impact our results of operations, financial condition and business.

We are highly dependent upon programs administered by GSEs such as Fannie Mae and Freddie Mac to generate revenues through mortgage loan sales to institutional investors. Any changes in existing U.S. government-sponsored mortgage programs could materially and adversely affect our business, financial position and results of operations.

In February 2011, the Obama Administration delivered a report to Congress regarding a proposal to reform the housing finance markets in the United States. The report, among other things, outlined various potential proposals to wind down the GSEs and reduce or eliminate over time the role of the GSEs in guaranteeing mortgages and providing funding for mortgage loans, as well as proposals to implement reforms relating to borrowers, lenders and investors in the mortgage market, including reducing the maximum size of loans that the GSEs can guarantee, phasing in a minimum down payment requirement for borrowers, improving underwriting standards and increasing accountability and transparency in the securitization process.

Our ability to generate revenues through mortgage loan sales to institutional investors depends, to a significant degree, on programs administered by the GSEs, such as Fannie Mae and Freddie Mac, a government agency, Ginnie Mae, and others that facilitate the issuance of MBS in the secondary market. These GSEs play a critical role in the residential mortgage industry, and we have significant business relationships with many of them. Most of the conforming loans we originate qualify under existing standards for inclusion in guaranteed mortgage securities backed by GSEs. We also derive other material financial benefits from these relationships, including the assumption of credit risk by these GSEs on loans included in such mortgage securities in exchange for our payment of guarantee fees and the ability to avoid certain loan inventory finance costs through streamlined loan funding and sale procedures.

Any discontinuation of, or significant reduction in, the operation of these GSEs or any significant adverse change in the level of activity in the secondary mortgage market or the underwriting criteria of these GSEs could materially and adversely affect our business, financial position and results of operations.

The conservatorship of Fannie Mae and Freddie Mac and related efforts, along with any changes in laws and regulations affecting the relationship between Fannie Mae and Freddie Mac and the U.S. federal government, could adversely affect our business and prospects.

Due to increased market concerns about the ability of Fannie Mae and Freddie Mac to withstand future credit losses associated with securities held in their investment portfolios, in July 2008, the U.S. government passed the Housing and Economic Recovery Act of 2008. In September 2008, the Federal Housing Finance Agency (“FHFA”) placed Fannie Mae and Freddie Mac into conservatorship and, together with the U.S. Treasury, established a program designed to boost investor confidence in their respective debt and MBS. As the conservator of Fannie Mae and Freddie Mac, the FHFA controls and directs the operations of Fannie Mae and Freddie Mac and may (i) take over the assets and operations of Fannie Mae and Freddie Mac with all the powers of the shareholders, the directors and the officers of Fannie Mae and Freddie Mac and conduct all business of Fannie Mae and Freddie Mac; (ii) collect all obligations and money due to Fannie Mae and Freddie Mac; (iii) perform all functions of Fannie Mae and Freddie Mac that are consistent with the conservator’s appointment; (iv) preserve and conserve the assets and property of Fannie Mae and Freddie Mac; and (v) contract for assistance in fulfilling any function, activity, action or duty of the conservator.

Although the U.S. Treasury has committed capital to Fannie Mae and Freddie Mac, these actions may not be adequate for their needs. If these actions are inadequate, Fannie Mae and Freddie Mac could continue to suffer losses and could fail to honor their guarantees and other obligations. The future roles of Fannie Mae and Freddie Mac could be significantly reduced and the nature of their guarantees could be considerably limited relative to historical measurements. Any changes to the nature of the guarantees provided by Fannie Mae and Freddie Mac could redefine what constitute Agency and government conforming MBS and could have broad adverse market implications. Such market implications could materially and adversely affect our business, financial condition and results of operations.

Unlike banks and similar financial institutions with which we compete, we are subject to state licensing and operational requirements that result in substantial compliance costs.

Because we are not a depository institution, we do not benefit from a federal exemption to state mortgage banking, loan servicing or debt collection licensing and regulatory requirements. We must comply with state licensing requirements and varying compliance requirements in every state in which we do business. Future regulatory changes may increase our costs through stricter licensing laws, disclosure laws or increased fees, or may impose conditions to licensing that we are unable to meet. In addition, we are subject to periodic examinations by state regulators, which can result in refunds to borrowers of certain fees earned by us, and we may be required to pay substantial penalties imposed by state regulators due to compliance errors. Future state legislation and changes in existing regulation may significantly increase our compliance costs or reduce the amount of ancillary fees, including late fees, that we may charge to borrowers. This could make our business cost-prohibitive in the affected state or states and could materially and adversely affect our business, financial condition and results of operations.

Our business would be adversely affected if we lose our licenses or if we are unable to obtain licenses in new markets.

Our operations are subject to regulation, supervision and licensing under various federal, state and local statutes, ordinances and regulations. In most states in which we operate, a regulatory Agency regulates and enforces laws relating to mortgage loan servicing companies and mortgage loan origination companies such as us. These rules and regulations generally provide for licensing as a mortgage servicing company, mortgage origination company or third party debt default specialist, requirements as to the form and content of contracts and other documentation, licensing of our employees and employee hiring background checks, licensing of independent contractors with which we contract, restrictions on collection practices, disclosure and record-keeping requirements and enforcement of borrowers’ rights. In certain states, we are subject to periodic examination by state regulatory authorities. Some states in which we operate require special licensing or provide extensive regulation of our business.

We believe that we maintain all material licenses and permits required for our current operations and are in substantial compliance with all applicable federal, state and local laws. But we may not be able to maintain all requisite licenses and permits, and the failure to satisfy those and other regulatory requirements could result in a default under our servicing agreements and have a material adverse effect on our business, financial condition or results of operations. The states that currently do not provide extensive regulation of our business may later choose to do so, and if such states so act, we may not be able to obtain or maintain all requisite licenses and permits. The failure to satisfy those and other regulatory requirements could result in a default under our servicing agreements and have a material and adverse effect on our business, financial condition or results of operations. Furthermore, the adoption of additional, or the revision of existing, rules and regulations could materially and adversely affect our business, financial condition and results of operations.

Challenges to the MERS® System could materially and adversely affect our business, results of operations and financial condition.

MERSCORP, Inc. is a privately held company that maintains an electronic registry, referred to as the MERS System, that tracks servicing rights and ownership of loans in the United States. Mortgage Electronic Registration Systems, Inc., or MERS, a wholly-owned subsidiary of MERSCORP, Inc., can serve as a nominee for the owner of a mortgage loan and in that role initiate foreclosures or become the mortgagee of record for the loan in local land records. We may choose to use MERS as a nominee. The MERS System is widely used by participants in the mortgage finance industry.

Several legal challenges in the courts and by governmental authorities have been made disputing MERS’s legal standing to initiate foreclosures or act as nominee for lenders in mortgages and deeds of trust recorded in local land records. These challenges have focused public attention on MERS and on how loans are recorded in local land records. Although most legal decisions have accepted MERS as mortgagee, these challenges could result in delays and additional costs in commencing, prosecuting and completing foreclosure proceedings, conducting foreclosure sales of mortgaged properties and submitting proofs of claim in borrower bankruptcy cases.

We may not be able to maintain or grow our business if we cannot originate and/or acquire MSRs.

Our servicing portfolio is subject to “run off,” meaning that mortgage loans we service may be prepaid prior to maturity, refinanced with a mortgage not serviced by us or liquidated through foreclosure, deed-in-lieu of foreclosure or other liquidation process or repaid through standard amortization of principal. As a result, our ability to maintain and grow the size of our servicing portfolio depends on our ability to originate additional mortgages, to recapture the servicing rights on loans that are refinanced, and to acquire the right to service additional residential mortgage loans. We may not be able to originate a sufficient volume of mortgage loans, recapture a sufficient volume of refinanced loans or acquire MSRs on additional pools of mortgage loans with sufficient volume or on terms that are favorable to us or at all, which could materially and adversely affect our business, financial condition and results of operations.

We may not be able to recapture loans from borrowers who refinance.

One of the focuses of our origination efforts is “recapture,” which involves actively working with existing borrowers to refinance their mortgage loans with us instead of another originator of mortgage loans. Borrowers who refinance have no obligation to refinance their loans with us and may choose to refinance with a different originator. If borrowers refinance with a different originator, this decreases the profitability of our primary servicing portfolio because the original loan will be repaid, and we will not have an opportunity to earn further servicing fees after the original loan is repaid. Moreover, recapture allows us to generate additional loan servicing more cost-effectively than MSRs acquired on the open market. If we are not successful in recapturing our existing loans that are refinanced, our servicing portfolio will become increasingly subject to run-off, and we may need to purchase additional MSRs on the open market to add to our servicing portfolio, which would increase ours costs and risks and decrease the profitability of our servicing business.

We may not be able to recover our significant investments in personnel and our technology platform if we cannot originate and acquire MSRs on favorable terms, which could adversely affect our business, financial condition and results of operations.

We have made, and expect to continue to make, significant investments in personnel and our technology platform to allow us to service additional loans. In particular, we invest significant resources in recruiting, training, technology and systems. We may not realize the expected benefits of these investments to the extent we are unable to increase the pool of residential mortgage loans we service, we are delayed in obtaining the right to service such loans or we do not appropriately value the MSRs that we do purchase. Any of the foregoing could adversely affect our business, financial condition and results of operations.

Our proprietary loan due diligence, scoring and decision platform is still in the process of being refined and implemented, and we may not be successful in completing its implementation as quickly as we intend, which could adversely affect our business and operations.

We believe our proprietary, automated loan due diligence, scoring and decision platform (known as OLIE) is a significant competitive advantage, but the technology in this platform is new and is still being refined and implemented. If we are unsuccessful in implementing this platform as quickly as we intend, or if we experience technical difficulties with the platform, our business and operations could be adversely affected.

We depend on the accuracy and completeness of information about borrowers and counterparties and any misrepresented information could adversely affect our business, financial condition and results of operations.

In deciding whether to extend credit or to enter into other transactions with borrowers and counterparties, we may rely on information furnished to us by or on behalf of borrowers and counterparties, including financial statements and other financial information. We also may rely on representations of borrowers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. We additionally rely on representations from public officials concerning the licensing and good standing of the third party mortgage brokers through which we do business. While we have a practice of independently verifying the borrower information that we use in deciding whether to extend credit or to agree to a loan modification, including employment, assets, income and credit score, if any of this information is intentionally or negligently misrepresented and such misrepresentation is not detected prior to loan funding, the value of the loan may be significantly lower than expected. Whether a misrepresentation is made by the loan applicant, the mortgage broker, another third party or one of our employees, we generally bear the risk of loss associated with the misrepresentation. We have controls and processes designed to help us identify misrepresented information in our loan originations operations; however, we may not have detected or may not detect all misrepresented information in our loan originations or from our business clients. Any such misrepresented information could materially and adversely affect our business, financial condition and results of operations.

In addition, when we originate loans, we rely heavily upon information supplied by third parties, including the information contained in the loan application, appraisal, title information and employment and income documentation. If any of this information is intentionally or negligently misrepresented and such misrepresentation is not detected prior to the loan funding, the value of the loan may be significantly lower than expected, and we may be subject to repurchase or indemnification obligations under loan sales agreements. Whether a misrepresentation is made by the loan applicant, the broker, another third party or one of our own employees, we generally bear the risk of loss associated with the misrepresentation. A loan subject to a material misrepresentation is not typically saleable or is subject to repurchase if it is sold prior to detection of the misrepresentation. Even though we may have rights against persons and entities who made or knew about the misrepresentation, such persons and entities are often difficult to locate and it is often difficult to collect any monetary losses that we have suffered as a result of their actions.

A significant change in delinquencies and/or defaults for the loans we service could materially and adversely affect our business, financial condition and results of operations.

Delinquency rates are expected to have a significant impact on our revenues, our expenses and on the valuation of our MSRs as follows:

•

Revenue. An increase in delinquencies will result in lower revenue for loans we service. We only collect servicing fees from GSEs for performing loans. Additionally, while increased delinquencies generate higher ancillary fees, including late fees, these fees are not likely to be recoverable in the event that the related loan is liquidated. In addition, an increase in delinquencies, by reducing the amount of cash held in collection and other accounts, reduces the interest income we earn on those accounts.

•

Expenses. An increase in delinquencies will result in a higher cost to service due to the increased time and effort required to collect payments from delinquent borrowers. It may also result in an increase in interest expense as a result of an increase in our advancing obligations.

•	Liquidity. An increase in delinquencies could also negatively impact our liquidity because of an increase in borrowings to make servicer advances.

•

Valuation of MSRs. We base the value of our MSRs on, among other things, our projections of the cash flows from the related mortgage loans. Our expectation of delinquencies is a significant assumption underlying those cash flow projections. If delinquencies were significantly greater than expected, the estimated fair value of our MSRs could be diminished. If the estimated fair value of MSRs is reduced, we could suffer a loss, which has a negative impact on our financial results.

An increase in delinquency rates could therefore materially and adversely affect our business, financial condition and results of operations.

Our earnings may decrease because of changes in prevailing interest rates and any corresponding effects on origination volumes or the value of our assets.

Our profitability is directly affected by changes in prevailing interest rates. The following are the material risks we face related to changes in prevailing interest rates:

•

because many of the mortgage loans we service have adjustable rates, an increase in prevailing interest rates could generate an increase in delinquency, default and foreclosure rates resulting in an increase in both operating expenses and interest expense and could cause a reduction in the value of our assets;

•

an increase in prevailing interest rates could adversely affect our loan originations volume because refinancing an existing loan would be less attractive for homeowners and qualifying for a loan may be more difficult for prospective borrowers;

•	an increase in prevailing interest rates would increase the cost of financing servicing advances and loan originations;

•	a decrease in prevailing interest rates may require us to record a decrease in the value of our MSRs; and

•	a decrease in prevailing interest rates could reduce our earnings from our custodial deposit accounts.

•	We have experienced rapid growth, which may be difficult to sustain and which may place significant demands on our administrative, operational and financial resources.

Our servicing portfolio, measured in unpaid principal balance, has grown from approximately $624 million at December 31, 2010 to approximately $5.8 billion at March 31, 2013. Our rapid growth has caused, and if it continues will continue to cause, significant demands on our legal, accounting and operational infrastructure, and increased expenses. In addition, we are required to continuously develop our systems and infrastructure in response to the increasing sophistication of the mortgage lending market and legal, accounting and regulatory developments relating to all of our business activities. Our future growth will depend, among other things, on our ability to maintain an operating platform and management system sufficient to address our growth and will require us to incur significant additional expenses and to commit additional senior management and operational resources. As a result, we face significant challenges in:

•	maintaining adequate financial and business controls,

•	implementing new or updated information and financial systems and procedures, and

•	training, managing and appropriately sizing our work force and other components of our business on a timely and cost-effective basis.

There can be no assurance that we will be able to manage our expanding operations effectively or that we will be able to continue to grow, and any failure to do so could materially and adversely affect our business, financial condition and results of operations.

As part of our growth strategy, we intend to acquire loan origination platforms or businesses, servicing assets and businesses and other businesses that we believe complement our existing business and will contribute to our growth, and the failure to do so on attractive terms or at all or to integrate acquisitions into our operations or otherwise manage our planned growth may adversely affect us.

We can provide no assurances that we will be successful in identifying origination platforms or businesses, servicing assets and businesses or other businesses that meet our acquisition criteria or that, once identified, we will be successful in completing an acquisition. We face significant competition for attractive acquisition opportunities from other well-capitalized investors, some of which have greater financial resources and a greater access to debt and equity capital to secure and complete acquisitions than we do. As a result of such competition, we may be unable to acquire certain assets or businesses that we deem attractive or the purchase price may be significantly elevated or other terms may be substantially more onerous. In addition, we may seek to finance future acquisitions through a combination of borrowings, the use of retained cash flows, and offerings of equity and debt securities, which may not be available on advantageous terms, or at all. Any delay or failure on our part to identify, negotiate, finance on favorable terms, consummate and integrate such acquisitions could impede our growth.

We may not realize all of the anticipated benefits of our acquisitions, which could adversely affect our business, financial condition and results of operations.

We have expanded our business through acquisitions. In 2009, we merged with Swain Mortgage Company (“Swain”) to accelerate our entrance into the servicing business. In the third quarter of 2012, we acquired our financing platform and fully integrated the platform into our mortgage banking operations in December of 2012. Our ability to realize the anticipated benefits of these acquisitions and future acquisitions of servicing portfolios, origination platforms or businesses will depend, in part, on our ability to integrate those portfolios, platforms and businesses with our business. The process of acquiring assets or companies may disrupt our business and may not result in the full benefits expected. The risks associated with acquisitions include, among others:

•	unanticipated issues in integrating information, communications and other systems;

•	unanticipated incompatibility of purchasing, logistics, marketing and administration methods;

•	direct and indirect costs and liabilities;

•	not retaining key employees; and

•	the diversion of management’s attention from ongoing business concerns.

Moreover, the acquired portfolios, platforms or businesses may not contribute to our revenues or earnings to any material extent, and cost savings and synergies we expect at the time of an acquisition may not be realized once the acquisition has been completed. If we inappropriately value the assets or businesses we acquire or the value of the assets or businesses we acquire declines after we acquire them, the resulting charges may negatively affect the carrying value of the assets on our balance sheet and our earnings. See “—We use financial models and estimates in determining the fair value of certain assets, such as MSRs, commitments to originate loans, mortgage loans held for sale and related hedging instruments. If our estimates or assumptions prove to be incorrect, we may be required to record impairment charges, which could adversely affect our earnings.” Furthermore, if we incur additional indebtedness to finance an acquisition, the acquired business may not be able to generate sufficient cash flow to service that additional indebtedness. Unsuitable or unsuccessful acquisitions could materially and adversely affect our business, financial condition and results of operations.

The change of control rules under Section 382 of the Internal Revenue Code may limit our ability to use net operating loss carryforwards to reduce future taxable income.

We have net operating loss (“NOL”) carryforwards for federal and state income tax purposes. Generally, NOL carryforwards can be used to reduce future taxable income. Our use of our NOL carryforwards will be limited, however, under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), if we undergo a change in ownership of more than 50% of our capital stock over a three-year period as measured under Section 382 of the Code. These complex change of ownership rules generally focus on ownership changes involving shareholders owning directly or indirectly 5% or more of our stock, including certain public “groups” of shareholders as set forth under Section 382 of the Code, including those arising from new stock issuances and other equity transactions. We believe we experienced an ownership change for these purposes in March 2012. In connection with this offering or with another public or private offering in the future, it is likely that we will experience another ownership change within the meaning of Section 382 of the Code, measured for this purpose by including transfers and issuances of stock that took place after the ownership change that we believe occurred in March 2012. If we experience another ownership change, the resulting annual limit on the use of our NOL carryforwards (which would generally equal the product of the applicable federal long-term tax-exempt rate, multiplied by the value of our capital stock immediately before the ownership change, and potentially increased by certain existing gains, if any, recognized within five years after the ownership change if we have a net built-in gain in our assets at the time of the ownership change) could result in a meaningful increase in our federal and state income tax liability in future years. Whether an ownership change occurs by reason of trading in our stock is not within our control and the determination of whether an ownership change has occurred is complex. No assurance can be given that we will not in the future undergo another ownership change that would have a significant adverse effect on the use of our NOL carryforwards. In addition, the possibility of causing an ownership change may reduce our willingness to issue new common stock to raise capital.

As a public reporting company, we will be subject to rules and regulations established from time to time by the SEC and the regarding our internal control over financial reporting. We may not complete needed improvements to our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the market price of our common stock and your investment.

Upon completion of this offering, we will become a public reporting company subject to the rules and regulations established from time to time by the SEC and the             . These rules and regulations will require, among other things, that we establish and periodically evaluate procedures with respect to our internal controls over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel. In addition, as a public company we will be required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) so that our management can certify as to the effectiveness of our internal controls over financial reporting by the time our annual report for the year ending December 31, 2014 is due and thereafter, which will require us to document and make significant changes to our internal controls over financial reporting. Likewise, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting when we cease to be an “emerging growth company,” as defined in the JOBS Act, although, we could potentially qualify as an “emerging growth company” until December 31, 2018. As a result, we will be required to improve our financial and managerial controls, reporting systems and procedures, to incur substantial expenses to test our systems and to make such improvements and to hire additional personnel. If our management is unable to certify the effectiveness of our internal controls, if our independent registered public accounting firm cannot deliver (at such time as it is required to do so) a report attesting to the effectiveness of our internal control over financial reporting or if we identify or fail to remediate material weaknesses in our internal controls, we could be subject to regulatory scrutiny and a loss of public confidence, which could harm our reputation and the market price of our common stock. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, which could cause a decline in our common stock price and adversely affect our results of operations and financial condition.

The success and growth of our business will depend upon our ability to adapt to and implement technological changes.

Our mortgage loan origination business is dependent upon our ability to effectively interface with our brokers, borrowers and other third parties and to efficiently process loan applications and closings. The origination process is becoming more dependent upon technological advancement. We are in the process of enhancing our proprietary, automated, risk-based due diligence platform (known as OLIE), which we expect to provide a highly scalable, transparent, and consistent diligence platform from loan origination to securitization.

Our due diligence platform and other technologies may not meet our expectations or maintain our needs for technological advancement. Further, the development of such technologies and maintaining and improving new technologies will require significant capital expenditures and maintaining the technological proficiency of our personnel will require significant expense.

As technological requirements increase in the future, we will have to fully develop these capabilities to remain competitive, and any failure to do so could adversely affect our business, financial condition and results of operations.

The geographic concentration of our servicing portfolio may result in a higher rate of delinquencies and/or defaults, which could adversely affect our business, financial condition and results of operations.

As of March 31, 2013, approximately 13%, 12% and 10% of the aggregate outstanding loan balances in our servicing portfolio were secured by properties located in Texas, Indiana and Ohio, respectively. To the extent these states experience weaker economic conditions or greater rates of decline in single family residential real estate values than the United States generally, the concentration of loans we service in those regions may increase the effect of the risks listed in this “Risk Factors” section. Additionally, if states in which we have greater concentrations of mortgage loans were to change their licensing or other regulatory requirements to make our business cost-prohibitive, we may be required to stop doing business in those states or may be subject to higher costs of doing business in those states, which could adversely affect our business, financial condition and results of operations.

The ongoing implementation of the Dodd-Frank Act will increase our regulatory compliance burden and associated costs and place restrictions on certain originations and servicing operations, all of which could adversely affect our business, financial condition and results of operations.

The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry in the United States. The Dodd-Frank Act includes, among other things: (i) the creation of a Financial Stability Oversight Council to identify emerging systemic risks posed by financial firms, activities and practices, and to improve cooperation among federal agencies; (ii) the creation of a Bureau of Consumer Financial Protection (“CFPB”) authorized to promulgate and enforce consumer protection regulations relating to financial products; (iii) the establishment of strengthened capital and prudential standards for banks and bank holding companies; (iv) enhanced regulation of financial markets, including the derivatives and securitization markets; and (v) amendments to the Truth in Lending Act aimed at improving consumer protections with respect to mortgage originations, including originator compensation, minimum repayment standards and prepayment considerations.

On January 10, 2013, the CFPB announced a rule to implement certain provisions of the Dodd-Frank Act relating to mortgage originations. Under the new originations rule, before originating a mortgage loan, lenders must determine on the basis of certain information and according to specified criteria that the prospective borrower has the ability to repay the loan. Lenders that issue loans meeting certain requirements will be presumed to comply with the new rule with respect to these loans. On January 17, 2013, the CFPB announced rules to implement certain provisions of the Dodd-Frank Act relating to mortgage servicing. The new servicing rules require servicers to meet certain benchmarks for customer service. Servicers must provide periodic billing statements and certain required notices and acknowledgments, promptly credit borrowers’ accounts for payments received and promptly investigate complaints by borrowers and are required to take additional steps before purchasing insurance to protect the lender’s interest in the property. The new servicing rules also call for additional notice, review and timing requirements with respect to delinquent borrowers, including early intervention, ongoing access to servicer personnel and specific loss mitigation and foreclosure procedures. Both the origination and servicing rules will take effect on January 10, 2014. The CFPB also issued guidelines on October 13, 2011 and January 11, 2012 indicating that it would send examiners to banks and other institutions that service and/or originate mortgage loans to assess whether consumers’ interests are protected.

The ongoing implementation of the Dodd-Frank Act, including the implementation of the new origination and servicing rules by the CFPB and the CFPB’s continuing examination of our industry, will increase our regulatory compliance burden and associated costs and place restrictions on our servicing operations, which could in turn adversely affect our business, financial condition and results of operations.

State or federal governmental examinations, legal proceedings or enforcement actions and related costs could have a material adverse effect on our liquidity, financial position and results of operations.

We are routinely involved in regulatory reviews and legal proceedings concerning matters that arise in the ordinary course of our business. An adverse result in regulatory actions or examinations or private lawsuits may adversely affect our financial results. In addition, a number of participants in our industry have been the subject of purported class action lawsuits and regulatory actions by state regulators and other industry participants have been the subject of actions by state Attorneys General. Regulatory investigations, both state and federal, can be either formal or informal. The costs of responding to the investigations can be substantial. In addition, government-mandated changes to servicing practices could lead to higher costs and additional administrative burdens, in particular regarding record retention and informational obligations.

The enforcement consent orders by, agreements with, and settlements of, certain federal and state agencies against other mortgage servicers related to foreclosure practices could impose additional compliance costs on our servicing business, which could adversely affect our business, financial condition and results of operations.

The federal and state agencies overseeing certain aspects of the mortgage market have entered into settlements and enforcement consent orders with other mortgage servicers regarding foreclosure practices that primarily relate to mortgage loans originated during the credit crisis. The enforcement consent orders require the servicers, among other things, to: (i) make significant modifications in practices for residential mortgage loan servicing and foreclosure processing, including communications with borrowers and limitations on dual-tracking, which occurs when servicers continue to pursue foreclosure during the loan modification process; (ii) establish a single point of contact for borrowers throughout the loan modification and foreclosure processes; and (iii) establish robust oversight and controls pertaining to their third party vendors, including outside legal counsel, that provide default management or foreclosure services.

Although we are not a party to any of these settlements and enforcement consent orders and lack the legacy loans that gave rise to these settlements and enforcement consent orders, the practices set forth in those settlements and consent orders are being adopted by the industry as a whole, forcing us to comply with them in order to follow standard industry practices. We may also become required to comply with these practices by our servicing agreements. While we have made and continue to make changes to our operating policies and procedures in light of these settlements and consent orders, further changes could be required, and changes to our servicing practices will increase compliance costs for our servicing business, which could adversely affect our business, financial condition and results of operations.

Our foreclosure proceedings in certain states may be delayed due to inquiries by certain state Attorneys General, court administrators and state and federal government agencies, the outcome of which could have an adverse effect on business, financial condition and results of operations.

Allegations of irregularities in foreclosure processes, including so-called “robo-signing” by mortgage loan servicers, have gained the attention of the Department of Justice, regulatory agencies, state Attorneys General and the media, among other parties. Certain state Attorneys General, court administrators and government agencies, as well as representatives of the federal government, have issued letters of inquiry to mortgage servicers requesting written responses to questions regarding policies and procedures, especially with respect to notarization and affidavit procedures. Even though we have not received any letters of inquiry and we do not have the legacy loans that have been examined for irregularities in the foreclosure process, our operations may be affected by regulatory actions or court decisions that are taken in connection with these inquiries. In addition to these inquiries, several state Attorneys General have requested that certain mortgage servicers suspend foreclosure proceedings pending internal review to ensure compliance with applicable law.

The current legislative and regulatory climate could lead borrowers to contest foreclosures that they would not otherwise have contested under ordinary circumstances, and we may incur increased litigation costs if the validity of a foreclosure action is challenged by a borrower. Delays in foreclosure proceedings could also require us to make additional servicing advances by drawing on our financing facilities, or delay the recovery of advances, all or any of which could adversely affect our business, financial condition and results of operations.

We may incur increased costs and related losses if a borrower challenges the validity of a foreclosure action, if a court overturns a foreclosure or if a foreclosure subjects us to environmental liabilities, which could adversely affect our business, financial condition and results of operations.

We may incur costs if we are required to, or if we elect to, execute or re-file documents or take other action in our capacity as a servicer in connection with pending or completed foreclosures. We may incur litigation costs if the validity of a foreclosure action is challenged by a borrower. If a court overturns a foreclosure because of errors or deficiencies in the foreclosure process, we may have liability to a title insurer or the purchaser of the property sold in foreclosure. These costs and liabilities may not be legally or otherwise reimbursable to us, particularly to the extent they relate to securitized mortgage loans. In addition, if certain documents required for a foreclosure action are missing or defective, we could be obligated to cure the defect or repurchase the loan. A significant increase in litigation costs could adversely affect our liquidity, and our inability to be reimbursed for an advance could adversely affect our business, financial condition and results of operations.

In addition, in the course of our business, it is necessary to foreclose and take title to real estate, which could subject us to environmental liabilities with respect to these properties. Hazardous substances or waste, contaminants, pollutants or sources thereof may be discovered on properties during our ownership or after a sale to a third party. We could be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances or chemical releases at such properties. The costs associated with investigation or remediation activities could be substantial and could substantially exceed the value of the real property. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. We may be unable to recover costs from any third party. These occurrences may materially reduce the value of the affected property, and we may find it difficult or impossible to use or sell the property prior to or following any environmental remediation. If we ever become subject to significant environmental liabilities, our business, financial condition and results of operations could be materially and adversely affected.

Borrowers with adjustable rate mortgage loans are especially exposed to increases in monthly payments and they may not be able to refinance their loans, which could cause delinquency, default and foreclosure and therefore adversely affect our business.

Borrowers with adjustable rate mortgage loans are exposed to increased monthly payments when the related mortgage loan’s interest rate adjusts upward from an initial fixed rate or a low introductory rate, as applicable, to the rate computed in accordance with the applicable index and margin. Borrowers with adjustable rate mortgage loans seeking to refinance their mortgage loans to avoid increased monthly payments as a result of an upwards adjustment of the mortgage loan’s interest rate may no longer be able to find available replacement loans at comparably low interest rates. This increase in borrowers’ monthly payments, together with any increase in prevailing market interest rates, may result in significantly increased monthly payments for borrowers with adjustable rate mortgage loans, which may cause delinquency, default and foreclosure. Increased mortgage defaults and foreclosures may adversely affect our business as they increase the cost of servicing the mortgage loans we service and reduce the number of mortgage loans we service.

Our counterparties may terminate our servicing rights, which could materially and adversely affect our business, financial condition and results of operations.

The owners of the loans we service may, under certain circumstances, terminate our MSRs. As is standard in the industry, under the terms of our master servicing agreement with GSEs, GSEs have the right to terminate us as servicer of the loans we service on their behalf at any time and also have the right to cause us to sell the MSRs to a third party. In addition, failure to comply with servicing standards could result in termination of our agreements with GSEs. See “—Because we are required to follow the guidelines of the GSEs with which we do business and are not able to negotiate our fees with these entities for the purchase of our loans, our competitors may be able to sell their loans to GSEs on more favorable terms.” Some GSEs may also have the right to require us to assign the MSRs to a subsidiary and sell our equity interest in the subsidiary to a third party. If we were to have our servicing rights terminated on a material portion of our servicing portfolio, this could materially and adversely affect our business, financial condition and results of operations.

Federal and state legislative and Agency initiatives in mortgage-backed securities and securitization may adversely affect our financial condition and results of operations.

There are federal and state legislative and Agency initiatives that could, once fully implemented, adversely affect our business. For instance, the risk retention requirement under the Dodd-Frank Act requires securitizers to retain a minimum beneficial interest in MBS they sell through a securitization, absent certain qualified residential mortgage (“QRM”) exemptions. Once implemented, the risk retention requirement may result in higher costs of certain origination operations and impose on us additional compliance requirements to meet servicing and origination criteria for QRMs. Additionally, the amendments to Regulation AB relating to the registration statement required to be filed by asset-backed securities (“ABS”) issuers adopted in March 2011 by the SEC pursuant to the Dodd-Frank Act would increase compliance costs for ABS issuers, which could in turn increase our cost of funding and operations. Any of the foregoing could adversely affect our business, financial condition and results of operations.

We may be required to indemnify purchasers of the mortgage loans we originate or of the MBS backed by such loans or to repurchase the related loans if the loans fail to meet certain criteria or characteristics or under other circumstances.

The indentures governing our securitized pools of mortgage loans and our contracts with purchasers of our whole loans contain provisions that require us to indemnify purchasers of the loans we originate or of the MBS backed by such loans or to repurchase the related loans under certain circumstances. While our contracts vary, they contain provisions that require us to repurchase loans if:

•	our representations and warranties concerning loan quality and loan circumstances are inaccurate;

•	we fail to secure adequate mortgage insurance within a certain period after closing;

•	a mortgage insurance provider denies coverage; or

•	we fail to comply, at the individual loan level or otherwise, with regulatory requirements in the current dynamic regulatory environment.

We believe that, as a result of the current market environment, many purchasers of residential mortgage loans are particularly aware of the conditions under which originators must indemnify them or repurchase loans they have purchased and would benefit from enforcing any repurchase remedies they may have. We believe that our exposure to repurchases under our representations and warranties includes the current unpaid balance of all loans we have sold. If we are required to indemnify or repurchase loans that we originate and sell or securitize that result in losses that exceed our reserve, this could adversely affect our business, financial condition and results of operations.

Because we are required to follow the guidelines of the GSEs with which we do business and are not able to negotiate our fees with these entities for the purchase of our loans, our competitors may be able to sell their loans to GSEs on more favorable terms.

In our transactions with the GSEs, we are required to follow specific guidelines that impact the way we service and originate mortgage loans including:

•	our staffing levels and other servicing practices;

•	the servicing and ancillary fees that we may charge;

•	our modification standards and procedures; and

•	the amount of non-reimbursable advances.

In particular, the FHFA has directed GSEs to align their guidelines for servicing delinquent mortgages they own or guarantee, which can result in monetary incentives for servicers that perform well and penalties for those that do not. In addition, FHFA has directed Fannie Mae to assess compensatory fees against servicers in connection with delinquent loans, foreclosure delays, and other breaches of servicing obligations.

We cannot negotiate these terms with the GSEs, and they are subject to change at any time. A significant change in these guidelines that has the effect of decreasing our fees or requires us to expend additional resources in providing mortgage services could decrease our revenues or increase our costs, which could adversely affect our business, financial condition and results of operations.

We are required to make servicing advances that can be subject to delays in recovery or may not be recoverable in certain circumstances, which could adversely affect our liquidity, business, financial condition and results of operations.

During any period in which a borrower is not making payments, we are required under most of our servicing agreements to advance our own funds to meet contractual principal and interest remittance requirements for investors, pay property taxes and insurance premiums, pay legal expenses and fund other protective advances. We also advance funds to maintain, repair and market real estate properties that we service. As home values change, we may have to reconsider certain of the assumptions underlying our decisions to make advances and, in certain situations, our contractual obligations may require us to make certain advances for which we may not be reimbursed. In addition, in the event a mortgage loan serviced by us defaults or becomes delinquent, the repayment to us of the advance may be delayed until the mortgage loan is repaid or refinanced or a liquidation occurs. They are typically recovered upon weekly or monthly reimbursement or from sale in the market. In the event we receive requests for advances in excess of amounts we are able to fund, we may not be able to fund these advance requests, which could materially and adversely affect our liquidity. A delay in our ability to collect an advance may adversely affect our liquidity, and our inability to be reimbursed for an advance could adversely affect our business, financial condition and results of operations.

Our hedging strategies may not be successful in mitigating our risks associated with interest rates.

From time to time, we have used various derivative financial instruments to provide a level of protection against interest rate risks, including the commitments we make to prospective borrowers, but no hedging strategy can protect us completely. The derivative financial instruments that we select may not have the effect of reducing our interest rate risks. In addition, the nature and timing of hedging transactions may influence the effectiveness of these strategies. Poorly designed strategies, improperly executed and documented transactions or inaccurate assumptions could actually increase our risks and losses. In addition, hedging strategies involve transaction and other costs. Our hedging strategies and the derivatives that we use may not be able to adequately offset the risks of interest rate volatility, and our hedging transactions may result in or magnify losses. Furthermore, interest rate derivatives may not be available on favorable terms or at all, particularly during economic downturns. Any of the foregoing risks could adversely affect our business, financial condition and results of operations.

A delay in obtaining or failure to obtain servicer ratings could have an adverse effect on our business, financial condition and results of operations.

In connection with our business of servicing non-Agency mortgage loans, we are pursuing obtaining servicer ratings from Standard & Poor’s Ratings Services, Moody’s Investors Service and Fitch Ratings as a residential mortgage loan servicer. We expect to receive those ratings during 2013, but there can be no assurances that we will receive servicer ratings from each rating agency in a timely manner, or at all. A delay in obtaining or failure to obtain servicer ratings will delay our ability to increase our non-Agency mortgage loan servicing business, which could have an adverse effect on our business, financial condition and results of operations. In addition, any ratings that we receive may be downgraded in the future. Any such downgrade could adversely affect our business, financial condition and results of operations.

Technology failures or terrorist attacks could damage our business operations and increase our costs, which could adversely affect our business, financial condition and results of operations.

The financial services industry as a whole is characterized by rapidly changing technologies, and system disruptions and failures caused by fire, power loss, telecommunications failures, unauthorized intrusion, computer viruses and disabling devices, natural disasters and other similar events may interrupt or delay our ability to provide services to our borrowers and other business partners. Security breaches, acts of vandalism and developments in computer capabilities could result in a compromise or breach of the technology that we use to protect our borrowers’ personal information and transaction data. Despite our efforts to ensure the integrity of our systems, it is possible that we may not be able to anticipate or implement effective preventive measures against all security breaches, especially because the techniques used change frequently or are not recognized until launched, and because security attacks can originate from a wide variety of sources, including third parties such as persons involved with organized crime or associated with external service providers. Those parties may also attempt to fraudulently induce employees, customers or other users of our systems to disclose sensitive information in order to gain access to our data or that of our customers or clients. These risks may increase in the future as we continue to increase our reliance on the internet and use of web-based product offerings and on the use of cybersecurity.

A successful penetration or circumvention of the security of our systems or a defect in the integrity of our systems or cybersecurity could cause serious negative consequences for our business, including significant disruption of our operations, misappropriation of our confidential information or that of our customers, or damage to our computers or operating systems and to those of our customers and counterparties. Any of the foregoing events could result in violations of applicable privacy and other laws, financial loss to us or to our customers, loss of confidence in our security measures, customer dissatisfaction, significant litigation exposure and harm to our reputation, all of which could adversely affect our business, financial condition and results of operations.

In addition, the terrorist attacks on September 11, 2001 disrupted the U.S. financial markets, including the real estate capital markets, and negatively impacted the U.S. economy in general. Any future terrorist attacks, the anticipation of any such attacks, the consequences of any military or other response by the United States and its allies, and other armed conflicts could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economy. The economic impact of these events could also adversely affect the credit quality of some of our loans and investments and the properties underlying our interests.

We may suffer losses as a result of the adverse impact of any future attacks and these losses may adversely impact our performance and may cause the market value of our shares of common stock to decline or be more volatile. A prolonged economic slowdown, recession or declining real estate values could impair the performance of our investments and harm our financial condition and results of operations, increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. We cannot predict the severity of the effect that potential future armed conflicts and terrorist attacks would have on us. Losses resulting from these types of events may not be fully insurable.

We have purchased certain refinancing loans where the correspondent originating the refinancing loan failed to obtain a satisfaction and release of the prior mortgage loan.

In early 2013, we became aware that we purchased certain refinancing loans from a correspondent in cases where the prior mortgage loan on the property securing the mortgage loan that we purchased from the correspondent was not satisfied and released by the correspondent’s title company at the time the loan from the correspondent was made. As part of our process in purchasing a mortgage loan from a correspondent, we generally require that a closing protection letter be issued by the title insurer in favor of the borrower. A closing protection letter was obtained with respect to each of these loans. As a result, the borrower should be insured against any liens prior to ours that were not identified in connection with the issuance of that closing protection letter. We believe that our procedures, including conducting a post-purchase audit, were effective in identifying the failure by the correspondent to obtain a release of the prior mortgage loan and that our practice of obtaining closing protection letters is appropriate to protect us in these situations. We have notified the affected borrowers and the relevant insurance carriers, and we expect that the title insurance obtained in connection with the refinancings will result in our loan having a first priority status. However, there can be no assurances that the prior mortgages will be fully satisfied from the title insurance claims or that instances like this will not occur in the future.

Any failure of our internal security measures or breach of our privacy protections could cause harm to our reputation and subject us to liability, any of which could adversely affect our business, financial condition and results of operations.

In the ordinary course of our business, we receive and store certain confidential information concerning borrowers. Additionally, we enter into third party relationships to assist with various aspects of our business, some of which require the exchange of confidential borrower information. If a third party were to compromise or breach our security measures or those of the vendors, through electronic, physical or other means, and misappropriate such information, it could cause interruptions in our operations and expose us to significant liabilities, reporting obligations, remediation costs and damage to our reputation. Any of the foregoing risks could adversely affect our business, financial condition and results of operations. See also “—Technology failures or terrorist attacks could damage our business operations and increase our costs, which could adversely affect our business, financial condition and results of operations.”

Our vendor relationships subject us to a variety of risks.

We have significant vendors that, among other things, provide us with financial, technology and other services to support our mortgage loan servicing and origination businesses. With respect to vendors engaged to perform activities required by servicing criteria, we have elected to take responsibility for assessing compliance with the applicable servicing criteria for the applicable vendor and are required to have procedures in place to provide reasonable assurance that the vendor’s activities comply in all material respects with servicing criteria applicable to the vendor. In the event that a vendor’s activities do not comply with the servicing criteria, it could negatively impact our servicing agreements. In addition, if our current vendors were to stop providing services to us on acceptable terms, including as a result of one or more vendor bankruptcies due to poor economic conditions, we may be unable to procure alternatives from other vendors in a timely and efficient manner and on acceptable terms, or at all. Further, we may incur significant costs to resolve any such disruptions in service and this could adversely affect our business, financial condition and results of operations.

The loss of the services of our senior executives could adversely affect our business, financial condition and results of operations.

The experience of our senior executives is a valuable asset to us. Our management team has significant experience in the residential mortgage origination and servicing industry. We have obtained a key life insurance policy on Mr. Cutillo but do not maintain and do not currently plan to obtain key life insurance policies on any of our other senior managers.

Additionally, under certain financing agreements, the loss of the services of senior executives could have adverse consequences. Under the Master Purchase Agreement between us and Barclays Bank PLC (“Barclays”), dated as of December 24, 2012, if Mr. Cutillo resigns, is removed or experiences a substantial change in management responsibilities without the approval of Barclays, an event of default would occur. If an event of default occurs, Barclays may terminate the agreement and may exercise various other remedies.

Under the Master Repurchase Agreement between us and Bank of America, N.A. (“Bank of America”), dated as of February 28, 2013, event of default is defined to include a change in key personnel without the prior written consent of Bank of America. Key personnel is defined as Mr. Cutillo as chief executive officer, Mr. Bettenburg as president and Mr. Swain as executive vice president of loan servicing. If an event of default occurs, Bank of America may declare certain amounts immediately due and payable and may and may exercise various other remedies. Thus, the loss of services of our senior executives could thus adversely affect our business, financial condition and results of operations.

Our business could suffer if we fail to attract and retain a highly skilled workforce.

Our future success will depend on our ability to identify, hire, develop, motivate and retain highly qualified personnel for all areas of our organization, in particular skilled managers, loan servicers, debt default specialists, loan officers and underwriters. Trained and experienced personnel are in high demand and may be in short supply in some areas. Many of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. We may not be able to attract, develop and maintain an adequate skilled workforce necessary to operate our businesses, and labor expenses may increase as a result of a shortage in the supply of qualified personnel. If we are unable to attract and retain such personnel, we may not be able to take advantage of acquisitions and other growth opportunities that may be presented to us, and this could materially affect our business, financial condition and results of operations.

Negative public opinion could damage our reputation and adversely affect our earnings.

Reputation risk, or the risk to our business, earnings and capital from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending and debt collection practices, corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action. Although we take steps to minimize reputation risk in dealing with our customers, business partners and communities, this risk will always be present in our organization.

Risks Related to Our Organization and Structure

If the ownership of our common stock continues to be highly concentrated, it may prevent you and other minority shareholders from influencing significant corporate decisions and may result in conflicts of interest.

Following the completion of this offering, affiliates of Long Ridge Equity Partners, will own approximately     % of our outstanding common stock (excluding shares issuable upon exercise of the warrant owned by Stonegate Investors Holdings, an affiliate of Long Ridge Equity Partners, to purchase an additional 277,777 shares of our common stock). As a result, Long Ridge Equity Partners will have a significant impact on any shareholder vote, including: the election of directors; mergers, consolidations and acquisitions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; the amendment of our Articles and our Second Amended and Restated Code of Regulations, as amended (the “Regulations”); and our winding up and dissolution. This concentration of ownership may delay, deter or prevent acts that may be favored by our other shareholders. The interests of Long Ridge Equity Partners may not always coincide with our interests or the interests of our other shareholders. This concentration of ownership may also have the effect of delaying, preventing or deterring a sale of our business or other change in control of us that our other shareholders might favor. Also, Long Ridge Equity Partners may seek to cause us to take courses of action that, in its judgment, could enhance its investment in us, but which might involve risks to our other shareholders or adversely affect us or our other shareholders, including investors in this offering. As a result, the market price of our common stock could decline or shareholders might not receive a premium over the then-current market price of our common stock upon a sale or other change in control. In addition, this concentration of share ownership may adversely affect the trading price of our common stock because investors may perceive disadvantages in owning shares in a company with a significant shareholder. See “Principal Stockholders” and “Certain Provisions of Ohio Law and Stonegate’s Articles and Regulations—Anti-Takeover Effect of Certain Provisions of Ohio Law and Our Articles and Regulations.”

We do not anticipate paying any dividends on our common stock in the foreseeable future.

We do not expect to declare or pay any cash or other dividends in the foreseeable future on our common stock because we intend to use cash flow generated by operations to grow our business. We may enter into credit agreements or other borrowing arrangements in the future that restrict or limit our ability to pay cash dividends on our common stock. See “Dividend Policy.”

Certain provisions of our Articles and Regulations and of the Second Amended and Restated Shareholders Agreement between us and Stonegate Investors Holdings could hinder, delay or prevent a change in control of us, which could adversely affect the price of our common stock.

Certain provisions of our Articles and Regulations and of the Second Amended and Restated Shareholders Agreement that we entered into with Stonegate Investors Holdings on May 15, 2013, or the Shareholders Agreement, contain provisions that could make it more difficult for a third party to acquire us without the consent of our Board of Directors or Stonegate Investors Holdings. These provisions provide for:

•	Our Articles do not grant cumulative voting rights to our shareholders, which, if granted, would enhance the ability of minority shareholders to elect directors;

•

A super-majority vote of the holders of at least two-thirds of our shares of common stock entitled to vote is required to amend certain provisions in our Articles which have anti-takeover effects, including the elimination of preemptive rights and the elimination of cumulative voting of shares;

•

Our Regulations create a staggered Board of Directors where the directors are divided into classes (consisting of not fewer than three directors in each class), with only one class of directors standing for election in any given year beginning in 2014. Because all the members of our Board of Directors will not be elected at the same time, this may make it more difficult to gain control of our Board of Directors;

•

All of the directors or any individual director may be removed by the holders of no less than 75% of all shares of our common stock then entitled to vote at an election of directors, but then only for cause, which also makes it more difficult to gain control of our Board of Directors;

•

Our Board of Directors has the power to cause us to issue additional shares of stock of any class or series, including “blank check” preferred stock, and to fix the terms of one or more classes of series of stock without shareholder approval, which may have rights that adversely affect the rights of holders of our common stock and impede or deter any efforts to acquire control of us;

•

Shareholders must follow certain advance notice and information requirements to nominate individuals for election as directors or to propose matters that may be acted upon at a shareholders’ meeting, which may discourage a potential acquirer from conducting a proxy contest to elect directors or otherwise attempting to influence or gain control of us;

•

Our Regulations require that, among other methods, shareholders holding at least 25% of our outstanding shares of common stock must act together to require us to call a special meeting of shareholders, other than the special election meeting required under the Registration Rights Agreement if we fail to perform certain obligations under that agreement;

•

Our Regulations provide that vacancies on our Board of Directors (including vacancies created by an expansion of the Board of Directors) may be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum, or by our shareholders;

•

Stonegate Investors Holdings will be able to nominate for election (i) three directors for our Board of Directors until the earlier of the completion of this initial public offering and the date on which their beneficial ownership of our common stock falls below 30% of the outstanding shares of common stock, (ii) thereafter two directors until the date on which their beneficial ownership of our common stock falls below 20% of the outstanding shares of common stock; and (iii) thereafter one director until the date on which their beneficial ownership of our common stock falls below 10% of the outstanding shares of common stock;

•

At least one Stonegate Investors Holdings nominated director will be on each committee of our Board of Directors until the date on which their beneficial ownership of our common stock falls below 10% of the outstanding shares of common stock for so long as their representation on those committees is permitted by the corporate governance rules of the national securities exchange on which our shares of common stock are then listed; and

•

Stonegate Investors Holdings will have a preemptive right to purchase shares of common stock in any private offering of shares of our common stock, subject to certain exceptions, until the date on which their beneficial ownership of our common stock falls below 10% of the outstanding shares of common stock.

In addition, these provisions may make it difficult and expensive for a third party to pursue a tender offer, a change in control or a takeover attempt that is opposed by Long Ridge Equity Partners, our management or our Board of Directors. Other shareholders who might desire to participate in these types of transactions may not have an opportunity to do so, even if the transaction is favorable to shareholders. These anti-takeover provisions could substantially impede the ability of other shareholders to benefit from a change in control or a change in our management or Board of Directors and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium. See “Certain Provisions of Ohio Law and Stonegate’s Articles and Regulations—Anti-Takeover Effect of Certain Provisions of Ohio Law and Our Articles and Regulations.”

We will have broad discretion in the use of a significant part of the net proceeds from this offering and may not use them effectively.

Our management currently intends to use the net proceeds from this offering in the manner described in “Use of Proceeds” and will have broad discretion in the application of a significant part of the net proceeds from this offering. The failure by our management to apply these funds effectively could affect our ability to operate and grow our business.

Risks Related to this Offering

An active trading market for our common stock may never develop or be sustained.

Although we intend to apply to list our common stock on the                     , even if such application is approved, an active trading market for our common stock may not develop on that exchange or elsewhere, or, if developed, that market may not be sustained. Accordingly, if an active trading market for our common stock does not develop or is not maintained, the liquidity of our common stock, your ability to sell your shares of common stock when desired and the prices that you may obtain for your shares of common stock will be adversely affected.

We are an “emerging growth company” and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Under Section 107(b) of the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to take advantage of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our shareholders.

Even if an active trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. The initial public offering price of our common stock will be determined by negotiation between us and the representatives of the underwriters based on a number of factors and may not be indicative of prices that will prevail in the open market following completion of this offering. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above your purchase price, if at all. The market price of our common stock may fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	variations in our quarterly or annual operating results;

•	changes in our earnings estimates (if provided) or differences between our actual financial and operating results and those expected by investors and analysts;

•	the contents of published research reports about us or our industry or the failure of securities analysts to cover our common stock after this offering;

•	additions or departures of key management personnel;

•	any increased indebtedness we may incur in the future;

•	announcements by us or others and developments affecting us;

•	actions by institutional shareholders;

•	litigation and governmental investigations;

•	changes in market valuations of similar companies;

•	speculation or reports by the press or investment community with respect to us or our industry in general;

•	increases in market interest rates that may lead purchasers of our shares to demand a higher yield;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic relationships, joint ventures or capital commitments; and

•	general market, political and economic conditions, including any such conditions and local conditions in the markets in which our customers are located.

These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. The stock market in general has from time to time experienced extreme price and volume fluctuations, including in recent months. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

The public offering price per share of our common stock offered by this prospectus may not accurately reflect the value of your investment.

Immediately prior to this offering, there was no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives of the underwriters of this offering. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our revenues, results of operations and certain other financial and operating information in recent periods, and the valuation measures, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price of our common stock will be substantially higher than the as adjusted net tangible book value per share issued and outstanding immediately after this offering. Our net tangible book value as of              was approximately $            , or approximately $             per share based on the              shares of common stock issued and outstanding as of such date. After giving effect to our sale of common stock in this offering at the initial public offering price of $              per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of              would have been $            , or $             per share (assuming no exercise of the underwriters’ option to purchase additional shares of common stock). Therefore, if you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution of $             in the net tangible book value per share, based upon the initial public offering price of $             per share. Investors that purchase common stock in this offering will have purchased     % of the shares issued and outstanding immediately after the offering, but will have paid     % of the total consideration for those shares.

Members of our senior management team, our Board of Directors, continuing investors and Stonegate Investors Holdings collectively own a significant amount of our common stock or options exercisable for shares of our common stock, and future sales by these holders of shares of our common stock, or the perception that such sales could occur in the future, could have a material adverse effect on the market price of our common stock.

Mr. Cutillo, Mr. Bettenburg and other members of our senior management team, our Board of Directors, continuing investors and affiliates of Long Ridge Equity Partners will beneficially own, upon completion of this offering, an aggregate of approximately     % of our outstanding shares of common stock (excluding the warrant to purchase 277,777 shares of our common stock owned by Stonegate Investors Holdings and other option awards made to members of our senior management team and Board of Directors). Future sales by these holders of shares of our common stock, or the perception that such sales could occur in the future, could have a material adverse effect on the market price of our common stock.

Holders of 6,388,889 shares of our common stock have registration rights that obligate us to register the offer and sale of their shares under the Securities Act. Once we register the offer and sale of shares for the holders of registration rights, the shares can be freely sold in the public market, subject to any applicable lock-up agreements or unless they are held by “affiliates,” as that term is defined in Rule 144 of the Securities Act.

Future offerings of debt or equity securities by us may adversely affect the market price of our common stock.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional shares of our common stock or offering debt or other equity securities, including commercial paper, medium-term notes, senior or subordinated notes, debt securities convertible into equity or shares of preferred stock. Future acquisitions could require substantial additional capital in excess of cash from operations. We would expect to obtain the capital required for acquisitions through a combination of additional issuances of equity, corporate indebtedness and/or cash from operations.

Issuing additional shares of our common stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing shareholders or reduce the market price of our common stock or both. Upon liquidation, holders of such debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our common stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings.

The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock in the public markets.

After this offering, there will initially be              shares of common stock outstanding, or              shares outstanding if the underwriters exercise their option to purchase additional shares in full. Of our issued and outstanding shares, all the common stock sold in this offering will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.

Subject to certain exceptions, each of our executive officers, directors and Stonegate Investors Holdings has entered into a lock-up agreement with respect to shares of our common stock and securities exchangeable or exercisable for shares of our common stock, restricting the direct or indirect sale of such securities for 180 days after the date of this prospectus without the prior written consent of the representatives of the underwriters of this offering. Additionally, our other shareholders who purchased common stock in our May 2013 private offering have agreed with us not to directly or indirectly sell, offer to sell, grant any option or otherwise transfer or dispose of our common stock for 180 days, in the case of any shareholders who elect to sell stock in this initial public offering, if any, and 60 days, in the case of holders who are not selling stock in this offering, in each case after the date of this prospectus. We have agreed not to waive or otherwise modify this agreement without the prior written consent of the representatives of the underwriters of this offering. The representatives of the underwriters of this offering may, at any time, release, or authorize us to release, as the case may be, all or a portion of our common stock subject to the foregoing lock-up provisions. If the restrictions under the lock-up agreements are waived, shares of our common stock may become available for sale into the market, subject to applicable law, which could reduce the market price for our common stock.

The future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise will dilute all other stockholdings.

After this offering, assuming the underwriters exercise their option to purchase additional shares in full, we will have an aggregate of              shares of common stock authorized but unissued and not reserved for issuance under our incentive plans. We may issue all of these shares of common stock without any action or approval by our shareholders, subject to certain exceptions. We also intend to continue to evaluate acquisition opportunities and may issue common stock in connection with these acquisitions. Any common stock issued in connection with our incentive plans, acquisitions, the exercise of outstanding stock options or otherwise, will dilute the percentage ownership held by the investors who purchase common stock in this offering and reduce the number of authorized shares available for future issuance. Additionally, our Articles permit our Board of Directors to issue up to 25,000,000 of preferred shares on terms which will be set by the Board of Directors at the time of issuance of such preferred shares.

As a public company, we will incur additional costs and face increased demands on our management.

As a public company with shares listed on a U.S. exchange, we will need to comply with an extensive body of regulations that did not apply to us previously, including provisions of the Sarbanes-Oxley Act of 2002, regulations of the SEC and requirements of the            . We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, particularly after we are no longer an emerging growth company. For example, as a result of becoming a public company, we intend to add independent directors, create additional board committees and adopt certain policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements and maintaining directors’ and officers’ liability insurance. We are currently evaluating and monitoring developments with respect to these rules, which may impose additional costs on us and materially affect our business, financial condition and results of operations.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Various statements contained in this prospectus, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning the timing and success of specific projects and our future production, revenues, income and capital spending. Our forward- looking statements are generally accompanied by words such as “estimate,” “project,” “predict,” “believe,” “expect,” “intend,” “anticipate,” “potential,” “plan,” “goal” or other words that convey the uncertainty of future events or outcomes. The forward-looking statements in this prospectus speak only as of the date of this prospectus; we disclaim any obligation to update these statements unless required by law, and we caution you not to rely on them unduly. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including those discussed under “Risk Factors” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. These risks, contingencies and uncertainties include, but are not limited to, the following:

•	our ability to compete successfully in the highly competitive mortgage loan servicing and mortgage loan origination industries;

•	experiencing financial difficulties like some originators and mortgage servicers have experienced;

•	adverse changes in the residential mortgage market;

•	our ability to obtain sufficient capital to meet our operating requirements;

•	our ability to grow our loan origination volume;

•	our estimates may prove to be imprecise and result in significant changes in financial performance, including valuation;

•

the impact on our business of federal, state and local laws and regulations concerning loan servicing, loan origination, loan modification or the licensing of individuals and entities that engage in these activities;

•	changes in existing U.S. government-sponsored mortgage programs;

•

changes in laws and regulations affecting the relationship between Fannie Mae and Freddie Mac and the U.S. federal government, along with the conservatorship of Fannie Mae and Freddie Mac and related efforts;

•	substantial compliance costs arising from state licensing and operational requirements;

•	loss of our licenses or failure to obtain licenses in new markets;

•	our ability to originate and/or acquire mortgage servicing rights;

•	our ability to recover our significant investments in personnel and our technology platform;

•	the implementation of our proprietary loan due diligence, scoring and decision platform on schedule, which is still in the process of being refined and implemented;

•	the accuracy and completeness of information we receive about borrowers and counterparties;

•	a significant change in delinquencies and/or defaults for the mortgage loans we service;

•	our ability to recapture mortgage loans from borrowers who refinance;

•	changes in prevailing interest rates and any corresponding effects on origination volumes or the value of our assets;

•	our rapid growth may be difficult to sustain and manage and may place significant demands on our administrative, operational and financial resources;

•	our ability to identify and complete acquisitions of retail mortgage originators and other businesses;

•	our ability to realize all of the anticipated benefits of our acquisitions;

•	the change of control rules under Section 382 of the Internal Revenue Code of 1986 (the “Code”) may limit our ability to use net operating loss carryforwards to reduce future taxable income;

•	failure to establish and maintain an effective system of internal controls;

•	errors in our financial models or changes in assumptions;

•	our ability to adapt to and implement technological changes;

•	the geographic concentration of our servicing portfolio may result in a higher rate of delinquencies and/or defaults;

•	the impact of the ongoing implementation of the Dodd-Frank Act on our business activities and practices, costs of operations and overall results of operations;

•	state or federal governmental examinations, legal proceedings or enforcement actions and related costs;

•	increased costs and related losses if a borrower challenges the validity of a foreclosure action, if a court overturns a foreclosure or if a foreclosure subjects us to environmental liabilities;

•	the impact of the termination of our servicing rights by counterparties;

•	federal and state legislative and Agency initiatives in mortgage-backed securities and securitization;

•

we may be required to indemnify purchasers of the loans we originate or of the MBS backed by such loans or repurchase the related loans, if the loans fail to meet certain criteria or characteristics or under other circumstances;

•	our inability to negotiate our fees with GSEs for the purchase of our loans;

•	delays in our ability to collect or be reimbursed for servicing advances;

•	our ability to successfully mitigate our risks through hedging strategies;

•	our ability to obtain servicer ratings in a timely manner, or at all;

•	failure of our internal security measures or breach of our privacy protections;

•	losses due to fraudulent and negligent acts on the part of loan applicants, brokers, other vendors, existing customers, our employees and other third parties;

•	failure of our vendors to comply with servicing criteria;

•	the loss of the services of one or more of the members of our executive management team;

•	failure to attract and retain a highly skilled work force;

•	the offering price per share of common stock offered under this prospectus may not accurately reflect the value of your investment;

•	an active trading market for our stock may never develop or be sustained;

•	future sales of our common stock or other securities convertible into our common stock could cause the market value of our common stock to decline and could result in dilution; and

•

future offerings of debt securities or preferred stock and future offerings of equity securities that may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our common stock.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of our common stock offered by us will be approximately $             million, based on an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions. If the underwriters’ option to purchase additional shares in this offering is exercised in full, we estimate that our net proceeds will be approximately $            million, after deducting underwriting discounts and commissions.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions. Similarly, each increase (decrease) of one million shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions. We intend to use the net proceeds of this offering to make investments related to our business and for other general corporate purposes. Additionally, we may choose to expand our business through acquisitions of or investments in other businesses using cash or shares of our common stock. However, we have no commitments with respect to any such acquisitions or investments at this time.

DIVIDEND POLICY

We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for the operation and growth of our business.

Any future determination to pay dividends on our common stock will be at the discretion of our Board of Directors and will depend upon many factors, including our financial position, results of operations, liquidity, legal requirements, restrictions that may be imposed by the terms in current and future financing instruments to which we are a party, and other factors deemed relevant by our Board of Directors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2013 (1) on a historical basis and (2) as adjusted to give effect to (a) the sale by us of 6,388,889 shares of our common stock in our May 2013 private offering at a price of $18.00 per share and related transactions including the conversion of our preferred shares into comon shares, and (b) the sale by us of            shares of our common stock in this offering at an initial public offering price of $            per share, which is the mid-point of the price range set forth on the front cover page of this prospectus, less underwriting discounts and commissions and other estimated offering expenses payable by us. You should read this table together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Actual		As Adjusted
	(in millions)
Cash and cash equivalents	$17.7		$

Warehouse Lines of Credit	$276.9			$276.9
Operating Lines of Credit	7.6			7.6

Total borrowings	284.5			284.5
Stockholders’ equity:
Convertible Preferred Stock, Series B and Series C, 20,000 shares issued	1.0			—
Convertible and Redeemable Preferred Stock, Series D, 581,818 shares issued	32.0			—

Convertible Preferred Stock 1,000,000 shares authorized (all series)	33.0			—
Common stock, $.01 par value; 20,792,278 shares authorized, 3,464,797 shares issued and outstanding, actual; shares authorized, issued and outstanding, as adjusted for the May 2013 private offering and this initial public offering(2)	—	(3)		(3)
Treasury stock, 45,500 shares of common stock	(1.8)			(1.8)
Additional paid-in-capital	4.0
Retained earnings	30.5			30.5

Total stockholders’ equity	65.7

Total capitalization	$350.2		$

(1)	Immediately prior to or simultaneously with the closing of our May 2013 private offering, all of our Series B Convertible Preferred Shares, Series C Convertible Preferred Shares and Series D Convertible Preferred Shares were converted into shares of our common stock.

(2)	The number of outstanding shares of common stock does not include (a) shares issuable upon the exercise of outstanding warrants and options or (b) up to shares of our common stock that we may issue and sell upon the exercise of the underwriters’ option to purchase additional shares in full.

(3)	Assumes par value of $0.01 as of March 31, 2013; however, our actual par value as of March 31, 2013 was $0.001 per share.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price in this offering per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock upon consummation of this offering. Net tangible book value per share represents the book value of our total tangible assets less the book value of our total liabilities divided by the number of shares of common stock then issued and outstanding.

Our net tangible book value as of              was approximately $            , or approximately $             per share based on the             shares of common stock issued and outstanding as of such date. After giving effect to our sale of common stock in this offering at the initial public offering price of $             per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of             would have been $            , or $             per share (assuming no exercise of the underwriters’ option to purchase additional shares of common stock). This represents an immediate and substantial dilution of $             per share to new investors purchasing common stock in this offering. The following table illustrates this dilution per share assuming the underwriters do not exercise their option to purchase additional shares of common stock:

Assumed initial public offering price per share.		$
Pro forma net tangible book value per share as of March 31, 2013, before giving effect to this offering	$
Increase in pro forma net tangible book offering per share attributable to this offering

Pro forma net tangible book value per share, as adjusted to give effect to this offering

Dilution in pro forma net tangible book value per share to new investors in this offering		$

A             increase (decrease) in the assumed initial public offering price of $             per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus) would increase (decrease) our net tangible book value by $            , the pro forma as adjusted net tangible book value per share after this offering by $             per share and the dilution to new investors in this offering by $             per share, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma basis as of March 31, 2013 the differences between the number of shares of common stock purchased from us, the total price and the average price per share paid by existing shareholders and by the new investors in this offering, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $             per share (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus).

	Shares of Common Stock Purchased			Total Consideration
	Number	Percent		Amount	Percent		Average Price Per Share of Common Stock
Existing shareholders			%	$		%	$
Investors in this offering

Total		100.0%			$100.0%

If the underwriters’ option to purchase additional shares of common stock is fully exercised, the pro forma as adjusted net tangible book value per share after this offering as of March 31, 2013 would be approximately $             per share and the dilution to new investors per share after this offering would be $             per share.

SELECTED HISTORICAL FINANCIAL DATA

The following tables present selected financial information of Stonegate. The selected consolidated statement of operations data for the years ended December 31, 2012 and 2011 and the selected balance sheet data at December 31, 2012 and 2011 has been derived from our audited financial statements included elsewhere in this prospectus. The consolidated statement of income data for the three months ended March 31, 2013 and 2012, and the consolidated balance sheet data as of March 31, 2013 and 2012 have been derived from unaudited consolidated financial statements of Stonegate Mortgage Corporation included elsewhere in this prospectus. The unaudited consolidated financial statements of Stonegate Mortgage Corporation have been prepared on substantially the same basis as the audited financial statements and include all adjustments that we consider necessary for a fair presentation of our consolidated financial position and results of operations for all periods presented. Amounts presented for basic and diluted earnings per share reflect the impact of our stock dividend of 12.861519 additional shares of our common stock for each share of our common stock that was outstanding on May 14, 2013.

You should read these tables along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011
	(in thousands, except per share data)		(in thousands, except per share data)
Statement of Operations Data
Revenues:
Gain on mortgage loans held for sale	$25,499	$10,045	$73,337	$16,735
Fee income	7,470	2,362	15,779	6,916
Change in MSR valuation, net of portfolio runoff of $1,800, $0, $0 and $0, respectively	4,090	—	—	—
Other income	2,821	666	6,429	2,371

Total revenues	39,880	13,073	95,545	26,022

Expenses:
Salaries, commissions and benefits	14,493	5,420	32,737	13,085
General and administrative	3,601	1,131	7,705	3,163
Interest expense	3,073	856	6,239	2,728
Amortization of MSRs	—	425	3,680	960
Impairment of MSRs	—	831	11,698	2
Other expenses	2,868	715	5,677	2,050

Total expenses	24,035	9,378	67,736	21,988

Income before income taxes	15,845	3,695	27,809	4,034
Income taxes	6,130	1,400	10,724	1,699

Net income	$9,715	$2,295	$17,085	$2,335

Basic earnings per share	$3.42	$0.73	$5.41	$0.70

Diluted earnings per share	$0.86	$0.47	$2.10	$0.61

	March 31,		December 31,
	2013	2012	2012	2011
	(in thousands)		(in thousands)
Balance Sheet Data
Cash and cash equivalents	$17,736	$7	$15,056	$403
Mortgage loans held for sale, at fair value	295,551	87,971	218,624	61,729
MSRs, at fair value	67,453	––	––	––
MSRs, at lower of amortized cost or fair value	—	20,861	42,202	17,679
Total assets	422,774	122,196	309,606	89,108
Warehouse lines of credit	276,930	82,970	202,976	57,894
Total liabilities	357,068	102,234	254,357	78,692
Total stockholders’ equity	65,706	19,962	55,249	10,415

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes and other financial information appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risk, uncertainties and assumptions. See “Cautionary Note Concerning Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including those discussed in “Risk Factors” and elsewhere in this prospectus. As used in this discussion and analysis, unless the context otherwise requires or indicates, references to “the Company,” “our company,” “we,” “our” and “us” refer to Stonegate Mortgage Corporation.

Overview

We are a specialty financial services firm that operates in one segment: mortgage banking. The determination of our operating segment is made in accordance with U.S. GAAP. This determination is based on our current organizational structure, which reflects how our chief operating decision maker evaluates the performance of our business.

Our Company

We are a leading, non-bank, integrated mortgage company focused on efficiently and effectively originating, acquiring, selling, financing and servicing U.S. residential mortgage loans. We are also one of the fastest growing non-bank mortgage originators, having grown origination volume by 370% since 2012. Our loan originations are primarily sourced through our network of retail branches and through our relationships with over 700 TPOs. For the three months ended March 31, 2013, we originated $1.9 billion in loans and, as of March 31, 2013, we serviced a portfolio with an unpaid principal balance of $5.8 billion.

We attribute our growth to our vertically integrated and scalable mortgage banking platform, which we believe enables us to efficiently and effectively originate, acquire, sell, finance and service residential mortgage loans, and to our on-going geographic and product expansion. Since January 1, 2012, we have expanded our business into 12 additional states, added 688 correspondent and wholesale customers, opened or acquired 14 retail branch offices and as a result increased our origination volume substantially. We also recently launched additional mortgage products, including our mortgage financing business, through a wholly-owned operating subsidiary, NattyMac, which will complement our growth. We focus on originating mortgage loans associated with the purchase of residential real estate, representing 43% of our originations for the twelve months ended March 31, 2013, as opposed to the refinancing of existing mortgage loans. We believe our focus on purchase mortgage loans will continue to drive our growth in a stabilizing real estate market, making our business sustainable. Our servicing business, which complements our origination and financing activities, has also expanded along with our serviced portfolio, increasing by 257% over the twelve months ended March 31, 2013. Our three businesses – mortgage origination, servicing and financing – complement each other and create a natural hedge against interest rate volatility and business cyclicality.

We were founded in 2005 by members of our executive team who held various senior level executive positions at large mortgage companies and financial institutions. The loans we originate, finance and service conform to the requirements of GSEs, such as Fannie Mae and Freddie Mac, as well as government agencies, such as Ginnie Mae, the FHA, the VA, and private investors. We utilize proprietary technology to automate many of our core processes, which allows us to perform a high level of risk-based due diligence on each loan. We have also automated various aspects of quality control and regulatory compliance risk processes, which allows us to ensure adherence to credit, compliance and collateral standards of the GSEs and other investors. We believe that our expertise and the strength of our mortgage platform is best demonstrated by our exceptional track record as a mortgage originator and servicer, coupled with our ability to scale operations without compromising the quality of originated and serviced loans. As a result of our strong operating, technology and underwriting procedures that we apply consistently to each loan, we have not incurred any material losses related to repurchase or indemnification demands from the GSEs or other investors in our loans. We believe our lack of legacy issues and our focus on purchase versus refinance mortgages has positioned us as one of the leading non-bank integrated mortgage origination and servicing providers capable of taking advantage of growth opportunities in the mortgage sector.

Our Business

We are an integrated mortgage company that derives revenue from three principal sources: mortgage origination, mortgage financing and mortgage servicing. Our mortgage origination business generates income primarily through origination fees and gains upon the sale of mortgage loans sourced through our correspondent, wholesale and retail channels. We also provide financing to our correspondent customers and others while they are accumulating loans prior to selling them to Aggregators, including ourselves, through our mortgage financing business and we earn interest and fee income for these services. We also have the ability to retain the MSRs on the loans we sell and to create a recurring servicing income stream in our mortgage servicing business. We believe our three business lines are complementary and provide us with the ability to effectively and efficiently source, finance, sell and service mortgage loans.

Mortgage Originations

Our mortgage origination business primarily originates and sells residential mortgage loans, which conform to the underwriting guidelines of the GSEs and government agencies. We also originate and sell jumbo loans, i.e., loans that conform to the underwriting guidelines of the GSEs, except that they exceed the maximum loan size allowed for single unit properties. We expect that as the non-Agency market continues to recover and GSE reform is approved and implemented, a larger proportion of the industry volume will be comprised of non-Agency mortgage loans. We believe we are well positioned to benefit from this shift in the market given our business model and management expertise in originating and securitizing non-Agency mortgage loans.

We are currently licensed in 33 states and Washington, D.C. and intend to become licensed in all 48 contiguous states by year end 2013. The 15 states in which we are not licensed, including 5 states where we have a pending license application, represented approximately 46% of the overall residential mortgage origination market in 2012. As we become licensed in these additional states, we believe our geographic expansion will increase our origination volume substantially. Additionally, since inception, we have focused on originating mortgage loans associated with purchase transactions as opposed to refinancings to a greater degree than many industry participants. During 2012, approximately 45% of our loan originations were purchase loans and approximately 55% were refinance transactions, compared to 29% and 71%, respectively, for the industry as a whole. We believe purchase transactions are more sustainable than refinance transactions, and typically have slower prepayment speeds in early years, making the MSRs more valuable and less volatile. Additionally, we believe that the mortgage market will increasingly shift to purchase mortgages as the housing market continues to recover, first time home buyers re-enter the housing market and interest rates increase. Further, as the non-Agency market continues to recover, we believe that our platform and management expertise in originating and securitizing these mortgages will position us well to benefit from this transformation.

We originate residential mortgage loans through three channels: correspondent, wholesale and retail. Although the majority of our originations are currently through our correspondent channel, our presence in the wholesale and retail channels makes our platform both diversified and scalable. While the channels are diverse, we constantly focus on quality control and maintaining high underwriting standards. We perform diligence on and underwrite loans through our proprietary technology platform, OLIE, an integrated, automated risk-based due diligence engine that automates the review process by applying business rules specific to the loan and the seller. We analyze credit, collateral and compliance risk on every loan on a pre-funding or a pre-purchase basis in order to ensure that each loan meets our investors’ standards and any applicable regulatory rules. We also capture loan data and documents associated with the loan from application through sale/securitization and servicing, giving us the ability to run additional business rules that provide indication of loan performance. We believe that the ability to offer greater transparency and data to institutional investors that purchase our loans or securities backed by our loans will provide us with a substantial advantage over our competitors in our sales executions as the mortgage market continues to evolve and we begin to securitize our own non-Agency mortgage loans.

Our three mortgage loan originations channels are discussed in more detail below.

Correspondent Channel

We acquire newly originated loans conforming to the underwriting standards of the GSEs or government agencies as well as non-Agency mortgage loans conforming to the standards of our investors from our network of correspondents across 33 states plus Washington, D.C. We identify our correspondent customers through a team of relationship managers who are responsible for signing-up customers and ensuring that we receive an adequate share of their origination volume. In addition to competitive pricing, we offer our correspondents access to a state-of-the-art technology platform, funding through our financing platform (NattyMac), including access to innovative financing programs such as early purchase facilities, as well as a timely and transparent process of acquiring their loans. In return, our correspondents provide us with high quality products that meet our underwriting standards. We track the performance of our correspondents on a score-card and terminate relationships where quality and other requirements are not met. We believe that our programs offer correspondents an attractive value proposition, including greater access to capital and liquidity, as they seek to maintain and grow their businesses. As a testament to our relationship management and product offering, our correspondent origination volume has increased from $191.9 million in the quarter ended March 31, 2012 to $1.4 billion in the quarter ended March 31, 2013, or by 605%.

Total industry correspondent originations for the three months ended March 31, 2013 were 28% of total originations, or $140 billion. We originated $1.4 billion for three months ended March 31, 2013, or 74% of our total originations for that period, within our current footprint. Before approving a correspondent’s loans, we conduct financial, operational and risk reviews of each correspondent prior to approval and on an annual basis to ensure compliance with our guidelines and those of the various regulators who govern our business. In addition we conduct background and financial reviews of the principals and their mortgage loan officers, and in some cases require personal guarantees. We believe that as we receive licenses in additional states and continue to increase our coverage of correspondents, we will continue to increase our market share.

Wholesale Channel

Through our wholesale channel, we originate loans through a network of over 435 non-exclusive relationships with various approved mortgage companies and mortgage brokers. Mortgage brokers identify applicants, help them complete a loan application, gather required information and documents, and act as our liaison with the borrower during the lending process. We review and underwrite an application submitted by a broker, accept or reject the application, determine the range of interest rates and other loan terms, and fund the loan upon acceptance by the borrower and satisfaction of all conditions to the loan in much the same manner as our retail channel. By relying on brokers to market our products and assist the borrower throughout the loan application process, we can increase loan volume through our wholesale channel with proportionately lower increases in overhead costs compared with the costs of increasing loan volume through loan originations in our retail channels.

We provide a variety of Agency, government insured and non-Agency mortgage loan products to our brokers to allow them to better service their borrowers. Before approving a mortgage broker for business, we focus on several attributes including origination volume, quality of originations and tangible net worth. We also conduct financial and background checks on the principals and their mortgage loan officers through various third-party sources and in some cases we require personal guarantees. Once we begin acquiring loans from our mortgage brokers, we track the performance of the loans on an on-going basis and terminate business relationships if the loans consistently do not perform or if there is evidence of misrepresentation. During the twelve months ended March 31, 2013, we did not terminate any significant relationships due to our continued focus on underwriting loans and ensuring compliance with policies.

Retail Channel

Our retail channel primarily operates through 23 retail offices across 10 states. In this channel, company representatives originate loans through their relationships with local real estate agents, builders, telemarketing and other local contacts. This channel accounted for 15% of our 2012 originations. We expect to continue to grow our retail channel by opening 4 new branches by the end of 2013, and by continuing to seek opportunities to open new branches for at least the next 24 months. In addition, we expect that with the continued transformation of the mortgage sector there will be opportunities to acquire small retail mortgage operators as several independent mortgage originators will lack the scale to profitably originate and sell mortgages. We believe that we could provide a solution to such operators by acquiring and integrating them into our branch network. We are currently actively evaluating opportunities to acquire several of these retail originators and believe that the continued development and growth of our retail channel is central to our business strategy.

Financing

We acquired our financing platform (which was previously known as NattyMac, LLC, a Delaware limited liability company), and fully integrated the platform into our mortgage banking operations in December of 2012. In June 2013, we established NattyMac, as a wholly-owned subsidiary which will focus on providing warehouse financing to us, our correspondent customers and others. We expect that NattyMac will be able to leverage our proprietary technology (OLIE) and our existing due diligence and underwriting processes to efficiently underwrite the warehouse lines of credit it provides for our correspondents who are its customers and others. We intend for this to create an additional source of funding for our correspondents to originate mortgage loans that meet our underwriting requirements and are eligible for us to purchase.

Our financing platform features a centralized custodian and disbursement agent allowing us to enter into participation arrangements with financial institutions, such as regional banks for an interest in our newly originated loans during the time these loans would otherwise be funded by a warehouse line or traditional repurchase facility. Additionally, by offering regional banks an opportunity to invest in a liquid high-quality asset, we are able to earn fee and net interest income. We believe that regional banks continue to have significant appetite for such investment opportunities and we believe our financing platform allows us to compete with bank-owned mortgage lenders who have access to cheaper deposit funding. We believe this is a competitive advantage over other non-bank mortgage originators and servicers who are reliant on other forms of wholesale financing to fund their operations.

Mortgage Servicing

Our mortgage servicing business is organized to maintain a high quality servicing portfolio and keep delinquency rates far below the industry average. We perform loan administration, collection and default activities, including the collection and remittance of loan payments, responding to customer inquiries, accounting for principal and interest, holding custodial (impound) funds for the payment of property taxes and insurance premiums, counseling delinquent mortgagors, modifying loans and supervising foreclosures and our property dispositions.

Our servicing model is also very focused on “recapture,” which involves actively working with existing borrowers to refinance their mortgage loans. When a loan is paid off or refinanced with a different lender, we lose the servicing fees on the loan, so our ability to recapture loans successfully is important to the longevity of our servicing cash flows. Because the refinanced loans typically have lower interest rates or lower monthly payments, and, in general, subsequently refinance more slowly and default less frequently, these refinancings also typically improve the overall quality of our servicing portfolio. For the twelve months ended March 31, 2013, we recaptured 40% of our payoffs (based on the dollar amount of refinanced mortgage loans).

Our servicing business produces strong recurring, contractual fee-based revenue with minimal credit risk. Servicing fees are primarily based on the aggregate UPB of the loans serviced and the payment structure varies by loan source and type. These include differences in rate of servicing fees as a percentage of UPB and in the structure of advances. We believe our origination business gives us a distinct advantage in building a high-quality portfolio of MSRs over those who rely heavily on purchasing MSRs from others to build their portfolios as originated portfolios generally perform better given the extensive diligence and underwriting procedures that we apply to each loan.

We service loans using a model designed to improve loan performance and reduce loan defaults and foreclosures. Our servicing portfolio consists of MSRs we retain from loans that we originate and MSRs we acquire from third party originators, including in transactions facilitated by GSEs, such as Fannie Mae and Freddie Mac. The loans we service are typically securitized by us, i.e., the loans have been pooled together with multiple other loans and interests have been sold to third party investors that are secured by loans in the securitization pool. As of March 31, 2013, our servicing portfolio contained $5.8 billion of residential first mortgages, with a weighted average coupon of 3.70% and a weighted average age of 8 months. At March 31, 2013, the 90+ day delinquency rate in our servicing portfolio was 0.36%, the weighted average FICO score of our servicing portfolio was 744, and the adjusted CPR of our servicing portfolio as of March 31, 2013 was 7.24%.

Our Business Evolution

Since 2009, our mortgage banking platform has evolved in support of our business strategy. Prior to June 2009, all loans we originated were sold on a servicing-released basis into the secondary market, on either a best-efforts or assignment-of-trade basis. Our merger with Swain in 2009 allowed us to retain the servicing rights on a percentage of the mortgage loans we originated and/or acquired from our third party originators. The table below shows our origination volume during each period presented and servicing portfolio (by unpaid principal balance, or $UPB) at the end of each period presented:

(in millions)	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009
	(unaudited)	(unaudited)
Origination volume	$1,900	$404	$3,449	$1,050	$741	$386
Servicing ($UPB)	$5,775	$1,619	$4,145	$1,316	$624	$245

Our Integrated Business Model

Our integrated and scalable mortgage banking platform enables us to efficiently and effectively originate mortgage loans, generating gain on sale and fee income from the origination and servicing components of our business. We anticipate that our results of operations will be affected by various factors, some of which are beyond our control. Our principal sources of revenue include:

(i) gains on mortgage loans held for sale, including changes in the fair value of commitments to purchase or originate mortgage loans held for sale and the related hedging instruments;

(ii) fee and net interest income from our financing facility; and

(iii) fee income from loan servicing.

Origination. In evaluating revenue per mortgage loan originated, we focus on various revenue sources, including loan origination points and fees. We record gain on mortgage loans held for sale based on the terms of the originated mortgage loan or the price paid for purchased mortgage loans, the effect of any hedging activities that we undertake, the sales price of the mortgage loan and the value of any MSRs received in the transaction. Our gain on mortgage loans held for sale includes both cash and non-cash elements and realized gains (losses) associated with the mortgage loans held for sale and related derivative instruments. We recognize revenue on sale that include both cash and our estimate of the value of MSRs. These components are compared to established revenue targets and operating plans by channel.

In addition to the cost of financing our mortgage loan originations, operating costs associated with our originations component include staffing costs, sales commissions, technology, rent and other general and administrative costs.

Servicing. Servicing fee income is primarily based on the aggregate unpaid principal balance of mortgage loans serviced and varies by mortgage loan type. Other factors that impact servicing fee income include delinquency rates, prepayment speeds and loss mitigation activity. Delinquency rates on the mortgage loans we service impact the contractual servicing and ancillary fees we receive and the costs to service. Delinquent loans cost more to service than performing loans due to the additional resources and required servicing advances.

The largest cost in our servicing component is staffing cost, which is primarily impacted by delinquency levels and the size of our portfolio. Other operating costs in our servicing component include technology, occupancy, general and administrative costs and the cost of financing our servicing advances. We continually monitor these costs to improve efficiency by streamlining workflows and implementing technology-based solutions.

Subsequent to the acquisition of Swain, we also expanded various servicing operations in both Indianapolis, Indiana and Dallas, Texas, as well as invested in additional management, technology, process refinement, key vendor relationships and internal reporting/controls. These ongoing servicing platform investments allow us to drive efficiency and scalability, while maintaining customer service levels and regulatory compliance.

Related Party Transactions

See “Certain Relationships and Related Party Transactions” for a description of related party transactions.

Market Considerations

Origination. Today’s U.S. residential mortgage loan originations sector primarily offers conventional Agency and government conforming mortgage loans. Non-prime and alternative lending programs and products represent only a small fraction of total mortgage loan originations. This dynamic, along with increased capital requirements, increased regulatory and compliance burdens and increased risks associated with repurchase requirements, has led to a consolidation among mortgage lenders in both the retail and wholesale channels and has resulted in less competition. In addition to such consolidation, many mortgage loan originators have exited the market entirely.

Origination volume is impacted by changes in interest rates and the housing market. Depressed home prices and increased loan-to-value ratios may preclude many potential borrowers, including borrowers whose existing mortgage loans we service, from refinancing their existing mortgage loans. An increase in prevailing interest rates could decrease the originations volume.

In addition, there continue to be changes in legislation and licensing in an effort to simplify the consumer mortgage loan experience, which require technological changes and additional implementation costs for mortgage loan originators. We expect legislative changes will continue in the foreseeable future, which may increase our operating expenses. See “Our Business—Regulation.”

Servicing. Current trends in the mortgage servicing industry include elevated borrower delinquencies, a significant increase in loan modifications and the need for servicing expertise. In the aftermath of the 2008 U.S. financial crisis, the residential mortgage loan industry is undergoing major structural changes that affect the way residential mortgage loans are originated, owned and serviced. These changes have benefited and should continue to benefit non-bank mortgage servicers, such as us. Banks currently dominate the residential mortgage loan servicing industry, servicing over 90% of all residential mortgage loans as of December 31, 2012. Over 50% of all residential mortgage loan servicing was concentrated among just four banks as of December 31, 2012. However, banks are currently under tremendous pressure to exit or reduce their exposure to the mortgage loan servicing business as a result of increased regulatory scrutiny and capital requirements, as well as potentially significant earnings volatility.

Results of Operations

Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2012

Effective January 1, 2013, the Company irrevocably elected to account for the subsequent measurement of its existing MSRs using the fair value method, whereby the MSRs are initially recorded on our balance sheet at fair value with subsequent changes in fair value recorded in earnings during the period in which the changes in fair value occur. We believe that accounting for the MSRs at fair value best reflects the impact of current market conditions on our MSRs, and our investors and other users of our financial statements will have greater insight into management’s views as to the value of our MSRs at each reporting date. Prior to January 1, 2013, the Company accounted for the subsequent measurement of its MSRs at the lower of amortized cost or estimated fair value (the “amortization method”), whereby the MSRs were initially recorded on our balance sheet at fair value and subsequently amortized in proportion to and over the period of estimated net servicing income. In addition, under the amortization method, the carrying value of the MSRs was periodically assessed for impairment at each balance sheet date. In accordance with the applicable GAAP guidance, this change in accounting principle was accounted for on a prospective basis (financial statement periods prior to 2013 have not been restated). We did not record a cumulative-effect adjustment to retained earnings as of January 1, 2013, as the net amortized carrying value of the existing MSRs as of January 1, 2013 equaled fair value due to MSR impairment charges recorded during 2012. Beginning with the three months ended March 31, 2013, the net changes in the fair value in our MSRs are reported in our statement of operations within “Change in mortgage servicing rights valuation, net of portfolio runoff.”

Total Revenues

For the three months ended March 31, 2013, a 370% increase in mortgage loans originated drove a 207% increase in our revenues, in each case compared to the three months ended March 31, 2012. The components of our revenues for the three months ended March 31, 2013 and 2012 were as follows:

(in millions)	Three Months Ended March 31,
	2013	2012	% Change
	(unaudited)	(unaudited)
Gain on mortgage loans held for sale, net of direct costs	$25.5	$10.0	155%
Change in mortgage servicing rights valuation, net of portfolio runoff	4.1	—	N/A
Loan origination fees	4.4	1.3	238%
Loan servicing fees	3.1	1.0	210%
Interest income	2.8	0.7	300%

Total	$39.9	$13.0	207%

The revenue increase in the first quarter of 2013 compared to the first quarter of 2012 resulted from increases in our gain on loans held for sale, net change in MSRs valuation, loan origination fee income and loan servicing fee income. The increases in our gain on loans held for sale and loan origination fee income were a result of the increase in the amount of loans originated during the first quarter of 2013 compared to the first quarter of 2012 (which increased 370%). The increase in the net change in MSRs valuation resulted from our change in accounting for our MSRs during the quarter ended March 31, 2013, as described above. The increase in total servicing fee income was primarily the result of our higher average servicing portfolio balance of $5.2 billion for the three months ended March 31, 2013, compared to $1.5 billion for the three months ended March 31, 2012.

We classify our non-financing revenue by component as follows for the three months ended March 31, 2013 and 2012. The table also shows the loan volume originated and servicing portfolio by type: Agency (Fannie Mae, Freddie Mac) and Ginnie Mae government insured (FHA, VA and USDA):

(in millions)	Three Months Ended March 31,
	2013	2012
	(unaudited)	(unaudited)
Revenue by Component:
Origination	$32.7	$12.0
Servicing	7.2	1.0

Total	$39.9	$13.0

Loan Volume Originated, by Type:
Agency	$1,170	282
Government Insured	730	122

Total	$1,900	$404

Servicing Portfolio, by Type:
Agency	$3,783	$1,018
Government Insured	1,992	601

Total	$5,775	$1,619

Originations

The following is a summary of mortgage loan origination volume by channel (by number of loans and sum of loan amounts) for the three months ended March 31, 2013 and 2012:

(dollars in millions)	Three Months Ended March 31,
	2013		2012
	# of Loans	Sum of Loan Amounts	# of Loans	Sum of Loan Amounts
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Channel:
Retail	897	$150.3	553	$89.6
Wholesale	2,007	396.2	651	122.5
Correspondent	7,064	1,353.2	974	191.9

Total	9,968	$1,899.7	2,178	$404.0

The trend toward the correspondent channel is consistent with our strategic direction of building a diversified and scalable origination business and retaining MSRs on residential mortgage loans. We intend on building our retail operations through acquisitions of small retail mortgage operators during 2013 and 2014 and by increasing our retail operations as a percentage of our overall business.

The following is a summary of mortgage loan origination volume by FICO score (by number of loans and sum of loan amounts) for the three months ended March 31, 2013 and 2012:

(dollars in millions)	Three Months Ended March 31,
	2013		2012
	# of Loans	Sum of Loan Amounts	# of Loans	Sum of Loan Amounts
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
FICO Score:
< 620	10	$1.2	5	$0.6
620 – 680	2,355	391.3	442	68.6
681 – 719	1,904	361.4	375	67.1
> 719	5,699	1,145.8	1,356	267.7

Total	9,968	$1,899.7	2,178	$404.0

The following is a summary of mortgage loan origination volume by LTV at origination (by number of loans and sum of loan amounts) for the three months ended March 31, 2013 and 2012:

(dollars in millions)	Three Months Ended March 31,
	2013		2012
	# of Loans	Sum of Loan Amounts	# of Loans	Sum of Loan Amounts
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
LTV:
< 70%	1,759	$341.7	365	$74.7
70% – 80%	2,383	498.0	669	136.7
81% – 90%	1,500	285.2	275	52.0
91% – 100%	4,038	720.3	833	134.5
> 100%	288	54.5	36	6.1

Total	9,968	$1,899.7	2,178	$404.0

While our total mortgage loan origination volume (in dollars) increased 370% between periods, mortgage loan originations by the FICO score and LTV categories remained relatively consistent as a percentage of total loans originated.

The following is a summary of loan sales/securitizations volume by type, retained and released for the three months ended March 31, 2013 and 2012:

(dollars in millions)	GNMA Retained	FNMA Retained	Released	Total Sold
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Three Months Ended March 31, 2013
% of total	37.7%	62.1%	0.2%	100%
Total volume	$677.7	$1,114.2	$3.4	$1,795.3
Three Months Ended March 31, 2012
% of total	27.0%	69.5%	3.5%	100%
Total volume	$102.3	$263.0	$13.3	$378.6

The following is a summary of gain on sales (“GOS”) margin by channel for the three months ended March 31, 2013 and 2012:

	Three Months Ended March 31,
	2013			2012
(dollars in millions)	Loans Sold $	GOS $	GOS Margin %	Loans Sold $	GOS $	GOS Margin %
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Retail	$146.4	$5.6	3.82%	$87.4	$3.8	4.34%
Wholesale	341.9	5.4	1.57%	106.0	2.4	2.26%
Correspondent	1,307.0	14.9	1.14%	185.2	3.8	2.05%

Total	$1,795.3	$25.9	1.44%	$378.6	$10.0	2.64%

(1)	Not included in the GOS $ above is derivative/forward pipeline revenue of $(0.4) million in the three months ended March 31, 2013 and $2.8 million in the three months ended March 31, 2012.

The following is a summary of costs to originate by channel, for the three months ended March 31, 2013 and 2012:

	Three Months Ended March 31,
	2013				2012
(dollars in millions)	Sales		Fulfillment		Sales		Fulfillment
	(unaudited)		(unaudited)		(unaudited)		(unaudited)

	bps	$	bps	$	bps	$	bps	$
Channel:
Retail	306	$4.6	35	$0.5	230	$2.1	28	$0.3
Wholesale	33	1.2	36	1.4	35	0.4	35	0.4
Correspondent	20	2.7	28	3.8	22	0.4	18	0.4

Total	45	$8.5	30	$5.7	72	$2.9	26	$1.1

The 76 bps increase in the costs to originate in the retail sales area from the three months ended March 31, 2012 to 2013 was due to our retail expansion strategy, including the addition of a more experienced level of sales management resulting in higher compensation costs. Our costs of sales and fulfillment remained relatively flat in both the wholesale and correspondent channels while opening new operations centers and investing in technology, compliance and additional management positions.

Servicing Fees

Our loan servicing fees increased to $3.1 million in the first quarter of 2013 from $1.0 million in the first quarter of 2012. The 210% increase in loan servicing fees was the result of the 256% increase in unpaid principal balance ($UPB) of mortgage loans serviced on March 31, 2013 compared to March 31, 2012.

The following is a summary of fee income from loan administration and ancillary fees for the three months ended March 31, 2013 and 2012:

	Three Months Ended March 31,
(in millions)	2013	2012
	(unaudited)	(unaudited)
Loan administration	$3.0	$1.0
Ancillary fees	0.1	—

Total	$3.1	$1.0

The following is a summary of mortgage loan portfolio characteristics by loan type for the three months ended March 31, 2013 and 2012:

	Three Months Ended March 31, 2013
	Weighted Average Coupon (WAC)	Average Age	Average Loan Amount
	(unaudited)	(unaudited)	(unaudited)
Type:
FNMA	3.69%	8.1	$192,408
Government Insured	3.71%	9.1	152,030
Total	3.70%	8.5	$176,260

	Three Months Ended March 31, 2012
	Weighted Average Coupon (WAC)	Average Age	Average Loan Amount
	(unaudited)	(unaudited)	(unaudited)
Type:
FNMA	4.35%	14.0	$163,183
Government Insured	4.52%	12.3	138,682
Total	4.41%	13.3	$153,147

Our servicing portfolio characteristics reflect the influence of a significant amount of lower interest rates in the first quarter of 2013 loan production. The weighted average coupon (“WAC”) and average age of the portfolio dropped during the first quarter of 2013, while the average balance increased. Lower rates tend to prepay more slowly and newer loans generally have longer remaining lives. The larger loan balances represent expansion into some higher balance geographic areas as we continue to expand our footprint.

The following is a summary of delinquencies ($UPB) by FICO score for the three months ended March 31, 2013 and 2012. We consider any loan that is overdue by more than 30 days to be delinquent.

(in millions)	Three Months Ended March 31,
	2013		2012
	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Original FICO Score by Type:
FNMA
Below 620	$0.1	$3.5	$—	$2.7
620-659	—	3.2	—	0.3
660-699	—	5.0	—	0.3
700-759	0.2	4.0	—	0.8
760-850	—	1.3	—	0.1

Subtotal	$0.3	$17.0	$—	$4.2

Government Insured
Below 620	$—	$0.9	$—	$1.1
620-659	—	31.2	—	6.6
660-699	—	16.5	—	3.4
700-759	—	6.3	—	1.7
760-850	—	0.6	—	0.4

Subtotal	$—	$55.5	$—	$13.2

Total	$0.3	$72.5	$—	$17.4

Overall our delinquencies remain relatively low which is in line for the age of our portfolio. The delinquencies by FICO band align with industry data we have seen. Delinquencies on government insured loans tend to be higher than FNMA because of the purpose of the government insured loan programs designed for first time home buyers and those borrowers having lower down payments. The low amount of delinquency on the Adjustable Rate loans is primarily due to the low percentage of these loans in our portfolio.

Total Expenses

Expenses increased by 159% during the first quarter of 2013 as compared to the first quarter of 2012. This increase was due primarily to increased loan production and a larger servicing portfolio, which drove a 207% increase in revenues. To accommodate the growth in our loan production and servicing portfolio, we incurred additional expenses related to employee compensation (due to increased staffing levels), and other related general and administrative expenses such as technology costs and retail branch occupancy costs.

The table below sets forth the expenses for the three months ended March 31, 2013 and March 31, 2012 by expense category:

(in millions)	Three Months Ended March,
	2013	2012	% Change
	(unaudited)	(unaudited)
Salaries, commissions and benefits	$14.5	$5.4	169%
Occupancy, equipment and communication	1.5	0.5	200%
General and administrative	3.6	1.1	227%
Amortization of MSRs	—	0.4	(100)%
Impairment of MSRs	—	0.8	(100)%
Provision for loan losses related to repurchase liability	1.0	0.1	900%
Interest expense	3.1	0.9	244%
Depreciation	0.2	0.1	100%
Amortization, intangible asset	0.2	—	N/A

Total expenses	$24.1	$9.3	159%

Salaries, commissions and benefits expense increased $9.1 million (169%) in the first quarter of 2013 compared to the first quarter of 2012 primarily as a result of the increase in our headcount from 217 employees at March 31, 2012 to 532 employees at March 31, 2013. We increased our sales force and support staff to facilitate the growth in our loan originations and mortgage servicing operations. Since origination volumes had increased significantly, the variable commissions paid to employees were also much higher in 2013. The company also increased its contribution and the quality of the employee benefit packages to continue to attract and retain the very best talent in the markets we serve, which contributed to the increase in 2013. Income tax expenses were $6.1 million and $1.4 million in the first quarter of 2013 and the first quarter of 2012, respectively, which represented an increase of 336%.

Occupancy, equipment and communication expenses increased $1 million (200%) in the first quarter of 2013 compared to the first quarter of 2012 primarily as a result of increased facility, system and computer equipment requirements to accommodate increased staffing levels and new retail branches.

General and administrative expenses increased $2.5 million (227%) in the first quarter of 2013 compared to the first quarter of 2012 primarily as a result of the increase in loan origination and loan servicing activities. We also saw an increase in travel and administrative expenses as we expanded our operations into additional states.

Amortization of MSRs decreased $0.4 million in the first quarter of 2013 compared to the first quarter of 2012 as a result of the previously discussed change in our accounting treatment for MSRs.

Interest expense increased $2.2 million (244%) in the first quarter of 2013 compared to the first quarter of 2012 primarily as a result of the increase in the volume of mortgage loans originated and funded throughout 2012 and early 2013.

Year ended December 31, 2012 Compared to Year Ended December 31, 2011

Total Revenues

For the year ended December 31, 2012, a 228% increase in mortgage loans originated drove a 267% increase in our revenues, in each case compared to the year ended December 31, 2011. The components of our revenue in each year were as follows:

(in millions)	Year Ended December 31,
	2012	2011	% Change
Gain on mortgage loans held for sale, net of direct costs	$73.3	$16.7	339%
Loan origination fees	9.9	4.3	130%
Loan servicing fees	5.9	2.6	127%
Interest income	5.2	2.4	117%
Other revenue	1.2	—	N/A

Total	$95.5	$26.0	267%

The revenue increase in 2012 compared to 2011 resulted from increases in both our gain on loans held for sale and our loan servicing fee income, offset by mortgage servicing right temporary impairment adjustments amounting to $11.7 million. The increase in our gain on loans held for sale was a result of the increase in the amount of loans originated during 2012 compared to 2011 (which increased 288%), and higher margins earned on the sale of residential mortgage loans during the period. The increase in total servicing fee income was primarily the result of our higher average servicing portfolio balance of $4.1 billion for the year ended December 31, 2012, compared to $1.3 billion for the year ended December 31, 2011.

We classify our non-financing revenue by component as follows for 2012 and 2011. The table also shows the loan volume originated and servicing portfolio by type: Agency (Fannie Mae, Freddie Mac) and Ginnie Mae government insured (FHA, VA and USDA):

(in millions)	Year Ended December 31,
	2012	2011
Revenue by Component:
Origination	$88.4	$23.4
Servicing	5.9	2.6
Other	1.2	—

Total	$95.5	$26.0

(in millions)	Year Ended December 31,
	2012	2011
Loan Volume Originated, by Type:
Agency	2,382	620
Government Insured	1,067	430

Total	$3,449	$1,050

Servicing Portfolio, by Type:
Agency	$2,781	$802
Government Insured	1,364	514

Total	$4,145	$1,316

Originations

The following is a summary of mortgage loan origination volume by channel (by number of loans and sum of loan amounts) for the years ended December 31, 2012 and 2011:

(dollars in millions)	Year Ended December 31,
	2012		2011
	# of Loans	Sum of Loan Amounts	# of Loans	Sum of Loan Amounts
Channel:
Retail	3,039	$509	2,029	$317
Wholesale	4,554	894	2,072	361
Correspondent	10,536	2,046	2,145	372

Total	18,129	$3,449	6,246	$1,050

The trend toward the correspondent channel is consistent with our strategic direction of building a diversified and scalable origination business and retaining MSRs on residential mortgage loans. We intend on building our retail operations through acquisitions of small retail mortgage operators during 2013 and 2014 and by increasing our retail operations as a percentage of our overall business.

The following is a summary of mortgage loan origination volume by FICO score (by number of loans and sum of loan amounts) for the years ended December 31, 2012 and 2011:

(dollars in millions)	Year Ended December 31,
	2012		2011
	# of Loans	Sum of Loan Amounts	# of Loans	Sum of Loan Amounts
FICO Score:
< 620	26	$3	23	$3
620 – 680	3,707	590	1,504	208
681 – 719	2,998	541	1,080	173
> 719	11,398	2,315	3,639	666

Total	18,129	$3,449	6,246	$1,050

The following is a summary of mortgage loan origination volume by LTV at origination (by number of loans and sum of loan amounts) for the years ended December 31, 2012 and 2011:

(dollars in millions)	Year Ended December 31,
	2012		2011
	# of Loans	Sum of Loan Amounts	# of Loans	Sum of Loan Amounts
LTV:
< 70	2,686	$557	862	$157
70% – 80%	5,039	1,052	1,733	322
81% – 90%	2,383	457	796	140
91% – 100%	7,410	1,265	2,805	425
> 100	611	118	50	6

Total	18,129	$3,449	6,246	$1,050

The following is a summary of loan sales/securitizations volume by type, retained and released for the years ended December 31, 2012 and 2011:

(dollars in millions)	GNMA Retained	FNMA Retained	Released	Total Sold
2012
% of total	29.2%	70.0%	0.8%	100.0%
Total volume	$955	$2,292	$25	$3,273

2011
% of total	31.3%	43.2%	25.5%	100.0%
Total volume	$328	$453	$267	$1,048

The following is a summary of gain on sales margin by channel for the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012			2011
(dollars in millions)	Loans Sold $	GOS $	GOS Margin %	Loans Sold $	GOS $	GOS Margin %
Retail	$494.3	$19.2	3.88%	$317.6	$9.0	2.83%
Wholesale	854.0	13.7	1.61%	370.1	3.5	0.95%
Correspondent	1,924.4	29.0	1.51%	359.9	1.0	0.29%

Total	$3,272.7	$61.9	1.89%	$1,047.6	$13.5	1.29%

(1)	Not included in the GOS $ above is derivative/forward pipeline gains of $11.45 million in 2012 and $3.21 million in 2011.

Our gain on mortgage loans held for sale includes both cash and non-cash elements. We receive proceeds on sale that include both cash and our estimate of the value of the MSRs. It should be noted that in 2012, less than one percent of all loans were sold service released compared to 26% sold service released in 2011.

The following is a summary of costs to originate by channel, for the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012				2011
(dollars in millions)	Sales		Fulfillment		Sales		Fulfillment
	bps	$	bps	$	bps	$	bps	$
Channel:
Retail	248	$12.6	29	$1.5	196	$6.2	31	$1.0
Wholesale	37	3.3	33	2.9	71	2.6	36	1.3
Correspondent	25	5.1	25	5.1	47	1.7	25	0.9

Total	61	$20.9	27	$9.5	100	$10.5	31	$3.2

The 52 bps increase in the costs to originate in the retail sales area from 2011 to 2012 was due to our retail expansion strategy, including the addition of a more experienced level of sales management resulting in higher compensation costs. The decreases in the costs to produce in the wholesale and correspondent sales channels were primarily due to a greater number of loans produced to cover fixed expenses. Fulfillment costs remained fairly steady from 2011 to 2012.

Financing

Our net interest loss on loans held for sale was $0.2 million for the year ended December 31, 2012 compared to $0.0 million for the year ended December 31, 2011. For each year ended December 31, 2012 and December 31, 2011, there was no net income (loss) on loans/securities held for investment.

Servicing Fees

Our loan servicing fees increased from $2.6 million in 2011 to $5.9 million in 2012. The 149% increase in loan servicing fees was the result of the 215% increase in unpaid principal balance ($UPB) of mortgage loans serviced on December 31, 2012 compared to December 31, 2011.

The following is a summary of fee income from loan administration and ancillary fees for the years ended December 31, 2012 and 2011:

	Year Ended December 31,
(in millions)	2012	2011
Loan administration	$5.7	$2.5
Ancillary fees	0.2	0.1

Total	$5.9	$2.6

The following is a summary of mortgage loan portfolio characteristics by loan type for the years ended December 31, 2012 and 2011:

	Year Ended December 31, 2012
	Weighted Average Coupon (WAC)	Average Age	Average Loan Amount
	(unaudited)	(unaudited)	(unaudited)
Type:
FNMA	3.84%	8.5	$188,942
Government Insured	3.92%	10.3	145,877
Total	3.86%	9.0	$172,213

	Year Ended December 31, 2011
	Weighted Average Coupon (WAC)	Average Age	Average Loan Amount
	(unaudited)	(unaudited)	(unaudited)
Type:
FNMA	4.51%	16.0	$154,281
Government Insured	4.64%	11.6	138,011
Total	4.56%	14.3	$147,488

Our servicing portfolio characteristics reflect the influence of a significant amount of lower interest rate 2012 loan production. The weighted average coupon (WAC) and average age of the portfolio dropped during 2012, while the average balance increased. Lower rates tend to prepay more slowly and newer loans generally have longer remaining lives. The larger loan balances represent expansion into some higher balance geographic areas as we continue to expand our footprint.

The following is a summary of delinquencies ($UPB) by FICO score for the years December 31, 2012 and 2011:

(in millions)	Year Ended December 31,
	2012		2011
	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate
Original FICO Score by Type:
FNMA
Below 620	$—	$3.4	$0.1	$4.1
620-659	—	2.3	—	0.2
660-699	—	3.3	0.1	0.9
700-759	—	3.8	—	1.1
760-850	—	1.9	—	0.3

Subtotal	$—	$14.7	$0.2	$6.6

Government Insured
Below 620	$—	$1.1	$—	$1.4
620-659	—	34.0	—	12.5
660-699	—	12.6	—	6.7
700-759	—	4.7	—	4.1
760-850	—	0.6	—	0.5

Subtotal	$—	$52.9	$—	$25.2

Total	$—	$67.6	$0.2	$31.8

Overall our delinquencies remain relatively low which is in line for the age of our portfolio. The delinquencies by FICO band align with industry data we have seen. Delinquencies on government insured loans tend to be higher than FNMA because of the purpose of the government insured loan programs designed for first time home buyers and those borrowers having lower down payments. The low amount of delinquency on the Adjustable Rate loans is primarily due to the low percentage of these loans in our portfolio.

Total Expenses

The 267% increase in revenues from 2011 to 2012 was accompanied by a 208% increase in expenses. Expenses and impairments increased primarily due to the increase in compensation expenses related to increased staffing levels in order to accommodate our significant growth in origination volume and a larger servicing portfolio, as well as other related increases in expenses, such as administrative, travel and office operation expenses. In addition, we recorded $11.7 million in temporary impairment against the value of our MSRs in 2012.

The table below sets forth the expenses for the years ended December 31, 2012 and December 31, 2011 by expense category:

(in millions)	Year Ended December 31,
	2012	2011	% Change
Salaries, commissions and benefits	$32.7	$13.1	150%
Occupancy, equipment and communication	3.0	1.6	88%
General and administrative	7.7	3.2	141%
Amortization of MSRs	3.7	0.9	311%
Impairment of MSRs	11.7	—	NA
Provision for loan losses related to repurchase liability	1.9	—	NA
Interest expense	6.2	2.7	130%
Depreciation	0.4	0.2	100%
Amortization, intangible asset	0.4	0.2	100%
Loss on disposal of property and equipment	—	0.1	(100)%

Total expenses	$67.7	$22.0	208%

Income tax expenses were $10.7 million and $1.7 million in 2012 and 2011 respectively, which represented an increase of almost 530%. Salaries, commissions and benefits increased $19.6 million (150%) in 2012 compared to 2011 primarily as a result of the increase in our headcount from 198 employees at December 31, 2011 to 443 employees at December 31, 2012. We increased our sales force to expand geographically and take advantage of the low interest rate environment in 2012. Our staffing levels were increased to accommodate this significant growth in origination volume and manage the larger servicing portfolio. Since origination volumes had increased significantly, the variable commissions paid to employees were also much higher in 2012. The company also increased its contribution and the quality of the employee benefit packages to continue to attract and retain the very best talent in the markets we serve.

Occupancy, equipment and communication increased $1.4 million (88%) in 2012 compared to 2011 primarily as a result of increased facility, system and computer equipment requirements to accommodate increased staffing levels.

General and administrative increased $4.5 million (141%) in 2012 compared to 2011 primarily as a result of the increase in loan origination volume and loans serviced, as well as additional states in which we obtained licenses and staff travel to support growth.

Amortization of MSRs increased $2.8 million (311%) in 2012 compared to 2011 primarily as a result of the increase in unpaid principal balance of mortgage loans serviced during 2012.

Impairment of MSRs of $11.7 million was recognized in 2012 as a result of primarily the difference between the weighted average coupon (WAC) rates of the portfolio (3.86%) compared to the average 30-year fixed rate mortgage coupon rate (3.59%) at 12/31/12. This can lead to higher loan prepayments which negatively affects the fair market value of the MSRs.

A provision for loan losses related to repurchase liability in the amount of $1.9 million was recorded in 2012 as a result of the significant increases in origination volumes and increased level of credit, compliance and collateral reviews performed by the agencies since the recent mortgage crisis.

Interest expense increased $3.5 million (130%) in 2012 compared to 2011 primarily as a result of the increase in the volume of mortgage loans originated and funded throughout 2012.

Other Factors Influencing Our Results

Prepayment Speeds. A significant driver of our business is prepayment speed, which is the measurement of how quickly unpaid principal balance is reduced. Prepayment speeds, as reflected by the constant prepayment rate, vary according to interest rates, the type of investment, conditions in the housing and financial markets, competition and other factors, none of which can be predicted with any certainty. Prepayment spread impacts future servicing fees, value of servicing rights, float income, interest expense on advances and interest expense. In general, when interest rates rise, it is relatively less attractive for borrowers to refinance their mortgage loans and, as a result, prepayment speeds tend to decrease. This can extend the period over which we earn servicing income but reduce the demand for new mortgage loans. When interest rates fall, prepayment speeds tend to increase, thereby decreasing the value of MSRs and shortening the period over which we earn servicing income but increasing the demand for new mortgage loans.

Changing Interest Rate Environment. Generally, when interest rates rise, the value of mortgage loans and interest rate lock commitments decrease while the value of hedging instruments related to such loans and commitments increases. When interest rates fall, the value of mortgage loans and interest rate lock commitments increases and the value of hedging instruments related to such loans and commitments decrease. Decreasing interest rates also precipitate increased loan refinancing activity by borrowers seeking to benefit from lower mortgage interest rates.

Risk Management Effectiveness—Credit Risk. We are subject to the risk of potential credit losses on all of the residential mortgage loans that we hold for sale or investment as well as for losses incurred by investors in mortgage loans that we sell to them as a result of breaches of representations and warranties we make as part of the loan sales. The representations and warranties require adherence to investor or guarantor origination and underwriting guidelines, including but not limited to the validity of the lien securing the loan, property eligibility, borrower credit, income and asset requirements, and compliance with applicable federal, state and local law. The level of mortgage loan repurchase losses is dependent on economic factors, investor repurchase demand strategies, and other external conditions that may change over the lives of the underlying loans.

Risk Management Effectiveness—Interest Rate Risk. Because changes in interest rates may significantly affect our activities, our operating results will depend, in large part, upon our ability to effectively manage interest rate risks and prepayment risks, including risk arising from the change in value of our inventory of mortgage loans held for sale and commitments to fund mortgage loans and related hedging derivative instruments, as well the effects of changes in interest rates on the value of our investment in MSRs. See “—Quantitative and Qualitative Disclosures about Market Risk” for a discussion on the effects of changes in interest rates on the recorded value of our MSRs.

Liquidity. Our ability to operate profitably is dependent on both our access to capital to finance our assets and our ability to profitably sell and service mortgage loans. An important source of capital for the residential mortgage industry is warehouse financing facilities. These facilities provide funding to mortgage loan producers until the loans are sold to investors or securitized in the secondary mortgage loan market. Our ability to hold loans pending sale and/or securitization depends, in part, on the availability to us of adequate financing lines of credit at suitable interest rates. During any period in which a borrower is not making payments, if we own the MSR then we may be required to advance our own funds to meet contractual principal and interest remittance requirements for investors and advance costs of protecting the property securing the investors’ loan and the investors’ interest in the property. We finance a portion of these advances under bank lines of credit. The ability to obtain capital to finance our servicing advances at appropriate interest rates influences our ability to profitably service delinquent loans. See “—Liquidity and Capital Resources” and “—Contractual Obligations.”

Servicing Effectiveness. Our servicing fee rates for loans serviced for non-affiliates are generally at specified servicing rates that do not change with a loan’s performance status. As a mortgage loan becomes delinquent and moves through the delinquency process to settlement through acquisition of the property or partial payoff, the loan requires greater effort on our part to service. Increased mortgage delinquencies, defaults and foreclosures will therefore result in a higher cost to service those loans due to the increased time and effort required to collect payments from delinquent borrowers. Therefore, how efficiently we are able to maintain the credit quality of our portfolio of serviced mortgage loans and address the mortgage loans where the borrower has defaulted influences the level of expenses that we incur in the mortgage loan servicing process.

Critical Accounting Policies

Our financial accounting and reporting policies are in accordance with GAAP. Some of these accounting policies require us to make estimates and judgments about matters that are uncertain. The application of assumptions could have a material impact on our financial condition or results of operations. Critical accounting policies and related assumptions, estimates and disclosures are determined by management and reviewed periodically with the Audit Committee of the Board of Directors. We believe that the judgments, estimates and assumptions used in the preparation of the consolidated financial statements are appropriate given the factual circumstances at the time. A brief discussion of our most important policies and the nature of the related assumptions and estimates are presented below. For additional information regarding our other significant accounting policies, please refer to Note B, “Summary of Significant Accounting Policies,” to our audited financial statements as of and for the years ended December 31, 2012 and 2011.

Liability for Mortgage Repurchases and Indemnifications

Loans sold to investors by the Company and which met investor and agency underwriting guidelines at the time of sale may be subject to repurchase or indemnification in the event of specific default by the borrower or subsequent discovery that underwriting standards were not met. In limited circumstances, the full risk of loss on loans sold is retained to the extent the liquidation of the underlying collateral is insufficient.

We establish mortgage repurchase liabilities related to various representations and warranties that reflect management’s estimate of losses for loans for which we could have a repurchase obligation, whether or not we currently service those loans, based on a combination of factors. Such factors include the type of loan, the channel from which it came, loan to value (LTV) and other loan-related specifics. The process for determining the measurement of the liability involves certain unobservable inputs and is generally subjective and involves a high degree of management judgment and assumptions. These judgments and assumptions may have a significant effect on our measurements of the liability, and the use of different judgments and assumptions, as well as changes in market conditions, could have a material effect on our statements of operations as well as our balance sheets.

Fair Value of Financial Instruments

The Company uses fair value measurements in fair value disclosures and to record certain assets and liabilities at fair value on a recurring basis (such as MSRs, derivatives and loans held for sale) or on a non-recurring basis (such as measuring impairment on assets carried at amortized cost or the lower of amortized cost or fair value). The Company has elected fair value accounting for MSRs and loans held for sale, as permitted under current accounting guidance, to more closely align the Company’s accounting with its interest rate risk management strategies.

When observable market prices do not exist for our financial instruments, we estimate fair value primarily by using cash flow and other valuation models. Our valuation models may include adjustments, such as market liquidity and credit quality, where appropriate. Valuations of products using models or other techniques are sensitive to assumptions used for the significant inputs. The process for determining fair value using unobservable inputs is generally more subjective and involves a higher degree of management judgment and assumptions than the measurement of fair value using observable inputs. These judgments and assumptions may have a significant effect on our measurements of fair value, and the use of different judgments and assumptions, as well as changes in market conditions, could have a material effect on our statements of operations as well as our balance sheets.

Mortgage Servicing Rights

MSRs are non-financial assets that are created when a mortgage loan is sold and we retain the right to service the loan. The servicing of these loans includes payment processing, remittance of funds to investors, payment of taxes and insurance, collection of delinquent payments, and disposition of foreclosed properties. In return for these services, we receive servicing fee income and ancillary fee income. The MSRs are initially recorded at fair value, which is estimated by using a valuation model that calculates the present value of estimated future net servicing cash flows. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, including estimates of the cost of servicing, the discount rate, the float value, the inflation rate, estimated prepayment speeds, and default rates. We use a dynamic model to estimate the fair value of our MSRs. The model is validated internally and senior management reviews all significant assumptions quarterly. In addition, we benchmark the performance of our internal model against the results obtained from a third party valuation specialist firm and other market participant information such as surveys, broker quotes, trades in the marketplace, and other observable data.

Effective January 1, 2013, the Company elected to irrevocably account for the subsequent measurement of its existing MSRs using the fair value method, whereby the MSRs are initially recorded on our balance sheet at fair value with subsequent changes in fair value recorded in earnings during the period in which the changes in fair value occur. We believe that accounting for the MSRs at fair value best reflects the impact of current market conditions on our MSRs, and our investors and other users of our financial statements will have greater insight into management’s views as to the value of our MSRs at each reporting date. The fair value of the MSRs is assessed at each reporting date using the methods described above. In accordance with the applicable GAAP guidance, this change in accounting principle was accounted for on a prospective basis (financial statement periods prior to 2013 have not been restated). We did not record a cumulative-effect adjustment to retained earnings as of January 1, 2013, as the net amortized carrying value of the MSRs as of January 1, 2013 equaled fair value due to MSR impairment charges recorded during 2012.

Prior to January 1, 2013, the subsequent measurement of the Company’s MSRs was recorded using the amortization method. Under the amortization method, capitalized MSRs were initially recorded at fair value and amortized over the estimated economic life of the related loans in proportion to the estimated future net servicing revenue. The net capitalized cost of MSRs was periodically evaluated to determine whether capitalized amounts were in excess of their estimated fair value. For this fair value assessment, the Company stratified its MSRs based on interest rates: (1) those with note rates below 4.00%; (2) those with note rates between 4.00% and 4.99%; and (3) those with note rates above 5.00%. If the amortized book value of the MSRs exceeded its fair value, management recorded a valuation adjustment as a reduction to the mortgage servicing right asset. However, in the event that the fair value of the MSRs recovered, the valuation allowance was reversed.

Derivatives

The Company enters into derivative instruments to serve the financial needs of its customers and to reduce its risk exposure to fluctuations in interest rates. For example, the Company enters into interest rate lock commitments (“IRLCs”) with certain customers to originate residential mortgage loans at specified interest rates and within a specified period of time. IRLCs on mortgage loans that are intended to be sold are accounted for as derivatives, with changes in fair value recorded in the statement of operations as part of gain or loss on sale of mortgage loans. The fair value of an IRLC is based upon changes in the fair value of the underlying mortgages estimated to be realizable upon sale into the secondary market. In estimating the fair value of an IRLC, we also adjust the fair value of the underlying mortgage loan to reflect the estimated percentage of commitments that will result in a closed mortgage loan; our estimate of this percentage will vary based on the age of the underlying commitment and changes in mortgage interest rates.

The primary factor influencing the probability that a loan will fund within the terms of the IRLC is the change, if any, in mortgage rates subsequent to the commitment date. In general, the probability of funding increases if mortgage rates rise and decreases if mortgage rates fall. This is due primarily to the relative attractiveness of current mortgage rates compared to the applicant’s committed rate. The probability that a loan will fund within the terms of the IRLC also is influenced by the source of the application, age of the application, purpose of the loan (purchase or refinance) and the application approval rate.

The Company manages the interest rate risk associated with its outstanding IRLCs and loans held for sale by entering into derivative loan instruments, such as forward loan sales commitments, mandatory delivery commitments, options and futures contracts. For exchange-traded contracts, fair value is based on quoted market prices. For non-exchange traded contracts, fair value is based on dealer quotes, pricing models, and discounted cash flow methodologies. Fair value estimates also take into account counterparty credit risk and the Company’s own credit standing.

Loans Held-for-Sale

Loans that are intended to be sold in the foreseeable future, including residential mortgages, are reported as loans held-for-sale. The Company accounts for loans held for sale under the fair value option. Fair value of loans held for sale is typically calculated using observable market information, including pricing from actual market transactions or observable market prices from other loans that have similar collateral, credit, and interest rate characteristics. Gains or losses from the sale of mortgages are recognized based upon the difference between the selling price and fair value of the related loans upon the sale of such loans. Direct mortgage loan origination costs are recognized as noninterest expense at origination.

In order to facilitate the origination and sale of mortgage loans held for sale, we have entered into various agreements with warehouse lenders. These agreements are in the form of loan participations and repurchase agreements with banks and other financial institutions. Mortgage loans held for sale are considered sold when we surrender control over the financial assets and those financial assets are legally isolated from us in the event of our bankruptcy. For loan participations that meet the sale criteria, the transferred financial assets are derecognized from the balance sheet and a gain or loss is recognized upon sale. If the sale criteria are not met, the transfer is recorded as a secured borrowing in which the assets remain on the balance sheet and the proceeds from the transaction are recognized as a liability. We account for all repurchase agreements as secured borrowings.

Business Combinations, including Intangibles

As part of the Company’s growth strategy, we acquired certain assets in 2012 related to a single-family residential mortgage loan warehousing platform of third parties that constituted a business combination. In connection with this acquisition, the Company recognized a bargain purchase gain, as well as certain intangible assets, including a trade name, customer relationships, and an active agent list. A significant component of the transaction’s total consideration was contingent and related to deferred purchase price for each mortgage loan subsequently funded, up to a specified maximum amount. The contingent consideration was a significant factor in the determination of the bargain purchase gain. The fair value of the contingent consideration arrangement was determined by Management, with assistance from a third party valuation provider, using the income approach; this method required Management’s estimation of the number of loans which would subsequently be funded, as well as the anticipated timing of the loans being funded. The fair value of the trade name and the customer relationship intangibles were determined using a discounted cash flow method. This method required Management to make estimates related to future revenue, expenses and income tax rates. The fair value of the agent list intangible asset was determined using a cost-to-recreate approach, which required Management to estimate the amount of time it would take to replace the active agent list, as well as future income tax rates.

Intangible assets determined to have a finite life, such as the customer relationships and active agent list, are amortized on a straight-line basis over their useful lives. If events or changes in circumstances indicate that the carrying amounts of finite-lived intangible assets may not be recoverable, Management compares the carrying value to the current fair value (determined in the same manner and with the same assumptions as discussed above) and records any required impairment. Intangible assets that are deemed to have an indefinite life, such as the trade name, are not subject to amortization but rather must be reviewed for impairment annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the assets are impaired. Management exercises judgment in its assessment of qualitative factors in determining whether events or circumstances suggest that it is more likely than not that an indefinite-lived intangible asset is impaired. If Management determines it is more likely than not that the asset is impaired, Management performs a quantitative assessment of current fair value (which incorporates the same assumptions listed above) compared to carrying value and subsequently records any required impairment.

Income Taxes

We determine deferred income taxes using the balance sheet method. Under this method, the net deferred tax asset or liability is based on future tax consequences attributable to the differences between the book and tax bases of assets and liabilities, as well as operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods.

Deferred tax assets are recognized subject to management’s judgment that realization is more likely than not. We determine whether a deferred tax asset is realizable based on currently available facts and circumstances, including the Company’s current and projected future tax position, the historical level of our taxable income, and estimates of our future taxable income. In most cases, the realization of deferred tax assets is based on our future profitability. On a quarterly basis, the Company evaluates its deferred tax assets to assess whether they are more likely than not to be realized in the future. If we were to experience either reduced profitability or operating losses in a future period, the realization of our deferred tax assets may no longer be considered more likely than not to be realized. In such an instance, we could be required to record a valuation allowance on our deferred tax assets by charging earnings. In 2012, we had a change in ownership as defined by the Internal Revenue Code section 382; as a result, utilization of certain tax attributes including net operating loss and other carry-forwards are subject to annual limitations. Our deferred tax assets at December 31, 2012 consisted primarily of net operating losses, and no valuation allowance was deemed necessary, as we concluded that it is more likely than not that recorded amounts will be realized.

Recent Accounting Developments

ASU No. 2013-01, “Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities” was issued in January 2013. This update clarifies the scope of transactions that are subject to the disclosures about offsetting, specifically that ordinary trade receivables and receivables are not in the scope of ASU No. 2011-11. ASU No. 2011-11 applies only to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are offset in accordance with specific criteria contained in FASB Accounting Standards Codification or subject to a master netting arrangement or similar agreement. ASU 2013-01 is effective for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. The adoption of ASU 2013-01 did not materially impact the Company’s financial statements.

ASU No. 2012-02 “Intangibles-Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment” was issued in July 2012. This update simplifies the guidance for testing the decline in realizable value (impairment) of indefinite-lived intangible assets other than goodwill. The amendment allows an entity the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. An organization electing to perform a qualitative assessment is no longer required to calculate the fair value of an indefinite-lived intangible asset unless the organization determines, based on a qualitative assessment, that it is “more likely than not” that the asset is impaired. This amendment is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of ASU 2012-02 is not expected to materially impact the Company’s financial statements.

Analysis of Items on Balance Sheet

The following table presents our balance sheets as of the periods indicated:

	March 31,		December 31,
(in millions)	2013	2012	2012	2011
	(unaudited)	(unaudited)
Assets:
Cash and cash equivalents	$17.7	$—	$15.1	$0.4
Restricted cash	6.3	0.5	3.5	—
Mortgage loans held for sale, at fair value	295.6	88.0	218.6	61.7
Accounts receivable	1.7	0.4	0.9	0.2
Servicing advances	1.0	0.4	0.9	0.4
Derivative assets	13.5	5.0	12.0	3.3
MSRs, at fair value	67.5	—	—	—
MSRs, at lower of amortized cost or fair value	—	20.9	42.2	17.7
Furniture, fixtures, equipment and leasehold improvements, net	4.4	1.3	3.6	1.4
Intangible assets, net	3.5	—	3.6	—
Capitalized software, net	1.0	0.6	0.4	0.3
Prepaid expenses	0.9	0.4	0.6	0.3
Investment in closely held entity, at cost	0.7	0.7	0.8	0.8
Notes receivable, stockholders	0.2	0.3	0.2	0.3
Loans subject to repurchase rights from Ginnie Mae	8.1	3.7	7.1	2.0
Deposits	0.7	0.1	0.1	0.3

Total assets	$422.8	$122.3	$309.6	$89.1

Liabilities and Stockholders’ Equity:
Warehouse lines of credit	$276.9	$83.0	$203.0	$57.9
Operating lines of credit	7.6	3.9	5.1	8.2
Subordinated debt, related parties	9.2	0.5	—	0.7
Accounts payable	11.5	0.4	8.9	0.9
Accrued compensation and benefits	5.6	1.7	4.7	0.4
Accrued other expenses	7.4	3.5	5.1	3.7
Derivative liabilities	5.0	0.2	1.8	1.0
Liability for mortgage repurchases and indemnifications	2.9	0.1	1.9	—
Due to related parties	0.3	0.2	0.3	0.2
Earn-out liability	2.1	—	2.1	—
Liability for loan repurchase rights from Ginnie Mae	8.1	3.7	7.1	2.0
Deferred income taxes, net	20.5	5.1	14.4	3.7

Total liabilities	357.1	102.3	254.4	78.7

Stockholders’ equity	65.7	20.0	55.2	10.4

Total liabilities and stockholders’ equity	$422.8	$122.3	$309.6	$89.1

Assets

Restricted cash consists of amounts restricted under broker margin account agreements.

Mortgage loans held for sale were $295.6 million at March 31, 2013, an increase of $77.0 million from December 31, 2012, primarily due to $1.8 billion in mortgage loan sales offset by $1.9 billion loan originations during the quarter ended March 31, 2013. Mortgage loans held for sale are carried at fair value. We estimate fair value by evaluating a variety of market indicators including recent trades and outstanding commitments. Mortgage loans held for sale were $218.6 million at December 31, 2012, an increase of $156.9 million from December 31, 2011, primarily due to $3.3 billion in mortgage loan sales offset by $3.5 billion loan originations during the year ended December 31, 2012.

The following summarizes mortgage loans held for sale at fair value at March 31, 2013 and 2012 and December 31, 2012 and 2011:

(in millions)	March 31,		December 31,
	2013	2012	2012	2011
	(unaudited)	(unaudited)
Conventional	$173.4	$40.8	$110.5	$27.7
Government	122.2	47.2	108.1	34.0

Total	$295.6	$88.0	$218.6	$61.7

At March 31, 2013 and 2012, we had pledged $295.6 and $88.0, respectively, in fair value of mortgage loans held for sale to secure warehouse lines of credit. At December 31, 2012 and 2011, we had pledged $218.6 million and $61.7 million, respectively, in fair value of mortgage loans held for sale to secure warehouse lines of credit.

Accounts receivable increased $0.8 million to $1.7 million at March 31, 2013, primarily due to an increase in accrued interest receivable on mortgage loans. Accounts receivable increased $0.7 million to $0.9 million at December 31, 2012, primarily due to the increase in mortgage loans held for sale at year end.

The following summarizes derivative instruments at December 31, 2012 and 2011 and March 31, 2013 and 2012:

(in millions)	March 31, 2013		March 31, 2012		December 31, 2012		December 31, 2011
Description	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Interest rate lock commitments	$13.5	$1,349.5	$5.0	338.8	$12.0	$1,140.0	$3.3	$112.1
MBS forward sales contracts	(5.0)	1,214.0	(0.2)	294.0	(1.8)	967.8	(1.0)	153.3

Total	$8.5	$2,563.5	$4.8	$632.8	$10.2	$2,107.8	$2.3	$265.4

We recorded net (losses) gains on derivatives of $(0.4) million and $2.8 for the three months ended March 31, 2013 and 2012, respectively, which are included in gain on mortgage loans held for sale in our statement of operations. We recorded net gains on derivatives of $11.5 million and $3.2 million for the years ended December 31, 2012 and 2011, respectively, which are included in gain on mortgage loans held for sale in our statement of operations.

We sell residential mortgage loans in the secondary market and typically retain the right to service the mortgage loans sold. Upon sale, a mortgage servicing right asset or liability is capitalized, which represents the current fair value of future net cash flows expected to be realized for performing servicing activities.

Effective January 1, 2013, the Company elected to irrevocably account for the subsequent measurement of its existing MSRs using the fair value method, whereby the MSRs are initially recorded on our balance sheet at fair value with subsequent changes in fair value recorded in earnings during the period in which the changes in fair value occur. The fair value of the MSRs is assessed at each reporting date using the methods described above in “Critical Accounting Policies.” In accordance with the applicable GAAP guidance, this change in accounting principle was accounted for on a prospective basis (financial statement periods prior to 2013 have not been restated). We did not record a cumulative-effect adjustment to retained earnings as of January 1, 2013, as the net amortized carrying value of the MSRs as of January 1, 2013 equaled fair value due to MSR impairment charges recorded during 2012.

Prior to January 1, 2013, the subsequent measurement of the Company’s MSRs was recorded at the lower of amortized cost or estimated fair value (the “amortization method”). Under the amortization method, capitalized MSRs were initially recorded at fair value and amortized over the estimated economic life of the related loans in proportion to the estimated future net servicing revenue. The net capitalized cost of MSRs was periodically evaluated to determine whether capitalized amounts were in excess of their estimated fair value. For this fair value assessment, the Company stratified its MSRs based on interest rates: (1) those with note rates below 4.00%; (2) those with note rates between 4.00% and 4.99%; and (3) those with note rates above 5.00%. If the amortized book value of the MSRs exceeded its fair value, management recorded a valuation adjustment as a reduction to the mortgage servicing right asset. However, in the event that the fair value of the mortgage servicing right recovered, the valuation allowance was reversed.

A summary of changes in the balance of the mortgage servicing right asset and the related valuation allowance for the three months ended March 31, 2013 and 2012 and for the years ended December 31, 2012 and 2011 is as follows:

(in millions)	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011
	(unaudited)	(unaudited)
MSRs:
Balance at the beginning of period	$42.2	$17.7	$17.7	$7.1
Loans sold, servicing retained	21.2	4.4	39.9	11.5
Amortization	—	(0.4)	(3.7)	(0.9)
Impairment	—	(0.8)	(11.7)	—
Change in fair value:
Changes in valuation inputs and assumptions	5.9	—	—	—
Actual portfolio runoff (payoffs and principal amortization)	(1.8)	—	—	—

Balance at end of period	$67.5	$20.9	$42.2	$17.7

Because we carried our MSRs at fair value (at both initial recognition and subsequent measurement) during the three months ended March 31, 2013, we did not record any impairment charges against our MSRs. We recorded $0.8 million in impairments for the three month period ended March 31, 2012. Such impairments were $11.7 million for the year ended December 31, 2012 with no impairments for the year ended December 31, 2011. The fair value of our MSRs was $67.5 million as of March 31, 2013 and $42.2 million and $17.7 million as of December 31, 2012 and 2011.

The following summarizes furniture, fixtures, and equipment and leasehold improvements, net (including capitalized software) at March 31, 2013 and 2012 and at December 31, 2012 and 2011:

	March 31,		December 31,
(in millions)	2013	2012	2012	2011
	(unaudited)	(unaudited)
Capitalized software	$1.5	$0.6	$0.9	$0.6
Computer equipment	3.4	1.0	2.5	0.8
Furniture and office equipment	1.8	0.9	1.7	0.9
Leasehold improvements	0.3	0.3	0.3	0.3

Total	7.0	2.8	5.4	2.6
Less accumulated depreciation	(1.6)	(0.9)	(1.4)	(0.9)

Total	$5.4	$1.9	$4.0	$1.7

Furniture, fixtures, equipment and leasehold improvements, net (including capitalized software) increased $1.4 million from December 31, 2012 to March 31, 2013 as we continued to invest in computer equipment and our proprietary technology platform. Furniture, fixtures, equipment and leasehold improvements, net (including capitalized software) increased $2.3 million from December 31, 2011 to $4.0 million at December 31, 2012 as we invested in information technology systems to support volume growth in both our servicing and originations components.

Depreciation and amortization expense amounted to $0.3 million and $0.1 million for the three months ended March 31, 2013 and 2012, respectively. Depreciation and amortization expense amounted to $0.6 million and $0.2 million for the years ended December 31, 2012 and 2011, respectively.

Liabilities and Stockholders’ Equity

As of March 31, 2013 and 2012, we had no long-term borrowings outstanding. At December 31, 2012 and 2011, we had no long-term borrowings outstanding.

See “Liquidity and Capital Resources—Financings” below for a discussion of our lines of credit.

Included in our liabilities is our reserve for mortgage repurchases and indemnifications of $2.9 million at March 31, 2013 and $1.9 million at December 31, 2012. We had no reserve for repurchases and indemnifications at December 31, 2011. This liability represents our (i) estimate of losses to be incurred on the repurchase of certain loans that we previously sold and (ii) estimate of losses to be incurred for indemnification of losses incurred by purchasers or insurers with respect to loans that we sold. Certain sale contracts include provisions requiring us to repurchase a loan or indemnify the purchaser or insurer for losses if a borrower fails to make certain initial loan payments due to the acquirer or if the accompanying mortgage loan fails to meet certain customary representations and warranties. These representations and warranties are made to the loan purchasers or insurers about various characteristics of the loans, such as the manner of origination, the nature and extent of underwriting standards applied and the types of documentation being provided and typically are in place for the life of the loan. Although the representations and warranties are in place for the life of the loan, we believe that most repurchase requests occur within the first five years of the loan. In the event of a breach of the representations and warranties, we may be required to either repurchase the loan or indemnify the purchaser for losses it sustains on the loan. In addition, an investor may request that we refund a portion of the premium paid on the sale of mortgage loans if a loan is prepaid within a certain amount of time from the date of sale. We record a provision for estimated repurchases, loss indemnification and premium recapture on loans sold, which is charged to gain (loss) on mortgage loans held for sale.

The following is a summary of changes in the liability for mortgage repurchases and indemnifications for the three months ended March 31, 2013 and 2012 and the years ended December 31, 2012 and 2011:

	March 31,		December 31,
(in millions)	2013	2012	2012	2011
	(unaudited)	(unaudited)
Balance, beginning of the year	$1.9	$—	$—	$—
Provision for losses on mortgage repurchases and indemnifications	1.0	0.1	1.9	—
Loan indemnification and charge offs	—	—	—	—

Balance, end of the year	$2.9	$0.1	$1.9	$—

Because of the uncertainty in the various estimates underlying the mortgage repurchase and indemnifications liability, there is a range of losses in excess of the recorded mortgage repurchase and indemnifications liability that is reasonably possible. The estimate of the range of possible loss for representations and warranties does not represent a probable loss, and is based on current available information, significant judgment, and a number of assumptions that are subject to change. The high end of this range of reasonably possible losses in excess of the Company’s recorded liability was $1.1 million at March 31, 2013 and was determined based upon modifying the assumptions utilized in the Company’s best estimate of probable loss to reflect what the Company believes to be the high end of the reasonably possible adverse assumptions.

Liquidity and Capital Resources

Overview

Liquidity measures our ability to meet potential cash requirements, including the funding of servicing advances, the payment of operating expenses, the originations of loans and the repayment of borrowings. Our unrestricted cash balance increased from $15.1 million as of December 31, 2012 to $17.7 million as of March 31, 2013, primarily due to cash inflows in our financing activities, partially offset by cash outflows from operating and investing activities. Our cash balance increased from $0.4 million as of December 31, 2011 to $15.1 million as of December 31, 2012, primarily due to cash inflows in our financing activities, partially offset by cash outflows from operating and investing activities. We did experience negative operating cash flows in 2012 due to the cash investment in the creation of the MSR asset, the timing of originations versus loan sales, the related increase in inventory and the increase in derivative assets related to the locked loan pipeline. The negative operating cash flows will continue in the future as we grow originations to increase the loan servicing portfolio. As the servicing fees collected from borrowers increases as the portfolio size increases, the operating cash flows will increase as well.

Our primary sources of funds for liquidity include: (i) repurchase facilities and participation agreements with major financial institutions, including our warehouse lines and operating lines, (ii) servicing fees and ancillary fees, (iii) payments received from sale or securitization of loans, and (iv) payments received from mortgage loans held for sale. Our primary uses of funds for liquidity include: (i) originations of loans, (ii) funding of servicing advances, (iii) payment of interest expenses, (iv) payment of operating expenses, (v) repayment of borrowings, and (vi) payments for acquisitions of MSRs.

Our financing strategy primarily consists of using repurchase facilities and participation agreements with major financial institutions, as well as regional and community banks. We believe this provides us with a stable, low cost, diversified source of funds to finance our business. See “—Financings” below. In 2013, we intend to expand our network of regional banks and add a collateralized commercial paper facility giving us even more diversification and lower cost of funds. We acquired our financing platform from NattyMac in the third quarter of 2012 and fully integrated the platform into our mortgage banking operations in December of 2012. The financing platform features a centralized custodian and disbursement agent located in our St. Petersburg, Florida facilities.

At this time, we see no material negative trends that we believe would affect our access to long-term or short-term borrowings to maintain our current operations, or would likely cause us to cease to be in compliance with any applicable covenants in our indebtedness or that would inhibit our ability to fund operations and capital commitments for the next 12 months.

Our servicing agreements impose on us various rights and obligations that affect our liquidity. Among the most significant of these obligations is the requirement that we advance our own funds to meet contractual principal and interest payments for certain investors and to pay taxes, insurance, foreclosure costs and various other items that are required to preserve the assets being serviced. Delinquency rates and prepayment speed affect the size of servicing advance balances. These advances are typically recovered upon weekly or monthly reimbursements or from sale in the market.

We intend to continue to seek opportunities to acquire loan servicing portfolios and/or businesses that engage in loan servicing and/or loan originations. Future acquisitions could require substantial additional capital in excess of cash from operations. We would expect to finance the capital required for acquisitions through a combination of additional issuances of equity, corporate indebtedness, asset-backed acquisition financing and/or cash from operations.

In May 2013, we completed our private offering of 6,388,889 shares, raising proceeds of approximately $115.0 million, before the initial purchaser’s discount and expenses. We used $9.2 million of the proceeds to repay subordinated debt to Stonegate Investors Holdings, while the remaining funds will be used to make investments relating to our business and for general corporate purposes.

Capital Resources

We are subject to various regulatory capital requirements administered by the Department of Housing and Urban Development (“HUD”), which governs non-supervised, direct endorsement mortgagees, and GNMA, which governs issuers of GNMA securities. Additionally, we are required to maintain minimum net worth requirements for many of the states in which we sell and service loans. Each state has its own minimum net worth requirement, which range from $0 to $1 million, depending on the state.

Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary remedial actions by regulators that, if undertaken, could (i) remove our ability to sell and service loans to or on behalf of the Agencies and (ii) have a direct material effect on our financial statements. In accordance with the regulatory capital guidelines, we must meet specific quantitative measures of assets, liabilities and certain off-balance sheet items calculated under regulatory accounting practices. Further, changes in regulatory and accounting standards, as well as the impact of future events on our results, may significantly affect our net worth adequacy. As of March 31, 2013, we met all minimum net worth requirements to which we were subject.

Financings

Our financing strategy primarily consists of using repurchase facilities and participation agreements with major financial institutions, as well as regional and community banks. We believe this provides us with a stable, low cost, diversified source of funds to finance our business. In 2013, we intend to expand our network of regional banks and large financial institution repurchase agreement facilities giving us even more diversification and lower cost of funds.

We acquired our financing platform from NattyMac in the third quarter of 2012 and fully integrated the platform into our mortgage banking operations in December of 2012. The financing platform features a centralized custodian and disbursement agent located in our St. Petersburg, Florida facilities to effectively manage collateral and funding of loans, and participation arrangements with smaller regional banks to provide revenue and a stable source of funding.

At March 31, 2013 and 2012 and at December 31, 2012 and 2011, we had no long-term borrowings outstanding. Short-term borrowings were as follows as of March 31, 2013 and 2012 and as of December 31, 2012 and 2011:

	March 31,				December 31,
	2013		2012		2012		2011
	Amounts Outstanding	Weighted Average Interest Rate	Amounts Outstanding	Weighted Average Interest Rate	Amounts Outstanding	Weighted Average Interest Rate	Amounts Outstanding	Weighted Average Interest Rate
(dollars in millions)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Warehouse lines of credit	$276.9	3.29%	$83.0	4.52%	$203.0	2.98%	$57.9	4.03%
Operating lines of credit	7.6	4.12%	3.9	3.87%	5.1	4.17%	8.2	4.24%

	$284.5		$86.9		$208.1		$66.1

We maintain warehouse lines of credit with various financial institutions, primarily to fund the origination of mortgage loans which are subject to participation. As of March 31, 2013, there were four warehouse lines of credit, one with Merchants Bank of Indiana, one with Barclays Bank PLC, one with Bank of America Merrill Lynch and one with Bank of Virginia, with a total size of $660.0 million, of which $276.9 million was outstanding. As of December 31, 2012, there were three warehouse lines of credit, one with Merchants Bank of Indiana, one with Barclays Bank PLC and one with Bank of Virginia, with a total size of $365.0 million, of which $203.0 million was outstanding. As of December 31, 2011, there were two warehouse lines of credits, one with Merchants Bank of Indiana and one with Bank of Virginia, with a total size of $115.0 million, of which $57.9 million was outstanding. Each warehouse line of credit is collateralized by the underlying mortgages and related documents and instruments.

The following table summarizes the interest rate and maturity for the warehouse lines of credit outstanding as of March 31, 2013 and 2012 as of December 31, 2012 and 2011:

March 31, 2013	Interest Rate	Maturity Date
Merchants Bank of Indiana	Same as the underlying mortgage rates	June 2013
Barclays Bank PLC	Libor plus applicable margin	December 2013
Bank of Virginia	Same as the underlying mortgage rates	November 2013
Bank of America Merrill Lynch	Libor plus applicable margin	February 2014

March 31, 2012	Interest Rate	Maturity Date
Merchants Bank of Indiana	Same as the underlying mortgage rates	June 2013
Barclays Bank PLC	Libor plus applicable margin	December 2013
Bank of Virginia	Same as the underlying mortgage rates	November 2013

December 31, 2012	Interest Rate	Maturity Date
Merchants Bank of Indiana	Same as the underlying mortgage rates	June 2013
Barclays Bank PLC	Libor plus applicable margin	December 2013
Bank of Virginia	Same as the underlying mortgage rates	November 2013

December 31, 2011	Interest Rate	Maturity Date
Merchants Bank of Indiana	Same as the underlying mortgage rates	June 2013
Bank of Virginia	Same as the underlying mortgage rates	November 2013

We intend to renew the warehouse lines of credit when they mature.

An alternative to financing mortgage loans with a warehouse line of credit is selling a participation interest in the related loans to a financial institution. As of December 31, 2012, we had a total of $30 million in loan participation limit that expires in 2013. The lenders may cancel the agreements with written notice. We review loan participation agreements to determine if they constitute a sale for accounting purposes. If the loan participation agreements do not meet the sale accounting criteria, they are treated as secured borrowings.

In January 2009, we entered into an operating line of credit agreement with Merchants Bank of Indiana. The current agreement expires June 30, 2013. Interest under the agreement is at the prime rate (with a floor of 4%) per annum. The line is collateralized by the net servicing fee cash flows from and proceeds on Agency approved sales of MSRs. Amounts outstanding under the line amounted to $6.8 million, $4.4 million and $7.2 million at March 31, 2013, December 31, 2012 and December 31, 2011, respectively. In June 2013, we executed an amended and restated operating line of credit agreement with Merchants Bank of Indiana, under which the maturity date was extended to June 30, 2014. The interest rate of prime (with a floor of 4%) and maximum principal amount of $7.2 million remained consistent in the amended and restated agreement.

In April 2009, we entered into a master loan participation and servicing agreement with Merit Bank. The master loan participation and servicing agreement will terminate when all mortgage loans have been paid in full or, following default on the mortgage loans, we have completed all obligations under the agreement regarding the management and sale of mortgaged property, unless terminated earlier under certain circumstances provided for therein. The master loan participation and servicing agreement provides that we may transfer to Merit Bank beneficial ownership interests in qualifying, individual residential loans. The aggregate limit of unpaid principal balance under the Merit Bank Agreement is $15.0 million.

In May 2011, we entered into a mortgage warehouse and security agreement with Merchants Bank of Indiana. The mortgage warehouse loan and security agreement states that Merchants Bank of Indiana will establish a line of credit for us secured by our pledge of certain residential mortgage loans and the related mortgage documents to Merchants Bank. The maximum principal amount of the line of credit was $450,000 at March 31, 2013. In June 2013, we executed an amended and restated mortgage warehouse and security agreement with Merchants Bank of Indiana, whereby the maximum principal amount of the line of credit was increased from $450,000 to $2.0 million and the maturity date was extended to June 30, 2014.

In April 2009, we entered into a $1 million operating line of credit agreement with Merit Bank, which expires on June 30, 2013. Interest under the agreement is between 5.25% and 6% per annum. The line is collateralized by our stock in a closely held investment and the net servicing fee cash flows from and proceeds on Agency approved sales of MSRs. The amounts outstanding under the line amounted to $0.7 million, $0.7 million and $1.0 million at March 31, 2013, December 31, 2012 and December 31, 2011, respectively. In June 2013, we executed an amended and restated operating line of credit agreement with Merit Bank to extend the term of the agreement to June 30, 2014. The interest rates (between 5.25% and 6% per annum) and maximum principal amount of $1 million remained consistent in the amended and restated agreement.

The above agreements contain covenants which include certain financial requirements, including maintenance of minimum tangible net worth, maximum debt to tangible net worth ratio, minimum liquidity, minimum current ratio, minimum profitability, and limitations on additional debt and transactions with affiliates, as defined in the agreement. We were in compliance with all significant covenants at March 31, 2013, December 31, 2012 and 2011.

On September 30, 2012, we entered into an amended and restated master participation agreement with Merchants Bank of Indiana. Merchants Bank of Indiana’s commitment to purchase mortgage loans pursuant to the amended and restated master participation agreement will terminate on June 30, 2013, unless terminated earlier under certain circumstances provided for therein. Such amended and restated master participation agreement provides that we may, from time to time, sell to Merchants Bank of Indiana undivided beneficial ownership interests in qualifying, single-family mortgage loans. The aggregate limit of unpaid principal balance under the amended and restated master participation agreement was $400 million at March 31, 2013. In June 2013, we executed an amended and restated master participation agreement with Merchants Bank of Indiana, whereby the aggregate limit of unpaid principal balance was increased from $400 million to $450 million and the maturity date was extended to June 30, 2014.

On November 19, 2012, we entered into a master loan participation and servicing agreement with Bank of Virginia. The master loan participation and servicing agreement will terminate on November 19, 2013, unless terminated earlier under certain circumstances provided for therein. The master loan participation and servicing agreement provides that we may, from time to time, sell to Bank of Virginia beneficial ownership interests in qualifying, single-family mortgage loans. The aggregate limit of unpaid principal balance under the Bank of Virginia Agreement is $60 million.

On December 24, 2012, we entered into a master repurchase agreement with Barclays Bank PLC. The master repurchase agreement will terminate at the earliest to occur of (i) December 23, 2013, (ii) the termination of mortgage loan participation purchase and sale agreement with Barclays Bank PLC or, (iii) at the option of Barclays, the occurrence of an event of default after the expiration of any applicable grace period. The master repurchase agreement states that we may, from time to time, enter into transactions in which we sell to Barclays certain mortgage loans, on a servicing-released basis, against the transfer of funds by Barclays, with a simultaneous agreement for Barclays to transfer to us the related purchased assets on a date certain not later than one year following such transfer, against the transfer of funds by us. The interest rate is equal to LIBOR plus a margin. The aggregate transaction limit is $100 million for both the master repurchase agreement and the mortgage loan participation purchase and sale agreement with Barclays Bank PLC which is described below. Upon the occurrence of certain events of default, Barclays may declare certain amounts immediately due and payable and may exercise various other remedies. See “Risk Factors—Risks Related to Our Business and Industry—The loss of the services of our senior executives could adversely affect our business, financial condition and results of operations.”

On December 24, 2012, we entered into a mortgage loan participation purchase and sale agreement with Barclays Bank PLC. The mortgage loan participation purchase and sale agreement will terminate at the earliest to occur of (i) December 23, 2013, (ii) the termination of the master repurchase agreement with Barclays Bank PLC or, (iii) at the option of Barclays, the occurrence of a servicing termination event after the expiration of any applicable grace period. The mortgage loan participation purchase and sale agreement states that we may, from time to time, sell all of our beneficial right, title and interest in and to designated pools of single-family residential mortgage loans eligible in the aggregate to back securities, and in and to the servicing rights related thereto. The aggregate transaction limit is $100 million for both the master repurchase agreement and the mortgage loan participation purchase and sale agreement.

On February 28, 2013, we entered into a master repurchase agreement with Bank of America, N.A. under which, from time to time, we may transfer to Bank of America certain residential mortgage loans and/or other mortgage related assets and interests, against the transfer of funds by Bank of America, with a simultaneous agreement by Bank of America to sell to us those purchased assets at a specified date or on demand after the purchase date, against the transfer of funds by us. Under the master repurchase agreement, Bank of America will enter into transactions with us provided that the aggregate outstanding purchase price as of any date shall not exceed $100 million, and the aggregate outstanding purchase price for any type of transaction shall not exceed the applicable type sublimit.

On March 27, 2013, we entered into a term loan agreement with Stonegate Investors Holdings, LLC, our principal stockholder, to borrow a bridge loan in the principal amount of $10.0 million maturing on or before September 30, 2013 at a rate per annum equal to 5% compounded monthly commencing on the closing date and ending May 31, 2013, and thereafter at a rate per annum equal to 12.5% compounded monthly. Under the terms of the term loan agreement, we issued a warrant to Stonegate Investors Holdings, LLC for the right to purchase

277,777 shares of our common stock at the same price as shares are being purchased in this offering. The term loan agreement matured upon the consummation of our private equity offering in May 2013 and was repaid out of the proceeds.

On June 24, 2013, we entered into a mortgage loan participation purchase and sale agreement with Bank of America, N.A. under which, from time to time, we may sell to Bank of America beneficial ownership interests in designated pools of qualifying, residential mortgage loans and the servicing rights relating thereto. The mortgage loan participation purchase and sale agreement will terminate in February 2014, unless terminated earlier under certain circumstances provided for therein. Under the mortgage loan participation purchase and sale agreement, Bank of America may enter into transactions with us to purchase participation certificates provided that the aggregate purchase price of such participation certificates as of any date shall not exceed $100 million.

Transfers of Financial Assets

We sell residential mortgage loans to or pursuant to programs sponsored by Fannie Mae or Ginnie Mae. We have continuing involvement in mortgage loans sold through servicing arrangements and the liability for loan indemnifications and repurchases under the representations and warranties we make to the purchasers and insurers of the loans we sell. We are exposed to interest rate risk through our continuing involvement with mortgage loans sold, including the mortgage servicing right asset, as the value of the asset fluctuates as changes in interest rates impact borrower prepayment on the underlying mortgage loans.

All mortgage loans we sell are sold on a non-recourse basis; however, representations and warranties are made that are customary for loan sale transactions, including eligibility characteristics of the mortgage loans and underwriting responsibilities, in connection with the sales of these assets.

In order to facilitate the origination and sale of mortgage loans held for sale, we have entered into various agreements with warehouse lenders. These agreements are in the form of loan participations and repurchase agreements with banks and other financial institutions. Mortgage loans held for sale are considered sold when we surrender control over the financial assets and those financial assets are legally isolated from us in the event of our bankruptcy. For loan participations and repurchase agreements that meet the sale criteria, the transferred financial assets are derecognized from the balance sheet and a gain or loss is recognized upon sale. If the sale criteria are not met, the transfer is recorded as a secured borrowing in which the assets remain on the balance sheet and the proceeds from the transaction are recognized as a liability. We account for all repurchase agreements as secured borrowings.

From time to time, we may sell loans whereby the underlying risks and cash flows of the mortgage loan have been transferred to a third party through the issuance of participating interests. The terms and conditions of these interests are governed by the participation agreements. In the instances where the loan participation has qualified for sale treatment, we will act as an agent on behalf of the participating entity when negotiating the terms of the ultimate sale of the underlying mortgage loan to the government sponsored entities (FNMA and GNMA). We receive a marketing fee paid by the participating entity upon completion of the sale. In addition, we also service the underlying mortgage loans pursuant to a participation agreement for the period that the participating interests are outstanding.

Off Balance Sheet Arrangements

The only off balance sheet arrangements are our participation facilities as described above under “Liquidity and Capital Resources—Financings.”

Contractual Obligations

Our estimated contractual obligations as of December 31, 2012 are as follows:

	Payments Due by Period
(dollars in millions)	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Warehouse lines of credit(1)	$209.0	$209.0	$—	$—	$—
Operating lines of credit(1)	5.4	5.4	—	—	—
Operating lease obligations(2)	10.3	1.6	2.8	2.0	3.9
Liability for mortgage repurchases and indemnifications	1.9	—	0.3	1.0	0.6
Earn-out liability(3)	2.1	1.2	0.9	—	—

Total contractual obligations	$228.7	$217.2	$4.0	$3.0	$4.5

(1)	Includes estimated interest expense.

(2)	Represents lease obligations for office space and equipment under non-cancelable operation lease agreements.

(3)	Represents contingent consideration related to our acquisition of NattyMac’s single-family mortgage loan warehousing business during 2012. Contingent consideration is based on our obligation to pay $75.0 (whole dollars) for each mortgage loan subsequently funded through the acquired warehouse. For additional information, see Note R “Business Combination” to our audited financial statements for years ended December 31, 2012 and 2011.

In addition to the above contractual obligations, the Company also had commitments to originate mortgage loans of $1,140.0 million as of December 31, 2012. Commitments to originate mortgage loans do not necessarily reflect future cash requirements as some commitments are expected to expire without being drawn upon and, therefore, those commitments have been excluded from the table above.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is defined as the sensitivity of income, fair value measurements and capital to changes in interest rates, foreign currency exchange rates, commodity prices and other relevant market rates or prices. The primary market risks that we are exposed to are interest rate risks and the price risk associated with changes in interest rates. Interest rate risk is defined as risk to current or anticipated earnings or capital arising from movements in interest rates. Price risk is defined as the risk to current or anticipated earnings or capital arising from changes in the value of either assets or liabilities that are entered into as part of distributing or managing risk.

For the Company, interest rate risk and price risk arise from the financial instruments and positions we hold. This includes mortgage loans held for sale, mortgage servicing rights, and derivative financial instruments. Due to the nature of our operations, we are not subject to foreign currency exchange or commodity price risk.

Our interest rate risk and the price risk associated with changes in interest rates are managed by a group of executive managers which identifies and manages the sensitivity of earnings or capital to changing interest rates to achieve our overall financial objectives. The members of this group include the Chief Financial Officer, acting as the chair, the Chief Executive Officer and other members of management. The committee meets monthly and is responsible for:

•	understanding the nature and level of the Company’s interest rate risk and interest rate sensitivity;

•	assessing how that risk fits within our overall business strategies; and

•	ensuring an appropriate level of rigor and sophistication in the risk management process for the overall level of risk.

Credit Risk

We have exposure to credit loss in the event of contractual non-performance by our trading counterparties and counterparties to the over-the-counter derivative financial instruments that we use in our rate risk management activities. We manage this credit risk by selecting only counterparties that we believe to be financially strong, spreading the credit risk among many such counterparties, by placing contractual limits on the amount of unsecured credit extended to any single counterparty and by entering into netting agreements with the counterparties, as appropriate.

We have entered into agreements with derivative counterparties which include netting arrangements whereby the counterparties are entitled to settle their positions on a net basis. We have been required to provide certain derivative counterparties collateral against derivative financial instruments. As of March 31, 2013, counterparties held $6.3 million of our investment securities and cash as collateral, after which we were in a net credit loss position of $5.0 million to those counterparties. As of December 31, 2012, counterparties held $3.4 million of our investment securities and cash as collateral, after which our net credit exposure was at a net credit loss position to those counterparties of $1.7 million.

For the two-year period ended March 31, 2013, we incurred no credit losses due to nonperformance of any of our counterparties.

Interest Rate Risk

Our principal market exposure is to interest rate risk, specifically long-term Treasury, LIBOR, and mortgage interest rates due to their impact on mortgage-related assets and commitments. Additionally, our escrow earnings on our mortgage servicing rights are sensitive to changes in short-term interest rates such as LIBOR. We also are exposed to changes in short-term interest rates on certain variable rate borrowings including our mortgage warehouse lines of credit and repurchase agreements. We anticipate that such interest rates will remain our primary benchmark for market risk for the foreseeable future.

Our Mortgage business is subject to variability in results of operations in both the mortgage origination and mortgage servicing activities due to fluctuations in interest rates. In a declining interest rate environment, we would expect our mortgage production activities’ results of operations to be positively impacted by higher loan origination volumes and loan margins. On the contrary, we would expect the results of operations of our mortgage servicing activities to decline due to higher actual and projected loan prepayments related to our loan servicing portfolio. In a rising interest rate environment, we would expect a negative impact on the results of operations of our mortgage production activities and our mortgage servicing activities’ results of operations to be positively impacted. The interaction between the results of operations of our mortgage activities is a core component of our overall interest rate risk strategy.

Mortgage Loans Held for Sale and Interest Rate Lock Commitments

Interest rate lock commitments represent an agreement to extend credit to a mortgage loan applicant, or an agreement to purchase a loan from a third-party originator, whereby the interest rate on the loan is set prior to funding. Our Mortgage loans held for sale, which are held in inventory awaiting sale into the secondary market, and our Interest rate lock commitments, are subject to changes in mortgage interest rates from the date of the commitment through the sale of the loan into the secondary market. As such, we are exposed to interest rate risk and related price risk during the period from the date of the lock commitment through (i) the lock commitment cancellation or expiration date; or (ii) the date of sale into the secondary mortgage market. Loan commitments generally range between 30 and 90 days; and our holding period of the mortgage loan from funding to sale is typically within 30 days.

The Company manages the interest rate risk associated with its outstanding interest rate lock commitments and loans held for sale by entering into derivative loan instruments such as forward loan sales commitments and mandatory delivery commitments. Management expects these derivatives will experience changes in fair value opposite to changes in fair value of the derivative loan commitments and loans held for sale, thereby reducing earnings volatility. The Company takes into account various factors and strategies in determining the portion of the mortgage pipeline (derivative loan commitments) and mortgage loans held for sale it wants to economically hedge. Our expectation of how many of our interest rate lock commitments will ultimately close is a key factor in determining the notional amount of derivatives used in hedging the position.

Prepayment Risk

To the extent that the actual prepayment rate on the mortgage loans underlying our MSRs differs from what we projected when we initially recognized the MSRs and when we measured fair value as of the end of each reporting period, the carrying value of our investment in MSRs will be affected. In general, an increase in prepayment expectations will accelerate the amortization of our MSRs accounted for using the amortization method and decrease our estimates of the fair value of both the MSRs accounted for using the amortization method and those accounted for using the fair value method, thereby reducing net servicing income.

Inflation Risk

Virtually all of our assets and liabilities are interest rate sensitive in nature. As a result, interest rates and other factors will influence our performance more than inflation. Changes in interest rates do not necessarily correlate with inflation rates or changes in inflation rates. Furthermore, our financial statements are prepared in accordance with GAAP and our activities and balance sheet are measured with reference to historical cost and/or fair value without considering inflation.

Market Value Risk

Our mortgage loans held for sale are reported at their estimated fair values. The fair value of these assets fluctuates primarily due to changes in interest rates.

Mortgage Servicing Rights

We use a discounted cash flow approach to estimate the fair value of MSRs. This approach consists of projecting servicing cash flows discounted at a rate that management believes market participants would use in the determination of value. The key assumptions used in the estimation of the fair value of MSRs include prepayment speeds, discount rates, default rates, cost to service, contractual servicing fees, escrow earnings and ancillary income. Our MSRs are subject to substantial interest rate risk as the mortgage loans underlying the MSRs permit the borrowers to prepay the loans. Therefore, the value of MSRs generally tends to vary with interest rate movements and the resulting changes in prepayment speeds. Although the level of interest rates is a key driver of prepayment activity, there are other factors that influence prepayments, including home prices, underwriting standards and product characteristics. Since our mortgage origination activities’ results of operations are also impacted by interest rate changes, our mortgage origination activities’ results of operations may fully or partially offset the change in fair value of MSRs over time.

The following sensitivity analyses are limited in that they were (i) performed at a particular point in time, (ii) only contemplate certain movements in interest rates, (iii) do not incorporate changes in interest rate volatility or changes in the relationship of one interest rate index to another, (iv) are subject to the accuracy of various models and assumptions used, including prepayment forecasts and discount rates, and (v) do not incorporate other factors that would affect our overall financial performance in such scenarios, including operational adjustments made by management to account for changing circumstances. For these reasons, the following estimates should not be viewed as an earnings forecast.

The key assumptions used in determining the fair value of MSRs are as follows as of the periods presented:

	March 31,	December 31,
	2013	2012	2011
Discount rates	9.25% - 11.00%	9.25% -11.00%	8.00% -11.00%
Annual prepayment speeds (by investor type)	8.89% -28.52%	10.8% - 31.8%	5.1% - 17.1%
Cost of servicing (per loan)	$74	$73	$91

The hypothetical effect of an adverse change in these key assumptions would result in a decrease in fair values as follows:

	March 31,	December 31,
(Dollars in thousands)	2013	2012	2011
Base Value (000s)	$67,453	$42,202	$17,679
Discount Rate
Impact of Disc Rate + 1%	($3,365)	($2,071)	($935)
Impact of Disc Rate + 2%	($6,429)	($3,953)	($1,785)
Impact of Disc Rate + 3%	($9,227)	($5,671)	($2,561)
CPR
Impact of CPR * 105%	($1,666)	($1,278)	($266)
Impact of CPR * 110%	($3,274)	($2,505)	($526)
Impact of CPR * 120%	($6,332)	($4,819)	($1,029)
Servicing Cost
Impact of Cost to Service * 105%	($517)	($415)	($279)
Impact of Cost to Service * 110%	($1,035)	($830)	($558)
Impact of Cost to Service * 120%	($2,069)	($1,659)	($1,115)

GLOSSARY OF INDUSTRY TERMS

Adjustable Rate Mortgage. A mortgage loan where the interest rate on the loan adjusts periodically based on a specified index and margin agreed to at the time the loan is originated.

Adjusted Constant Prepayment Rate (“Adjusted CPR”). A calculation of the constant prepayment rate that reduces the amount of prepaid loans by the amount of loans recaptured by an entity. The rate then expresses that percentage of “net prepaid loans” as an annualized percentage of the period beginning outstanding principal balance.

Agency. Each of Fannie Mae, Freddie Mac, Ginnie Mae, Federal Housing Administration and Department of Veterans Affairs, is an “Agency.”

Aggregator. Participants in the mortgage industry that originate loans from retail customers and sell them to a depository institution or non-bank originator.

Asset-Backed Securities (“ABS”). A financial security whose income payments and value is derived from and collateralized (or “backed”) by a specified pool of underlying receivables or other financial assets.

Compensating Interest. Money paid to the owner of a mortgage loan or pool of mortgage loans on a monthly basis (typically by the servicer from its own funds) to compensate the owner of the mortgage loan for interest shortfalls caused by intra-month prepayments.

Constant Prepayment Rate (“CPR”). The rate at which a pool of mortgage loans’ remaining balance is prepaid each month. The rate is calculated on an annualized basis and expressed as a percentage of the outstanding principal balance.

Consumer Financial Protection Bureau (“CFPB”). The federal agency that holds primary responsibility for regulating consumer protection with regard to financial products and services in the United States.

Conventional Mortgage Loans. A mortgage loan that is not guaranteed or insured by the FHA, the VA or any other government agency. Although a conventional loan is not insured or guaranteed by the government, it can still follow the guidelines of GSEs.

Debt-to-Income Ratios (“DTI”). The percentage of a consumer’s monthly gross income that goes toward paying debts (including certain taxes, fees and insurance premiums). This ratio is commonly used while qualifying borrowers for mortgage loans.

Delinquent Loan. A mortgage loan that is 30 or more days past due from its scheduled due date.

Department of Housing and Urban Development (“HUD”). A cabinet-level department of the U.S. federal government that works to strengthen the housing market to bolster the economy and protect consumers; meet the need for quality affordable rental homes; utilize housing as a platform for improving quality of life; and build inclusive and sustainable communities free from discrimination.

Department of Veterans Affairs (“VA”). A cabinet-level department of the U.S. federal government, which guarantees certain home loans for qualified borrowers.

Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). An act passed into law on July 21, 2010 with a stated purpose to regulate the financial services industry, including securitizations, mortgage originations and mortgage sales.

Emerging Growth Company (“EGC”). As defined in the JOBS Act, an EGC is an issuer that had total annual gross revenues of less than $1,000,000,000 (as such amount is indexed for inflation every 5 years by the Securities and Exchange Commission to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest 1,000,000) during its most recently completed fiscal year.

Fair Isaac Corporation (“FICO”). Fair Isaac Corporation provides the standard measure of consumer credit risk in the United States (the “FICO Score”).

Fannie Mae (“FNMA”). The Federal National Mortgage Association, a federally chartered association that buys mortgage loans from lenders and resells them as securities in the secondary mortgage market.

Federal Housing Administration (“FHA”). A U.S. federal government agency within the Department of Housing and Urban Development. It provides mortgage insurance on loans made by FHA-approved lenders in compliance with FHA guidelines throughout the United States.

Federal Housing Finance Authority (“FHFA”). A U.S. federal government agency that has regulatory and supervisory oversight of the 14 housing-related GSEs.

Financial Crimes Enforcement Network (“FinCEN”). A bureau of the U.S. Department of Treasury. FinCEN’s mission is to safeguard the financial system from illicit use and combat money laundering and promote national security through the collection, analysis, and dissemination of financial intelligence and strategic use of financial authorities.

Float Income. Interest income earned by a servicer on (i) funds collected from borrowers during the period of time between receipt of the funds and the remittance of the funds to investors and (ii) funds collected from borrowers for the payment of taxes and insurance, where applicable.

Freddie Mac (“FHLMC”). The Federal Home Loan Mortgage Corporation, a federally chartered corporation that buys mortgage loans from lenders and resells them as securities in the secondary mortgage market.

Gain on Sales (“GOS”). The gain resulting from sales of mortgage loans recognized in the Company’s statement of operations. The gain represents the difference between the proceeds from the sales of mortgage loans and the carrying amount of the mortgage loans sold.

Generally Accepted Accounting Principles (“GAAP”). The standard framework of guidelines for financial accounting and reporting used in the United States.

Ginnie Mae (“GNMA”). The Government National Mortgage Association, a wholly-owned U.S. federal government corporation that is an agency of the Department of Housing and Urban Development. The main focus of Ginnie Mae is to ensure liquidity for U.S. federal government-insured mortgages including those insured by the FHA. Ginnie Mae guarantees to investors who purchase mortgage-backed securities the timely payment of principal and interest. Ginnie Mae securities are the only mortgage-backed securities to carry the full faith and credit guarantee of the U.S. federal government.

Government-Sponsored Enterprise (“GSE”). Financing corporations established by the United States Congress, including Fannie Mae, Freddie Mac and the Federal Home Loan Banks.

High-Touch Servicing. A servicing model that is designed to increase borrower repayment performance with a view towards home ownership preservation, and to decrease borrower delinquencies and defaults on mortgage portfolios. This model emphasizes a focus on loss mitigation and frequent interactions with borrowers—via telephone, mail, electronic communications and other personal contact methods.

Home Affordable Modification Program (“HAMP”). A U.S. federal government program designed to help eligible homeowners avoid foreclosure through mortgage loan modifications. Participating servicers may be entitled to receive financial incentives in connection with loan modifications they enter into with eligible borrowers and subsequent “pay for success” fees to the extent that a borrower remains current in any agreed upon loan modification.

Home Affordable Refinance Program (“HARP”). A U.S. federal government program designed to help eligible homeowners refinance their existing mortgage loans.

Independent Loan Servicer. A loan servicer that is not affiliated with a depository institution.

Interest Rate Lock Commitments (“IRLC”). Agreements under which a lender agrees to extend credit to a borrower under certain specified terms and conditions in which the interest rate and the maximum amount of the mortgage loan are set prior to funding the mortgage loan.

Jumbo Loans. A mortgage loan with a loan amount exceeding the conforming loan limits set by the Office of Federal Housing Enterprise Oversight (“OFHEO”), and therefore, not eligible to be purchased, guaranteed or securitized by Fannie Mae or Freddie Mac. OFHEO sets the conforming loan limit size on an annual basis. Under current limits, a jumbo loan represents a mortgage loan of more than $417,000, or, in certain geographies where homes are considered high cost, a mortgage loan of more than $625,500.

Jumpstart Our Business Startups Act (“JOBS Act”). An act signed into law on April 5, 2012 with the stated purpose to increase American job creation and economic growth by improving access to the public capital markets for emerging growth companies.

Loan Modification. Temporary or permanent modifications, including re-modifications, to the terms and conditions of a borrower’s original mortgage loan. Loan modifications are usually made to loans that are in default, or in imminent danger of defaulting.

Loan-to-Value Ratio (“LTV”). The unpaid principal balance of a mortgage loan as a percentage of the total appraised value of the property that secures the loan. LTV is one of the key risk factors that originators assess when qualifying borrowers for a mortgage loan. A loan with a low LTV is seen as less of a credit risk than a loan with a high LTV. An LTV over 100% indicates that the unpaid principal balance of the mortgage loan exceeds the value of the property.

London Interbank Offered Rate (“LIBOR”). An interest rate at which banks can borrow funds from other banks in the London interbank market. LIBOR is fixed on a daily basis by the British Bankers’ Association. LIBOR is derived from an average of the world’s most creditworthy banks’ interbank deposit rates for larger loans with maturities between overnight and one year. LIBOR is generally the most widely used benchmark for short-term interest rates.

Loss Mitigation. The range of servicing activities designed by a servicer to minimize the losses suffered by the owner of a mortgage loan in connection with a borrower default. Loss mitigation techniques include short-sales, deed-in-lieu of foreclosures and loan modifications, among other options.

Mortgage-Backed Securities (“MBS”). A type of asset-backed security that is secured by a mortgage loan or a group of mortgage loans.

Mortgage Servicing Right (“MSR”). The right to service a loan or pool of loans and to receive a servicing fee. Mortgage servicing rights may be bought and sold, resulting in the transfer of loan servicing obligations.

NattyMac, LLC (“NattyMac”). An Indiana limited liability company that is our wholly-owned subsidiary.

Non-Agency. We refer to “non-Agency” mortgage loans as mortgage loans that are not guaranteed by Fannie Mae, Freddie Mac, Ginnie Mae, Federal Housing Administration or Department of Veterans Affairs.

National Association of Securities Dealers Automated Quotations (“NASDAQ”). The second largest stock exchange in the United States.

New York Stock Exchange (“NYSE”). The largest stock exchange in the United States.

Online Loan Information Exchange (“OLIE”). Our proprietary information technology platform used to perform mortgage loan due diligence, underwriting and data capturing.

Originated Mortgage Servicing Right (“OMSR”). A mortgage servicing right resulting from a mortgage loan that we originated.

Origination. The process through which a lender provides a mortgage loan to a borrower.

Prepayment Speed. The rate at which mortgage prepayments occur or are projected to occur. The statistic is calculated on an annualized basis and expressed as a percentage of the outstanding principal balance.

Primary Servicer. The servicer that owns the right to service a mortgage loan or pool of mortgage loans. This differs from a subservicer, which has a contractual right with the primary servicer to service a mortgage loan or pool of mortgage loans in exchange for a subservicing fee.

Purchased MSR (“PMSR”). A mortgage servicing right that we purchase directly from a third party in a transaction where we do not buy the underlying loan and only buy the servicing right.

Qualified Residential Mortgage (“QRM”). A mortgage loan with a statistically lower risk of default, based on certain underwriting criteria. The Consumer Financial Protection Bureau, along with other governmental agencies, is currently developing the criteria for mortgage loans to be classified as QRM loans. QRM underwriting criteria are intended to reduce the likelihood of default and delinquency.

Recapture. The act of refinancing a mortgage loan with an existing customer.

Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”). An act enacted by Congress on July 30, 2002 with a stated purpose of protecting investors by improving the accuracy and reliability of corporate disclosures made pursuant to the securities laws, and for other purposes.

Servicing. The performance of contractually specified administrative functions with respect to a mortgage loan or pool of mortgage loans. Duties of a servicer typically include, among other things, collecting monthly payments, maintaining escrow accounts, providing periodic reports and managing insurance. A servicer is generally compensated with a specific fee outlined in the contract established prior to the commencement of the servicing activities.

Servicing Advance. In the course of servicing loans, servicers are required to make servicing advances that are reimbursable from collections on the related mortgage loan. There are typically three types of servicing advances: P&I Advances, T&I Advances and Corporate Advances. Servicing advances are reimbursed to the servicer if and when the borrower makes a payment on the underlying mortgage loan or upon liquidation of the underlying mortgage loan. The types of servicing advances that a servicer must make are set forth in its servicing agreement with the owner of the mortgage loan or pool of mortgage loans.

Subservicing. Subservicing is the process of outsourcing the duties of the primary servicer to a third party servicer. The third party servicer performs the servicing responsibilities for a fee and is typically not responsible for making servicing advances.

Take-out Commitment. A commitment by the originator of a loan to either (a) sell one or more identified mortgage loans to a Take-out Investor or (b) (i) swap one or more identified mortgage loans with a Take-out Investor that is an Agency for an Agency security, and (ii) sell the related Agency security to a Take-out Investor, and in each case, the corresponding Take-out Investor’s commitment back to the originator to effectuate any of the foregoing, as applicable.

Take-out Investor. Either (i) an Agency or (ii) other qualifying institution which has made a Take-out Commitment.

Third Party Originators (“TPO”). A person or company involved in the process of marketing mortgage loans and gathering information from borrowers for a mortgage loan application. This information is then sold to the mortgage lender prior to closing.

United States Department of Agriculture (“USDA”). The U.S. federal executive department responsible for developing and executing federal government policy on farming, agriculture, forestry, and food.

Unpaid Principal Balance (“UPB”). The amount of principal outstanding on a mortgage loan or a pool of mortgage loans. Unpaid principal balance is used as a means of estimating future revenue stream for a servicer.

Wallet-Share. The percentage of our third party originator’s overall origination volume they sell to us.

Warehouse Facility. A type of facility used to finance mortgage loan originations consisting either of a Warehouse Repurchase Facility or a Warehouse Line of Credit Facility.

Warehouse Line of Credit Facility. Pursuant to a warehouse line of credit facility, a warehouse lender makes available to a loan originator a line of credit from which the loan originator may borrow to fund the mortgage loans it originates. The warehouse lender retains a security interest in the originated loans and the related loan files and servicing rights until the proceeds from the sale of the mortgage loans to the Takeout Investor are received.

Warehouse Repurchase Facility. Pursuant to a warehouse repurchase facility, a loan originator typically agrees to transfer to a counterparty certain mortgage loans against the transfer of funds by the counterparty, with a simultaneous agreement by the counterparty to transfer the loans back to the originator at a date certain, or on demand, against the transfer of funds from the originator.

INDUSTRY

We conduct our business in the residential mortgage industry in the United States. We participate directly in three distinct, but related, businesses in the residential mortgage industry: mortgage origination, mortgage servicing and mortgage financing.

Mortgage Origination Industry Overview

According to the Mortgage Bankers Association, the total size of residential mortgage originations in 2012 was approximately $1.8 trillion, representing a 17% increase in originations over the previous year. Growth in 2012 was attributed to historic low borrowing rates, a recovering housing market, the government’s ongoing quantitative easing program and refinance programs such as HARP.

The residential mortgage market continues to be driven by Agency mortgages, i.e., mortgages that are guaranteed by Fannie Mae or Freddie Mac, or insured by government agencies such as FHA and the VA, which comprised 87% of all originations or $1.65 trillion in 2012. The remaining 13% or $252 billion of 2012 origination volume was represented by non-Agency mortgages. The proportion of non-Agency mortgages is expected to increase, as regulators for the GSEs execute on a plan to reduce the role of GSEs in the market and shift credit risks to private enterprises.

Originations in the mortgage sector include both purchase and refinance transactions. Approximately 29% of 2012 mortgage origination was purchase-driven mortgage, with 71% being refinance related. Purchase-driven mortgages are expected to increase substantially, as the economy continues to stabilize and the housing market continues to recover.

The U.S. residential mortgage market consists of a primary mortgage market that links borrowers and lenders and a secondary mortgage market that links lenders and investors. In the primary mortgage market, residential mortgage lenders such as mortgage banking companies, commercial banks, savings institutions, credit unions and other financial institutions originate or provide mortgages to borrowers. The secondary mortgage market consists of institutions engaged in buying and selling mortgages in the form of whole loans, which represent mortgages that have not been securitized, and mortgage-related securities. The GSEs and a government agency, Ginnie Mae, participate in the secondary mortgage market by purchasing mortgage loans and mortgage-related securities for investment (in the case of the GSEs) and by issuing (directly or through approved issuers) guaranteed mortgage-related securities. The residential MBS issuances today are comprised almost entirely of MBS backed by Agency loans with securities backed by non-Agency loans representing a small percentage of the overall issuances. Prior to the recent financial crisis, non-Agency MBS represented over 56% of the MBS market in 2006. It is expected that over time with GSE reform and improved pricing, non-Agency MBS issuance will gradually increase.

The mortgage industry experienced significant consolidation in the years leading up to and during the financial crisis with large banks holding the majority of origination and servicing market share. Recently, however, the top five originators (all commercial banks) have come under significant pressure to reduce their exposure to the residential mortgage business as a result of regulatory scrutiny, punitive capital treatment of MSRs and headline risks associated with the industry. According to Inside Mortgage Finance, the share on non-bank mortgage originations increased and we expect this trend to accelerate in the future.

Loan Origination Process

Residential mortgage loans are generally originated through either a direct retail lending channel or a wholesale lending channel where loans are sourced from correspondents and mortgage brokers.

A direct retail lending channel consists of distributed retail branches and/ or a centralized retail platform. A distributed retail branch network consists of independent branches staffed with loan officers where loans are originated through relationships with local real estate agents, builders, telemarketing and other local contacts. A centralized retail platform is a telephone and/ or internet based platform with multiple loan officers in one location. In a direct lending retail network, the lender controls all loan originations processes, including sourcing the borrower, taking the application and setting the interest rate, ordering the appraisal and underwriting, processing, closing and funding the loan. In an integrated mortgage banking business, retail originations can help maximize the return from a lender’s servicing portfolio. When the lender refinances a loan in its servicing portfolio, it replaces the old MSR with a new one and extends the life of the servicing cash flows associated with that loan.

Loans sourced by mortgage brokers are funded by the lender and generally closed in the lender’s name. When originating loans through mortgage brokers, the mortgage broker’s role is to identify the applicant, assist in completing the loan application, gather necessary information and documents and serve as the liaison to the borrower through the lending process. The lender reviews and underwrites the application submitted by the mortgage broker, approves or denies the application, sets the interest rate and other terms of the loan and, upon acceptance by the borrower and satisfaction of all conditions required by the lender, funds the loan. Because mortgage brokers conduct their own marketing, employ their own personnel to complete the loan applications and maintain contact with the borrowers, mortgage brokers represent an efficient loan originations channel.

Correspondent mortgage aggregators acquire loans from retail or wholesale mortgage originators and in turn sell them on the secondary market. Correspondent loans can be sold individually or in pools to the correspondent aggregators. The loans are underwritten and funded by the mortgage originator, but the loan programs are usually based on terms approved by the correspondent aggregator. Mortgage originators may offer an array of products for multiple correspondent aggregators, and act as an extension for those aggregators.

The length of time from the origination or purchase of a mortgage loan to its sale or securitization generally ranges from 10 to 60 days, depending on a variety of factors including loan volume, product type, interest rates and capital markets conditions. An important source of capital for the residential mortgage industry is warehouse lending. These facilities provide funding to mortgage loan originators until the loans are sold to investors in the secondary mortgage loan market.

Types of Mortgage Loans

Mortgage loans generally fall into one of the following five categories: prime conforming mortgage loans, prime non-conforming mortgage loans, government mortgage loans, non-prime mortgage loans and prime second-lien mortgage loans.

•

Prime Conforming Mortgage Loans: Prime credit quality first-lien mortgage loans (i.e. mortgage loans that, in the event of default, have priority over all other liens or claims) secured by single- family residences that meet or “conform” to the underwriting standards established by Fannie Mae or Freddie Mac for inclusion in their guaranteed mortgage securities programs.

•

Prime Non-Conforming Mortgage Loans: Prime credit quality first-lien mortgage loans secured by single-family residences that either (i) do not conform to the underwriting standards established by Fannie Mae or Freddie Mac, because they have original principal amounts exceeding Fannie Mae and Freddie Mac limits, which are commonly referred to as jumbo mortgage loans, or (ii) have alternative documentation requirements and property or credit-related features (e.g., higher LTV or debt-to-income ratios (“DTI”)) but are otherwise considered prime credit quality due to other compensating factors.

•	Government Mortgage Loans: First-lien mortgage loans secured by single-family residences that are insured by the FHA or guaranteed by the VA and securitized into Ginnie Mae securities.

•

Non-prime Mortgage Loans: First-lien and certain junior lien mortgage loans secured by single-family residences, made to individuals with credit profiles that do not qualify for a prime loan, have credit-related features that fall outside the parameters of traditional prime mortgage loans or have performance characteristics that otherwise expose us to comparatively higher risk of loss.

•

Prime Second-Lien Mortgage Loans: Open- and closed-end mortgage loans (i.e. mortgage loans that do, in the case of an open-end loan, or do not, in the case of a closed-end loan, allow the borrower to increase the amount of the mortgage at a later time) secured by a second or more junior lien on single family residences, which include home equity mortgage loans.

Industry Dynamics

Fragmented Origination Market

The mortgage origination market is highly fragmented. According to Inside Mortgage Finance, during the three months ended March 31, 2013, over 1,900 companies originated loans conforming with the requirements of the GSEs. Further, of the total $371 billion of originations, 69% of all originations were generated by the top 25 mortgage companies with the remaining approximately 1,900 mortgage originators representing 31% of the mortgage origination market with 80% of the originators reporting volume of less than $50 million during the three months ended March 31, 2013. The fragmented nature of the industry is also demonstrated by the fact that according to the National Mortgage Licensing Service and Registry, approximately 88% or approximately 14,000 of the over 15,000 mortgage companies licensed to operate in the U.S. operate out of a single location. We expect that the market will consolidate over the next few years with smaller sub-scale players being acquired by larger players.

Regulatory and Legislative Factors

We believe that many banks are currently under tremendous pressure to exit, or reduce their exposure to, the mortgage banking business as a result of increased regulatory scrutiny and capital requirements, headline risk associated with sizeable legal settlements and potentially significant earnings volatility. As a result of the severe dislocation in the U.S. housing market and the related fallout, regulatory and legislative attention on the mortgage industry has increased. Numerous legislative and regulatory actions have been proposed, including the following

Increased Capital Requirements

•   If adopted, Basel III standards would impose material capital charges for banks holding mortgage servicing assets

•   Imply substantially higher risk weightings for lower quality mortgage assets

•   Increased MSR risk weightings of 250%, with limitations on capital qualification

Dodd- Frank

•   Requires any “securitizer” to retain a minimum 5% unhedged piece of the credit risk unless loans meet the “Qualified Residential Mortgage” definition

•   Requires certain blackout periods to customer access when outsourcing fulfillment functions and creates the CFPB

•   The Qualified Mortgage rule safe harbor limits mortgage loans to 43% DTI, loans’ annual percentage rates, or APRs, below the “higher- priced” threshold of 150 basis points over the Average Prime Offer Rate, or APOR, 3% fees costs cap, and eligibility for purchase by the GSEs or Agencies

SAFE Act	• Mandates a nationwide licensing and registration system for residential mortgage loan originators

Joint Federal- State Mortgage Servicing Settlement

•   $25 billion settlement between large banks and 49 state Attorneys General and HUD

•   Relates to servicing and foreclosure practices including monetary penalties and requires changes in servicing practices

New CFPB Servicer Rules

•   Requires servicers to provide monthly mortgage statements with a detailed breakdown of payments, interest rate adjustment notices, prompt crediting of payments and payoff statements

•   Force placed insurance requirements, error resolution and information requests from borrowers,

•   Policy and procedure requirements, early notices about foreclosure prevention options

•   Continuity of contact for troubled borrowers

•   Loss mitigation procedures

Consent Orders

•   Requires servicers to implement a single point of contact, or SPOC, for delinquent borrowers

•   Stronger vendor management controls

•   Procedures governing the parallel use of loss mitigation and foreclosure practices, as well as staffing levels and training

Regulatory Scrutiny & Headline Risk

•   Mortgage settlements with residential MBS holders

•   “Robo- signing” headlines

•   Robust loan put-back from GSEs

•   Servicing requirements regarding delinquent mortgages

•   Modification of servicing compensation related to Fannie Mae and Freddie Mac loans

•   New regulations from the recently formed CFPB

•   Additional litigation brought by Attorneys General of nonparticipating states

•   Forced place insurance risk

We believe that as a result of the regulatory and legislative factors described above, banks are under tremendous pressure to reduce their participation in the mortgage sector, and as a result, non-bank entities, such as ourselves, will continue to gain market share.

Reform of GSEs

Due to increased market concerns about the ability of Fannie Mae and Freddie Mac to withstand future credit losses associated with securities held in their investment portfolios, in July 2008, Congress enacted the Housing and Economic Recovery Act of 2008. In September 2008, the FHFA placed Fannie Mae and Freddie Mac into conservatorship and, together with the U.S. Treasury, established a program designed to boost investor confidence in their respective debt and MBS. As the conservator of Fannie Mae and Freddie Mac, the FHFA controls and directs the operations of Fannie Mae and Freddie Mac and may (i) take over the assets and operations of Fannie Mae and Freddie Mac with all the powers of the shareholders, the directors and the officers of Fannie Mae and Freddie Mac and conduct all business of Fannie Mae and Freddie Mac; (ii) collect all obligations and money due to Fannie Mae and Freddie Mac; (iii) perform all functions of Fannie Mae and Freddie Mac that are consistent with the conservator’s appointment; (iv) preserve and conserve the assets and property of Fannie Mae and Freddie Mac; and (v) contract for assistance in fulfilling any function, activity, action or duty of the conservator.

In February 2012, the FHFA came up with a strategic plan to affirmatively withdraw the role of the GSEs in the secondary market. The plan also includes a “build out” of infrastructure for the secondary market, and allows private enterprises to actively assume more credit risks. We expect that, if carried out, this plan will be favorable for our competitive position as many of our mortgage originators would benefit from a growth in the role of non-Agency players.

Non-Agency Securitization

According to Inside Mortgage Finance, the non-Agency market generated 64% of all originations, or $1.9 billion in 2006. Post-financial crisis, that number has reduced substantially, generating only 13% or $252 billion in 2012. Over the last few years, this market has been hindered by the lack of an efficient capital market in which to sell such loans. We believe this market is poised to rebound over the next few years. The FHFA (regulator of the GSEs) has stated in its Strategic Plan that it intends to reduce the dominant role of the GSEs in the securitization market place and allow private enterprises to assume more credit risk. As the market normalizes and non-Agency private securitization returns, we will be one of the few non-bank originators with this capability, giving us the ability to be an aggregator for others and establishing ourselves as a market leader.

Mortgage Servicing Industry Overview

According to the Federal Reserve, there were approximately $10.0 trillion in residential mortgage loans outstanding in the United States as of December 31, 2012. Each mortgage loan must be serviced by a loan servicer. Owners of MSRs generally earn a contractual per-loan fee of 25 to 50 basis points per annum on the UPB of loans serviced, as well as incentive fees and associated ancillary fees, such as late fees. A loan servicer can create value for both itself and the mortgage owner by increasing the number of borrowers that remain current in their repayment obligations. Loan owners may include a lender, third-party investor or, in the case of a securitized pool of mortgages, a residential MBS trust.

Loan servicing predominantly involves loan administration, collection and default activities, including the collection and remittance of loan payments, response to customer inquiries, accounting for principal and interest, holding custodial (impound) funds for the payment of property taxes and insurance premiums, counseling delinquent mortgagors and supervising foreclosures and property dispositions.

Generally speaking, in a weak economic and credit environment with elevated delinquencies and defaults, servicing is operationally more challenging and more capital-intensive as servicers need to add and train staff to manage the increase in delinquent borrowers. In addition, servicers are generally required to make advances on delinquent mortgage loans for principal and interest payments, taxes, insurance, legal fees and property maintenance fees, all of which are typically recovered upon foreclosure or liquidation.

The majority of loan servicing in the United States is performed by banks such as Bank of America, Wells Fargo, JPMorgan Chase and Citigroup, which together serviced 48% of all outstanding mortgage loans on 1-4 family residences as of December 31, 2012. These traditional bank servicers primarily service conventional, performing (non-delinquent) mortgages and are most effective at routine account management of portfolios with low delinquencies that require limited interaction with the borrowers. These traditional servicers however, are experiencing higher operating costs, and their performance metrics are declining in the current environment of elevated delinquencies, foreclosures, liquidation proceedings and real estate owned activity.

Servicing Advances

In the course of servicing delinquent loans, servicers are required to make advances that are reimbursable from collections on the related mortgage loan, or in the event of a non-recoverable advance, from collections on other mortgage loans in the related mortgage pool. In the case of subservicing, the advances are typically required on an intra-month basis and the subservicer is entitled to reimbursement from the owner of the MSRs. There are generally three types of advances, as defined below: P&I Advances, T&I Advances and Corporate Advances.

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P&I Advances: Advances to cover scheduled payments of principal and interest that have not been timely paid by borrowers. P&I Advances serve to smooth the cash flows paid to holders of securities issued by the residential MBS trust.

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T&I Advances: Advances to pay specified expenses associated with the preservation of a mortgaged property or the liquidation of defaulted mortgage loans, including, but not limited to, property taxes, insurance premiums or other property related expenses that have not been timely paid by borrowers.

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Corporate Advances: Advances to pay costs and expenses incurred in loan foreclosure and REO preservation and sale, including attorneys’ and other professional fees and expenses incurred in connection with foreclosure and liquidation or other legal proceedings arising in the course of servicing mortgage loans.

A servicer may decide to stop making P&I Advances prior to a liquidation of the mortgage loan if the servicer deems future P&I Advances to be non-recoverable. In this circumstance, T&I Advances and Corporate Advances will likely continue in order to preserve the existing value of the mortgage loan and complete the foreclosure and REO sale process.

Servicers of GSE securities are reimbursed by the GSE for their advances upon completion of the foreclosure sale at which point the mortgage loan is repurchased out of the MBS trust by the GSE. Servicers of GSE securities are not responsible for managing REO properties. Conversely, servicers of non-Agency MBS are obligated under the servicing agreement to make advances through liquidation of the related REO properties.

Advances are non-interest bearing assets. Non-bank servicers typically utilize securitizations or match funded liabilities to finance their advances. The securitizations are generally non-recourse to the servicer, and the advances are financed at a discount to par value accounting for the non-interest bearing nature of the asset.

OUR BUSINESS

Our Company

We are a leading, non-bank, integrated mortgage company focused on efficiently and effectively originating, acquiring, selling, financing and servicing U.S. residential mortgage loans. We are also one of the fastest growing non-bank mortgage originators, having grown origination volume by 370% since 2012. Our loan originations are primarily sourced through our network of retail branches and through our relationships with over 700 TPOs. For the three months ended March 31, 2013, we originated $1.9 billion in loans and, as of March 31, 2013, we serviced a portfolio with an unpaid principal balance of $5.8 billion.

We attribute our growth to our vertically integrated and scalable mortgage banking platform, which we believe enables us to efficiently and effectively originate, acquire, sell, finance and service residential mortgage loans, and to our on-going geographic and product expansion. Since January 1, 2012, we have expanded our business into 12 additional states, added 688 correspondent and wholesale customers, opened or acquired 14 retail branch offices and as a result increased our origination volume substantially. We also recently launched additional mortgage products, including our mortgage financing business, through a wholly-owned operating subsidiary, NattyMac, which will complement our growth. We focus on originating mortgage loans associated with the purchase of residential real estate, representing 43% of our originations for the twelve months ended March 31, 2013, as opposed to the refinancing of existing mortgage loans. We believe our focus on purchase mortgage loans will continue to drive our growth in a stabilizing real estate market, making our business sustainable. Our servicing business, which complements our origination and financing activities, has also expanded along with our serviced portfolio, increasing by 257% over the twelve months ended March 31, 2013. Our three businesses – mortgage origination, servicing and financing – complement each other and create a natural hedge against interest rate volatility and business cyclicality.

We were founded in 2005 by members of our executive team who held various senior level executive positions at large mortgage companies and financial institutions. The loans we originate, finance and service conform to the requirements of GSEs, such as Fannie Mae and Freddie Mac, as well as government agencies, such as Ginnie Mae, the FHA, the VA, and private investors. We utilize proprietary technology to automate many of our core processes, which allows us to perform a high level of risk-based due diligence on each loan. We have also automated various aspects of quality control and regulatory compliance risk processes, which allows us to ensure adherence to credit, compliance and collateral standards of the GSEs and other investors. We believe that our expertise and the strength of our mortgage platform is best demonstrated by our exceptional track record as a mortgage originator and servicer, coupled with our ability to scale operations without compromising the quality of originated and serviced loans. As a result of our strong operating, technology and underwriting procedures that we apply consistently to each loan, we have not incurred any material losses related to repurchase or indemnification demands from the GSEs or other investors in our loans. We believe our lack of legacy issues and our focus on purchase versus refinance mortgages has positioned us as one of the leading non-bank integrated mortgage origination and servicing providers capable of taking advantage of growth opportunities in the mortgage sector.

Market Overview

The U.S. residential mortgage industry is the largest segment of the consumer finance industry with over $10.0 trillion of outstanding debt at December 31, 2012 and originations of $1.8 trillion, including $1.2 trillion of refinancing volume, for the year ending December 31, 2012. Of the 2012 total volume, over 87% of originations conformed to the requirements of the GSEs or government agencies, compared to approximately 38% and 36% in 2005 and 2006, respectively. We expect that with the proposed GSE reform, lower qualifying loan limits and higher GSE guarantee fees, origination volumes conforming to the requirements of Agency mortgage loans will gradually decline while non-Agency mortgage loans will increase and comprise a larger portion of the mortgage loan market. The non-Agency mortgage loan market has also been stressed due to the limited ability of mortgage originators to securitize mortgage loans or sell loans to investors. According to Inside Mortgage Finance, non-Agency MBS issuance, which accounted for 56% of all MBS in 2006, declined to less than 1% in 2012, though volumes are expected to increase with higher quality originations and increasing confidence in a housing recovery.

Participants in the mortgage industry consist of large depository institutions and non-bank originators that sell directly to the GSEs as well as other originators, referred to as TPOs, that originate loans from retail customers and sell them to a depository institution or non-bank originator (referred to as an “Aggregator”), such as ourselves. Loans are sourced through a variety of channels including retail branches, the internet and call centers, as well as acquired from TPOs such as banks, mortgage bankers and brokers. The mortgage industry is extremely fragmented and is principally comprised of a large number of regional participants. Of the over 15,000 mortgage companies that are currently licensed to originate mortgage loans in the U.S., 83% have a presence in only one state and 72% have five or fewer mortgage loan officers. These mortgage originators either sell directly to the GSEs or to Aggregators, though there is significant concentration amongst the loans sold to the GSEs. Of the $371 billion of loans sold to the GSEs during the three months ended March 31, 2013, as reported to Inside Mortgage Finance, the top 25 sellers accounted for 69% with the remaining approximately 1,900 sellers accounting for the remaining 31% or $114 billion in origination volume.

The financial crisis led many of the largest depository institutions to reduce their participation in the mortgage market, including discontinuing the acquisition of mortgages from TPOs, and the industry remains in a period of significant transformation. Additionally, GSEs and other regulators have imposed substantial compliance requirements, increased capital requirements and proposed enhanced fees based on volume for smaller originators, thus potentially limiting participants in the sector and driving consolidation across the sector. We expect that these changes will drive more and more originators to become TPOs and sell originations to Aggregators such as ourselves, rather than the current practice of selling directly to the GSEs. During the three months ended March 31, 2013, over 1,500 sellers sold $50 million or less in loans to the GSEs, representing $17 billion or 4.6% of total volume. Further, we also believe that evolving market conditions, including the higher requirements to be able to sell directly to the GSEs, will also drive consolidation amongst industry participants with smaller originators lacking scale being acquired by larger participants in the sector. We believe that the fragmented mortgage industry, increasing regulation and stricter policies provide an attractive opportunity to an Aggregator such as ourselves.

As a result of regulatory and market driven changes instituted in the mortgage market, including higher capital requirements for commercial banks on MSRs and increased quality control and compliance standards for mortgage underwriting, we believe that mortgage origination activity is gradually shifting from banks to non-banks. We believe that this trend is expected to continue at an accelerated rate in the future. Additionally, because the residential mortgage industry is characterized by high barriers to entry, including the necessity for approvals required to sell loans to, and service loans for, the GSEs or government organizations, state licensing requirements, and operating and technology platform requirements, we believe that we are well positioned to lead the rapidly evolving mortgage loan origination and servicing sector.

Our Business

We are an integrated mortgage company that derives revenue from three principal sources: mortgage origination, mortgage financing and mortgage servicing. Our mortgage origination business generates income primarily through origination fees and gains upon the sale of mortgage loans sourced through our correspondent, wholesale and retail channels. We also provide financing to our correspondent customers and others while they are accumulating loans prior to selling them to Aggregators, including ourselves, through our mortgage financing business and we earn interest and fee income for these services. We also have the ability to retain the MSRs on the loans we sell and to create a recurring servicing income stream in our mortgage servicing business. We believe our three business lines are complementary and provide us with the ability to effectively and efficiently source, finance, sell and service mortgage loans.

Mortgage Originations

Our mortgage origination business primarily originates and sells residential mortgage loans, which conform to the underwriting guidelines of the GSEs and government agencies. We also originate and sell jumbo loans, i.e., loans that conform to the underwriting guidelines of the GSEs, except that they exceed the maximum loan size allowed for single unit properties. We expect that as the non-Agency market continues to recover and GSE reform is approved and implemented, a larger proportion of the industry volume will be comprised of non-Agency mortgage loans. We believe we are well positioned to benefit from this shift in the market given our business model and management expertise in originating and securitizing non-Agency mortgage loans.

We are currently licensed in 33 states and Washington, D.C. and intend to become licensed in all 48 contiguous states by year end 2013. The 15 states in which we are not licensed, including 5 states where we have a pending license application, represented approximately 46% of the overall residential mortgage origination market in 2012. As we become licensed in these additional states, we believe our geographic expansion will increase our origination volume substantially. Additionally, since inception, we have focused on originating mortgage loans associated with purchase transactions as opposed to refinancings to a greater degree than many industry participants. During 2012, approximately 45% of our loan originations were purchase loans and approximately 55% were refinance transactions, compared to 29% and 71%, respectively, for the industry as a whole. We believe purchase transactions are more sustainable than refinance transactions, and typically have slower prepayment speeds in early years, making the MSRs more valuable and less volatile. Additionally, we believe that the mortgage market will increasingly shift to purchase mortgages as the housing market continues to recover, first time home buyers re-enter the housing market and interest rates increase. Further, as the non-Agency market continues to recover, we believe that our platform and management expertise in originating and securitizing these mortgages will position us well to benefit from this transformation.

We originate residential mortgage loans through three channels: correspondent, wholesale and retail. Although the majority of our originations are currently through our correspondent channel, our presence in the wholesale and retail channels makes our platform both diversified and scalable. While the channels are diverse, we constantly focus on quality control and maintaining high underwriting standards. We perform diligence on and underwrite loans through our proprietary technology platform, OLIE, an integrated, automated risk-based due diligence engine that automates the review process by applying business rules specific to the loan and the seller. We analyze credit, collateral and compliance risk on every loan on a pre-funding or a pre-purchase basis in order to ensure that each loan meets our investors’ standards and any applicable regulatory rules. We also capture loan data and documents associated with the loan from application through sale/securitization and servicing, giving us the ability to run additional business rules that provide indication of loan performance. We believe that the ability to offer greater transparency and data to institutional investors that purchase our loans or securities backed by our loans will provide us with a substantial advantage over our competitors in our sales executions as the mortgage market continues to evolve and we begin to securitize our own non-Agency mortgage loans.

Our three mortgage loan originations channels are discussed in more detail below.

Correspondent Channel

We acquire newly originated loans conforming to the underwriting standards of the GSEs or government agencies as well as non-Agency mortgage loans conforming to the standards of our investors from our network of correspondents across 33 states plus Washington, D.C. We identify our correspondent customers through a team of relationship managers who are responsible for signing-up customers and ensuring that we receive an adequate share of their origination volume. In addition to competitive pricing, we offer our correspondents access to a state-of-the-art technology platform, funding through our financing platform (NattyMac), including access to innovative financing programs such as early purchase facilities, as well as a timely and transparent process of acquiring their loans. In return, our correspondents provide us with high quality products that meet our underwriting standards. We track the performance of our correspondents on a score-card and terminate relationships where quality and other requirements are not met. We believe that our programs offer correspondents an attractive value proposition, including greater access to capital and liquidity, as they seek to maintain and grow their businesses. As a testament to our relationship management and product offering, our correspondent origination volume has increased from $191.9 million in the quarter ended March 31, 2012 to $1.4 billion in the quarter ended March 31, 2013, or by 605%.

Total industry correspondent originations for the three months ended March 31, 2013 were 28% of total originations, or $140 billion. We originated $1.4 billion for three months ended March 31, 2013, or 74% of our total originations for that period, within our current footprint. Before approving a correspondent’s loans, we conduct financial, operational and risk reviews of each correspondent prior to approval and on an annual basis to ensure compliance with our guidelines and those of the various regulators who govern our business. In addition we conduct background and financial reviews of the principals and their mortgage loan officers, and in some cases require personal guarantees. We believe that as we receive licenses in additional states and continue to increase our coverage of correspondents, we will continue to increase our market share.

Wholesale Channel

Through our wholesale channel, we originate loans through a network of over 435 non-exclusive relationships with various approved mortgage companies and mortgage brokers. Mortgage brokers identify applicants, help them complete a loan application, gather required information and documents, and act as our liaison with the borrower during the lending process. We review and underwrite an application submitted by a broker, accept or reject the application, determine the range of interest rates and other loan terms, and fund the loan upon acceptance by the borrower and satisfaction of all conditions to the loan in much the same manner as our retail channel. By relying on brokers to market our products and assist the borrower throughout the loan application process, we can increase loan volume through our wholesale channel with proportionately lower increases in overhead costs compared with the costs of increasing loan volume through loan originations in our retail channels.

We provide a variety of Agency, government insured and non-Agency mortgage loan products to our brokers to allow them to better service their borrowers. Before approving a mortgage broker for business, we focus on several attributes including origination volume, quality of originations and tangible net worth. We also conduct financial and background checks on the principals and their mortgage loan officers through various third-party sources and in some cases we require personal guarantees. Once we begin acquiring loans from our mortgage brokers, we track the performance of the loans on an on-going basis and terminate business relationships if the loans consistently do not perform or if there is evidence of misrepresentation. During the twelve months ended March 31, 2013, we did not terminate any significant relationships due to our continued focus on underwriting loans and ensuring compliance with policies.

Retail Channel

Our retail channel primarily operates through 23 retail offices across 10 states. In this channel, company representatives originate loans through their relationships with local real estate agents, builders, telemarketing and other local contacts. This channel accounted for 15% of our 2012 originations. We expect to continue to grow our retail channel by opening 4 new branches by the end of 2013, and by continuing to seek opportunities to open new branches for at least the next 24 months. In addition, we expect that with the continued transformation of the mortgage sector there will be opportunities to acquire small retail mortgage operators as several independent mortgage originators will lack the scale to profitably originate and sell mortgages. We believe that we could provide a solution to such operators by acquiring and integrating them into our branch network. We are currently actively evaluating opportunities to acquire several of these retail originators and believe that the continued development and growth of our retail channel is central to our business strategy.

Financing

We acquired our financing platform (which was previously known as NattyMac, LLC, a Delaware limited liability company), and fully integrated the platform into our mortgage banking operations in December of 2012. In June 2013, we established NattyMac, as a wholly-owned subsidiary which will focus on providing warehouse financing to us, our correspondent customers and others. We expect that NattyMac will be able to leverage our proprietary technology (OLIE) and our existing due diligence and underwriting processes to efficiently underwrite the warehouse lines of credit it provides for our correspondents who are its customers and others. We intend for this to create an additional source of funding for our correspondents to originate mortgage loans that meet our underwriting requirements and are eligible for us to purchase.

Our financing platform features a centralized custodian and disbursement agent allowing us to enter into participation arrangements with financial institutions, such as regional banks for an interest in our newly originated loans during the time these loans would otherwise be funded by a warehouse line or traditional repurchase facility. Additionally, by offering regional banks an opportunity to invest in a liquid high-quality asset, we are able to earn fee and net interest income. We believe that regional banks continue to have significant appetite for such investment opportunities and we believe our financing platform allows us to compete with bank-owned mortgage lenders who have access to cheaper deposit funding. We believe this is a competitive advantage over other non-bank mortgage originators and servicers who are reliant on other forms of wholesale financing to fund their operations.

Mortgage Servicing

Our mortgage servicing business is organized to maintain a high quality servicing portfolio and keep delinquency rates far below the industry average. We perform loan administration, collection and default activities, including the collection and remittance of loan payments, responding to customer inquiries, accounting for principal and interest, holding custodial (impound) funds for the payment of property taxes and insurance premiums, counseling delinquent mortgagors, modifying loans and supervising foreclosures and our property dispositions.

Our servicing model is also very focused on “recapture,” which involves actively working with existing borrowers to refinance their mortgage loans. When a loan is paid off or refinanced with a different lender, we lose the servicing fees on the loan, so our ability to recapture loans successfully is important to the longevity of our servicing cash flows. Because the refinanced loans typically have lower interest rates or lower monthly payments, and, in general, subsequently refinance more slowly and default less frequently, these refinancings also typically improve the overall quality of our servicing portfolio. For the twelve months ended March 31, 2013, we recaptured 40% of our payoffs (based on the dollar amount of refinanced mortgage loans).

Our servicing business produces strong recurring, contractual fee-based revenue with minimal credit risk. Servicing fees are primarily based on the aggregate UPB of the loans serviced and the payment structure varies by loan source and type. These include differences in rate of servicing fees as a percentage of UPB and in the structure of advances. We believe our origination business gives us a distinct advantage in building a high-quality portfolio of MSRs over those who rely heavily on purchasing MSRs from others to build their portfolios as originated portfolios generally perform better given the extensive diligence and underwriting procedures that we apply to each loan.

We service loans using a model designed to improve loan performance and reduce loan defaults and foreclosures. Our servicing portfolio consists of MSRs we retain from loans that we originate and MSRs we acquire from third party originators, including in transactions facilitated by GSEs, such as Fannie Mae and Freddie Mac. The loans we service are typically securitized by us, i.e., the loans have been pooled together with multiple other loans and interests have been sold to third party investors that are secured by loans in the securitization pool. As of March 31, 2013, our servicing portfolio contained $5.8 billion of residential first mortgages, with a weighted average coupon of 3.70% and a weighted average age of 8 months. At March 31, 2013, the 90+ day delinquency rate in our servicing portfolio was 0.36%, the weighted average FICO score of our servicing portfolio was 744, and the adjusted CPR of our servicing portfolio as of March 31, 2013 was 7.24%.

Our Strengths

Leading, Non-Bank, Integrated Mortgage Company

We are a leading, non-bank, integrated mortgage company focused on efficiently and effectively originating, acquiring, selling, financing and servicing residential mortgage loans. We originate mortgages loans through our correspondent, wholesale and retail channels which provide diversity, increase scale and reduce dependency on any particular channel. During the three months ended March 31, 2013, the correspondent, wholesale and retail channels accounted for 71%, 21% and 8%, respectively of our origination volume.

Profitable, Sustainable Business with Significant Growth Potential

We have been profitable every year since 2008 and, for the quarter ended March 31, 2013, our net income grew by 323% over the same quarter last year. The growth in net income has been driven by a significant increase in origination volume which increased by 370% during the quarter ended March 31, 2013 over the same period last year. We were able to achieve this growth as we expanded geographically into 12 states, deepened correspondent relationships and expanded product offerings. We believe that we have significant growth potential as we currently only service 33 states, representing 54% of the nation’s total origination volume. As we launch our services nationally and expand in the remaining 15 contiguous states, which accounted for $901 billion, or 46%, of the nation’s origination volume in 2012, we believe that we will be able to continue to see meaningful growth in our origination volume. We will also see meaningful growth as we expect to benefit from consolidation in the mortgage market with the potential acquisition of retail originators.

Additionally, we are focused on purchase money volume which accounts for over 43% of our origination volume for the twelve months ended March 31, 2013 compared to the industry average of 27%. We believe that as refinancing volumes potentially decline with an increase in interest rates, we will be better positioned than the rest of the industry as our origination volumes will be more sustainable. Further, we also benefit from our growing mortgage servicing business which produces recurring fee income and from our financing business which provides fee and interest income.

We have made significant strategic investments in our business as we strive for growth. These investments include the opening of 14 retail branches in 8 states during the latter part of 2012 and first half of 2013. We intend to expand further into 3 states by opening 4 additional retail branches during the remainder of 2013. In addition, in June 2013 we launched our non-Agency jumbo mortgage loan program and launched our mortgage financing business to offer our customers a full suite of products. In order to achieve our growth targets, we have made significant investments and incurred significant operating expenses, which we believe will generate attractive returns over time.

Stable, Diversified and Complementary Funding Platform

Our NattyMac platform allows us to integrate a “syndicated” financing facility into our mortgage banking platform that consists of repurchase and participation agreements with major financial institutions, as well as regional and community banks. The financing facility provides a stable, low-cost diversified source of funding for our business and allows us to offer this as a service to our correspondent and other customers. We view this as a competitive advantage over other non-bank mortgage originators and servicers and a means of competing with banks that historically use deposit funding sources to finance their businesses. The platform also provides an ancillary source of fee and net interest income as we sell participations to depository institutions seeking an interest in liquid assets.

We view our NattyMac platform as being complementary to our origination business as correspondents are incentivized to sell the loans warehoused on our platform to us as it provides them with greater liquidity and minimizes the capital they require in their business. We believe our “pre-funding” due diligence process also reduces credit, compliance, collateral, interest rate and market risk by allowing us to assess the salability to potential funding sources and/or other loan investors prior to funding.

Consistent Ability to Produce High Quality Loans

Since our inception in 2005, we have been focused on originating high quality residential mortgage loans. For the three months ended March 31, 2013, we originated loans with an average FICO score of 730 and a LTV of 83% while our servicing portfolio as of March 31, 2013 had a weighted average FICO score of 744 and a 90+ day delinquency rate of 0.36%. We believe that our asset performance is superior to the industry due to our technologically advanced platform, consistent and conservative underwriting processes and focus on conducting a pre-funding review of each loan to ensure it meets the standards set by the GSEs or our loan investors. These practices differ from many of our competitors that apply different underwriting standards and review policies depending on the channel from which the loan is originated from. For example, some of our competitors conduct a pre-funding analysis on a sampling basis for loans acquired in the correspondent and wholesale channels but a full review on loans originated through the retail channel. We believe that our relentless focus on quality and consistency in applying underwriting policies and procedures has enabled us to have no significant repurchase demands, thus minimizing our risk profile and differentiating us from much of our competition.

Our Complementary Origination, Servicing and Financing Businesses Create a Natural Hedge Against Interest Rate Volatility and Business Cyclicality

Our principal sources of revenue, mortgage servicing, mortgage origination and mortgage financing, contribute to our stable business profile by creating a natural hedge against changes in the interest rate environment. As interest rates rise and the likelihood of refinancing decreases, MSRs generally increase in value which helps to offset any decline in origination volumes. Additionally, as long-term interest rates increase we will earn greater fee and interest income as yields on mortgage loans will increase while the funding costs will remain proportionately lower. As interest rates decline and the likelihood of refinancing increases, origination volumes tend to increase which helps to offset the decline in the value of MSRs caused by the higher probability of loan prepayment. In addition, our origination platform helps us to recapture servicing rights on loan payoffs and thus replenish our MSRs during periods of high prepayments. For the twelve months ended March 31, 2013, our recapture rate was 40% of payoffs (based on the dollar amount of refinanced mortgage loans). We expect that our recapture rate will increase further as our retail call center operations focuses on retention of our servicing portfolio.

Robust, Proprietary Operating Platform

We believe that the current processes and systems generally used by brokers and correspondents to originate loans are fragmented and result in inconsistent data, lack of controls, and limited transparency for market participants. In response to this weakness, we have built a proprietary diligence and underwriting decision platform, OLIE, that incorporates what we believe to be the best balance of data integrity, efficiency, ease of use, speed of decision, loan quality, consistency and control. We believe this service is valued by our brokers and correspondents and offers us a distinct advantage over our competitors.

OLIE provides a transparent view of all documents and loan level data throughout the entire life of a loan, from origination through securitization and final disposition, enabling us to measure and manage the performance of our loans, giving us the ability to proactively identify trends that may negatively impact our operational or financial performance. We believe that our current platform and our robust diligence procedures are the central reason we have not had any significant loan losses from indemnification or repurchase demands compared to other competitors who have realized significant losses. Additionally, we are able to offer greater transparency to the institutional investors that purchase our loans which is reflected in our sales execution.

Seasoned Management Team

Our senior management team is comprised of experienced mortgage industry executives with a track record of managing all aspects of the residential mortgage business through a variety of credit cycles and market conditions. Our founder and Chief Executive Officer, Jim Cutillo, has successfully led and managed the company through the recent transformation of the mortgage industry. Additionally, our president and other members of our senior management team have an average of 20 years of experience in the mortgage banking industry. We believe our executive management team has a clear vision and common set of core values and will be able to successfully execute our rapid growth strategy.

Our Growth Drivers

We expect to drive future growth in the following ways:

Grow Origination Volume Across Channels

We intend to grow our origination volume across our channels by expanding nationally. We are currently licensed in 33 states plus Washington, D.C, which account for 54% of U.S. residential mortgage originations. We intend to become licensed in all 48 contiguous states by year end 2013 and thus expand our geographic footprint to include the remaining 46% of the market which accounted for $901 billion of origination volume in 2012. This will enable us to substantially grow our correspondent, wholesale and retail footprint. We also expect to deepen existing correspondent and wholesale relationships. Towards this goal, we plan to hire an additional 36 relationship managers in 2013, offer warehouse financing through NattyMac, offer a full spectrum of mortgage products and access to our technology platform.

We also intend to grow our presence in the retail channel by increasing our origination volume through geographic expansion into new markets and “tuck-in” branch acquisitions. Our “tuck-in” branch acquisition strategy is capital efficient and, in 2012, resulted in eight branches being opened. We intend to continue to focus on acquiring branches as a growth strategy and expect that with GSE reform, higher GFees and benefits of scale, the mortgage market will undergo consolidation with the acquisition of smaller originators and we will be one of the key beneficiaries of this industry trend.

Expand into Non-Agency Mortgage Loans

Our extensive expertise in prime non-Agency jumbo securitization provides us the opportunity to substantially grow our non-Agency loan origination volume. We intend to focus on increasing production of loans that meet Agency criteria in nearly all respects other than loan size. These loans are generally referred to as “jumbo” loans and are originated through our existing channels. Over the last few years, this market has been hindered by the lack of an efficient capital market in which to sell such loans. We believe, as the market normalizes and non-Agency private securitization returns, we will be one of the few non-bank originators with this capability, giving us the ability to be an Aggregator for others and establishing ourselves as a market leader. The non-Agency MBS market was 56% of the total MBS market or $1.14 trillion in 2006 compared to 0.78% or $13.2 billion in 2012. In anticipation of the non-Agency market recovering and GSE reform, we intend to create a securitization shelf in 2013 and offer investors an opportunity to invest in securities backed by these loans. We may also retain the junior subordinated notes from the securitizations and create a recurring interest income stream for ourselves.

We believe that our integrated origination and servicing platform coupled with our expertise provides us with what we believe is a significant competitive advantage. We expect this investment strategy to create an attractive risk-adjusted return for our shareholders and to position us as one of the leading non-bank integrated mortgage origination and service providers.

Grow our Servicing Business

We anticipate being able to continue to retain the MSRs associated with loans we originate at attractive multiples through our integrated mortgage banking platform, whereas many of our competitors rely on purchasing MSRs. We feel our strategy is not only a more efficient utilization of capital but has less credit, collateral and compliance risk, since all loans are carefully reviewed by us prior to purchase.

We believe we can also leverage our correspondent channel to purchase MSRs from correspondent clients on a “co-issue” basis, meaning our clients originate and securitize Agency loans and concurrently transfer the servicing rights to us. This “co-issue” strategy will allow us to acquire the MSRs on an OMSR basis versus a PMSR basis, since the servicing is treated as a whole loan origination. The “co-issue” strategy provides a competitive advantage over other purchasers of MSRs via bulk acquisitions as we have an existing relationship with the originator and understand their origination capabilities and techniques which drives the credit quality and performance of these loans. MSRs purchased in this way are expected to have substantially similar attributes to our originated loans with respect to note rate, credit quality and loan type. We anticipate completing our first such transaction in the fourth quarter of 2013 and growing this area of our business to augment the acquisition of servicing rights. We plan to perform the same level of pre-funding due diligence on these loans prior to purchasing the servicing rights from the seller. This strategy is similar in nature to our origination strategy of offering mandatory delivery and is another delivery type that is not dependent on our origination business, making it highly scalable and efficient from an operational and financial perspective.

Grow our Mortgage Financing Business

In the current market, many correspondents lack capital to grow their businesses and, therefore, are constrained by their balance sheet from a warehouse lending perspective. A typical warehouse lender will provide financing subject to a tangible net worth covenant and apply a hair-cut on the warehoused loans. Often, this presents a challenge for the correspondent if the “take-out” investor takes too long to review or purchase the loan. We have created an early purchase facility that allows approved correspondents to sell us loans on an accelerated basis, moving them off their balance sheet and freeing up their warehouse lines so they can fund more loans. We earn fee and net interest income on these loans, which are held on average 15 days prior to sale. This is also complementary to our mortgage origination business as we will generally acquire these loans from correspondents. We launched our financing business in June 2013 by hiring two dedicated account executives and we expect to make additional hires as we roll out this business nationwide.

Our Operations

Mortgage Origination Business

Our origination business is diversified and allows us to originate and acquire loans through three channels: correspondent, wholesale and retail. While the channels are diverse, our constant focus in all of the channels is on quality control and maintaining the high standards of our credit portfolio. The table below sets forth the origination volume from each channel in 2012.

	2012
	# of Loans	Sum of Loan Amounts
	(dollars in thousands)
Channel:
Retail	3,039	$508,966
Wholesale	4,554	893,755
Correspondent	10,540	2,047,056

Total	18,133	$3,449,777

Our largest channel is our correspondent channel, which represents loans acquired from mortgage bankers or other financial institutions. Our second largest channel, the wholesale channel, involves loans solicited from brokers. Our third largest channel, the retail channel, operates primarily through 23 offices where company representatives originate loans through their relationships with local real estate agents, builders, telemarketing and other local contacts.

We originate purchase money loans and refinance existing loans, including those that we service. Our strategy is to minimize delinquencies and defaults in our portfolio through a comprehensive due diligence process. We have historically maintained a delinquency rate that is significantly below the industry average and believe our OLIE platform will enable us to keep this delinquency rate low as we grow our portfolio.

OLIE Platform

While we have consistently been a leader in incorporating new technologies for asset quality evaluation and monitoring and have in turn produced a rapidly expanding portfolio which has performed well above our peers, our proprietary OLIE system will introduce the first fully functional 100% pre-funding review system, combining credit, compliance and collateral into one asset evaluation model. Our OLIE platform allows us to evaluate a loan before we buy or fund the loan. This allows us to identify defects in a loan before we add it to our portfolio and should help us to maintain the high quality of our portfolio even as our portfolio grows rapidly. The OLIE platform automates some aspects of the underwriting function and divides potential borrowers into three underwriting categories based on whether the loan is determined to be low risk, medium risk or high risk. This allows us to efficiently evaluate loan applicants while paying increased attention to loans deemed to be high risk.

Our OLIE platform differentiate us from other non-bank, loan servicers without such platforms by:

•	increasing the efficiency and speed of underwriting, credit, collateral and compliance decisions;

•	providing secondary market investors with greater transparency and more reliable data about loan quality;

•	helping us to create a diversified source of revenue that we believe better protects us against declining servicing cash flows; and

•	building brand recognition.

Origination Drivers of Profitability

Origination Volume: Our Origination volume is driven by two factors, the total market size and our market share. Market size reflects the volume of residential mortgage loans expected to be originated annually in the U.S. Origination market share refers to the portion of the annual U.S. residential mortgage loan origination market that we capture through our various channels. Generally, as the market size of mortgage originations or our market share increases, our opportunities increase to originate mortgage loans, generate fee income and gain on sale income and grow our servicing portfolio through the addition of MSRs. Conversely, as the size of the market or our market share decreases, our opportunities to originate mortgage loans, to generate fee income and gain on sale income and to grow our servicing portfolio through the addition of MSRs are reduced. Total market size is a function of interest rates, level of economic activity, underwriting standards, home prices, supply of credit and participation of lenders. Generally speaking, our market share is a function of the number of state licenses held, sales people employed, the products and services offered and length of time making loans in the community.

Gain on Sale of Mortgage Loans: Gain on sale represents the cash gain on sale realized from the sale of mortgage loans as well as the retained value of the MSR on the sold mortgage loans. The cash gain on sale and the value of the MSR varies, amongst other things, with supply and demand of mortgage-backed securities in the secondary market, current and expected interest rate environment, credit characteristics and other economic conditions.

Cost to Originate: Cost to originate includes the fixed and variable costs we incur in purchasing and originating our mortgage loans, including such items as personnel costs, lease costs, vendor costs and the costs of our technology. As our cost to originate increases, our earnings decrease and, conversely, as our cost to originate decreases, our earnings increase. The cost structure of our channels vary significantly with our retail channel having higher origination costs than our correspondent and retail channels. Our cost structure is also highly scalable and is capable of originating substantially higher volumes than we currently originate.

Mortgage Servicing Business

We service loans using a model designed to improve loan performance and reduce loan defaults and foreclosures. Certain of the loans underlying the MSRs that we own are credit sensitive in nature and the value of these MSRs is more likely to be affected by credit losses than by interest rate movement. The remaining loans underlying our MSRs are prime Agency and government conforming residential mortgage loans for which the value of the MSRs is more likely to be affected by interest rate movement than credit losses.

Our Servicing Model Strategic Initiatives

The strategic initiatives of our servicing business are to improve risk management, automation and reporting. To meet the first initiative of improving risk management, we are adding a dedicated risk manager, upgraded our external quality control firm and improved risk reporting. To meet our second initiative of increased automation, we are focused on using technology to automate manual processes and integrating third party systems to efficiently connect with our existing technology platforms. Finally, to meet our third initiative of improved reporting, we are enhancing our compliance, process management, performance management and ad-hoc reporting systems.

We believe these initiatives will position the company to increase the scale of our servicing operations. As our portfolio grows, we have focused on keeping our cost of service low and controllable expenses have held steady as our building scale tempers the improvement curve. Our current growth focus is on adding additional capacity in Indianapolis and breaking the processes into components that we can document. Over the longer term, we believe these initiatives will position the servicing business to move toward becoming a rated servicer. As we grow in scale, we have continued to carefully monitor delinquency trends in the portfolio to ensure that the quality of the portfolio does not deteriorate.

Servicing Business Model

We service loans by purchasing the MSRs from the mortgage owner or retaining the MSRs related to the loans we originate. Pursuant to our servicing arrangements, we generally receive a contractual per loan fee between approximately 19 to 44 basis points annually on the UPB, with a weighted average across our servicing portfolio of approximately 27 basis points at March 31, 2013.

The servicing fees are typically supplemented by incentive fees and ancillary fees. Incentive fees include modification initiation and success fees from Home Affordable Modification Program (“HAMP”) and modification or collateral workout related incentives from various pool owners and GSEs. Ancillary fees include late fees, non-sufficient funds fees, convenience fees and interest income earned on loan payments that have been collected but have not yet been remitted to the owner of the mortgage loan, or “float.”

A key determinant of the profitability of our servicing portfolio is the longevity of the servicing cash flows before a loan is repaid or liquidates. We are often able to extend the longevity of the servicing cash flows through loan refinancings by retaining the servicing rights of the loans we recapture. Because the refinanced loans typically have lower interest rates or lower monthly payments, and, in general, subsequently refinance more slowly and default less frequently, these refinancings also typically improve the overall quality of our primary servicing portfolio.

We have grown our servicing portfolio to $5.8 billion in UPB as of March 31, 2013 from $175 million in UPB at the time we merged with Swain in May 2009.

Key Drivers of Profitability

The following key factors drive the amount of profit we generate from our servicing operations.

Aggregate UPB: Servicing fees are usually earned as a percentage of UPB or a per loan amount and growth in the UPB of a portfolio means growth in servicing fees. Additionally, a larger servicing portfolio generates increased ancillary fees and leads to larger custodial balances that generate greater float income. A larger servicing portfolio also drives increases in expenses, including additional interest expense to finance the servicing advances as the size of our portfolio increases.

In addition, servicers of GSE-insured loans collect servicing fees only on performing loans while servicers of non-GSE residential MBS are entitled to servicing fees on both performing loans and delinquent loans. The servicing fee relating to delinquent loans is accrued and paid from liquidation proceeds ahead of the reimbursement of advances. The aggregate UPB from which we earn fees thus depends partly on the relative number of non-performing loans we have in our portfolio.

Stability and longevity of servicing cash flows: We are able to generate servicing fees by extending the longevity of our serving cash flows. Prepayment speed, which is the measurement of how quickly UPB is reduced, thus significantly affects our profitability. Items reducing UPB include normal monthly principal payments, refinancings, voluntary property sales and involuntary property sales such as foreclosures or short sales. Prepayment speed impacts future servicing fees, fair value of servicing rights, float income, interest expense on advances and compensating interest expense. When prepayment speed increases, our servicing fees decrease faster than projected due to the shortened life of a portfolio. The converse is true when prepayment speed decreases.

Prepayment speed affects our float income as well. Decreased prepayment speed typically leads to our holding lower float balances before remitting payoff collections to the investor and lower float income due to a lower invested balance. Lower prepayments have been associated with higher delinquency rates, higher advance balances and interest expense.

In addition, by actively working with borrowers, we are often able to extend the longevity of the servicing cash flows through loan refinancings by retaining the servicing rights of the loans we recapture. Because the refinanced loans typically have lower interest rates or lower monthly payments, and in general, subsequently refinance more slowly and default less frequently, these refinancings also typically improve the overall quality of our servicing portfolio.

Ability to add new servicing business: We seek to increase the size of our servicing portfolio in several ways. We increase our primary servicing portfolio by acquiring MSRs or increasing originations through our diversified origination channels.

Cost of servicing: Our profitability is inversely proportional to our cost of servicing. As a result, we actively manage our servicing costs in order to maximize profitability. However, several factors affect our servicing costs.

Delinquent loans are more expensive to service than performing loans because our cost of servicing is higher and, although credit losses are generally not a concern for our financial results, our advances to investors increase, which results in higher financing costs. Performing loans include those loans that are current or have been delinquent for less than 30 days in accordance with their original terms and those loans on which borrowers are making scheduled payments under loan modifications, forbearance plans or bankruptcy plans. We consider all other loans to be delinquent.

When borrowers are delinquent, the amount of funds that we are required to advance to the owners of the loans on behalf of the borrowers increases. While the collectability of advances is generally not an issue, we do incur significant costs to finance those advances. We intend to utilize both securitization and revolving credit facilities to finance our advances. As a result, increased delinquencies result in increased interest expense.

Employees

As of March 31, 2013, we had 532 employees, all of whom are based in the United States. None of our employees are members of any labor union or subject to any collective bargaining agreement and we have never experienced any business interruption as a result of any labor dispute. Our employees are allocated among our business functions as follows:

•	74% are in our originations business;

•	11% are in our servicing business and compliance functions; and

•	15% are in corporate functions, including Human Resources, Accounting and other corporate functions.

Regulation

Our business is subject to extensive federal, state and local regulation. Our loan originations, loan servicing and debt collection operations are primarily regulated at the state level by state licensing authorities and administrative agencies. Because we do business in over 33 states, we, along with certain of our employees who engage in regulated activities, must apply for licensing as a mortgage banker or lender, loan servicer, mortgage loan originator and/or debt default specialist, pursuant to applicable state law. These laws typically require that we file applications and pay certain processing fees to be approved to operate in a particular state, and that our principals and loan originators be subject to background checks, administrative review and continuing education requirements. Our servicing operations center in Indianapolis, Indiana is licensed (or maintains an appropriate statutory exemption) to service mortgage loans in over 33 states and Washington D.C. Our retail loan origination channel is licensed to originate loans in the states in which it operates, and our direct origination channel is licensed to originate loans in 33 states and Washington D.C. From time to time, we receive requests from states and other agencies for records, documents and information regarding our policies, procedures and practices regarding our loan originations, loan servicing and debt collection business activities, and we are subject to periodic examinations by state regulatory agencies. We incur significant ongoing costs to comply with these licensing requirements.

While the U.S. federal government does not primarily regulate mortgage lenders or their employees, the federal Secure and Fair Enforcement for Mortgage Licensing Act of 2008 requires all states to enact laws requiring each individual who takes mortgage loan applications, or who offers or negotiates terms of a residential mortgage loan, to be individually licensed or registered as a mortgage loan originator. These laws require each mortgage loan originator to enroll in the Nationwide Mortgage Licensing System, apply for individual licenses with the state where they operate, complete a minimum of 20 hours of pre-licensing education and an annual minimum of eight hours of continuing education, and to successfully complete both national and state exams.

In addition to licensing requirements, we must comply with a number of federal consumer protection laws, including, among others:

•	the Gramm-Leach-Bliley Act, which requires us to maintain privacy with respect to certain consumer data in our possession and to periodically communicate with consumers on privacy matters;

•	the Fair Debt Collection Practices Act, which regulates the timing and content of debt collection communications;

•	the Truth in Lending Act and Regulation Z thereunder, which require certain disclosures to mortgagors regarding the terms of their mortgage loans;

•	the Fair Credit Reporting Act, which regulates the use and reporting of information related to the credit history of consumers;

•	the Equal Credit Opportunity Act and Regulation B thereunder, which prohibit discrimination on the basis of age, race and certain other characteristics, in the extension of credit;

•	the Homeowners Equity Protection Act, which requires, among other things, the cancellation of mortgage insurance once certain equity levels are reached;

•	the Home Mortgage Disclosure Act and Regulation C thereunder, which require mortgage lenders to report certain public loan data; and

•	the Fair Housing Act, which prohibits discrimination in housing on the basis of race, sex, national origin, and certain other characteristics.

Dodd-Frank Act

On July 21, 2010, President Obama signed into law the Dodd-Frank Act which regulates the financial services industry, including securitizations, mortgage originations and mortgage sales. The Dodd-Frank Act also established the CFPB to enforce laws involving consumer financial products and services, including mortgage finance. As a mortgage lender and servicer, we are subject to examination and enforcement authority of the CFPB. Because of pending litigation questioning the validity of the appointment of the Director of the CFPB, there is uncertainty as to the enforceability of regulations promulgated by the CFPB and the applicability of certain provisions in the Dodd-Frank Act to mortgage lenders that are not financial institutions. We are evaluating the extent to which the provisions of the Dodd-Frank Act will apply to us in the event that the regulations promulgated by the CFPB are nullified.

The Dodd-Frank Act directs the federal banking agencies and the Securities and Exchange Commission to adopt rules requiring an issuer or other entity creating an asset-backed security (including a mortgage-backed security) to retain an economic interest in a portion of the credit risk for the assets underlying the security. The agencies have proposed a rule that provides sponsors of securitizations with various options for meeting this requirement, including retaining risk equal to at least 5% of each class of asset-backed security, 5% of par value of all asset-backed security interests issued, 5% of a representative pool of assets, or a combination of these options. Under this proposal, asset-backed securities that are collateralized exclusively by qualified residential mortgages would not be subject to these requirements. The proposed rule also recognizes that the sponsor of a Fannie Mae or Freddie Mac securitization will satisfy the rule’s risk-retention provisions, at least while those agencies remain in conservatorship or receivership with capital support from the U.S. government, because of their 100% guarantee of principal and interest payable on the sponsored securities. Because substantially all of our loans are sold to, or pursuant to programs sponsored by, Fannie Mae, Freddie Mac, or Ginnie Mae, the current proposal would exempt us from the risk-retention requirements with regard to securities backed by such loans.

We continue to evaluate all aspects of the Dodd-Frank Act and the regulations issued thereunder. The burden associated with monitoring and complying with these regulations could increase our compliance costs and restrict our origination and servicing operations, all of which could adversely affect our business, financial condition or results of operations.

Mortgage Origination

On January 10, 2013, the CFPB issued a final rule implementing the “ability to repay” requirement in the Dodd-Frank Act. The rule, among other things, requires lenders to consider a consumer’s ability to repay a mortgage loan before extending credit to the consumer, and limits prepayment penalties. The rule also establishes certain protections from liability for mortgage lenders with regard to the “qualified mortgages” they originate. For this purpose, the rule defines a “qualified mortgage” to include a loan with a borrower debt-to-income ratio of less than or equal to 43% or, alternatively, a loan eligible for purchase by Fannie Mae or Freddie Mac while they operate under Federal conservatorship or receivership, and loans eligible for insurance or guarantee by the FHA, VA or USDA. Additionally, a qualified mortgage may not: (i) contain excess upfront points and fees; (ii) have a term greater than 30 years; or (iii) include interest-only or negative amortization payments. This rule will become effective January 10, 2014 and, while we continue to evaluate its expected impact on our mortgage production operations, we do not currently anticipate a significant impact since most of the loans we currently originate would be “qualified mortgages” under the rule.

Mortgage Servicing

On January 17, 2013, the CFPB issued a series of final rules as part of an ongoing effort to address mortgage servicing reforms and create uniform standards for the mortgage servicing industry. The rules increase requirements for communications with borrowers, address requirements around the maintenance of customer account records, govern procedural requirements for responding to written borrower requests and complaints of errors, and provide guidance around servicing of delinquent loans, foreclosure proceedings and loss mitigation efforts, among other measures. These rules will be effective January 10, 2014 and will likely lead to increased costs to service loans across the mortgage industry. We are continuing to evaluate the full impact of these rules and their impact to our mortgage servicing operations.

Several state agencies overseeing the mortgage industry have entered into settlements and enforcement consent orders with mortgage servicers regarding certain foreclosure practices. These settlements and orders generally require servicers, among other things, to: (i) modify their servicing and foreclosure practices, for example, by improving communications with borrowers and prohibiting dual-tracking, which occurs when servicers continue to pursue foreclosure during the loan modification process; (ii) establish a single point of contact for borrowers throughout the loan modification and foreclosure processes; and (iii) establish robust oversight and controls of third party vendors, including outside legal counsel, that provide default management or foreclosure services on their behalf. Although we are not a party to any of these settlements or consent orders, many mortgage servicers have already voluntarily adopted these servicing and foreclosure standards. Accordingly, competitive pressures may compel us to adopt these practices as well.

Anti-Money Laundering

On February 7, 2012, the Financial Crimes Enforcement Network (“FinCEN”) finalized regulations that require non-bank residential mortgage lenders and originators to establish anti-money laundering programs and file suspicious activity reports as FinCEN requires of other types of financial institutions. The final rule was published in the Federal Register on February 14, 2012 and was effective 60 days thereafter. We are currently evaluating the effect of this regulation on our operations.

Competition

In our servicing business, we compete with large financial institutions and with other independent servicers. Our ability to differentiate ourselves from other loan servicers through our innovative technology platforms largely determines our competitive position within the mortgage loan servicing industry.

In our originations business, we compete with large financial institutions and local and regional mortgage bankers and lenders. Our ability to differentiate the value of our financial products primarily through our mortgage loan offerings, technology platforms, rates, fees and customer service determines our competitive position within the mortgage loan originations industry.

Seasonality

Our origination business is subject to seasonal fluctuations, and activity tends to diminish somewhat in the months of December, January and February, when home sales volume and loan origination volumes are at their lowest. This typically causes seasonal fluctuations in our origination business revenue. Our servicing business is not subject to seasonality.

Intellectual Property

We hold registered trademarks with respect to the name Stonegate Mortgage Corporation, our logos and various additional designs and word marks relating to the Stonegate Mortgage Corporation name. Additionally, we own registered trademarks with respect to the name NattyMac, their logos, and various additional designs and word marks relating to the NattyMac name that we acquired in the acquisition. We use a variety of methods, such as trademarks, patents, copyrights and trade secrets, to protect our intellectual property. We also place appropriate restrictions on our proprietary information to control access and prevent unauthorized disclosures.

Properties

Our principal executive headquarters is located in Indianapolis, Indiana. At our main campus in Indianapolis, we occupy approximately 77,421 square feet, pursuant to a lease through October 21, 2022, and also have temporary space at an adjacent building of approximately 14,583 square feet, pursuant to a lease due to expire at the end of 2013. The main campus serves as our principal executive headquarters as well as the primary operations center and houses our corporate support personnel, wholesale and correspondent operations and servicing support staff.

We lease an additional 16,000 square feet of space in Overland Park, Kansas, which is currently due to expire in September 2016. This location houses a retail origination team and call center, as well as executive sales personnel and various administrative support functions. In addition, we lease approximately 6,335 square feet in the Minneapolis, Minnesota regional area, which is currently due to expire during 2014. These locations house IT developers and structured finance operations personnel.

We have fourteen retail branch leases in the U.S. Our retail branch sites range from approximately 2,000 square feet to approximately 7,500 square feet. We are continuing to grow our retail branches nationwide and are in current negotiations to add a branch in the Dallas, Texas area.

In addition to our retail branches, we have approximately ten short term executive office suite leases from Regus. These sites are used by local retail sales management to grow their staff while the facilities group works to acquire a permanent three year solution.

In the third quarter of 2013, we plan to open an operations site of approximately 9,192 square feet in Oak Brook, Illinois. This location will house a portion of our wholesale and correspondent operations and sales personnel.

Additionally, in the fourth quarter of 2013, we plan to open three more regional operations centers – Clearwater, Florida; Dallas, Texas and Scottsdale, Arizona. We are in current lease negotiations for all three sites and plan to secure leases for a five year term, with a one-time option to terminate after three years. We chose these locations to expand operations because we believe all of the markets are rich in mortgage operations and servicing talent and will assist us greatly while we continue to grow our business. The Clearwater, Florida location will contain approximately 32,533 square feet and will house underwriters, correspondent review and warehouse operations to support our wholly-owned subsidiary, NattyMac. The Dallas, Texas location will contain approximately 22,400 square feet and will house servicing executive management as well as loan administration and customer support for our servicing business. The Scottsdale, Arizona location will contain approximately 12,717 square feet and will function as a more traditional mortgage operations center with processing, underwriting and closing operations for the retail, wholesale and correspondent lending channels.

Legal Proceedings

We are subject to various legal proceedings arising in the ordinary course of business. As of March 31, 2013, there were no current or pending claims against us that we believe are material.

MANAGEMENT

Executive Officers and Directors

Our Board of Directors currently consists of seven directors and we plan to add two additional directors prior to our initial public offering so our Board of Directors will then consist of nine directors. Of these nine directors, we believe that five will be considered “independent,” with independence being determined in accordance with the listing standards established by the                 .

Set forth below are the names, ages and positions of our directors and executive officers as of the date of this prospectus.

Name	Age	Position with the Company
James J. Cutillo	45	Chief Executive Officer and Director
Dan J. Bettenburg	48	President
John F. Macke	48	Chief Financial Officer
Barbara A. Cutillo	45	Chief Administrative Officer
Bryan D. Specht	42	Chief Operating Officer
Steve Landes	44	EVP—Loan Origination
Eric M. Scholtz	48	EVP—Structured Finance
Robert Meachum	50	EVP—Servicing
Kevin B. Bhatt	34	Director
James G. Brown	48	Director
Richard A. Kraemer	69	Director
Sam Levinson	39	Director
Rich A. Mirro	62	Director
Joseph Scott Mumphrey.	61	Director

Jim Cutillo—Mr. Cutillo co-founded Stonegate in 2005 with Ms. Cutillo, and since that time has served as the Company’s Chief Executive Officer and a Director. Prior to founding Stonegate, he was a director for GMAC Residential Funding in Minneapolis, Minn. from May of 2002 to August of 2004. From 1997 to 2002, Mr. Cutillo was a partner at NISYS, a firm that provided business process and software solutions in the mortgage banking and financial services industries. He served on active duty with the 101st Airborne, Ft. Campbell, Kentucky and in the Indiana National Guard. We believe Mr. Cutillo is qualified to serve on our Board of Directors because he is our Chief Executive Officer and founder, and an accomplished financial services executive with experience in the mortgage banking arena. Pursuant to his employment agreement, Mr. Cutillo is entitled to be nominated as a director of the Company for as long as his employment agreement is in effect and he serves as our CEO.

Dan Bettenburg—Mr. Bettenburg joined Stonegate in May 2011 as President. Before joining Stonegate, he founded and managed New Market Holdings, LLC, a venture formed to invest in small to mid-sized mortgage banking firms, where he worked from January 2010 to May 2011, when he invested in Stonegate. Prior to that, he was the Executive Vice President and Senior Managing Director at GMAC Residential Funding Corporation (“RFC”), an industry-leading lender and issuer of mortgage-backed securities, where he was employed from 1991 to July 2008. From 2005 to July 2008, Mr. Bettenburg was responsible for Homecomings Financial – Wholesale and led its growth in loan origination volume from $14 billion in 2005 to over $28 billion in 2007. He also led the eCommerce business of GMAC Residential Funding for seven years, which included the responsibility for design, development of Assetwise, GMAC Residential Funding’s industry-leading automated loan decisioning engine, as well as a complete suite of business-to-business systems and tools that automated transactions between GMAC Residential Funding and its broker and correspondent lender clients. Mr. Bettenburg holds a BA degree in Financial Management with a minor in Economics from the University of St. Thomas in St. Paul, Minnesota.

John Macke—Mr. Macke joined Stonegate in January 2012 as Executive Vice President of Capital Markets and in April 2013 he became our Chief Financial Officer. From May 2010 to December 2011, Mr. Macke was the Executive Vice President and Chief Financial Officer of Americare Ambulance Service, a provider of emergent and non-emergent ambulance transportation. Prior to that, from May 2008 to January 2010, Mr. Macke was the Chief Financial Officer and Founder of Automated Call Technologies, a telecommunications transaction processing business. Additionally, from 1987 to 2006, Mr. Macke was with Irwin Mortgage, a residential mortgage lending company, where he was the senior vice president responsible for capital markets, strategy and business development. He spent a large portion of his career managing the financial analysis department which included servicing valuation and MSRs hedging among other duties. Mr. Macke was also the Chief Operating Officer of Freedom Mortgage after its acquisition of Irwin Mortgage. He holds an MBA from the Kelley School of Business at Indiana University and a BS degree in finance from the University of Dayton.

Barbara A. Cutillo—Ms. Cutillo co-founded the company in 2005 with Mr. Cutillo, and served as Chief Financial Officer until April 2013. She currently serves as the Chief Administrative Officer and leads the company’s corporate support areas which include: strategic planning, legal, human resources and corporate communications. Prior to co-founding Stonegate in 2005, Ms. Cutillo was the Director of Finance for a non-regulated subsidiary of Citizens Gas and Coke Utility in Indianapolis, Indiana from 1997 to 2000. The subsidiary provided venture capital and/or mezzanine debt to companies in the natural gas industry. She has deep finance and accounting experience having been a Senior Associate for Coopers & Lybrand where she was engaged in the audit practice. She holds a BS in Accounting from University of Kentucky, an MBA in Finance from the Kelley School of Business at Indiana University and a current CPA designation in the state of Indiana.

Bryan Specht—Mr. Specht joined Stonegate in December 2012 as Chief Operating Officer. Mr. Specht brings nearly 20 years of experience managing retail, correspondent and wholesale mortgage lending operations. He joined Stonegate from Citibank, a global financial services company, where he worked from March 2011 to October 2012 as Senior Vice President of Operations leading Bank Retail Fulfillment, and from January 2005 to May 2009 as Senior Vice President, Operations Director. In between his two jobs with Citibank, Mr. Specht worked for GMAC Mortgage, a national provider of mortgages, home loans, and refinancing options, from May 2009 to February 2011, where he was Vice President, Senior Operations Director. Mr. Specht is responsible for Stonegate’s operations in retail, wholesale and correspondent channels. Mr. Specht holds a BS degree in accounting from Western State College of Colorado.

Steve Landes—Mr. Landes joined Stonegate in February 2008 as Executive Vice President of Loan Origination. He oversees the company’s retail, wholesale and correspondent lending channels. Mr. Landes’ experience in mortgage lending encompasses 22 years, including positions as Senior Vice President of Retail Lending at Novastar Mortgage from April 2000 to February 2006, where he was responsible for 4,500 employees in over 400 retail offices throughout the Unites States; CEO of Ampro Financial Services, a national title company, from March 2002 to August 2003 and Regional President for IndyMac Bank from February 2006 to January 2008, with responsibility for sales and operations of the wholesale and correspondent lending channels throughout the central United States. Mr. Landes holds a BS degree in finance from the University of Central Missouri.

Eric Scholtz—Mr. Scholtz joined Stonegate in January 2013 as Executive Vice President of Structured Finance. Mr. Scholtz is a capital markets executive with over 20 years’ experience in the structuring, pricing and trading of mortgage and asset-backed securities. Prior to joining Stonegate, Mr. Scholtz served in a number of senior executive positions at GMAC Residential Funding from May 1986 to February 2007, most recently as Executive Vice President of Capital Markets and Senior Vice President, Head of Trading where he was responsible for the acquisition and ultimate sale/securitization of $150 billion annual volume in Agency and non-Agency mortgage loans. Mr. Scholtz is a graduate of the University of Iowa.

Robert Meachum—Mr. Meachum joined Stonegate in March 2013 as Executive Vice President of Servicing. Mr. Meachum has over 20 years’ experience in mortgage banking and has held executive positions at Homeward Residential (previously American Home), Saxon Mortgage and GMAC ResCap. Prior to joining

Stonegate, he served as Senior Vice President, Subservicing and Special Servicing from April 2012 to March 2013 at Homeward Residential, a banking firm involved in the acquisition, purchase, sale, securitization, and servicing of residential mortgages. He was responsible for Homeward’s fee-based servicing, including business development, sub- and special servicing operations and oversight of primary servicing operations. From October 2007 to March 2012, Mr. Meachum served as Executive Vice President, Servicing at Saxon Mortgage Services Inc., a wholly-owned subsidiary of Morgan Stanley and one of the nation’s premier subprime servicers with a particular focus on managing distressed assets. As EVP, Servicing at Saxon, Mr. Meachum was responsible for managing the operational credit risk of Saxon’s $37 billion servicing portfolio and developing the business strategy and turnaround efforts of Saxon’s servicing platform. Additionally, Mr. Meachum served as a director for the Board of Directors of Saxon Mortgage Services Inc. and its subsidiaries from January 2011 to January 2012. At GMAC ResCap, Mr. Meachum served as Managing Director for Homecomings Financial, whose servicing portfolio exceeded $100 billion, where he was responsible for servicing and consumer originations. Mr. Meachum earned degrees in Political Science and Accounting from Southern Methodist University and is a Certified Public Accountant.

Kevin Bhatt—Mr. Bhatt is a partner of Long Ridge Equity Partners, a private investment firm focused on the financial services industry that is an affiliate of ours. Prior to joining Long Ridge in February 2010, he was a Vice President of AEA Investors, a leading middle market private equity firm, from July 2006 to February 2010. Mr. Bhatt earned his B.A. degree in economics with honors from Princeton University and his Master of Business Administration degree from Harvard Business School. We believe Mr. Bhatt is qualified to serve on our Board of Directors because of his numerous years of experience in the financial industry and deep understanding of our business. Mr. Bhatt was designated as a director nominee by Stonegate Investors Holdings pursuant to the Shareholders Agreement and has been a member of our Board of Directors since February 2012.

Jim Brown—Mr. Brown is the co-founder and Managing Partner of Long Ridge Equity Partners, a private investment firm focused on the financial services industry that is an affiliate of ours, which he founded in July 2007. He is also a Managing Director of TH Lee Putnam Ventures, a technology-focused private equity firm, which he co-founded in August 1999. Mr. Brown has served as a director for Liquidnet’s Board of Directors since March 2000 and as a director for FXCM’s Board of Directors since January 2008. Mr. Brown graduated from New York University with a B.S. and graduated with honors from Wharton Business School of the University of Pennsylvania with a Masters of Business Administration. We believe Mr. Brown is qualified to serve on our Board of Directors because of his extensive experience investing in and serving on the boards of growth companies, and because of his deep understanding of our business. Mr. Brown was designated as a director nominee by Stonegate Investors Holdings pursuant to the Shareholders Agreement and has been a member of our Board of Directors since February 2012.

Richard Kraemer—Mr. Kraemer has been a member of our Board of Directors since May 2013 and brings with him over 35 years of experience. His knowledge comes from holding several senior executive positions at multiple banks and public companies as well as taking positions on several boards. Mr. Kraemer is a retired investor. Mr. Kraemer served as Chairman of the Board of Directors of Saxon Capital Inc., a publicly-traded mortgage real estate investment trust (“REIT”), from 2001 through 2006. Mr. Kraemer is a member of the Board of Directors of FBR Capital Markets and Urban Financial. Mr. Kraemer also served as a trustee and member of the audit committee of American Financial Realty Trust (NYSE: AFR), a publicly-traded REIT, from 2002 to 2008. From 1996 to 1999, Mr. Kraemer was Vice Chairman of Republic New York Corporation, a publicly-traded holding company for Republic National Bank. From 1993 to 1996, Mr. Kraemer was Chairman and Chief Executive Officer of Brooklyn Bancorp, a publicly-traded holding company for Crossland Federal Savings Bank. Mr. Kraemer earned his Bachelor of Science degree in Business Administration with a major in Real Estate from Pace University, New York. We believe Mr. Kraemer is qualified to serve on our Board of Directors because of his executive expertise with financial institutions and his extensive board service of several publicly-traded companies.

Sam Levinson—Mr. Levinson has been a member of our Board of Directors since May 2013. Since 2004 Sam Levinson has been a principal and managing partner at Glick Family Investments, a private family office located in New York, New York where he oversees private equity investments. Mr. Levinson has experience serving as a member on several boards and as a Chairman of the Audit Committee for Canary Wharf Group. Mr. Levinson has served as a director of Canary Wharf Group in London, a U.K. property developer and manager of office and retail space, since 2004; of Songbird Estates, Canary Wharf Group’s holding company, since 2004; of Coleman Cable Inc., a manufacturer of wire and cable, since 2005; of American European Group Insurance Company since 2006 and of Dynasty Financial Partners, LLC, which provides investment and technology platforms for independent financial, investment, and wealth management advisors, since 2011. Additionally, Mr. Levinson served as a director of West Coast Bancorp of Portland, Oregon from February 2011 until its sale in April 2013. Mr. Levinson is also the founder, president and controlling shareholder of Trapeze Inc., a real estate investment company, where he has served since 2002. We believe Mr. Levinson is qualified to serve on our Board of Directors because he is an experienced executive and director with numerous years of experience in the financial industry.

Rich Mirro—Mr. Mirro brings over 35 years of industry experience to Stonegate’s Board of Directors. For six years, he served North American Mortgage Corporation as President and Chief Operating Officer (1996-1999) and then as Chairman and Chief Executive Officer (1999-2002). Prior to that, he spent a decade from February 1986 to August 1996, with Chase Manhattan Mortgage where he held a variety of titles, including Chief Operations Officer, Chairman and Chief Executive Officer. Mr. Mirro also served as the CEO of Fleet Mortgage from August 1996 to December 1996. Mr. Mirro earned his B.A. in economics from St. Vincent College and a Master of Arts in mathematical economics from Duquesne University. We believe Mr. Mirro is qualified to serve on our Board of Directors because he is an accomplished financial services executive with more than 30 years of experience in the mortgage banking arena. Mr. Mirro was designated as a director nominee by Stonegate Investors Holdings pursuant to the Shareholders Agreement and has been a member of our Board of Directors since February 2012.

Scott Mumphrey—Mr. Mumphrey has been a member of our Board of Directors since February 2010 and brings with him over 35 years of executive management experience. He has extensive expertise in long and short range strategic planning, development, operations and property management. He is currently a principal at Second Curve Partners, a private equity and advisory services firm he co-founded in 2009 focused on small to moderate sized companies. Additionally, Mr. Mumphrey has served as an organizational consultant to Beijing Hualian Group, a leading Chinese retail enterprise, from October 2012 to the present. Prior to founding Second Curve Partners, he worked for Simon Property Group, the largest real estate company in the world, as President of Simon Management Group from 2002 to 2009. He was also Executive Vice President of Property Management for Simon Property Group, Inc. from 1992 to 1999. Mr. Mumphrey joined Simon Property Group and Melvin Simon & Associates, Inc. in 1974. Mr. Mumphrey earned his B.S. degree in Business Administration from Louisiana State University. We believe Mr. Mumphrey is qualified to serve on our Board of Directors because of his extensive executive management experience, his advisory work with multiple startup companies, and his investment background.

James J. Cutillo, our Chief Executive Officer and a Director, and Barbara A. Cutillo, our Chief Administrative Officer, are married. There are no other family relationships among any of our directors, director nominees or executive officers.

Board of Directors

Immediately prior to our May 2013 private offering, we adopted our Second Amended and Restated Articles of Incorporation (the “Articles”) and Second Amended and Restated Code of Regulations, as further amended (the “Regulations”). Our Regulations provide that our Board of Directors shall consist of not less than six and not more than eleven directors as the Board of Directors or shareholders may from time to time determine. Our Regulations currently provide for a staggered Board of Directors with two separate “classes” of directors which will be comprised of at least three directors each, but our directors have not yet been assigned to their respective classes. At our 2013 annual shareholders’ meeting, which we expect to hold in August 2013, we will be proposing to amend our Regulations to provide for three classes of directors each with at least three directors. Assuming this proposal is approved, our Board of Directors will be divided into three classes that will be, as nearly as possible, of equal size. In this event, each class of directors will be elected for a three-year term of office, but the terms will be staggered so that the term of only one class of directors expires at each annual meeting. The initial terms of the Class I, Class II and Class III directors will expire in 2014, 2015 and 2016, respectively. If this proposal is not approved, we will continue with our current two class structure and will assign the directors to their respective classes at our 2013 annual shareholders meeting.

Under our shareholders’ agreement (the “Shareholders’ Agreement”) with Stonegate Investors Holdings, which is our largest shareholder, Stonegate Investors Holdings is entitled to nominate (i) three directors for our Board of Directors until the earlier of the completion of this initial public offering and the date on which their beneficial ownership of our common stock falls below 30% of the outstanding shares of common stock, (ii) thereafter two directors until the date on which their beneficial ownership of our common stock falls below 20% of the outstanding shares of common stock; and (iii) thereafter one director until the date on which their beneficial ownership of our common stock falls below 10% of the outstanding shares of common stock. In addition, at least one Stonegate Investors Holdings nominated director will be on each committee of our Board of Directors until the date on which their beneficial ownership of our common stock falls below 10% of the outstanding shares of common stock for so long as their representation on those committees is permitted by the corporate governance rules of the national securities exchange on which our shares of common stock are then listed. See “Certain Relationships and Related Party Transactions” for a further description of the Shareholders’ Agreement.

Upon completion of this offering, our Board of Directors will consist of nine directors, five of whom will be “independent,” with independence being determined in accordance with the listing standards. We expect that our Board of Directors will determine that Messrs. Mirro, Kraemer and Levinson will be our independent directors, along with two additional directors who will be appointed prior to our initial public offering. Our independent directors will meet regularly in executive sessions without members of management present.

Our Board of Directors believes its members collectively have or will have the experience, qualifications, attributes and skills to effectively oversee the management of our company, including a high degree of personal and professional integrity, an ability to exercise sound business judgment on a broad range of issues, sufficient experience and background to have an appreciation of the issues facing our company, a willingness to devote the necessary time to Board of Directors duties, a commitment to representing the best interests of our company and our shareholders and a dedication to enhancing stockholder value.

Committees of the Board of Directors

Our Board of Directors will have three committees: the Audit and Risk Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Each of these committees will consist of three members:

Audit and Risk Committee. The Audit and Risk Committee assists the Board of Directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. Our Board of Directors will affirmatively determine that a majority of the Audit and Risk Committee member nominees meets the definition of “independent director” for purposes of the rules. Our Board of Directors will also determine which member of our audit committee qualifies as an “audit committee financial expert” under SEC rules and regulations.

Compensation Committee. The Compensation Committee supports the Board of Directors in fulfilling its oversight responsibilities relating to senior management and director compensation, including the administration of the 2011 Omnibus Incentive Plan.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee assists the Board of Directors in identifying and recommending candidates to fill vacancies on the Board of Directors and for election by the shareholders, recommending committee assignments for members to the Board of Directors, overseeing the Board of Directors’ annual evaluation of the performance of the Board of Directors, its committees and individual directors, reviewing compensation received by directors for service on the Board of Directors and its committees and developing and recommending to the Board of Directors appropriate corporate governance policies, practices and procedures for our company.

Director	Audit and Risk Committee	Compensation Committee	Nominating and Corporate Governance Committee
Kevin B. Bhatt	Member
James Gerard Brown
Richard A. Kraemer
Sam Levinson
Rich A. Mirro	Chair
Joseph Scott Mumphrey.

Messrs. Mirro and Bhatt currently serve on our Audit and Risk Committee, which is chaired by Mr. Mirro. We expect to make additional appointments to our committees prior to our initial public offering.

Compensation Committee Interlocks and Insider Participation

Upon the effectiveness of the registration statement of which this prospectus forms a part, our Board of Directors will form a Compensation Committee as described above. Prior to this offering, the compensation of our executive officers was determined by our Chief Executive Officer and the Board of Directors. Following this offering, the Compensation Committee of our board of directors will have responsibility for establishing and administering compensation programs and practices with respect to our executive officers, including the named executive officers. None of our executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

Conflict of Interest and Business Ethics Policy

Our Board of Directors has established a conflict of interest and business ethics policy that applies to our officers, directors and employees. Among other matters, our conflict of interest and business ethics policy is designed to ensure that all employees avoid any conflict between their personal interests and those of our company. The purpose of the policy is to ensure that our honesty and integrity, and therefore our reputation, are not compromised. The fundamental principle guiding the policy is that no employee or director should have, or appear to have, personal interests or relationships that actually or potentially conflict with the best interests of our company as further governed by applicable rules and regulations.

Limitations on Liabilities and Indemnification of Directors and Officers

For information concerning limitations of liability and indemnification applicable to our directors, executive officers and, in certain circumstances, employees, see “Certain Provisions of Ohio Law and of Stonegate’s Articles and Regulations,” and “Certain Relationships and Related Party Transactions.”

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

The following table presents compensation awarded in 2012 to our principal executive officer and our two other most highly compensated persons serving as executive officers as of December 31, 2012 or paid to or accrued for those executive officers for services rendered during 2012. We refer to these executive officers as our “named executive officers.”

Name & Principal Position	Year	Salary ($)	Bonus ($)(1)	Equity Awards ($)	Nonequity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Jim Cutillo	2012	294,174	0	0	600,000	56,115	950,289
Chief Executive Officer and Director
Dan Bettenburg	2012	252,503	505,006	0	0	24,233	781,742
President
Steve Landes	2012	179,171	229,842	0	120,750	38,546	568,309
EVP—Loan Origination

(1)	Mr. Bettenburg’s and Mr. Landes’ annual bonuses for 2012 were determined by the Board in its discretion.

(2)	Mr. Cutillo’s employment agreement provided certain targets for his 2012 annual bonus, as discussed below in connection with his employment agreement. All or a portion of the annual bonus, at the election of Mr. Cutillo, may be payable in shares of our common stock in accordance with the terms of his employment agreement. Mr. Cutillo elected to receive $475,000 of his $600,000 annual bonus for 2012 in the form of stock. For 2012, in addition to his discretionary bonus, Mr. Landes was also awarded quarterly bonuses based on actual performance measured against certain operational targets, as described below. Mr. Landes’ maximum aggregate quarterly bonus opportunity for 2012 based on these targets was $180,000.

(3)	All Other Compensation includes: for each named executive officer, company matching 401(k) contributions, monthly automobile payments, auto insurance premiums and health insurance premiums; for Mr. Cutillo, monthly country club dues, disability insurance premiums and certain attorney’s fees; and for Messrs. Bettenburg and Landes, rental and utilities costs for an apartment in Indianapolis, Indiana.

Bonuses

The Company maintains an annual bonus program (the “Annual Incentive Plan”). Participants in the Annual Incentive Plan are selected by the Board of Directors after being recommended for participation by the Chief Executive Officer. The Board of Directors sets a maximum bonus payout based on a participant’s salary and establishes performance goals for each participant and determines whether such goals have been met for the annual performance period pursuant to the terms of the plan (including, for Mr. Cutillo, certain targets provided under his employment agreement, as discussed below, and for Mr. Landes, additional quarterly bonuses based on achievement of certain operational metrics, including cost and risk management and hiring and retention of employees, compared to budgeted targets). Our Board of Directors relies primarily on the judgment of its members in making bonus determinations after reviewing our performance and financial condition for the year and carefully evaluating an executive officer’s performance during the year. In addition, our Board of Directors considers an executive officer’s leadership qualities, business responsibilities and length of career with us in determining an appropriate bonus amount. To date, bonuses for our executive officers have been approved by our Board of Directors on a discretionary basis in those instances where it desires to reward outstanding performance during the fiscal year by our executive officers.

Employment Agreements

Employment Agreement with Mr. Cutillo. We have entered into an employment agreement with Mr. Cutillo, which became effective on March 9, 2012, and was amended on May 14, 2013. The agreement’s term expires on May 14, 2015, with subsequent automatic two-year renewals, unless either party provides the other with at least 60 days’ prior notice of non-renewal. During the term of the agreement, Mr. Cutillo will serve as our Chief Executive Officer and the Company will nominate him to serve as a member of the Board of Directors.

Material terms of the employment agreement include:

•

an annual base salary of $400,000, reconsidered for an increase annually by the Board of Directors, provided that Mr. Cutillo’s base salary for any year shall not be less than his base salary for the prior year unless the decrease is part of a company payroll reduction policy and the decrease is not disproportionate to that of other executives;

•	eligibility for annual cash performance bonuses of up to 200% of base salary, as discussed below;

•	eligibility for a bonus of up to $2,250,000 in connection with certain transactions or employment terminations, in either case, prior to an initial public offering, as discussed below;

•	eligibility for a special one-time cash bonus of $250,000 upon the completion of an initial public offering (including this offering), as discussed below;

•	eligibility for grants of awards under the Amended and Restated 2011 Omnibus Incentive Plan, as amended, (the “Plan”), at the sole discretion of the Board of Directors; and

•

participation in our benefit plans on the same basis as our other senior executives, with full payment of Mr. Cutillo’s health insurance premiums to the extent permitted by tax law (and if not permitted, a cash payment intended to cover the cost of such premiums).

Mr. Cutillo’s employment agreement provides for an annual bonus based on financial targets and strategic goals. Fifty percent of the annual bonus will be based on the achievement of financial targets, and 50% will be based on strategic goals, as specified by the Board of Directors for the calendar year. Mr. Cutillo will receive a bonus payment equal to 50% of his base salary if we achieve or exceed the “budgeted targets” and 100% of his base salary if we achieve or exceed the “stretch targets” (as defined in the employment agreement) based on net income and EBITDA as set forth in the annual budget for the calendar year. If net income and EBITDA fall between the budgeted targets and the stretch targets, Mr. Cutillo will receive an amount equal to between 50% and 100% of base salary determined based on straight-line interpolation. All or a portion of the annual bonus, at the election of Mr. Cutillo, may be payable in shares of our common stock, in accordance with the terms set forth in his employment agreement. Mr. Cutillo elected to receive $475,000 of his $600,000 annual bonus for 2012 in the form of stock.

Mr. Cutillo is eligible for a special one-time payment (the “Designated Payment”) upon the earlier to occur of (1) certain sale transactions (a “Designated Sale”) or (2) Mr. Cutillo’s termination of employment for any reason, in either case, prior to the completion of an initial public offering (including this offering) generating proceeds of at least $50 million (an “IPO”). The amount of the Designated Payment that may be earned ranges from $1,000,000 to $2,250,000 depending on the Company’s share price received in connection with either a Designated Sale or on the last day of Mr. Cutillo’s employment, as applicable. The Designated Payment is subject to a four-year vesting schedule with 25% of the payment vesting on each of January 1, 2014, January 1, 2015, January 1, 2016 and January 1, 2017, with accelerated vesting of 100% for the Designated Payment upon a Change in Control (as defined below). The vested portion of the Designated Payment will be paid in a lump sum in cash (or, at the Company’s discretion, shares of the Company’s common stock) on the first regular payroll date following Mr. Cutillo’s termination or such certain sale transaction, as applicable. Mr. Cutillo’s entitlement to the Designated Payment will terminate upon the completion of this offering.

A Designated Sale is the first to occur of (a) a transaction in which we merge or consolidate with another company after which less than 50% of the voting power of the surviving corporation is represented by shares that were shares of the Company’s common stock prior to such merger or (b) a sale of 80% or more of the then outstanding shares of the Company’s common stock, provided, in each case, that the consideration received by our shareholders consists solely of cash or readily marketable securities, but excluding, in each case, transactions with Long Ridge Capital or its controlled affiliates. Change in Control means (i) the acquisition by any person or group of more than 25% of the total voting power of the Company’s common stock or (ii) a merger, after which less than 50% of the total voting power of the surviving company is represented by shares that were shares of the Company’s common stock prior to the merger, but excluding, in each case, transactions with Long Ridge Capital or its controlled affiliates.

Mr. Cutillo is eligible to receive a special, one-time bonus equal to $250,000, contingent upon the completion of an IPO (including this offering), subject to Mr. Cutillo’s continued employment with the Company through the date of such completion. Mr. Cutillo was previously paid a similar one-time cash bonus of $250,000 upon the completion of the May 2013 private offering.

If we terminate Mr. Cutillo’s employment for “cause,” he will be entitled to receive his annual base salary through the termination date and payment of other accrued but unpaid payments and benefits pursuant to the terms of the applicable plans or programs (the “Accrued Payments”), but thereafter will have no further rights under the employment agreement. “Cause” generally means failure to exercise duties after written notice, dishonest actions including fraud and embezzlement, conviction of certain crimes, excessive alcohol use in the workplace, use of illegal drugs, misconduct that might subject us to liability, breach of duty of loyalty, Mr. Cutillo’s breach of his employment agreement or any other agreement with us, insubordination, or being found guilty by a court of law of discrimination or harassment of any employee.

If Mr. Cutillo resigns without “good reason,” he will be entitled to receive his annual base salary through the termination date and payment of the Accrued Payments. “Good reason” generally means a diminution in Mr. Cutillo’s base salary (other than a diminution resulting from a payroll reduction policy generally impacting all Company employees or generally impacting all senior executives of the Company and the decrease to Mr. Cutillo’s base salary is not materially disproportionate to the percentage decrease in salary applicable to other senior executives of the Company), a material diminution in Mr. Cutillo’s authority, duties or responsibilities that typically would result in Executive no longer being the CEO or reporting to the Board of Directors of a similarly situated company, a material change in the geographic location in which Mr. Cutillo must work or any other action of the Company constituting a material breach of the employment agreement.

If we terminate Mr. Cutillo’s employment without “cause” or Mr. Cutillo resigns for “good reason,” in each case as provided by the employment agreement, he will be entitled to receive his annual base salary through the termination date, payment of the Accrued Payments, the annual bonus earned by Mr. Cutillo and, subject to the execution of a release of claims in favor of us, continuation for one year of his then current base salary, paid in semi-monthly payments over a period of twelve months in accordance with our standard payroll policy.

If Mr. Cutillo is terminated by us due to “disability” (as defined in the employment agreement) or dies during the term of the agreement, he or his estate will, in each case, be entitled to his annual base salary through the termination date, payment of the Accrued Payments and any annual bonus earned by Mr. Cutillo.

Prior to the later of the date of (a) an initial public offering pursuant to which any shares of our common stock become traded on an established securities exchange (including this offering) and (b) the expiration of any market-standoff or lock-up period imposed on Mr. Cutillo in connection with such an initial public offering,

Mr. Cutillo, or if applicable, the representative of his estate or other guardian, has the right to cause us to repurchase all of the shares of our capital stock and all “eligible stock options” (as defined in the employment agreement) owned beneficially or of record by him upon his resignation, “disability,” death or termination without “cause,” or the acquisition of our company by a third-party that is primarily engaged in a business that is not the core business of our company. If Mr. Cutillo exercises this put option, he will sell the shares to us at a purchase price equal to the product of (a) the number of purchased shares held by Mr. Cutillo on the date of purchase and (b) the per share “market value” (as defined in the employment agreement) as of the date he or the representative of his estate delivers written notice to us exercising the option.

If Mr. Cutillo ceases to be employed by us for any reason, prior to the date on which any shares of our common stock become publicly traded on an established securities exchange, we will have the right, but not the obligation, to purchase all, but not less than all, of the shares and all eligible stock options owned beneficially or of record by Mr. Cutillo at the then-current “market value” of the shares (as defined in the employment agreement), subject to terms and conditions in his employment agreement. Our option to purchase such shares continues for one year following termination of Mr. Cutillo’s employment. Our repurchase right will terminate upon the completion of this offering.

The employment agreement also contains a confidentiality provision, which applies indefinitely, non-competition restrictions which apply during the term of the employment agreement and for one year following Mr. Cutillo’s termination for any reason and customer and employee non-solicitation restrictions which apply for two years following Mr. Cutillo’s termination for any reason.

Employment Agreement with Mr. Bettenburg. We have entered into an employment agreement with Mr. Bettenburg, which became effective on May 10, 2011, and was amended and restated on May 14, 2013. The agreement provides for at-will employment, meaning that either we or Mr. Bettenburg can terminate the agreement at any time for any or no reason. During the term of the agreement, Mr. Bettenburg will serve as our President.

Material terms of the employment agreement include:

•	an annual base salary of $300,000, redetermined annually by the Board of Directors;

•

eligibility for annual cash performance bonuses of up to 200% of base salary, as determined by the Board of Directors in its sole discretion, payable in cash or grants of stock, as determined by the Board of Directors;

•	eligibility for grants of awards under the Plan, at the sole discretion of the Board of Directors; and

•

participation in our benefit plans on the same basis as peer executives, with full payment by us of Mr. Bettenburg’s health insurance premiums to the extent permitted by tax law (and if not permitted, a cash payment intended to cover the cost of such premiums).

If we terminate Mr. Bettenburg’s employment for “cause” (as defined in the employment agreement), he will be entitled to his annual base salary through the termination date and payment of other accrued but unpaid payments and benefits pursuant to the terms of the applicable plans or programs (the “Accrued Payments”), but thereafter will have no further rights under the agreement. “Cause” generally means failure to exercise duties after written notice, dishonest actions including fraud and embezzlement, conviction of certain crimes, excessive alcohol use in the workplace, use of illegal drugs, misconduct that might subject us to liability, breach of Mr. Bettenburg’s duty of loyalty, Mr. Bettenburg’s breach of his employment agreement or any other agreement with us, insubordination, or being found guilty by a court of law of discrimination or harassment of any employee (or entering a settlement agreement for such a discrimination or harassment claim).

If Mr. Bettenburg resigns without “good reason” is terminated by us due to “disability” (each as defined in the employment agreement) or dies during the term of the agreement, he will, in each case, be entitled to payment of the Accrued Payments and his annual bonus, if any, prorated based on the number of days he was employed by us during the year of termination. “Good reason” generally means a material diminution in Mr. Bettenburg’s base salary (other than a similar diminution that impacts other similarly situated executives), a material diminution in Mr. Bettenburg’s authority, duties or responsibilities that typically would result in Executive no longer reporting to the CEO or the Board of Directors of a similarly situated company or any other action of the Company constituting a material breach of the employment agreement.

If we terminate Mr. Bettenburg’s employment without “cause” or Mr. Bettenburg resigns for “good reason,” in each case as provided by the employment agreement, he will be entitled to payment of the Accrued Payments, his annual bonus, if any, prorated based on the number of days Mr. Bettenburg was employed by us during the year of termination and, subject to the execution of a release of claims in favor of us, a lump sum cash payment in an amount equal to one-times Mr. Bettenburg’s then-current base salary.

If Mr. Bettenburg ceases to be employed by us for any reason or no reason, we will have the right, but not the obligation, prior to the date on which any shares of our common stock become publicly traded on an established securities exchange, to purchase all, but not less than all, of the shares and any or all eligible stock options owned beneficially or of record by Mr. Bettenburg at the then-current “value per share” (as defined in the employment agreement), subject to terms and conditions in his employment agreement. Our option to purchase such shares continues for one year following termination of Mr. Bettenburg’s employment. Our repurchase right will terminate upon the completion of this offering.

The employment agreement also contains a confidentiality provision, which applies indefinitely, non-competition restrictions that apply during the term of the employment agreement and customer and employee non-solicitation restrictions which apply for two years following Mr. Bettenburg’s termination of employment for any reason.

401(k) Plan

The 401(k) Plan, is a tax-qualified defined contribution savings plan for the benefit of all eligible employees of the Company. Employee contributions, including after-tax contributions, are permitted by means of pay reduction. The 401(k) Plan also provides for regular employer matching contributions up to a maximum of 100% of employee contributions up to 4% of a participant’s plan compensation. All employee contributions and earnings on employee contributions are at all times fully vested. Beginning with the second year of service, employer matching contributions are vested at a rate of 20% per year of service and are completely vested after six years of service.

Pension Benefits; Nonqualified Deferred Compensation

We do not currently offer any defined pension plans or any nonqualified deferred compensation plans to our named executive officers.

Amended and Restated 2011 Omnibus Incentive Plan

In 2011, we adopted the 2011 Omnibus Incentive Plan to give us a competitive advantage in attracting, retaining and motivating employees, consultants and directors and to more directly link incentives to the success of the Company and increases in shareholder value. The 2011 Omnibus Incentive Plan was amended on April 10, 2013 to increase the number of shares of our common stock available for grant under the Plan from 1,386,151 to 2,467,350 and was amended and restated on May 8, 2013 (as amended and restated, the “Plan”). The Plan provides for the grant of stock options (both incentive stock options and nonqualified stock options), stock appreciation rights (“SARs”), restricted stock, performance units, phantom stock, restricted stock units and stock awards, with each grant evidenced by an award agreement providing the terms of the award.

Eligibility

Awards under the Plan may be granted to the employees, consultants and directors of the Company and its affiliates who are responsible for or contribute to the management, growth and profitability of the business of the Company and/or its affiliates.

Administration

The Plan is administered by the Compensation Committee of our Board of Directors (the “Committee”). Among other things, the Committee will determine the grantees of awards under the Plan, the type of awards granted, the number of shares of our common stock subject to awards and the terms and conditions of such awards (including the vesting, acceleration or forfeiture conditions). Vesting conditions may be based on the continued service of the participant or any other term or condition (including achievement of performance goals). If performance goals are established by the Committee in connection with the grant of an award, they will be based upon performance criteria which may include, without limitation, one or more of the following: asset growth; combined net worth; debt to equity ratio; earnings per share; revenues; investment performance; operating income (with or without investment income or income taxes); cash flow; margin; net income (before or after taxes); earnings before interest, taxes, depreciation and/or amortization; return on total capital, equity, revenue or assets; and increase in the fair market value of the Company’s common stock. The vesting conditions placed on any award need not be the same with respect to each participant and the Committee shall have the sole discretion at any time to accelerate or waive, in whole or in part, any or all remaining restrictions on vesting or exercisability with respect to any or all of the awards. Any of the above criteria may be used with or without adjustment for extraordinary items or nonrecurring items and may be based upon the attainment of specified levels of Company or affiliate performance relative to the performance of other corporations.

In addition, the Committee has the authority to modify, amend or adjust the terms and conditions of any award, suspend the vesting or exercise of an award in connection with a transaction involving the Company and determine the circumstances under which an award may be settled in cash, common stock, other securities, other awards, other property, or any combination of the foregoing. The Committee has the authority to adopt, alter, waive and repeal any administrative rules, guidelines and practices governing the Plan or an award thereunder as the Committee deems advisable, to interpret the terms and provisions of the Plan, to interpret, amend or waive the terms or provisions of any award under the Plan (and related award agreement), to correct any defect, supply any omission or reconcile any inconsistency in the Plan and otherwise supervise the administration of the Plan. Any determination made by the Committee shall be made in the sole discretion of the Committee or its delegate, are not required to be uniform across participants, and all such decisions shall be final, binding and conclusive on all persons, including the Company, its affiliates and participants in the Plan.

Indemnification and No Liability

The Plan contains an indemnification and no liability provision. No member of the Committee, the Board of Directors or any officer or employee of the Company will be personally liable for any mistake of judgment made in good faith. The Company will indemnify and hold harmless any employee, officer or director to whom any duty or power relating to the administration or interpretation of the Plan may be allocated or delegated against any cost, expense or liability arising out of any act or omission to act in connection with the Plan unless it arises out of the individual’s own fraud or bad faith.

Shares Subject to the Plan

The number of shares of our common stock reserved and available for grant under the Plan is 2,467,350. Shares subject to an award under the Plan may be authorized and unissued shares or may be treasury shares. The total number of shares of common stock which may be issued pursuant to the exercise of incentive stock options granted under the Plan may not exceed 2,467,350. The Committee may make or provide for adjustments in number and kind of shares that may be granted under the Plan, in the number and kind of shares subject to outstanding awards and in the exercise price per share applicable to outstanding awards if the Committee in its sole discretion, exercised in good faith, determines adjustment is required to prevent dilution or enlargement of the rights of participants that would otherwise result from (i) any stock dividend, stock split, share combination or exchange, recapitalization or other change in the Company’s capital structure, (ii) any merger, share exchange, consolidation, split-up, spin-off, split-off, reorganization, partial or complete liquidation, or issuance of rights or warrants to purchase securities, affecting or involving the Company or (iii) any other corporate transaction or event having an effect similar to any of the foregoing. If any award is forfeited or terminates without being exercised or prior to vesting, shares of common stock subject to such awards will be available for distribution in connection with subsequent awards under the Plan. At the time of this offering, options to purchase 611,542 shares or awards had been granted and/or exercised and were no longer available for grant, options to purchase 1,539,883 shares were outstanding and 315,925 shares were available under the Plan.

Material Transaction

Except as provided in an award agreement with a participant, if we experience a transaction, determined by the Board of Directors to be material, including the consummation of a sale of the Company or all or substantially all of our assets, a sale of the majority of the stock of the Company, a merger or consolidation transaction or any other transaction deemed appropriate by the Board of Directors, the Board of Directors may, in its sole discretion, provide for treatment of awards in any manner it deems appropriate. This includes, but is not limited to, substituting all awards under the Plan for alternative consideration as it may determine to be equitable in the circumstances, the acceleration of vesting or lapsing of any restriction and requiring and exercise of and payment of any awards to occur at the time of the material transaction and/or provision of the same consideration, calculated on a per share basis, as the holders of shares were entitled to receive as if the award was exercised and the restrictions lapsed. Adjustments in connection with a material transaction and the manner of application of the provisions will be determined solely by the Board of Directors.

Stock Options

The Plan authorizes the grant of incentive stock options (under Section 422 of the Code) and options that do not qualify as incentive stock options (nonqualified stock options). The exercise price of each option will be determined by the Compensation Committee, provided that the price cannot be less than 100% of the fair market value of the shares of our common stock on the date on which the option is granted (or 110% of the shares’ fair market value on the grant date in the case of an incentive stock option granted to an individual who is a “ten percent stockholder” under Sections 422 and 424 of the Code). Incentive stock options will be exercisable in any calendar year only to the extent that the aggregate fair market value of the common stock with respect to which the incentive stock options are exercisable for the first time does not exceed $100,000. A stock option may be exercised by giving written notice of exercise to the Company specifying the number of shares subject to the stock options to be purchased, accompanied by payment in full of the purchase price by certified or bank check or such other instrument the Company may accept. If permitted by the Committee and applicable securities laws, the participant may deliver common stock already owned, cause to be withheld from the stock option shares of common stock or deliver a certified or bank check or other instrument that the Company accepts. The term of an option cannot exceed ten years from the date of grant (or five years in the case of an incentive stock option granted to a “ten percent stockholder”). Incentive stock options may only be granted to our employees.

Stock Appreciation Rights

The Plan authorizes the grant of SARs. A SAR provides the participant with the right to receive, upon exercise of the SAR, cash, shares of our common stock or a combination of the two. The amount that the participant will receive upon exercise of the SAR generally will equal the excess of the fair market value of the shares of our common stock covered by the surrendered SAR on the date of exercise over the fair market value on the date of grant of the shares covered by the SARs. We may limit the amount the participant will be entitled to receive upon exercise of SARs. SARs may only be exercised when the fair market value of the common stock covered by the SAR exceeds the fair market value of the common stock on the date the SAR is granted. SARs will become exercisable in accordance with terms determined by the Committee and may be exercised by giving written notice to the Company specifying the number of SARs the participant has elected to exercise. Payment is to be made in cash, however the award agreement may provide for payment in common stock, a combination of common stock and cash or the Committee may reserve the right to determine the manner of payment at the time of exercise. SARs may be granted in tandem with a stock option grant or as independent grants.

Restricted Stock

The Plan authorizes the grant of restricted stock. The Committee will determine the number of shares of restricted common stock to be awarded to any participant, the conditions for vesting or lapsing of restrictions, the time or times within which awards may be subject to forfeiture and any other terms and conditions of the award, which may include the achievement of performance goals (as described below) or in addition or in the alternative, may be conditioned upon continued service of the participant or any other term or condition. To the extent performance goals apply, the Committee will determine the applicable performance period, the performance goals and such other conditions that apply to the restricted stock award.

Except as otherwise provided in the award agreement, during the restriction period the participant will have all the rights of a shareholder of the Company, including, if applicable, the right to vote the shares and the right to receive any dividends or distributions. During the restriction period, the participant may not sell, assign, transfer, pledge or otherwise encumber the restricted stock. If the restriction period ends without a prior forfeiture of the restricted stock, certificates for the shares shall be delivered to participant upon surrender of any legended certificates. To the extent the award of restricted stock permits a Section 83(b) election, if the participant makes the election, the participant will promptly file a copy of the election with the Company.

Performance Units

The Plan authorizes the grant of performance units. The Committee will determine the number of performance units to be awarded, the duration of the period over which performance units are earned and any other terms and conditions of the award. Performance units represent the participant’s right to receive an amount at the end of a specified period if the terms and conditions established by the Committee are met. Performance units may not be sold, assigned, transferred, pledged or otherwise encumbered. If at the end of a specified period the terms and conditions are met, the Committee will determine the value of the performance units which value will be paid in cash, shares of our common stock or a combination thereof.

Phantom Stock

The Plan authorizes the grant of phantom stock. The Committee will determine the number of shares of phantom stock to be awarded to any participant and any restrictions or other terms and conditions of the award. The Committee may condition the vesting or lapsing of any restrictions on the phantom stock upon the attainment of performance goals, in addition to or in lieu of the participant’s continued service to the Company or any other term or condition. The Committee will determine the phantom restrictions, if any. Phantom stock may not be sold, assigned, transferred, pledged or otherwise encumbered. If the terms and conditions are satisfied, the Committee will determine the excess of fair market value of the common stock covered by the phantom stock on the date the restrictions lapse over the value of the common stock set forth in the award agreement. If payment is due, it may be made in cash, shares of our common stock or a combination thereof.

Restricted Stock Units

The Plan authorizes the grant of restricted stock units. The Committee will determine the number of restricted stock units to be awarded, the conditions for vesting or lapsing of restrictions, the period during which the restricted stock units are subject to forfeiture and any other terms and conditions of the award. The vesting or lapsing of restrictions on restricted stock units may be conditioned upon attainment of performance goals set by the Committee, or in addition or in the alternative, may be conditioned upon continued service of the participant or any other term or condition. To the extent performance conditions apply, the Committee will determine the applicable performance period, the performance goals and such other conditions that apply to the restricted stock unit. Restricted stock units may not be sold, assigned, transferred, pledged or otherwise encumbered. If the applicable restriction expires without a prior forfeiture of restricted stock units, the participant will be paid in cash the fair market value of a share of common stock on the date of the restriction lapse multiplied by the applicable number of restricted stock units.

Stock Awards

The Plan authorizes the grant of stock awards. The Committee will determine the number of shares covered by stock awards to be awarded to any participant and will determine any restrictions and terms and conditions of the award. The Committee may require the participant to pay a purchase price for each share of common stock subject to the stock award.

Effect of a Termination Event

Except as otherwise provided in the award agreement, if a termination of a participant’s relationship with the Company (whether as an employee, consultant or director) occurs, any award or portion of an award that is unvested as of the termination date will be terminated and be forfeited as of the employment termination date. Any stock option or SAR or portion of a stock option or SAR that has previously vested as of the termination date (and is otherwise exercisable) will terminate and be forfeited three months after the termination date, unless termination results from the participant’s death or disability, in which case the termination and forfeiture will take place one year after the termination date.

Amendment; Termination

The Board of Directors may amend, modify or terminate the Plan at any time, provided that no amendment, modification or termination may in any manner adversely affect any award granted pursuant to the Plan prior to the date of the termination, amendment or modification without consent of the participant or, if applicable, the transferee. Our shareholders will be required to approve any amendment to the extent such approval is necessary and desirable under the Code or any other applicable law or regulation.

Federal Income Tax Consequences

The following discussion is intended only as a brief summary of the U.S. federal income tax rules that are generally relevant to awards that may be granted under the Plan, based upon the U.S. federal tax laws currently in effect, and is not intended to constitute (and is not) tax advice. The laws governing the tax aspects of awards are highly technical and such laws are subject to change. The discussion is general in nature and does not take into account a number of considerations which may apply in light of the circumstances of a particular participant under the Plan. The income tax consequences under applicable foreign, state or local tax laws may not be the same as under U.S. federal income tax laws. Tax consequences to participants may vary based on their individual circumstances, and participants in the Plan are strongly urged to consult their own tax advisors regarding their federal, state, local, foreign and other tax consequences.

Code Section 409A

All awards under the plan that are intended to be exempt from Section 409A of the Internal Revenue Code of 1986 (“Section 409A”) shall be interpreted, administered and construed to comply with and preserve such exemption, and all awards granted under the Plan that are intended to be “deferred compensation” subject to Section 409A shall be interpreted, administered and construed to comply with Section 409A; the Board of

Directors and the Committee shall have full authority to give effect to this intent. To the extent necessary to do so, in the case of any conflict or potential inconsistency between the Plan and a provision of any award or award agreement with respect to an award, the Plan shall govern.

Nonqualified Stock Options and SARs

Upon the grant of a nonqualified stock option or SAR, assuming the exercise price is at least equal to the fair market value of a share of common stock on the date of grant, the award holder will not recognize any taxable income and the Company will not be entitled to a deduction. Upon the exercise of a nonqualified stock option or SAR, the excess of the fair market value of the shares acquired on the exercise of the nonqualified stock option or SAR over the exercise price or the cash paid in settlement of the SAR (the “spread”) will constitute compensation taxable to the award holder as ordinary income. The Company, in computing its U.S. federal income tax, will generally be entitled to a deduction in an amount equal to the compensation taxable to the award holder.

Incentive Stock Options

An optionee will not recognize taxable income on the grant or exercise of an incentive stock option. However, the spread at exercise will constitute an item includible in alternative minimum taxable income, and, thereby, may subject the optionee to the alternative minimum tax. Such alternative minimum tax may be payable even though the optionee receives no cash upon the exercise of the incentive stock option.

Upon the disposition of shares of stock acquired pursuant to the exercise of an incentive stock option, after the later of (i) two years from the date of grant of the incentive stock option or (ii) one year after the transfer of the shares to the optionee (the “ISO Holding Period”), the optionee will recognize long-term capital gain or loss, as the case may be, measured by the difference between the stock’s selling price and the exercise price. The Company is not entitled to any tax deduction by reason of the grant or exercise of an incentive stock option, or by reason of a disposition of stock received upon exercise of an incentive stock option if the ISO Holding Period is satisfied. Different rules apply if the optionee disposes of the shares of stock acquired pursuant to the exercise of an incentive stock option before the expiration of the ISO Holding Period.

Restricted Stock

A grantee who is awarded restricted stock will not recognize any taxable income for federal income tax purposes in the year of the award, provided that the shares of common stock are subject to restrictions (that is, the restricted stock is nontransferable and subject to a substantial risk of forfeiture). However, if permitted by the Company the grantee may timely elect under Section 83(b) of the Code to recognize compensation income in the year of the award in an amount equal to the fair market value of the common stock on the date of the award (less the purchase price, if any), determined without regard to the restrictions. If the grantee does not make such a Section 83(b) election, the fair market value of the common stock on the date the restrictions lapse (less the purchase price, if any) will be treated as compensation income to the grantee and will be taxable in the year the restrictions lapse, and dividends paid while the common stock is subject to restrictions will be recognized by the grantee as ordinary income and subject to withholding taxes. If we comply with applicable reporting requirements, if applicable, we will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

Performance Units; Phantom Stock and Restricted Stock Units

There are no immediate tax consequences of receiving an award of performance units, phantom stock or restricted stock units, as long as the award is subject to restrictions (that is, the award is not transferrable and is subject to a substantial risk of forfeiture). A grantee who is awarded performance units, phantom stock or restricted stock units will be subject to FICA tax and withholding at vesting, and will be required to recognize ordinary income in an amount equal to the fair market value of the award at the end of the restriction period. If we comply with applicable reporting requirements, we will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

Unrestricted Stock

Participants who are awarded unrestricted common stock will be required to recognize ordinary income in an amount equal to the fair market value of the shares of common stock on the date of the award, reduced by the amount, if any, paid for such shares. If we comply with applicable reporting requirements, we will be entitled to a business expense deduction in the same amount and generally at the same time as the grantee recognizes ordinary income.

Awards to Mr. Cutillo; Other Awards to Senior Management

In connection with the May 2013 private offering we made grants of stock options to certain of our executives and other key employees to purchase up to 1,438,389 shares of our common stock in the aggregate at an exercise price of $18.00 a share, including grants to Mr. Cutillo to purchase 897,218 shares, Mr. Bettenburg to purchase 125,611 shares, and Mr. Landes to purchase 89,722 shares. These options are subject in all respects to the terms and conditions set forth in the Plan and the award agreements pursuant to which these options were granted. In the event that the grantee’s employment is terminated, prior to the date on which any shares of our common stock become publicly traded on an established securities exchange the options are subject to the Company’s call right, consistent with the Company’s call right described above in connection with Mr. Cutillo’s and Mr. Bettenburg’s employment agreements. The options vest, subject to the grantee’s continued employment with the Company, in equal annual installments on each of the first through fourth anniversaries of the grant date. Other provisions, including with respect to termination of employment, are described above in connection with the summary of the Plan.

Mr. Cutillo’s stock option award vests in equal annual installments of 25% on each of January 1, 2014, January 1, 2015, January 1, 2016 and January 1, 2017, subject, in each case, to his continued employment with the Company or earlier termination of employment without cause, resignation for good reason or a Change in Control. Mr. Cutillo’s option award provides that if his employment is terminated by the Company without “cause” or if he resigns for “good reason,” the option award will vest to the extent that it would have vested had Mr. Cutillo continued to be employed through the next January 1 following his termination date. Mr. Cutillo’s option award vests in full upon a Change in Control (as defined in his employment agreement). Awards to employees other than Mr. Cutillo vest in equal annual installments of 25% on each of the first through fourth anniversaries of the grant date, subject to continued employment with the Company through each such vesting date.

Other Equity Awards

Equity awards not granted as described above under “Awards to Mr. Cutillo; Other Awards to Senior Management” will be reserved for further issuance under the Plan, up to the number of shares reserved and not previously issued.

Director Compensation

Upon the completion of this offering, our Board of Directors intends to establish a compensation program for all our directors. Pursuant to this compensation program, we intend to pay, on a quarterly basis, the following fees to each of our directors:

•	an annual cash retainer of $60,000;

•	additional Board of Directors fees and Committee fees as follows:

•	Lead Independent Director—$50,000 annually

•	Audit Committee Chair—$15,000 annually

•	Compensation Committee Chair—$10,000 annually

•	Nominating and Governance Committee Chair—$10,000 annually

We will also reimburse our directors for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as directors, including without limitation travel expenses in connection with their attendance in-person at Board of Directors and committee meetings. Directors who are employees will not receive any compensation for their services as directors.

The following table presents compensation awarded in 2012 to our non-employee directors as of December 31, 2012 or paid to or accrued for those directors for services rendered during 2012.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Richard Mirro	75,000	78,931	0	153,931

(1)	On March 9, 2012 and pursuant to the letter agreement with Mr. Mirro, we granted Mr. Mirro stock options to purchase 101,494 shares of our common stock at an exercise price of $3.97 per share. The stock options vest in twelve equal successive quarterly installments beginning June 30, 2012 and ending June 30, 2015, subject to continued service with the Company. If Mr. Mirro ceases to serve as a member of the Board of Directors, all of the stock options will be forfeited and/or exercisable as provided in the Plan. The amount in this column represents the aggregate grant date fair value of the stock option grant, computed in accordance with FASB ASC Topic 718.

Director Agreement

Compensation paid to Mr. Mirro for his service as a director in 2012 was determined pursuant to a letter agreement with Mr. Mirro, which became effective on March 9, 2012. The letter designated Mr. Mirro as a non-executive director of the Company. Material terms of the letter agreement include: (1) a fee of $50,000 annually, paid in four equal quarterly installments; (2) a fee of $5,000 for each calendar quarter Mr. Mirro serves on the Audit Committee; (3) a fee of $5,000 for each calendar quarter Mr. Mirro serves on the Risk Committee; (4) a fee of $5,000 for each regularly scheduled quarterly meeting of the Board of Directors that Mr. Mirro attends; and (5) an option grant, as described below. Mr. Mirro’s letter agreement will be terminated upon the closing of this offering at which time he will be entitled to receive the same director compensation that all of the other outside directors are entitled to receive.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Under SEC rules, a related person is an officer, director, nominee for director or beneficial holder of more than 5% of any class of our voting securities since the beginning of the last fiscal year or an immediate family member of any of the foregoing. Our Board of Directors will approve a written related party transaction policy that will take effect prior to completion of this offering. Pursuant to this policy, directors (including director nominees), executive officers and employees will be required to report to the Chief Administrative Officer any transactions or circumstances that may create or appear to create a conflict between the personal interests of the individual and the interests of the Company, regardless of the amount involved. The Chief Administrative Officer will report these transactions to the nominating and corporate governance committee of the Board of Directors, which is responsible for evaluating each related party transaction and making a recommendation to the disinterested members of the Board of Directors as to whether the transaction at issue is fair, reasonable and within Company policy and whether it should be ratified and approved. The nominating and corporate governance committee, in making its recommendation, will consider various factors, including the benefit of the transaction to the Company, the terms of the transaction and whether they are at arm’s-length and in the ordinary course of the Company’s business, the direct or indirect nature of the related person’s interest in the transaction, the size and expected term of the transaction, and other facts and circumstances that bear on the materiality of the related party transaction under applicable law and listing standards.

Prior to the adoption of the written policy, our Board of Directors used similar processes and controls to obtain information from our directors, executive officers and significant shareholders regarding related party transactions and then determined, based on the facts and circumstances, whether we or a related person had a direct or indirect material interest in these transactions.

Arrangements with Long Ridge Equity Partners and its Affiliates

Long Ridge Equity Partners controls our largest shareholder, Stonegate Investors Holdings. Long Ridge Equity Partners is a private investment firm focused on the financial services industry.

Investor Rights Agreement

In connection with the investment by Stonegate Investors Holdings in us, we entered into an Investor Rights Agreement which was amended in May 2013 pursuant to which Stonegate Investors Holdings is entitled to various registration, preemptive and information rights with respect to our securities owned by it. Specifically, the Investor Rights Agreement, as amended, provides Stonegate Investors Holdings with the following registration rights:

Specified Registration. Stonegate Investors Holdings may request, at any time after the earlier of (1) March 9, 2015 and (2) the date that is six months after the effective date of our first registration statement for a public offering of our securities, that we register all or part of the securities held by Stonegate Investors Holdings, including shares of common stock owned by it following the May 2013 private offering and shares of common stock issued upon exercise of the warrant owned by it described below.

Company Registration. If we determine to register any of our securities (other than in certain excluded registrations), we have agreed to promptly notify Stonegate Investors Holdings and use our commercially reasonable efforts to include in that registration all or part of the securities held by Stonegate Investors Holdings that Stonegate Investors Holdings requests that we include.

Stonegate Investors Holdings is entitled to three registration requests on the terms described above under the Investor Rights Agreement. In this initial public offering and in any company registration, the registration rights of Stonegate Investors Holdings will be pari passu with the registration rights of the holders in the May 2013 private offering. Thereafter, Stonegate Investors Holdings will have priority over the investors in the May 2013 private offering with respect to its specified registrations and any registrations that it requests.

The Investor Rights Agreement contains customary provisions relating to registration rights, including, without limitation, customary rights relating to registration procedures, our obligation to pay registration expenses (other than selling expenses), our right to defer certain registrations, the right of Stonegate Investors Holdings to distribute their equity securities by means of an underwriting, cutback rights, holdback rights, indemnification, reporting, cooperation, transfer and assignment, and termination.

The Investor Rights Agreement provides that if we grant any other person registration rights that are more favorable to the holder of those registration rights than the registration rights of Stonegate Investors Holdings under the Investor Rights Agreement, the registration rights of Stonegate Investors Holdings under the Investor Rights Agreement shall be deemed to be amended to incorporate such more favorable provisions.

In addition to the registration rights, the Investor Rights Agreement, as amended, provides that, so long as Stonegate Investors Holdings continues to own at least 10% of the shares of our outstanding common stock, Stonegate Investors Holdings has the right of first refusal to purchase its pro rata share of any securities that we propose to issue and sell in a private offering or private placement, subject to certain exceptions. In any such offering, Stonegate Investors Holdings is required to pay the same consideration and accept the same material terms as any other prospective purchaser of such securities.

The Investor Rights Agreement also provides that Stonegate Investors Holdings will have the right to request and receive certain financial information so long as it continues to own at least 10% of the shares of our outstanding common stock.

Shareholders’ Agreement

In connection with our May 2013 private offering, we entered into an amendment to the Shareholders’ Agreement with Stonegate Investors Holdings and our other shareholders pursuant to which Stonegate Investors Holdings has various governance and other rights. Specifically, the amendment to the Shareholders’ Agreement provides for the following with respect to the composition of our Board of Directors and committees thereof:

•

Until to the earlier of the completion of our initial public offering of our shares of common stock or the date upon which Stonegate Investors Holdings beneficially owns less than 30% of the shares of our outstanding common stock, Stonegate Investors Holdings is permitted to designate three members to our Board, which will include seven members, subject to an increase in the Board size to ten members in the circumstances discussed under “Description of Capital Stock—Registration Rights” herein.

•

After the completion of our initial public offering of our shares of common stock, Stonegate Investors Holdings will be permitted to designate two members to our Board so long as it owns at least 20% of the shares of our outstanding common stock and one member to our Board so long as it owns at least 10% and not more than 20% of the shares of our outstanding common stock. Upon completion of our initial public offering of our shares of common stock, we have agreed that a majority of the members of our Board will be independent within the meaning of the corporate governance rules of the principal securities exchange on which shares of our common stock are admitted for trading.

•

Subject to the corporate governance rules of the principal securities exchange on which shares of our common stock are admitted for trading (which we expect will be the             ), if shares of our common stock are then admitted for trading, Stonegate Investors Holdings is permitted to designate one member to each committee of our Board.

Management Agreement

In connection with the investment in Stonegate Investors Holdings in us in March 2012, we entered into a Management Agreement with Long Ridge Equity Partners pursuant to which Long Ridge Equity Partners was entitled to a management fee in consideration of the consulting and advisory services that it provides to us. In connection with the May 2013 private offering, we agreed with Long Ridge Equity Partners LLC to terminate the Management Agreement upon payment of the management fee for 2013 (in the amount of $320,000) and our agreement to make an additional payment of $500,000 to Long Ridge Equity Partners LLC upon the earlier of the consummation of our initial public offering of our shares of common stock and May 15, 2014 (the first anniversary of the consummation of the May 2013 private offering). Thus, we paid Long Ridge Equity Partners LLC a management fee of $320,000 upon consummation of the May 2013 private offering and expect to pay them a termination fee of $500,000 at the closing date of this offering.

Loan and Security Agreement

On March 29, 2013, we entered into an agreement with Stonegate Investors Holdings under which Stonegate Investors Holdings made us a loan of $10,000,000 (the “SIH Loan”) secured by all the equipment, intellectual property and products of the Company. The loan bore an annual rate equal to 5%, compounded monthly. The loan was funded on March 29, 2013 and was paid in full upon the closing of the May 2013 private offering on May 15, 2013. The security interest was released at the closing of the May 2013 private offering.

Warrant Agreement

As part of the consideration for granting the SIH Loan, we entered into a warrant agreement, dated as of March 29, 2013, between us and Stonegate Investors Holdings (the “Warrant Agreement”), which gives the holder thereof the right to subscribe for and purchase our common stock (the “Warrant”). The holder is entitled to purchase up to 277,777 shares of common stock at an exercise price of $18.00 per share, in each case subject to adjustments for recapitalizations and reclassifications. The term of the Warrant commenced on May 15, 2013 (the closing of our issuance of common stock in the May 2013 private offering) and will remain exercisable for five years until May 15, 2018.

The purchase price can be paid, at the election of the holder of the Warrant, by (i) cash or check or (ii) on a net issuance basis, by surrender of all or a portion of the Warrant for common stock to be exercised. To the extent the Warrant is not previously exercised as to all shares subject to it, and if the fair market value of one share of common stock is greater than the exercise price of $18.00, the Warrant will be deemed automatically exercised on a net issuance basis as of immediately before its expiration. The Warrant, after the date that it becomes exercisable, is transferrable, in whole or in part, without charge to the holder (except for transfer taxes), upon surrender of the Warrant.

Voting Agreement

Under the Registration Rights Agreement, which we entered into in connection with the May 2013 private offering, and our code of regulations, if (i) we have not caused a resale shelf registration statement registering the shares of common stock sold in the May 2013 private offering for resale, or a registration statement relating to an initial public offering of our common stock, to be declared effective by the SEC by June 30, 2014, or (ii) we have completed an initial public offering of our common stock prior to June 30, 2014, but we have not caused a shelf registration statement for the resale of the shares sold in the May 2013 private offering to be declared effective by the SEC by the 75th day after the closing date of the initial public offering, subject to extension under certain circumstances, we will be required to call a special meeting of our shareholders (a “Special Election Meeting”) to consider and vote upon proposals to expand the size of our Board of Directors by three and to elect three new independent directors nominated by the holders of the shares of common stock sold in this offering to fill those three vacancies, unless the holders of at least 75% of the outstanding shares of our common stock entitled to vote thereon, excluding shares beneficially owned by our directors and officers and by Stonegate Investors Holdings, consent to a waiver or deferral of the requirement that we hold the special meeting. Upon the completion of the May 2013 private offering, we, Stonegate Investors Holdings and FBR

Capital Markets & Co entered into a Voting Agreement pursuant to which (1) Stonegate Investors Holdings will not be entitled to nominate any director nominees at the Special Election Meeting, (2) any shares our common stock beneficially owned by Stonegate Investors Holdings will be counted as present for quorum purposes at the Special Election Meeting, (3) Stonegate Investors Holdings will be required to vote all its shares FOR the proposal to expand the size of the Board of Directors by three at the Special Election Meeting, (4) if we hold a Special Election Meeting because we have not caused a shelf registration statement for the resale of the shares sold in the May 2013 private offering, or a registration statement relating to an initial public offering of our common stock, to be declared effective by the SEC by June 30, 2014, Stonegate Investors Holdings will have the right either to vote all of its shares FOR the election of the three nominees at the Special Election Meeting or to withhold its vote with respect to the election of the three nominees, if we hold a Special Election Meeting because we have completed an initial public offering of its common stock prior to June 30, 2014, but we have not caused a shelf registration statement for the resale of the shares sold in this offering to be declared effective by the SEC by the 75th day after the closing date of our initial public offering, Stonegate Investors Holdings will be required to vote its shares FOR the election of the three nominees at the Special Election Meeting. In no event will Stonegate Investors Holdings have the right to vote its shares against the election of the three nominees. The term of the Voting Agreement will expire on the first to occur of the date that our obligation to call the Special Election Meeting expires or November 30, 2014.

Arrangements with Certain Executive Officers and Directors

In 2011, New Market Holdings, LLC issued two subordinated notes to us for $250,000 each (or $500,000 in aggregate total amount). Each subordinated note bore a 10% interest rate and each note was repaid in full on March 30, 2012, in accordance with its terms. Dan Bettenburg, our President, is the founder and manager New Market Holdings, LLC.

In 2012, Steve Landes, our EVP – Loan Origination, issued a subordinated note to us for $250,000. The subordinated note bore a 10% interest rate and was repaid in full on March 30, 2012, in accordance with its terms.

We have an agreement with an entity in which Scott Mumphrey, one of our directors, is a principal to manage and grow our Home Improvement Program division, which primarily focuses on the origination of certain FHA and Fannie Mae loans. In accordance with the terms of our agreement, the entity in which Mr. Mumphrey is a principal receives an annual management fee of $107,500 payable quarterly through January 15, 2014, 10% of all revenue generated by the division payable quarterly through January 15, 2014, and 33.33% of the annual net income of the division for calendar 2012 and 2013. The management fees amounted to $339,362 for the year ended December 31, 2012. The balance outstanding at March 31, 2013 amounted to $110,486 and is included in due to related parties in our March 31, 2013 balance sheet.

During 2008-2011, we extended loans to Jim Cutillo, our Chief Executive Officer. The notes were made at various times during those years, and as of March 31, 2013 a balance in the amount of $214,273 remained, bearing interest at the “Prime Rate” per year as announced by the Wall Street Journal on December 31 each year, with all of the notes maturing on April 1, 2014. In the second quarter of 2013, the notes were forgiven by the disinterested members of our Board of Directors.

Compensation paid to Mr. Mirro for his service as a director in 2012 was determined pursuant to a letter agreement with Mr. Mirro, which became effective on March 9, 2012. The letter designated Mr. Mirro as a non-executive director of the Company. Material terms of the letter agreement include: (1) a fee of $50,000 annually, paid in four equal quarterly installments; (2) a fee of $5,000 for each calendar quarter Mr. Mirro serves on the Audit Committee; (3) a fee of $5,000 for each calendar quarter Mr. Mirro serves on the Risk Committee; (4) a fee of $5,000 for each regularly scheduled quarterly meeting of the Board of Directors that Mr. Mirro attends; and (5) an option grant, as described above. Mr. Mirro’s letter agreement will be terminated upon the closing of this offering at which time he will be entitled to receive the same director compensation that all of the other outside directors are entitled to receive.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of shares of our common stock as of the date of this prospectus, by (1) each person known by us to be the beneficial owner of five percent or more of shares of our common stock, (2) each of our named executive officers, (3) each of our directors, (4) all of our executive officers and directors as a group.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our common stock subject to options or other rights held by that person that are exercisable or will become exercisable within 60 days after the date of this prospectus, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the shares of our common stock shown as beneficially owned by such person, except as otherwise set forth in the notes to the table.

The percentages reflect beneficial ownership immediately after the completion of this offering as determined in accordance with Rule 13d-3 under the Exchange Act and are based on             shares of our common stock outstanding as of the date immediately following the completion of this offering. The address for all beneficial owners in the table below is 9190 Priority Way West Drive, Suite 300, Indianapolis, IN 46240.

	Common Stock Outstanding
	Immediately Prior to this Offering			Immediately After this Offering
Name of Beneficial Owner	Number of Shares Beneficially Owned		Percent of Class	Number of Shares Beneficially Owned	Percent of Class
5% or Greater Shareholders after Offering:
Affiliates of Long Ridge Equity Partners	8,480,588	(1)	47.4%

Executive Officers and Directors:
James J. Cutillo	732,220		4.2%
Barb Cutillo(2)	—		—
Bryan Specht	—		—
Daniel J. Bettenburg	611,542		3.5%
John Macke	—		—
Steve Landes	291,091		1.7%
Eric Scholtz	55,556		0.3%
Robert Meachum	55,555		0.3%
Kevin Bhatt(3)	8,480,588		47.4%
James Brown(3)	8,480,588		47.4%
Richard Mirro(4)	101,494		0.6%
Scott Mumphrey(5)	585,150		3.3%
Richard Kraemer	—		—
Sam Levinson	—		—

All executive officers and directors as a group (14 persons)	10,913,196		61.3%

(1)	Includes (1) 8,064,881 shares of common stock currently held by of record Stonegate Investors Holdings, (2) 104,691 shares of common stock currently held of record by Long Ridge Equity Partners I, LP, (3) 33,239 shares of common stock currently held of record by Long Ridge Offshore Subsidiary Holdings, LLC and (4) 277,777 shares of common stock available for immediate purchase at $18.00 per share pursuant by Stonegate Investors Holdings pursuant to their Warrant Agreement, which is described further under “Certain Relationships and Related Party Transactions—Arrangements with Long Ridge Equity Partners and its Affiliates—Warrant Agreement.”

(2)	Ms. Cutillo may be deemed to be the beneficial owner of shares beneficially owned by Mr. Cutillo, her spouse. Ms. Cutillo disclaims beneficial ownership of such shares.

(3)	Messrs. Bhatt and Brown are each principals and officers of certain affiliates of Long Ridge Equity Partners and thus may have control of such shares. Although each of Messrs. Bhatt and Brown may be deemed to be the beneficial owner of shares beneficially owned by affiliates of Long Ridge Equity Partners, each of them disclaims beneficial ownership of any such shares except to the extent of their undivided pecuniary interest.

(4)	Represents immediately exercisable options to purchase 101,494 shares of common stock granted under the 2011 Omnibus Incentive Plan.

(5)	All shares of common stock are owned of record by Second Curve Partners, LLC of which Scott Mumphrey and his spouse own 50 percent of the outstanding voting equity interests.

DESCRIPTION OF CAPITAL STOCK

General

Stonegate currently has 125,000,000 authorized shares of stock consisting of 100,000,000 shares of common stock, $0.01 par value, and 25,000,000 shares of preferred stock.

As of June 15, 2013, there were:

•	17,604,236 shares of common stock issued and outstanding held by 23 shareholders of record, and no shares of preferred stock issued and outstanding;

•	1,539,883 shares of our common stock issuable upon the exercise of outstanding stock options; and

•	277,777 shares of our common stock issuable upon the exercise of outstanding warrants.

Common Stock

Holders of our common stock are entitled to one vote for each share of our common stock they hold on all matters to be voted on by the shareholders. Subject to the superior terms of any preferred stock which may be issued and outstanding at any time, the holders of our common stock are also entitled to share in the net assets of Stonegate upon liquidation.

Holders of our common stock are not entitled to any dividends unless declared by the Board of Directors of Stonegate, and such dividends are subject to the rights of the holders of any preferred stock discussed below. Holders of our common stock are not entitled to any preemptive rights in connection with the issuance of any additional shares of capital stock of Stonegate in the future and are not entitled to cumulate their votes in the election of directors or otherwise.

Restrictions on Ownership and Transfer of Common Stock

In order to assist us in complying with applicable Federal and state regulations that regulate our activities as an originator and servicer of mortgage loans, including regulations that restrict ownership of our common stock, our Articles generally prohibit any person from beneficially owning more than 9.9% of the outstanding shares of our common stock. Effective as of the closing of this offering, however, this ownership restriction will be removed.

While the ownership restriction remains in place, our Board of Directors may, in its sole discretion, from time to time increase the 9.9% ownership limit for one or more persons and decrease the 9.9% ownership limit for all other persons; provided, however, that the decreased ownership limit will not be effective for any person whose percentage ownership in common stock in excess of such decrease until such time as such person’s ownership percentage of common stock equals or falls below the decreased ownership limit, but any further acquisition of our common stock in excess of such percentage ownership of our common stock will be in violation of the ownership limit.

Any attempted transfer of shares of our capital stock which, if effective, would violate any of the restrictions described above will result in the number of shares of our capital stock causing the violation (rounded up to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries and the proposed transferee will not acquire any rights in those shares. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the purported transfer or other event that results in the transfer to the trust. Shares held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares held in the trust, will have no rights to dividends or other distributions and will have no rights to vote or other rights attributable to the shares held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to our discovery that shares have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or other distribution paid to the trustee will be held in trust for the charitable beneficiary. Subject to Ohio law, the trustee will have the authority (i) to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that shares of our stock have been transferred to the trust, the trustee will sell the shares to a person, designated by the trustee, whose ownership of the shares will not violate the above ownership and transfer limitations. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee and to the charitable beneficiary as follows. The proposed transferee will receive the lesser of (i) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price (as defined in our charter) of the shares on the day of the event causing the shares to be held in the trust and (ii) the price per share received by the trustee (net of any commission and other expenses of sale) from the sale or other disposition of the shares. The trustee may reduce the amount payable to the proposed transferee by the amount of dividends and other distributions that have been paid to the proposed transferee and are owed by the proposed transferee to the trustee. Any net sale proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the charitable beneficiary. If, prior to discovery that our shares of our stock have been transferred to the trust, the shares are sold by the proposed transferee, then (i) the shares shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the proposed transferee received an amount for the shares that exceeds the amount he or she was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, shares of our stock held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (ii) the market price on the date we, or our designee, accept the offer, which we may reduce by the amount of dividends and distributions that have been paid to the proposed transferee and are owed by the proposed transferee to the trustee. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee.

If a transfer to a charitable trust, as described above, would be ineffective for any reason to prevent a violation of a restriction, the transfer that would have resulted in a violation will be void ab initio, and the proposed transferee shall acquire no rights in those shares.

Any certificate representing shares of our capital stock, and any notices delivered in lieu of certificates with respect to the issuance or transfer of uncertificated shares, will bear a legend referring to the restrictions described above, or, instead of the legend the certificate may state that the Company will furnish a full statement about restrictions on transferability to a shareholder on request and without charge. We do not expect to issue certificates representing shares of our capital stock.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our capital stock that will or may violate any of the foregoing restrictions on ownership and transfer, or any person who would have owned shares of our capital stock that resulted in a transfer of shares to a charitable trust, is required to give written notice immediately to us, or in the case of a proposed or attempted transaction, to give at least 15 days’ prior written notice, and provide us with such other information as we may request in order to determine the effect of the transfer on our status under applicable laws, rules and regulations.

These ownership limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for shares of our common stock or otherwise be in the best interest of our shareholders.

Warrant

On March 29, 2013 we issued a warrant to Stonegate Investors Holdings. The warrant gives the holder thereof the right to subscribe for 277,777 shares of our common stock at $18.00 per share. For a description of the Warrant Agreement and the terms thereof, see “Certain Relationships and Related Party Transactions—Warrant Agreement.”

Preferred Stock

Under our current articles of incorporation (but subject to the limitations prescribed by law), our Board of Directors may issue shares of preferred stock in one or more series, and may establish from time to time the number of shares to be included in such series and may fix the designation, powers, privileges, preferences and relative participating, optional or other rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof. When and if we issue preferred stock, we will establish the applicable preemptive rights, dividend rights, voting rights, conversion privileges, redemption rights, sinking fund rights, rights upon voluntary or involuntary liquidation, dissolution or winding up and any other relative rights, preferences and limitations for the particular preferred stock series.

We believe that the ability of our Board of Directors to issue preferred stock provides us with flexibility in structuring possible future financings and acquisitions and to meet other corporate needs that might arise. The authorized shares of our preferred stock, as well as shares of our common stock, are available for issuance without further shareholder action, unless applicable law or applicable              Exchange rules require such action.

Market Listing

We will apply for listing our common stock on the              under the symbol “             ”.

Transfer Agent and Registrar

We have retained American Stock Transfer & Trust Company, LLC as the transfer agent and registrar for our common stock.

Registration Rights

The purchasers of common stock in our May 2013 private offering are entitled to the benefits of a Registration Rights Agreement between us and the initial purchaser and placement agent in that May 2013 private offering, acting for itself and for the benefit of the investors in that May 2013 private offering, the form of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Under the Registration Rights Agreement, we agreed, at our expense, to use our commercially reasonable efforts to confidentially submit or file with the SEC as soon as reasonably practicable but in no event later than September 12, 2013 (which is 120 days after the closing date of the May 2013 private offering) a shelf registration statement registering for resale the registrable shares (as defined in the Registration Rights Agreement) plus any additional shares of common stock issued in respect thereof whether by stock dividend, stock distribution, stock split, or otherwise. We refer to this registration statement as the “resale shelf registration statement.” We are obligated to use our commercially reasonable efforts to cause the shelf registration statement to become effective under the Securities Act as soon as reasonably practicable after filing, and in any event, subject to certain exceptions, no later than February 15, 2014, and to maintain its continuous effectiveness under the Securities Act, subject to certain blackout periods, for the period described in the Registration Rights Agreement.

If by September 12, 2013 (which is 120 days after the closing date of the May 2013 private offering) we have not confidentially submitted or filed the shelf registration statement for the resale of the shares sold in this offering, other than as a result of the SEC being unable to accept such confidential submissions or filings, then Mr. Cutillo, if employed by us and owed a bonus with respect to services performed in 2013, shall forfeit 50% of his annual and/or discretionary bonus that otherwise would be payable to him with respect to services performed in 2013, and shall thereafter forfeit an additional 10% of that bonus for each complete calendar month such default continues, whether under an employment agreement with us, a bonus plan or any other bonus arrangement, until the shelf registration statement is confidentially submitted or filed.

In addition, if (i) prior to June 30, 2014, either a shelf registration statement for the resale of registrable shares has not been declared effective by the SEC or we have not completed an initial public offering of our common stock pursuant to a registration statement filed for that purpose, or (ii) we have completed an initial public offering of our common stock prior to June 30, 2014, but we have not caused a shelf registration statement for the resale of the shares sold in this offering to be declared effective by the SEC by the 75th day after the closing date of the initial public offering, subject to extension under certain circumstances, then the Registration Rights Agreement will require that we hold a special meeting of our shareholders for the purpose of considering and voting on proposals to expand the Board of Directors by three and elect three new independent directors to our Board of Directors who are nominated by the holders of the shares sold in the May 2013 private offering, unless the holders of at least 75% of the outstanding shares of our common stock entitled to vote thereon, excluding shares beneficially owned by our directors and officers and by Stonegate Investors Holdings, consent to a waiver or deferral of the requirement that we hold the special meeting.

All holders of the shares of our common stock sold in our May 2013 private offering and each of their respective direct and indirect transferees may elect to participate in this offering as selling shareholders, subject to:

•

execution of a customary underwriting agreement; completion and execution of any questionnaires, powers of attorney, indemnities, custody agreements, securities escrow agreements and other documents, including opinions of counsel, reasonably required under the terms of such underwriting agreement; and provision to us of such information as we may reasonably request in writing for inclusion in the registration statement;

•	compliance with the Registration Rights Agreement;

•	cutback rights on the part of the underwriters; and

•	other conditions and limitations that may be imposed by the underwriters.

Each selling stockholder, if any, will have agreed with us not to directly or indirectly sell, offer to sell, grant any option or otherwise transfer or dispose of our common stock, other than shares sold in this offering, for 180 days after the date of this prospectus. All of the other holders of shares of our common stock sold in our May 2013 private offering have agreed with us not to directly or indirectly sell, offer to sell, grant any option or otherwise transfer or dispose of our common stock for 60 days after the date of this prospectus. We have agreed not to waive or otherwise modify this agreement without the prior written consent of             .

We will agree to indemnify each selling stockholder, if any, for certain violations of federal or state securities laws in connection with any registration statement in which such selling stockholder sells its shares of our common stock pursuant to these registration rights.

The preceding summary of certain provisions of the Registration Rights Agreement is not intended to be complete, and is subject to, and qualified in its entirety by reference to, all of the provisions of the Registration Rights Agreements, the form of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

CERTAIN PROVISIONS OF OHIO LAW AND

STONEGATE’S ARTICLES AND REGULATIONS

We are an Ohio corporation, and therefore the rights of our shareholders are governed by the applicable laws of the State of Ohio, including the Ohio Revised Code and the Ohio General Corporation Law, and our Articles and Regulations.

The following summary discusses some of the material provisions of our Articles and Regulations, as well as some of the material rights of our shareholders under Ohio law. The following summary is not intended to be an exhaustive discussion of the Articles and Regulations or of such rights.

The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of the Ohio General Corporation Law, other applicable Ohio laws, and our Articles and Regulations, as applicable.

Authorized Capital Stock

Our Articles authorize 100,000,000 shares of common stock, $0.01 par value, of which 17,604,236 shares are issued and outstanding as of the date of this prospectus, and 25,000,000 shares of preferred stock, of which no shares are issued and outstanding.

Number and Election of Board of Directors

Under Ohio law, a corporation’s articles of incorporation or code of regulations determines the number of directors. Unless the articles of incorporation or code of regulations fixes the number or provides a manner of fixing or changing the number of directors by the shareholders, the shareholders may fix or change the number of directors at a shareholders’ meeting for the election of directors by the affirmative vote of a majority of the shares represented at the meeting and entitled to vote. We have set this shareholder approval threshold at two-thirds in our Regulations. Our Regulations also provide for no fewer than six and no more than eleven directors, the specific number of which can also be established by our Board of Directors from time to time or our shareholders. Our Board of Directors has established the current number of directors at seven but we expect this number to be increased to nine by the completion of this offering.

Our Regulations currently provide for a staggered Board of Directors with two separate “classes” of directors which will be comprised of at least three directors each. Our directors have not yet been assigned to their classes. At the annual meeting of our shareholders in 2013 (which we expect to hold in August 2013), we will be proposing to amend our Regulations to provide for three classes of directors each with at least three directors. Assuming this proposal is approved, the directors will be assigned to their respective classes at the meeting with the Class I directors elected to serve until the annual meeting of shareholders in 2014, the Class II directors elected to serve until the annual meeting of shareholders in 2015 and the Class III directors elected to serve until the annual meeting of shareholders in 2016. Thereafter, at each annual meeting of shareholders, Board of Directors candidates shall be elected for three year terms. If the proposal is not approved, we will continue with our current two class structure, and our directors will be assigned to their classes at our 2013 annual shareholders meeting. Director candidates receiving the most votes shall be elected and each director shall hold office until the expiration of the term of office for the class to which such director is elected, unless such director earlier resigns, is removed, or dies.

Ohio law provides that each shareholder of an Ohio corporation has the right to vote cumulatively in the election of directors if certain notice requirements are satisfied, unless the articles of incorporation of the corporation to eliminate cumulative voting for directors. Our Articles do not allow cumulative voting rights in director elections or otherwise.

Removal of Directors

Under Ohio law, a director may be removed with or without cause by a majority of the shares entitled to vote at an election of the directors, unless the articles of incorporation or code of regulations specify a greater vote or, if the corporation has a classified Board of Directors and is an “issuing public corporation” (as defined by the Ohio General Corporation Law), then cause is required. Our Regulations provide that all of the directors (or any director) may be removed by the affirmative vote of the holders of no less than 75% of our shares entitled to vote at an election of directors, but only for cause. Ohio law also provides that a director may be removed by order of court if he or she has been found to be of unsound mind or adjudicated a bankrupt.

Newly Created Directorships and Vacancies

Under Ohio law, unless a corporation’s articles of incorporation or code of regulations provide otherwise, the remaining directors of a corporation may fill any vacancy in the Board of Directors by the affirmative vote of a majority of the remaining directors. Directors elected to fill a vacancy serve the balance of the unexpired term. Our Regulations provide that any vacancy may be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum. Our shareholders are also authorized to fill the vacancies.

Our Regulations also contain provisions similar to the special shareholder meeting provisions contained in the Registration Rights Agreement to require that we hold a special meeting of our shareholders for the purpose of considering and voting on proposals to expand the size of the Board of Directors by three and to elect three new independent directors to our Board of Directors, if (i) prior to June 30, 2014, either a shelf registration statement for the resale of the shares sold in this offering has not been declared effective by the SEC or we have not completed our initial public offering of our common stock pursuant to a registration statement filed for that purpose, or (ii) we have completed an initial public offering of our common stock prior to June 30, 2014, but we have not caused a shelf registration statement for the resale of the shares sold in this offering to be declared effective by the SEC by the 75th day after the closing date of the initial public offering, subject to extension under certain circumstances, unless the holders of at least 75% of the outstanding shares of our common stock entitled to vote thereon, excluding shares beneficially owned by our directors and officers and by Stonegate Investors Holdings, consent to a waiver or deferral of the requirement that we hold the special meeting.

Quorum of Directors

Under Ohio law, unless the articles of incorporation or code of regulations provide otherwise, a majority of the authorized number of directors is necessary to constitute a quorum for a meeting of the directors, except that a majority of the directors in office constitutes a quorum for filling a vacancy in the Board of Directors. Our Regulations provide that a majority of directors in office constitutes a quorum.

Annual Meetings of Shareholders

Under Ohio law, an annual meeting of shareholders for the election of directors shall be held on a date designated by, or in the manner provided for in, the articles of incorporation or the code of regulations. In the absence of such designation, the annual meeting shall be held on the first Monday of the fourth month following the close of each fiscal year of the corporation. When the annual meeting is not held or directors are not elected thereat, they may be elected at a special meeting called for that purpose. Our Regulations provide that the annual meeting of shareholders shall be held at such time and place within or without the State of Ohio as may be designated by the directors or, in the absence of a designation by the directors, the Chairman of the Board of Directors, if any, the Chief Executive Officer, the Secretary, or any other individual entitled to give notice pursuant to the Regulations. The Regulations also provide that not more than sixty days nor less than ten days before the date fixed for a meeting of shareholders, whether annual or special, notice of the time, place, and purposes of the meeting, and the means, if any, by which shareholders can be present and vote at the meeting through communications equipment, shall be given.

Special Meetings of Shareholders

Under Ohio law, a special meeting of a corporation’s shareholders may be called by the chairman of the Board of Directors, the president (or vice president, if authorized to exercise the president’s authority, in case of the president’s death or disability), the Board of Directors, a holder of shares of common stock representing at least 25% of the outstanding shares entitled to vote at the special meeting (unless the articles of incorporation or code of regulations provide for a greater or lesser amount not more than 50%), or by any other person authorized by the corporation’s articles of incorporation or code of regulations. All shareholders of record entitled to vote must be given notice of all shareholder meetings not less than seven nor more than sixty days before the date of the shareholder meeting, unless the articles of incorporation or the code of regulations provide otherwise. Our Regulations provide that any of the following persons may call a special meeting of shareholders: the Chairman of the Board of Directors, the Chief Executive Officer, the Board of Directors by action at a meeting, a majority of the Board of Directors acting without a meeting, or by the person or persons who hold at least 25% of all of our outstanding shares entitled to be voted on any proposal to be submitted at the meeting. The notice requirements for special meetings are the same as for annual meetings under the Regulations.

Quorum of Shareholders

Under Ohio law, unless the articles of incorporation or the code of regulations otherwise provide, the shareholders present in person, by proxy, or by the use of communications equipment at any meeting of shareholders shall constitute a quorum for such meeting. Our Regulations provide that, to constitute a quorum at any meeting of shareholders, there shall be present in person, by proxy, or by the use of communications equipment, shareholders of record entitled to exercise not less than 50% of our voting power in respect of any one of the purposes for which the meeting is called.

Voting Requirements

Under the Ohio General Corporation Law, each shareholder is entitled to one vote per share unless the corporation’s articles of incorporation provide otherwise. Under our Articles, the holders of our shares of common stock are entitled to one vote per share on all matters to be voted on by the shareholders, and such proposals generally may be authorized by the affirmative vote of the holders of a majority of the voting power of the corporation, whether in person, by proxy, or by the use of communications equipment, on any matter properly brought before the meeting. Ohio law provides that holders of a particular class of shares are entitled to vote as a separate class if the rights of that class are affected in certain respects by mergers, consolidations, or amendments to the articles of incorporation. Special voting requirements for amendments to articles and regulations, and for mergers, dissolution, dispositions of all or substantially all of an Ohio corporation’s assets, and majority share acquisitions and combinations are discussed below.

Action By Written Consent

Except as otherwise expressly permitted by law, the Ohio General Corporation Law allows actions that could be taken at a meeting of shareholders to be taken without such a meeting, by unanimous written consent of shareholders that would have been entitled to vote on the matter if a meeting were held. The writing or writings must be filed with or entered upon the records of the corporation. The Ohio General Corporation Law also allows this right to act by written consent to be eliminated in the articles of incorporation. Neither our Articles nor our Regulations deny our shareholders the ability to act by written consent under the Ohio General Corporation Law.

Rights of Preferred Shareholders

If any of our preferred shares were to be issued, the rights of the holders of our shares of common stock would likely be subordinated to the rights, powers, and preferences of holders of such preferred shares, including with respect to any voting, dividend, and liquidation rights, as may be designated in the Articles or by resolution of the Board of Directors.

Business Conducted at Shareholder Meetings

Our Regulations provide that nominations for election to the Board of Directors may be made at an annual meeting of shareholders only (i) pursuant to the notice of meetings (or any supplement thereto), (ii) by or at the direction of the Board of Directors, or (iii) by any shareholder who was a shareholder of record at the time the notice provided is delivered to us, who is entitled to vote at the meeting, and who complies with the advance notice and other procedures set forth in our Regulations. Ohio law and our Regulations provide that only those individuals who are properly nominated as directors in accordance with the Regulations may be elected as directors.

Our Regulations provide that business to be conducted at an annual meeting of shareholders must be (i) specified in the notice of the meeting, (ii) otherwise properly brought before the meeting by the presiding officer or by or at the direction of a majority of the entire Board of Directors, or (iii) otherwise properly requested to be brought before the meeting by a shareholder in accordance with the advance notice provisions of our Regulations. To be properly brought before a special meeting, business must be (i) specified in the notice of the meeting, or (ii) otherwise brought before the meeting by the presiding officer or by or at the direction of a majority of the entire Board of Directors.

Amendment of Articles

Under the Ohio General Corporation Law, shareholders may adopt amendments to the articles of incorporation by the affirmative vote of two-thirds of the shares entitled to vote on the proposal unless the corporation’s articles of incorporation provide for a greater or lesser vote; however, the articles of incorporation must require the vote of at least a majority of shares entitled to vote. Under the Ohio General Corporation Law, certain amendments may also be enacted by directors. Ohio law also provides that holders of a particular class of shares of an Ohio corporation are entitled to vote as a separate class if the rights of that class are affected in certain respects by an amendment to the articles of incorporation.

Our Articles provide that, notwithstanding the provisions of Ohio law described above, shareholders may amend the Articles by the affirmative vote of a majority of our voting power; provided that, the affirmative vote of the holders of shares entitling them to exercise two-thirds of our voting power, shall be necessary to adopt a proposed amendment to Article III (Restriction on Transfer and Ownership of Shares), Article IV (Indemnification), or Section 2 (No Preemptive Rights), Section 3 (No Cumulative Voting of Shares), Section 4 (Directors Authority to Amend Articles) or Section 5 (Shareholder Voting Requirements) of Article V of the Articles.

Notwithstanding any contrary provision of the Ohio Revised Code or our Articles, our Articles provide the Board of Directors with the authority to amend our Articles, by the affirmative vote of a majority of the directors then in office, in the following cases: (A) an amendment to change our corporate name; (B) an amendment to change the place in the State of Ohio of our principal office; (C) when the Board of Directors has declared a dividend or distribution of any class of outstanding shares to be paid in shares of the same class, an amendment to proportionately increase the authorized number of shares of the class, provided that we have only one class of shares outstanding or the dividend or distribution is not substantially prejudicial to the holders of any other class of shares, and further provided that such an amendment be adopted concurrently with the amendment described in clause (E) below when the dividend or distribution is declared on outstanding shares with par value; (D) an amendment to change each issued and unissued authorized shares of an outstanding class into a greater number of shares of that class and to proportionately increase the authorized number of shares of that class, provided that we have only one class of shares outstanding or the change is not substantially prejudicial to the holders of any other class of shares, and further provided that such an amendment be adopted concurrently with the amendment described in clause (E) below when the change is made to outstanding shares with par value; and (E) concurrently with the adoption of an amendment under clause (C) or (D) above, an amendment decreasing the par value of issued and unissued shares of a particular class to the extent necessary to prevent an increase in the aggregate par value of the outstanding shares of the class as a result of the dividend or distribution described in clause (C) or the change described in clause (D) above.

Amendment of Code of Regulations

Under Ohio law, with certain exceptions, shareholders may amend or adopt the code of regulations consistent with Ohio law and the corporation’s articles of incorporation, by the affirmative vote of a majority of shares entitled to vote if done at a shareholders meeting. Shareholders may amend the code of regulations without a meeting with the written consent of the holders of two-thirds of the shares entitled to vote on the proposal. Ohio law provides that a corporation’s articles of incorporation or code of regulations may increase or decrease the required shareholder vote, but may not allow approval by less than a majority of the voting power. Our Regulations provide that the Regulations may be amended (i) by the Board of Directors by majority vote, (ii) at a meeting of the shareholders by the affirmative vote of the shareholders of record entitled to exercise two-thirds of the voting power on such proposal, or (iii) by the written consent of the shareholders of record entitled to exercise two-thirds of the voting power on such proposal. Notwithstanding the foregoing requirements, the provisions of the Regulations relating to the removal and vacancies of directors may only be amended by the affirmative vote or written consent of shareholders entitled to exercise 75% of our voting power.

Business Combinations

Ohio law generally requires approval of mergers, dissolution, dispositions of all or substantially all of an Ohio corporation’s assets, and majority share acquisitions and combinations involving issuance of shares representing one-sixth or more of the voting power of the corporation immediately after the consummation of the transaction (other than so-called “parent-subsidiary” mergers) by two-thirds of the voting power of the corporation, unless the articles of incorporation of the corporation specify a different proportion (but not less than a majority). Our Articles reduce the voting requirement for these transactions to a majority of our voting power from two-thirds.

Chapter 1704 of the Ohio Revised Code prohibits an “interested shareholder” (10% or greater shareholder) from engaging in a wide range of business combinations (such as mergers and significant asset sales) with an “issuing public corporation” for three years after the date on which a shareholder becomes an interested shareholder (i.e. the share acquisition date), unless the directors of the corporation approved the transaction or the share purchase by the interested shareholder prior to the share acquisition date. As a result, if any person were to acquire our common stock with 10% or more of our voting power without first obtaining approval by the Board of Directors, that person would be required to wait for three years before engaging in certain transactions with us. Even after three years, certain fair price/supermajority vote provisions would apply to transactions between the interested shareholder and us. Our Articles expressly state that the provisions of Chapter 1704 of the Ohio Revised Code do not apply to us.

Control Share Acquisitions

Under Section 1701.831 of the Ohio Revised Code (otherwise known as the Ohio Control Share Acquisition Statute), unless the articles of incorporation or code of regulations of an Ohio corporation otherwise provide, any control share acquisition of an issuing public corporation can only be made with the prior approval of the shareholders of the corporation. This statute requires that specified notice and informational filings and special shareholder meetings and voting procedures must occur before consummation of a proposed “control share acquisition.” A “control share acquisition” is defined as any acquisition of shares of an “issuing public corporation” that would entitle the acquirer to exercise or direct the voting power of the issuing public corporation in the election of directors within any of the following ranges: (i) one-fifth or more, but less than one-third, of the voting power; (ii) one-third or more, but less than a majority, of the voting power; or (iii) a majority or more of the voting power.

An “issuing public corporation” is an Ohio corporation with 50 or more shareholders that has its principal place of business, principal executive offices, or substantial assets within the State of Ohio. Assuming compliance with the notice and information filing requirements, the proposed control share acquisition may take place only if, at a duly convened special meeting of shareholders, the acquisition is approved by both a majority of the voting power of the issuer represented at the meeting and a majority of the voting power remaining after excluding the combined voting power of the intended acquirer and the directors and officers of the issuer. Our Articles expressly provide that the provisions of Section 1701.831 of the Ohio Revised Code do not apply to us.

10% Stock Ownership Restriction

Our Articles generally prohibit any person from beneficially owning more than 9.9% of the outstanding shares of our common stock (although this ownership limitation will be removed effective upon the closing of this offering). See “Description of Capital Stock—Restrictions on Ownership and Transfer of Common Shares.”

Dissenters’ Rights

Under Ohio law, dissenting shareholders of an Ohio corporation are entitled to appraisal rights (otherwise known as dissenters’ rights) in connection with:

•	the lease, sale, exchange, transfer, or other disposition of all or substantially all of the assets of the corporation;

•	certain amendments to the corporation’s articles of incorporation;

•	the corporation being merged into or consolidated with another corporation; and

•

any merger, combination, or majority share acquisition in which the corporation is the acquiring corporation, if the shareholders of the corporation are entitled to voting rights in connection with such transaction.

Ohio law provides that a shareholder of an Ohio corporation must deliver a written demand to the corporation (i) prior to the meeting where the proposal giving rise to dissenters’ rights was approved if the corporation gave timely notice of dissenters’ rights before such vote, or (ii) not later than ten days after the taking of the vote on the matter giving rise to appraisal rights and must not have voted in favor of the matters in order to retain those rights, if the corporation did not give timely notice of dissenters’ rights.

Profit Recapture Provision

Section 1707.043 of the Ohio Revised Code applies to us. This section provides that if a shareholder disposes of an Ohio corporation’s stock for a profit of more than $250,000 within 18 months after announcing an intention to make a proposal to acquire control of the corporation, then the corporation may recover the profit unless the shareholder proves in court that:

•	its sole purpose in making the proposal was to acquire control of the corporation and it had reasonable grounds to believe it would succeed; or

•

it did not make the proposal for the purpose of manipulating the market, increasing its profit, or decreasing its loss, and the proposal did not have a material adverse effect on the price or trading volume of the shares of the Ohio corporation.

Dividends

Ohio law provides that an Ohio corporation may pay dividends in cash, property, or shares of an Ohio corporation’s capital stock. Ohio law provides that an Ohio corporation may pay dividends out of surplus in certain circumstances and must notify the shareholders of the corporation if a dividend is paid out of capital surplus. Dividends cannot be paid in violation of the rights of another class of shares or when the company is insolvent or reasonably believes paying a dividend could cause insolvency.

Preemptive Rights

Under the Ohio General Corporation Law, shareholders of Ohio corporations do not have preemptive rights unless the corporation’s articles of incorporation provide for them. If shareholders are entitled to preemptive rights, a corporation offering its shares for cash must (with exceptions) provide those shareholders with the opportunity to purchase the offered shares in proportion to their current holdings at a fixed price before the corporation may offer the shares for sale to the public. Our Articles specifically eliminate preemptive rights, except as may otherwise be provided by the Board of Directors in connection with the fixing of rights of any class or series of preferred shares issued in the future.

Liability of Directors and Officers; Indemnification; Insurance

Under Ohio law and our Articles, a director of an Ohio corporation generally is not liable for monetary damages unless it is proved by clear and convincing evidence that the director’s action or failure to act was undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation.

Under the Ohio General Corporation Law, generally, a corporation may indemnify any current or former director, officer, employee, or agent for reasonable expenses incurred in connection with the defense or settlement of any threatened, pending, or completed litigation related to the person’s position with the corporation or related to the person’s service (as a director, trustee, officer, employee, member, manager, or agent) to another corporation at the request of the indemnifying corporation, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation. If the litigation involved a criminal action or proceeding, the person must also have had no reasonable cause to believe his or her conduct was unlawful. Ohio law requires indemnification for reasonable expenses incurred if the person was successful in the defense of the litigation. Finally, Ohio law requires a corporation to provide expenses to a person in advance of final disposition of the litigation if the person undertakes to repay any advanced amounts if it is ultimately determined that he or she is not entitled to indemnification. Stonegate’s Articles require indemnification of current and former directors and officers, and of officers and directors serving as directors, officers, or trustees of other corporations, partnerships, joint ventures, trusts, or other enterprises at the request of Stonegate, to the fullest extent permitted by law. In addition, Ohio law and Stonegate’s Articles permit Stonegate to purchase insurance coverage for such liability.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Stonegate pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Duties of Directors

Ohio law requires a director of an Ohio corporation to perform his or her duties as a director:

•	in good faith;

•	with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and

•	in a manner the director reasonably believes to be in or not opposed to the best interests of the corporation.

As a result, a director will not be found to have violated his or her duties as a director, unless it is proved by clear and convincing evidence that the director has not met this standard. This standard applies in any action brought against a Stonegate director, including actions involving or affecting a change or potential change in control of Stonegate, a termination or potential termination of the director’s service to us as a director, or the director’s service in any other position or relationship with us.

In determining what a director reasonably believes to be in the best interests of the corporation, the director must consider the interests of the corporation’s shareholders and may consider, in his or her discretion, any of the following:

•	the interests of the corporation’s employees, suppliers, creditors, and customers;

•	the economy of the state and nation;

•	community and societal considerations; and

•	the long-term and short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.

Anti-Takeover Effect of Certain Provisions of Ohio Law and Our Articles and Regulations

Our Articles and Regulations and Ohio law contain provisions that may delay, defer, or prevent a change in control or other transaction that might involve a premium price for our shares of common stock or otherwise be in the best interests of our shareholders, including:

•	10% or greater stock ownership restrictions (which will be eliminated in connection with the closing of this offering);

•	supermajority vote and “for cause” requirements for the removal of directors;

•	requirement that, among other methods, shareholders holding at least 25% of Stonegate’s outstanding shares must act together to require us to call a special meeting of shareholders;

•

the power of the Board of Directors to cause us to issue additional shares of stock of any class or series and to fix the terms of one or more classes of series of stock without shareholder approval; and

•	advance notice requirements for director nominations and shareholder proposals.

Likewise, if the provision of the Articles opting out of the control share acquisition and business combination provisions of the Ohio General Corporation Law were rescinded, these provisions of the Ohio General Corporation Law could have similar anti-takeover effects.

MATERIAL UNITED STATES TAX CONSEQUENCES

TO NON-U.S. HOLDERS OF COMMON STOCK

This section summarizes certain United States federal income and estate tax consequences of the acquisition, ownership and disposition of common stock by a non-U.S. holder. You are a non-U.S. holder if you are, for United States federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation, or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from common stock.

This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction.

This section is based on the tax laws of the United States, including the Code, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership holds the common stock, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the common stock should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the common stock.

You should consult a tax advisor regarding the United States federal tax consequences of acquiring, owning and disposing of common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

Except as described below, if you are a non-U.S. holder of common stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or another payor:

•

a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments, or

•

in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the Internal Revenue Service.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

•	you are a non-United States person, and

•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.

If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on Disposition of Common Stock

If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of common stock unless:

•

the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis,

•	you are an individual, you hold the common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist, or

•

we are or have been a United States real property holding corporation for United States federal income tax purposes and you held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the common stock and you are not eligible for any treaty exemption. We have not been, are not and do not anticipate becoming a United States real property holding corporation for United States federal income tax purposes.

An individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% United States federal income tax on the gain derived from a disposition of common stock, which may be offset by U.S.-source capital losses, even though he or she is not considered a resident of the United States. An individual or corporate non-U.S. holder described in the first or third bullet points above will be subject to United States federal income tax at regular graduated rates on the gain derived from a disposition of common stock.

If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Federal Estate Taxes

Common stock held by a non-U.S. holder at the time of death will be included in the holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

A 30% withholding tax will be imposed on certain payments to you or certain foreign financial institutions, investment funds and other non-United States persons receiving payments on your behalf if you or such institutions fail to comply with information reporting requirements (“FATCA withholding”). Withholdable payments will include U.S.-source dividends and the gross proceeds from the sale or other disposition of stock that can produce U.S.-source dividends. Dividend payments you receive after December 31, 2013 could be subject to this withholding if you are subject to the information reporting requirements and fail to comply with them or if you hold shares of our common stock through another person (e.g., a foreign bank or broker) that is subject to such withholding because it fails to comply with these requirements (even if you would not otherwise have been subject to withholding). However, FATCA withholding will not apply to payments of gross proceeds from a sale or other disposition of common stock before January 1, 2017.

Backup Withholding and Information Reporting

If you are a non-U.S. holder, we and other payors are required to report payments of dividends on Internal Revenue Service Form 1042-S even if the payments are exempt from withholding. You are otherwise generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments and

•	the payment of the proceeds from the sale of common stock effected at a United States office of a broker,

as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

•	a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of common stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of common stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “United States persons,” as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the shares of our common stock by employee benefit plans that are subject to Title I of the United States Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”), as well as arrangements that are subject to provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to Title I of ERISA or Section 4975 of the Code (such arrangements, “Non-ERISA Arrangements” and such provisions, “Similar Laws”). THE FOLLOWING IS MERELY A SUMMARY, HOWEVER, AND SHOULD NOT BE CONSTRUED AS LEGAL ADVICE OR AS COMPLETE IN ALL RELEVANT RESPECTS. ALL INVESTORS ARE URGED TO CONSULT THEIR LEGAL ADVISORS BEFORE INVESTING IN US AND TO MAKE THEIR OWN INDEPENDENT DECISION.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan and prohibit certain transactions involving the assets of a Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an Plan or the management or disposition of the assets of such a Plan, or who renders investment advice for a fee or other compensation to such a Plan, is generally considered to be a fiduciary of the Plan.

In considering an investment in shares of our common stock with a portion of the assets of any Plan or Non-ERISA Arrangement, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan or Non-ERISA Arrangement and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan or Non-ERISA Arrangement including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code, and a prohibited transaction may result in the disqualification of an IRA. In addition, the fiduciary of the Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

The acquisition and/or holding of shares of our common stock by a Plan with respect to which we or an underwriter is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the United States Department of Labor (the “DOL”) has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of our common stock. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide an exemption from the prohibited transaction provisions of ERISA and Section 4975 of the Code for the acquisition and the disposition of the common stock, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction and provided further that the Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Representation

Accordingly, by acceptance of the shares of our common stock, each purchaser or subsequent transferee of our common stock will be deemed to have represented and warranted either that (i) no portion of such purchaser’s or transferee’s assets used to acquire such shares constitutes assets of any Benefit Plan Investor or (ii) the purchase of our common stock by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.

Responsibility for Purchase

Purchasers of our common stock have exclusive responsibility for ensuring that their acquisition and holding of our common stock does not violate the fiduciary or prohibited transaction rules of ERISA or the Code, or any similar provision of applicable Similar Laws. In addition, the foregoing discussion is general in nature, is not intended to be all-inclusive, and is based on laws in effect on the date of this prospectus. Such discussion should not be construed as legal advice. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing shares of our common stock on behalf of, or with the assets of, any Plan or Non-ERISA Arrangement consult with counsel regarding the potential applicability of ERISA, Section 4975 of the Code and Similar Laws to such investment and whether an exemption would be applicable to the purchase of shares of our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon completion of this offering, we will have              shares of our common stock outstanding (assuming the over-allotment option granted to the underwriters in this offering to purchase up to an additional              shares is not exercised). Of the total shares of our common stock to be outstanding upon completion of this offering,              shares, comprised of all shares issued (i) prior to the May 2013 private offering, (ii) in connection with the conversion of our Series B Convertible Preferred Stock, Series C Convertible Preferred Stock and Series D Convertible Preferred Stock, (iii) pursuant to option exercises by, or other stock purchases or grants to, our directors and officers and (iv) in our May 2013 private offering; are “restricted” securities under the meaning of Rule 144 promulgated under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including exemptions contained in Rule 144. We intend to file a resale shelf registration statement to register the common stock sold in our May 2013 private offering. See “Description of Capital Stock—Registration Rights.”

Rule 144

In general, under Rule 144, a person (or persons whose shares are aggregated) who is not an affiliate of ours and has not been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the restricted securities proposed to be sold for at least one year, including the holding period of any prior owner other than an affiliate, is entitled to sell his or her securities without registration and without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. In addition, under Rule 144, once we have been subject to the reporting requirements of the Exchange Act for at least 90 days, a person (or persons whose securities are aggregated) who is not an affiliate of ours and has not been one of our affiliates at any time during the three months preceding a sale, may sell his or her securities without registration, subject to the continued availability of current public information about us after only a six-month holding period. Any sales by affiliates under Rule 144, even after the applicable holding periods, are subject to requirements and/or limitations with respect to volume, manner of sale, notice and the availability of current public information about us.

No assurance can be given as to the likelihood that an active trading market for our common stock will develop, the liquidity of any such market, the ability of our shareholders to sell their shares or the prices that our shareholders may obtain for any of their shares. No prediction can be made as to the effect, if any, that future sales of shares of our common stock, or the availability of shares of our common stock for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock, or the perception that such sales could occur, may adversely affect prevailing market prices of our securities. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock.”

For a description of certain restrictions on transfers of our common stock held by certain of our shareholders, see “Underwriting.”

2011 Omnibus Incentive Plan

In connection with our May 2013 private offering, we adopted the Amended and Restated 2011 Omnibus Incentive Plan (the “2011 Omnibus Incentive Plan”). As of the date of this prospectus, shares and options to purchase 2,151,425 shares of our common stock had been granted under our 2011 Omnibus Incentive Plan.

Upon completion of this offering, we expect to have 315,925 shares of our common stock reserved for future issuance under our 2011 Omnibus Incentive Plan. For a description of our 2011 Omnibus Incentive Plan, see “Management—2011 Omnibus Incentive Plan.”

Lock-Up Periods

For a description of certain lock-up periods, see “Description of Capital Stock—Registration Rights” and “Underwriting.”

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and FBR Capital Markets & Co. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
FBR Capital Markets & Co.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $             and are payable by us and the selling stockholders.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to              additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares

At our request, the underwriters have reserved for sale, at the initial public offering price, up to         % of the shares offered by this prospectus for sale to some of our directors, officers, employees, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

We and the selling stockholders, our executive officers and directors and Stonegate Investors Holdings, LLC have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of                     . Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Listing

We expect the shares to be approved for listing on the                      under the symbol “            ”. In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the              , in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Bank of America, N.A. (“BANA”), an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the underwriters of this offering, is party to the master repurchase agreement dated February 28, 2013 and has agreed to enter into transactions with us provided that the aggregate outstanding purchase price as of any date shall not exceed $100 million under which we can sell $100 million of participation interests in mortgage loans to BANA. Additionally, BANA is a party to a Mortgage Loan Participation Purchase and Sale dated June 24, 2013. Both of these agreements are described further under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” Additionally, we also use Merrill Lynch, Pierce, Fenner & Smith Incorporated, acting as a broker dealer, to place forward MBS sale trades as a hedge to our mortgage pipeline.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive:

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the

Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

VALIDITY OF COMMON STOCK

The validity of the common stock offered hereby will be passed upon for us by Barnes & Thornburg LLP, who represents us on an ongoing basis. In addition, certain legal matters will be passed upon for us by Sullivan & Cromwell LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Hunton & Williams LLP.

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The financial statements of the Stonegate Mortgage Corporation as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholders’ equity, and cash flows for the years ended December 31, 2012 and 2011 included in this prospectus have been audited by Richey, May & Co., LLP, independent public accountants, as stated in their report appearing herein.

We intend to retain KPMG to serve as our independent public accountants and to conduct an audit of our financial statements as of and for the six-month period ended June 30, 2013.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including exhibits, schedules, and amendments) under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement. For further information about us and the shares of common stock to be sold in this offering, you should refer to the registration statement. Statements contained in this prospectus relating to the contents of any contract, agreement or other document are not necessarily complete and are qualified in all respects by the complete text of the applicable contract, agreement or other document, a copy of which has been filed as an exhibit to the registration statement. Whenever this prospectus refers to any contract, agreement, or other document, you should refer to the exhibits that are a part of the registration statement for a copy of the contract, agreement, or document.

You may read and copy all or any portion of the registration statement or any other information we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to you on the SEC’s Website (http://www.sec.gov).

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act. Under the Exchange Act, we will file annual, quarterly and current reports, as well as proxy statements and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the SEC’s Public Reference Room and the website of the SEC referred to above. We intend to make this information available on the investor relations section of our website, www.stonegatemtg.com. Information on, or accessible through, our website is not part of this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Stonegate Mortgage Corporation

Indianapolis, Indiana

We have audited the accompanying balance sheets of Stonegate Mortgage Corporation as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonegate Mortgage Corporation as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Richey, May & Co., LLP

Englewood, Colorado

March 30, 2013

STONEGATE MORTGAGE CORPORATION

BALANCE SHEETS

DECEMBER 31,

	2012	2011
ASSETS
Cash and cash equivalents	$15,055,645	$402,768
Restricted cash	3,445,378	—
Mortgage loans held for sale, at fair value	218,623,951	61,728,834
Accounts receivable	939,854	229,468
Servicing advances	937,990	347,341
Derivative assets	11,988,706	3,347,255
Mortgage servicing rights, at lower of amortized cost or fair value	42,202,394	17,679,198
Furniture, fixtures, equipment and leasehold improvements, net	3,609,910	1,446,833
Capitalized software, net	415,809	336,063
Intangible assets, net	3,590,083	—
Prepaid expenses	606,424	279,455
Investment in closely held entity, at cost	740,000	740,000
Notes receivable, stockholders	222,023	289,523
Loans subject to repurchase rights from Ginnie Mae	7,116,173	2,011,265
Deposits	111,853	269,560

TOTAL ASSETS	$309,606,193	$89,107,563

LIABILITIES AND STOCKHOLDERS’ EQUITY
Warehouse lines of credit	$202,976,453	$57,893,665
Operating lines of credit	5,131,213	8,195,812
Subordinated debt, related parties	—	750,000
Accounts payable	8,851,586	889,510
Accrued compensation and benefits	4,701,568	354,773
Accrued other expenses	5,052,610	3,693,345
Derivative liabilities	1,786,505	1,045,529
Liability for mortgage repurchases and indemnifications	1,916,805	—
Due to related parties	348,264	202,148
Earn-out liability	2,094,854	—
Liability for loan repurchase rights from Ginnie Mae	7,116,173	2,011,265
Deferred income taxes, net	14,381,215	3,656,052

Total liabilities	254,357,246	78,692,099

COMMITMENTS AND CONTINGENCIES (Note P)

STOCKHOLDERS’ EQUITY
Preferred stock, Series A, B, C, D $.001 par value; 1,000,000 shares authorized, 601,818 and 50,000 shares issued and outstanding, respectively	32,999,990	2,500,000
Common stock, $.001 par value; 1,500,000 shares authorized; 249,958 and 220,546 shares issued and outstanding, respectively	250	221
Treasury stock, 45,500 common shares	(1,820,000)	—
Additional paid-in-capital	3,232,645	4,046,033
Retained earnings	20,836,062	3,869,210

Total stockholders’ equity	55,248,947	10,415,464

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$309,606,193	$89,107,563

The accompanying notes are an integral part of these financial statements.

STONEGATE MORTGAGE CORPORATION

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31,

	2012	2011
REVENUE
Gain on mortgage loans held for sale, net of direct costs of $8,629,442 and $3,286,986, respectively	$73,336,538	$16,735,380
Loan origination and other loan fees	9,871,363	4,287,855
Loan servicing fees	5,908,044	2,627,558
Interest income	5,257,371	2,370,792
Other revenue	1,172,058	—

Total revenue	95,545,374	26,021,585

EXPENSES
Salaries, commissions and benefits	32,736,538	13,085,459
Occupancy, equipment and communication	2,998,613	1,606,895
General and administrative	7,706,079	3,162,930
Amortization of mortgage servicing rights	3,679,545	959,886
Impairment of mortgage servicing rights	11,698,022	1,765
Provision for loan losses related to repurchase liability	1,916,805	—
Interest expense	6,238,734	2,727,500
Depreciation	403,903	193,295
Amortization, intangible assets	346,074	164,145
Loss on disposal of property and equipment	11,414	85,541

Total expenses	67,735,727	21,987,416

INCOME BEFORE INCOME TAXES	27,809,647	4,034,169

INCOME TAXES	10,724,261	1,699,452

NET INCOME	$17,085,386	$2,334,717

EARNINGS PER SHARE
Basic	$74.97	$9.64

Diluted	$29.15	$8.39

Weighted Average Shares Outstanding
Basic	226,378	215,644

Diluted	586,237	278,419

The accompanying notes are an integral part of these financial statements.

STONEGATE MORTGAGE CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	Preferred Stock		Common Stock		Treasury Stock	Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount	Shares	Amount
Balance, December 31, 2010	31,000	$1,550,000	205,840	$206	$—	$3,586,812	$1,791,864	$6,928,882
Issuance of common stock	—	—	14,706	15	—	499,989	—	500,004
Issuance of preferred stock	19,000	950,000	—	—	—	—	—	950,000
Underwriting costs, preferred stock issuance	—	—	—	—	—	(40,768)	—	(40,768)
Preferred stock dividends	—	—	—	—	—	—	(257,371)	(257,371)
Net income	—	—	—	—	—	—	2,334,717	2,334,717

Balance, December 31, 2011	50,000	2,500,000	220,546	221	—	4,046,033	3,869,210	10,415,464
Stock compensation expense	—	—	—	—	—	13,155	—	13,155
Issuance of common stock	—	—	29,412	29	—	999,971	—	1,000,000
Issuance of Series D preferred stock	581,818	31,999,990	—	—	—	—	—	31,999,990
Underwriting costs, preferred stock issuance	—	—	—	—	—	(1,826,514)	—	(1,826,514)
Redemption of Series A preferred stock	(30,000)	(1,500,000)	—	—	—	—	—	(1,500,000)
Purchase of treasury stock	—	—	—	—	(1,820,000)	—	—	(1,820,000)
Preferred stock dividends	—	—	—	—	—	—	(118,534)	(118,534)
Net income	—	—	—	—	—	—	17,085,386	17,085,386

Balance, December 31, 2012	601,818	$32,999,990	249,958	$250	$(1,820,000)	$3,232,645	$20,836,062	$55,248,947

The accompanying notes are an integral part of these financial statements.

STONEGATE MORTGAGE CORPORATION

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$17,085,386	$2,334,717
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Bargain purchase, NattyMac acquisition	(1,172,058)	—
Depreciation expense	403,903	193,295
Amortization, intangible assets	346,074	164,145
Amortization, mortgage servicing rights	3,679,545	959,886
Impairment, mortgage servicing rights	11,698,022	1,765
Gain on mortgage loans held for sale	(73,336,538)	(16,735,380)
Provision for loan losses related to repurchase and indemnification liability	1,916,805	—
Proceeds from sale and principal payments of mortgage loans held for sale	3,325,948,888	1,068,263,734
Originations and purchases of mortgage loans held for sale	(3,449,407,328)	(1,050,433,712)
Loss on disposal of property and equipment	11,414	85,541
Stock compensation expense	13,155	—
Deferred income taxes	10,724,261	1,703,985
(Increase) decrease in -
Restricted cash	(3,445,378)	750,000
Accounts receivable	(710,386)	(181,545)
Servicing advances	(590,649)	(20,966)
Derivative assets	(8,641,451)	—
Prepaid expenses	(326,969)	(106,479)
Deposits	157,707	(226,701)
Increase (decrease) in-
Accounts payable	7,962,076	624,714
Accrued compensation and benefits	4,346,795	129,922
Accrued other expenses	1,359,265	1,700,655
Derivative liabilities	740,976
Liability for mortgage repurchases and indemnification	—	—
Due to related parties	146,116	—

Net cash (used in) provided by operating activities	(151,090,369)	9,207,576

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of furniture, fixtures, equipment and leasehold improvements	(2,578,394)	(1,025,625)
Acquisition of capitalized software	(305,903)	(200,325)
Acquisition of intangible assets	(443,088)	—
Advances (repayments) notes receivable, stockholders	67,500	(62,500)

Net cash used in investing activities	(3,259,885)	(1,288,450)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings under warehouse and operating lines of credit	145,082,788	6,054,934
Repayments under warehouse and operating lines of credit	(3,064,599)	(16,044,254)
Borrowings, subordinate debt	—	750,000
Repayments, subordinate debt	(750,000)	—
Repayments of capital lease obligations	—	(7,979)
Issuance of common stock	1,000,000	500,004
Issuance of preferred stock	31,999,990	909,232
Underwriting costs, preferred stock issuance	(1,826,514)	—
Redemption of Series A preferred stock	(1,500,000)	—
Purchase of treasury stock	(1,820,000)	—
Preferred stock dividends	(118,534)	(257,371)

Net cash provided by (used in) financing activities	169,003,131	(8,095,434)

The accompanying notes are an integral part of these financial statements.

STONEGATE MORTGAGE CORPORATION

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,

	2012	2011
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	14,652,877	(176,308)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	402,768	579,076

CASH AND CASH EQUIVALENTS, END OF YEAR	$15,055,645	$402,768

SUPPLEMENTAL INFORMATION
Cash paid for interest	$6,203,104	$2,249,556

Cash paid for taxes	$—	$—

NON-CASH INVESTING AND FINANCING ACTIVITIES

The Company retained mortgage servicing rights of $39,902,528 and $11,510,883 in connection with loan sales during the years ended December 31, 2012 and 2011, respectively.

In connection with the NattyMac acquisition in 2012, the Company paid cash of $511,828, accrued an earn-out liability of $2,094,854 for the contingent consideration arrangement, and recorded identifiable intangible assets of $3,710,000, property and equipment of $56,913 and other assets of $11,827.

The Company recognized loans subject to repurchase rights from GNMA and the related liability of $7,116,173 and $2,011,265 for the years ended December 31, 2012 and 2011, respectively.

The accompanying notes are an integral part of these financial statements.

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

A. ORGANIZATION AND OPERATIONS

We are a specialty financial services firm focused on the U.S. residential mortgage market. We originate, acquire, sell, finance and service agency and non-agency residential mortgage loans. Our vertically integrated and scalable residential mortgage banking platform enables us to efficiently and effectively originate, acquire, sell, finance and service residential mortgage loans. Our platform and operating model provides our constituents visibility and access to essential data, documents and analytics related to the loan and originator performance over time. Our principal sources of revenue include (i) gain on sale from securitizations and whole loan sales, and fee income from originations, (ii) fee income from loan servicing, and (iii) fee and net interest income from our syndicated financing facility.

The Company was initially incorporated in the State of Indiana in January 2005. As a result of an acquisition and subsequent downstream merger with Swain Mortgage Company in 2009, we are now an Ohio corporation. Our headquarters is in Indianapolis, Indiana and we have offices throughout the central United States.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Risks and Uncertainties

In the normal course of business, companies in the mortgage banking industry encounter certain economic and regulatory risks. Economic risks include interest rate risk and credit risk. The Company is subject to interest rate risk to the extent that in a rising interest rate environment, the Company may experience a decrease in loan production, as well as decreases in the value of mortgage loans held for sale and in commitments to originate loans, which may negatively impact the Company’s operations. Credit risk is the risk of default that may result from the borrowers’ inability or unwillingness to make contractually required payments during the period in which loans are being held for sale.

The Company sells loans to investors without recourse. As such, the investors have assumed the risk of loss or default by the borrower. However, the Company is usually required by these investors to make certain standard representations and warranties relating to credit information, loan documentation and collateral.

To the extent that the Company does not comply with such representations, or there are early payment defaults, the Company may be required to repurchase the loans or indemnify these investors for any losses from borrower defaults. In addition, if loans pay off within a specified time frame, the Company may be required to refund a portion of the sales proceeds to the investors.

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties (Continued)

The Company’s business requires substantial cash to support its operating activities. As a result, the Company is dependent on its lines of credit, and other financing facilities in order to finance its continued operations. If the Company’s principal lenders decided to terminate or not to renew any of these credit facilities with the Company, the loss of borrowing capacity would have a material adverse impact on the Company’s financial statements unless the Company found a suitable alternative source of financing.

Consolidation

The Company’s loans held for sale are sold predominantly to Fannie Mae (FNMA), which is a government-sponsored enterprise (“GSE”). The Company also issues Ginnie Mae (GNMA) securities by pooling eligible loans through a pool custodian and assigning rights to the loans to GNMA. FNMA and GNMA provide credit enhancement of the loans through certain guarantee provisions. These securitizations involve variable interest entities (VIEs) as the trusts or similar vehicles, by design, that either (1) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) have equity investors that do not have the ability to make significant decisions relating to the entity’s operations through voting rights, or do not have the obligation to absorb the expected losses, or do not have the right to receive the residual returns of the entity.

The primary beneficiary of a VIE (i.e., the party that has a controlling financial interest) is required to consolidate the assets and liabilities of the VIE. The primary beneficiary is the party that has both (1) the power to direct the activities of an entity that most significantly impact the VIE’s economic performance; and (2) through its interests in the VIE, the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. The Company typically retains the right to service the loans. Because of the power of FNMA and GNMA over the VIEs that hold the assets from these residential mortgage loan securitizations, principally through its rights and responsibilities as master servicer, the Company is not the primary beneficiary of the VIEs and therefore the VIEs are not consolidated.

The Company performs on-going reassessments of: (1) whether entities previously evaluated under the majority voting-interest framework have become VIEs, based on certain events, and therefore become subject to the VIE consolidation framework; and (2) whether changes in the facts and circumstances regarding the Company’s involvement with a VIE cause the Company’s consolidation determination to change.

Derivatives

All derivatives are recognized as either assets or liabilities and measured at fair value. The Company accounts for all of its derivatives as free-standing derivatives and does not designate any for hedge accounting.

The Company enters into commitments to originate residential mortgage loans held for sale, at specified interest rates and within a specified period of time, with customers who have applied for a loan and meet certain credit and underwriting criteria (interest rate lock commitments). These interest rate lock commitments meet the definition of a derivative and are reflected in the balance sheet at fair value with changes in fair value recognized in current period earnings. Unrealized gains and losses on the interest rate lock commitments, reflected as derivative assets and derivative liabilities, respectively, are measured based on the value of the underlying mortgage loan, quoted Agency mortgage backed security (MBS) prices, estimates of the fair value of the mortgage servicing rights and the probability that the mortgage loan will fund within the terms of the interest rate lock commitment.

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Derivatives (Continued)

The Company manages the interest rate price risk associated with its outstanding interest rate lock commitments and loans held for sale by entering into derivative loan instruments such as forward loan sales commitments, mandatory delivery commitments, options and futures contracts. Management expects these derivatives will experience changes in fair value opposite to changes in fair value of the interest rate lock commitments and loans held for sale, thereby reducing earnings volatility. The Company takes into account various factors and strategies in determining the portion of the mortgage pipeline (interest lock commitments) and loans held for sale it wants to economically hedge.

To the extent derivatives subject to master netting arrangements meet applicable requirements, the Company presents the derivative balances and related cash collateral amounts net on the balance sheet.

Mortgage Loans Held for Sale and Revenue Recognition

Mortgage loans held for sale are carried at fair value under the fair value option with changes in fair value recognized in current period earnings. At the date of funding of the mortgage loan held for sale, the funded amount of the loan plus the related derivative asset or liability of the associated interest rate lock commitment becomes the initial recorded investment in the mortgage loan held for sale. Such amount is expected to approximate the fair value of the loan.

Mortgage loans held for sale are considered sold when the Company surrenders control over the financial assets. Control is considered to have been surrendered when the transferred assets have been isolated from the Company, beyond the reach of the Company and its creditors; the purchaser obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and the Company does not maintain effective control over the transferred assets through an agreement that both entitles and obligates the Company to repurchase or redeem the transferred assets before their maturity or the ability to unilaterally cause the holder to return specific assets.

Such sales may involve securitizations, participation agreements or repurchase agreements. If the criteria above is not met, such sales transactions are accounted for as secured borrowings, in which the assets remain on the balance sheet and the proceeds from the transaction are recognized as a liability.

Gains and losses from the sale of mortgages are recognized based upon the difference between the sales proceeds and carrying value of the related loans upon sale and is recorded in gain on mortgage loans held for sale. The sales proceeds reflect the cash received and the initial fair value of the separately recognized mortgage servicing rights less the fair value of the incurred liability for mortgage repurchases and indemnifications. Gain on mortgage loans held for sale also includes the unrealized gains and losses associated with the mortgage loans held for sale and the realized and unrealized gains and losses from derivatives.

Interest income on mortgage loans is accrued to income based upon the principal amount outstanding and contractual interest rates. Income recognition is discontinued when loans become 90 days delinquent or when in management’s opinion, the collectability of principal and income becomes doubtful.

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mortgage Servicing Rights

The Company capitalizes mortgage servicing rights (“MSRs”) at fair value at the time the underlying loans are sold and the Company assumes the obligation to service the loans. To determine the fair value of the MSRs, the Company uses a valuation model that calculates the present value of future cash flows. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, including estimates of the cost of servicing, the discount rate, float value, the inflation rate, estimated prepayment speeds, and default rates. MSRs currently are not actively traded in the markets, accordingly, considerable judgment is required to estimate their fair value and the exercise of that judgment can materially impact current period earnings.

The Company subsequently amortizes the MSRs using the amortization method whereby amortization is recognized in proportion to the estimated future net servicing revenue. The net capitalized cost of the MSRs is periodically evaluated to determine that capitalized amounts are not in excess of their estimated fair value. Estimates of remaining loan lives and prepayment rates are incorporated into the model. For this purpose, the Company stratifies its mortgage servicing rights into three pools based upon interest rates, those with notes rates below 4.00%, note rates between 4.00% and 4.99% and note rates above 5.00%.

The Company periodically evaluates its MSRs for impairment. Impairment is assessed based on fair value at each reporting date using estimated prepayment speeds of the underlying mortgage loans serviced and stratification based on risk characteristics of the underlying loans (predominantly interest rate). As mortgage interest rates fall, prepayment speeds are usually faster and the value of the MSR asset generally decreases, requiring additional valuation allowance. Conversely, as mortgage interest rates rise, prepayment speeds are usually slower and the value of the MSR asset generally increases, requiring less valuation allowance. A valuation allowance is established, through a charge to earnings, to the extent the amortized cost of the MSR exceeds the estimated fair value by stratification. If it is later determined that all or a portion of the temporary impairment no longer exists for a stratification, the valuation is reduced through a recovery to earnings. An other-than-temporary impairment (i.e. recoverability is considered remote when considering interest rates and loan pay off activity) is recognized as a write-down of the MSR asset and the related valuation allowance (to the extent a valuation allowance is available) and then against earnings. A direct write-down permanently reduces the carrying value of the MSR asset and valuation allowance, precluding subsequent recoveries.

Liability for Loan Repurchases and Indemnifications

Loans sold to investors by the Company and which met investor and agency underwriting guidelines at the time of sale may be subject to repurchase or indemnification in the event of specific default by the borrower or subsequent discovery that underwriting standards were not met. The Company may, upon mutual agreement, agree to repurchase the loans or indemnify the investor against future losses on such loans. In such cases, the Company bears any subsequent credit loss on the loans. The Company has established a liability for potential losses related to these representations and warranties with a corresponding amount/adjustment recorded to the provision for loan loss. In assessing the adequacy of the liability, management evaluates various factors including actual losses on repurchases and indemnifications during the period, historical loss experience, known delinquent and other problem loans, and economic trends and conditions in the industry.

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

GNMA Securitization Loan Repurchases

When the Company has the unilateral right to repurchase GNMA pool loans it has previously sold (generally loans that are more than 90 days past due), the Company then records the loan on its balance sheet. The recognition of previously sold loans does not impact the accounting for the previously recognized mortgage servicing rights. At December 31, 2012 and 2011, delinquent or defaulted mortgage loans currently in GNMA pools that the Company has recognized on its balance sheet totaled $7.1 million and $2.0 million, respectively.

Loan Servicing Fees

Loan servicing fees represent fees earned for servicing loans for various investors. The servicing fees are based on a contractual percentage of the outstanding principal balance and recognized into revenue as the related mortgage payments are received. Loan servicing expenses are charged to operations as incurred.

Servicing Advances

Servicing advances represent escrows and advances on behalf of customers and investors to cover delinquent balances for property taxes, insurance premiums and other out-of-pocket costs. Advances are made in accordance with the servicing agreements and are recoverable upon liquidation. The Company periodically reviews the advances for collectability and amounts are written off when they are deemed uncollectible.

Furniture, Fixtures, Equipment and Leasehold Improvements

Furniture, fixture and equipment are recorded at cost and depreciated using straight-line methods over estimated useful lives of three to ten years. Leasehold improvements are amortized using the straight-line method over the shorter of the related lease term or their estimated economic useful lives.

Capitalized Software

The Company capitalized certain third-party consulting costs related to computer software for internal use. Software is amortized using the straight-line method over estimated lives of three years. Amortization expense amounted to $226,157 and $164,145 for the years ended December 31, 2012 and 2011, respectively.

Intangible Assets

The finite-lived purchased intangible assets consist of customer relationships and an active agent list, which have useful lives of 8 years and 5 years, respectively. Intangible assets with finite lives are amortized over their estimated lives using a straight line amortization method. The Company evaluates the estimated remaining useful lives on intangible assets to determine whether events or changes in circumstances warrant a revision to the remaining periods of amortization. If the estimate of an intangible asset’s useful life is changed, the remaining carrying amount of the intangible asset is amortized prospectively over that revised remaining useful life. Additionally, an intangible asset that initially is deemed to have a finite useful life would cease being amortized if it is subsequently determined to have an indefinite useful life. Such intangible asset is then tested for impairment. The Company reviews such intangibles for impairment whenever events or changes in circumstances indicate their carrying amounts may not be recoverable, in which case an impairment charge would be recorded.

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible Assets (Continued)

The indefinite-lived purchased intangible asset consists of a trade name. Intangible assets with an indefinite useful life are not subject to amortization but are reviewed for impairment annually or more frequently whenever events or changes in circumstances indicate that the carrying amount of an intangible asset may not be recoverable. The Company first assesses qualitative factors to determine whether the existence of events or circumstances leads to a determination that is more likely than not that an indefinite-lived intangible asset is impaired. If the Company determines that it is more likely than not that the intangible asset is impaired, a quantitative impairment test is performed. For the quantitative impairment test, the Company compares the fair value of an indefinite-lived intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, the amount of the impairment is measured as the difference between the carrying amount of the asset and its fair value. Impairment is permanently recognized by writing down the asset to the extent that the carrying value exceeds the estimated fair value.

Long-Lived Assets

The Company periodically assesses long-lived assets for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If management identifies an impairment indicator, it assesses recoverability by comparing the carrying amount of the asset to the undiscounted cash flows expected to result from the use and eventual disposition of the asset. An impairment loss is recognized whenever the carrying amount is not recoverable. No such impairment was recognized for the years ended December 31, 2012 and 2011, respectively.

Investment in Closely Held Entity

Investment in closely held entity consists of shares of voting common and preferred stock, which the Company owns in a non-publicly traded entity. The investment is carried at cost as the Company does not exercise significant influence over the entity’s operating and financial activities. The Company has determined it is not practical to estimate the fair value of the investment. Based upon its evaluation, the Company has not identified any event or change in circumstances occurring during the period that may have a significant adverse effect on the fair value of the investment.

Stock-Based Compensation

The Company recognizes expense relating to its stock-based compensation based upon the fair value of the award on the grant date. The cost is recognized over the vesting or service period.

Advertising and Marketing

Advertising and marketing is expensed as incurred and amounted to $1,059,475 and $413,692 for the years ended December 31, 2012 and 2011, respectively.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are recognized to the extent that realization is “more likely than not”.

The Company’s income tax expense includes assessments related to uncertain tax positions taken or expected to be taken by the Company. Management has concluded that it currently does not have any significant uncertain tax positions. If applicable, the Company will recognize interest and penalties related to unrecognized tax benefits as a component of income tax expense. The open tax years subject to examination by taxing authorities include the years ended December 31, 2011, 2010, and 2009. The Company has no federal or state tax examinations in process as of December 31, 2012.

Cash and Cash Equivalents

For cash flow purposes, the Company considers cash and temporary investments with original maturities of three months or less, to be cash and cash equivalents. The Company typically maintains cash in financial institutions in excess of FDIC limits. The Company evaluates the creditworthiness of these financial institutions in determining the risk associated with these cash balances.

Restricted Cash

The Company maintains cash balances that are restricted under broker margin account agreements.

Escrow and Fiduciary Funds

The Company maintains segregated bank accounts in trust for investors and escrow balances for mortgagors. The balances of these accounts amounted to $98,423,192 and $23,668,462 at December 31, 2012 and 2011, respectively, and are excluded from the Company’s balance sheet.

Reclassifications

Certain reclassifications have been made to prior year balances to conform to the current year financial statement presentation.

Earnings Per Share

Basic earnings per share is computed based on the weighted average number of common shares outstanding during the period presented. Diluted earnings per share is computed based on the weighted-average number of common shares plus the effect of dilutive potential common shares outstanding during the period presented using the treasury stock method. Dilutive potential common shares represent convertible preferred stock and employee and director stock options.

C. MORTGAGE LOANS HELD FOR SALE, AT FAIR VALUE

The following summarizes mortgage loans held for sale at fair value at December 31:

	2012	2011
Conventional	$110,492,545	$27,748,435
Governmental	108,131,406	33,980,399

	$218,623,951	$61,728,834

At December 31, 2012 and 2011, the Company had pledged approximately $218 million and $61 million, respectively, in fair value of mortgage loans held for sale to secure warehouse lines of credit.

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

D. DERIVATIVE INSTRUMENTS

The following summarizes derivative instruments at December 31:

	December 31, 2012		December 31, 2011
Description	Fair Value	Notional Amount	Fair Value	Notional Amount
Interest rate lock commitments	$11,988,706	$1,139,963,000	$3,347,255	$112,085,000
MBS forward sales contracts	(1,786,505)	$967,780,000	(1,045,529)	$153,320,000

Total	$10,202,201		$2,301,726

The Company recorded net gains (losses) on derivatives of $(4,089,161) and $156,834 for the years ended December 31, 2012 and 2011, respectively, which are included in gain on mortgage loans held for sale in the statement of operations.

E. FURNITURE, FIXTURES, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

The following summarizes furniture, fixtures, and equipment and leasehold improvements at December 31:

	2012	2011
Computer equipment	$2,502,390	$806,651
Furniture and office equipment	1,650,540	941,346
Leasehold improvements	304,061	245,608

Total	4,456,991	1,993,605
Less accumulated depreciation	(847,081)	(546,772)

	$3,609,910	$1,446,833

Depreciation and amortization expense amounted to $403,903 and $193,295 for the years ended December 31, 2012 and 2011, respectively.

F. MORTGAGE SERVICING RIGHTS

The Company sells residential mortgage loans in the secondary market and typically retains the right to service the loans sold. Upon sale, an MSR asset or liability is capitalized, which represents the current fair value of future net cash flows expected to be realized for performing servicing activities. As the Company has not elected to subsequently measure its existing class of servicing assets under the fair value measurement method, the Company follows the amortization method. MSRs are amortized in proportion to and over the period of estimated net servicing income, and assessed for impairment at each reporting date. MSRs are carried at the lower of initial capitalized amount, net of accumulated amortization, or estimated fair value.

The Company periodically evaluates it MSRs for impairment. Impairment is assessed based on fair value at each reporting date using estimated prepayment speeds of the underlying mortgage loans serviced and stratifications based on the risk characteristics of the underlying loans (predominantly interest rate). For this purpose, the Company stratifies its MSRs into three pools based upon interest rates: those with note rates below 4.00%, note rates between 4.00% and 4.99%, and note rates above 5%.

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

F. MORTGAGE SERVICING RIGHTS (Continued)

A summary of changes in the balance of the MSR asset and the related valuation allowance for the years ended December 31 is as follows:

	2012	2011
Mortgage Servicing Rights:
Balance at the beginning of year	$17,679,198	$7,129,966
Loans sold, servicing retained	39,902,528	11,510,883
Amortization	(3,679,545)	(959,886)
Valuation allowance	(11,699,787)	(1,765)

Balance at end of year	$42,202,394	$17,679,198

Valuation Allowance:
Balance at the beginning of year	$1,765	$—
Additions	11,698,022	1,765
Reductions	—	—

Balance at end of year	$11,699,787	$1,765

The fair value of MSRs was approximately $42.2 million, $17.7 million, and $7.1 million as of December 31, 2012, 2011 and 2010, respectively.

The Company did not record any other-than-temporary impairment for the years ended December 31, 2012 and 2011.

The Company’s mortgage servicing portfolio is summarized as follows at December 31:

	2012	2011
FNMA	$2,781,388,717	$801,789,123
GNMA	1,363,951,053	514,099,118

Total Servicing Portfolio	$4,145,339,770	$1,315,888,241

MSRs, net to servicing portfolio	1.02%	1.34%

The following table summarizes the Company’s estimated future MSR amortization expense. These estimates are based on existing asset balances, the current interest rate environment, and prepayment speeds as of December 31, 2012. The actual amortization expense the Company recognizes in any given period may be significantly different depending upon acquisition or sale activities, changes in interest rates, prepayment speeds, market conditions, or circumstances that indicate the carrying amount of an asset may not be recoverable.

Year Ending December 31,	Amount
2013	$6,944,548
2014	5,566,146
2015	4,562,793
2016	3,948,227
2017	3,523,627
Thereafter	29,356,840

$53,902,181

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

G. NOTES RECEIVABLE, STOCKHOLDERS

The Company has notes receivable outstanding to stockholders in the amount of $222,023 and $289,523 as of December 31, 2012 and 2011, respectively. The notes are unsecured and bear interest at the prime rate with outstanding principal and interest due on April 1, 2014.

H. INTANGIBLES

The Company’s purchased intangibles associated with the NattyMac acquisition (Note R) for the year ended December 31, 2012 are comprised of:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Useful Lives
Amortized Intangible Assets:
Customer Relationships	$2,350,000	$(97,917)	$2,252,083	8 Years
Active Agent List	330,000	(22,000)	308,000	5 Years

Total	$2,680,000	$(119,917)	$2,560,083

Unamortized Intangible Assets:
“NattyMac” Trade Name	$1,030,000

The Company did not have any purchased intangible assets for the fiscal year ended December 31, 2011.

The Company recorded amortization expense on its intangible assets of $119,917 and $0 for the years ended December 31, 2012 and 2011, respectively. The projections of amortization expense for the next five years are based on existing asset balances at December 31, 2012. Future amortization expense may vary from these projections.

The following table provides the estimated future amortization expense from amortized intangible assets.

Estimated Amortization Expense Year Ending December 31,	Customer Relationships	Active Agent List
2013	$293,750	$66,000
2014	293,750	66,000
2015	293,750	66,000
2016	293,750	66,000
2017	293,750	44,000
Thereafter	783,333	—

	$2,252,083	$308,000

The Company did not record any impairment charges relating to the indefinite-lived intangible asset for the year ended December 31, 2012.

I. TRANSFERS OF FINANCIAL ASSETS

Residential mortgage loans are sold to or pursuant to programs sponsored by FNMA or GNMA. The Company has continuing involvement in mortgage loans sold through servicing arrangements and the liability for loan indemnifications and repurchases under the representation and warranties it makes to the purchasers and

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

I. TRANSFERS OF FINANCIAL ASSETS (Continued)

insurers of the loans it sells. The Company is exposed to interest rate risk through its continuing involvement with mortgage loans sold, including the mortgage servicing right asset, as the value of the asset fluctuates as changes in interest rates impact borrower prepayment on the underlying mortgage loans.

All loans are sold on a non-recourse basis; however, representations and warranties have been made that are customary for loan sale transactions, including eligibility characteristics of the mortgage loans and underwriting responsibilities, in connection with the sales of these assets.

In order to facilitate the origination and sale of mortgage loans held for sale, the Company entered into various agreements with warehouse lenders. Such agreements are in the form of loan participations and repurchase agreements with banks and other financial institutions. Mortgage loans held for sale are considered sold when the Company surrenders control over the financial assets and such financial assets are legally isolated from the Company in the event of bankruptcy. For loan participations and repurchase agreements that meet the sale criteria, the transferred financial assets are derecognized from the balance sheet and a gain or loss is recognized upon sale. If the sale criteria are not met, the transfer is recorded as a secured borrowing in which the assets remain on the balance sheet and the proceeds from the transaction are recognized as a liability. All repurchase agreements are accounted for by the Company as secured borrowings.

From time to time, the Company may sell loans whereby the underlying risks and cash flows of the mortgage loan have been transferred to a third party through the issuance of participating interests. The terms and conditions of these interests are governed by the participation agreements. In the instances where the loan participation has qualified for sale treatment, the Company will act as an agent on behalf of the participating entity when negotiating the terms of the ultimate sale of the underlying mortgage loan to the government- sponsored entities (FNMA AND GNMA). The Company will receive a marketing fee paid by the participating entity upon completion of the sale. In addition, the Company will also service the underlying mortgage loans to the participation agreement for the period that the participating interests are outstanding.

The following table sets forth information regarding cash flows relating to loan sales in which the Company has continuing involvement:

	2012	2011
Cash Flows:
Proceeds from new loan sales	$28,391,912	$4,335,097
Servicing fees	$6,229,292	$2,623,678
Net servicing advances	$590,648	$137,548
Purchase of previously transferred financial assets	$—	$—
Year-End Information:
Unpaid principal balance, loans outstanding	$4,145,339,770	$1,316,048,814
Loans delinquent 90 or more days or in foreclosure	$11,349,867	$5,523,749
Loans delinquent 30-89 days	$61,075,698	$26,398,700

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

J. DEBT OBLIGATIONS

Short-Term Borrowings:

Short-term borrowings were as follows for the years ended December 31:

	2012		2011
	Amounts Outstanding	Weighted Average Interest Rate	Amounts Outstanding	Weighted Average Interest Rate
Warehouse lines of credit	$202,976,453	2.98%	$57,893,665	4.03%
Operating lines of credit	5,131,213	4.17%	8,195,812	4.24%

	$208,107,666		$66,089,477

The Company maintains warehouse lines of credit with various financial institutions, primarily to fund the origination of mortgage loans which are subject to participation. As of December 31, 2012, there were three warehouse lines of credit with three financial institutions with a total size of $365,000,000, of which $202,976,453 was outstanding. As of December 31, 2011, there were two warehouse lines of credits with two financial institutions with a total size of $115,000,000, of which $57,893,665 was outstanding. Each warehouse line of credit is collateralized by the underlying mortgages.

The following table summarizes the interest rate and maturity for the warehouse lines of credit outstanding as of December 31, 2012 and 2011:

December 31, 2012	Interest Rate	Maturity Date
Warehouse Line of Credit-Party A	Same as the underlying mortgage rates	May 2013
Warehouse Line of Credit-Party B	Libor plus applicable margin	December 2013
Warehouse Line of Credit-Party C	Same as the underlying mortgage rates	No maturity date

December 31, 2011	Interest Rate	Maturity Date
Warehouse Line of Credit-Party A	Same as the underlying mortgage rates	May 2012
Warehouse Line of Credit-Party C	Same as the underlying mortgage rates	No maturity date

The Company intends to renew the warehouse lines of credit when they mature.

The warehouse lines of credit are generally tied to the loan participation agreements executed with the same financial institutions. Pursuant to the loan participation agreements, the Company periodically sells beneficial ownership interests in its mortgage loan receivables. As of December 31, 2012, the Company has a total of $30,000,000 in loan participation limit that expires in 2013. The lenders may cancel the agreements with written notice. The Company reviews loan participation agreements to determine if they constitute a sale for accounting purposes. If the loan participation agreements do not meet the sale accounting criteria, they are treated as secured borrowings.

The Company has a $7.2 million operating line of credit agreement with a financial institution expiring May 31, 2013. Interest under the agreement is at the prime rate (with a floor of 4%) per annum. The line is

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

J. DEBT OBLIGATIONS (Continued)

Short-Term Borrowings: (Continued)

collateralized by the net servicing fee cash flows from and proceeds on agency approved sales of mortgage servicing rights. Amounts outstanding under the line amounted to $4,417,463 and $7,197,150 at December 31, 2012 and 2011, respectively.

The Company has a $1.0 million operating line of credit agreement expiring June 30, 2013. Interest under the agreement is between 5.25% and 6% per annum; the line is collateralized by the Company’s stock in a closely held investment and the net servicing fee cash flows from and proceeds on agency approved sales of mortgage servicing rights. The amounts outstanding under the line amounted to $713,750 and $998,662 at December 31, 2012 and 2011, respectively.

The above agreements contain covenants which include certain financial requirements, including maintenance of minimum tangible net worth, maximum debt to tangible net worth ratio, minimum liquidity, minimum current ratio, minimum profitability, and limitations on additional debt and transactions with affiliates, as defined in the agreement. The Company was in compliance with all significant covenants at December 31, 2012 and 2011.

The Company had $750,000 in subordinated notes payable due to related parties at December 31, 2011. The debt bore interest at 10% per annum and matured April 30, 2012.

Long-Term Borrowings:

At December 31, 2012 and 2011, the Company had no long-term borrowings outstanding.

K. LIABILITY FOR MORTGAGE REPURCHASES AND INDEMNIFICATIONS

The following is a summary of changes in the liability for mortgage repurchases and indemnifications for the years ended December 31:

	2012	2011
Balance, beginning of the year	$—	$—
Provision for losses on mortgage repurchases and indemnifications	1,916,805	—
Loan indemnification and charge offs	—	—

Balance, end of the year	$1,916,805	$—

Because of the uncertainty in the various estimates underlying the mortgage repurchase and indemnifications liability, there is a range of losses in excess of the recorded mortgage repurchase and indemnifications liability that is reasonably possible. The estimate of the range of possible loss for representations and warranties does not represent a probable loss, and is based on current available information, significant judgment, and a number of assumptions that are subject to change. The high end of this range of reasonably possible losses in excess of the Company’s recorded liability was $690,000 at December 31, 2012 and was determined based upon modifying the assumptions utilized in the Company’s best estimate of probable loss to reflect what the Company believes to be the high end of the reasonably possible adverse assumptions.

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

I. RELATED PARTY TRANSACTIONS

The Company has an agreement with the Series D preferred stockholder to pay an annual management fee equal to 1% of the stockholder’s committed capital amount for consulting and advisory services and strategic planning. The term of the agreement extends through the earlier of ten years (March 9, 2022), a change in control of the Company, or the stockholder ceasing to own 10% of the capital stock of the Company. The management fee amounted to $237,778 for the year ended December 31, 2012 and is included in general and administrative expenses and due to related parties.

The Company has an agreement with a stockholder to manage and grow the Company’s Home Improvement Program division which primarily focuses on the origination of FHA 203k loans and Fannie Mae Home Style renovation loans. In accordance with the terms of the agreement the stockholder will receive an annual management fee of $107,500 payable quarterly through January 15, 2014, 10% of all revenue generated by the division payable quarterly through January 15, 2014, and 33.33% of the annual net income of the division for calendar 2012 and 2013. The management fees amounted to $339,362 for the year ended December 31, 2012 and are included in general and administrative expenses. The balance outstanding at December 31, 2012 amounted to $110,486 and is included in due to related parties as of December 31, 2012.

The Company had amounts due to related parties of $202,148 at December 31, 2011. The amounts were unsecured, non-interest bearing and due on demand and were repaid during 2012.

M. STOCKHOLDERS’ EQUITY

Common Stock

The Company’s Amended and Restated Articles of Incorporation authorize the issuance of 1.5 million shares of common stock, par value $0.001 per share. As of December 31, 2012, the Company had 249,958 shares of common stock issued and outstanding. The Company issued 14,706 shares of common stock for approximately $0.5 million in 2011, and 29,412 shares of common stock for approximately $1 million in 2012.

The Company paid no dividends to its common shareholders in 2012 and 2011. The declaration of future dividends and the establishment of the per share amount, record dates and payment dates for any such future dividends are subject to the final determination of the Board, and will be dependent upon future earnings, cash flows, financial requirements and other factors.

Treasury Stock

The Company repurchased 45,500 shares of its common stock for approximately $1.8 million during 2012, funding the repurchase program from cash on hand. There was no treasury stock in fiscal year 2011. Repurchases of common stock are accounted for using the cost method, with common stock in treasury classified in the balance sheet as a reduction of stockholders’ equity.

Preferred Stock

The Company has authorized a total of 1 million shares of preferred stock (all series) with a $.001 par value per share. The Company has issued Series A, B, C, and D Convertible Preferred Stock (“Series A, B, C or D Preferred Shares”), all of which are convertible into common stock. The Series D Preferred Shares have dividend and liquidation preference over the Series C Preferred Shares, and both Series C and D Preferred Shares have preference over Series B Preferred Shares and common stock at face value, plus any unpaid cumulative

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

M. STOCKHOLDERS’ EQUITY (Continued)

Preferred Stock (Continued)

dividends. The Series B Preferred Shares have equal liquidation preference with common stock. As of December 31, 2012, the Company had $19,000 of unpaid cumulative dividends.

Series A Convertible Preferred Stock (“Series A Preferred Shares”)

On October 1, 2009, Stonegate issued 30,000 Series A Preferred Shares to two investors, all of which were redeemed on March 9, 2012 in accordance with their terms, and subsequently retired. As a result, there were no outstanding Series A Preferred Shares at December 31, 2012. Each Series A Preferred Share accrued cumulative dividends at an annual rate of 15%, payable quarterly in arrears. The holders of the Series A Preferred Shares were entitled to receive (as a special dividend as and when declared by the Board of Directors of the Company) an amount equal to 30% of all net cash proceeds received by the Company, if any, from the sale of servicing rights on residential first mortgage loans originated and sold on a servicing retained basis. No special dividends were declared by the Board in 2012 or 2011.

Each Series A Preferred Share was convertible, at the option of the holder, on a 1:1 basis into shares of common stock subject to adjustment for stock dividends, splits, and similar equity transactions. The Series A Conversion Price was equal to the Series A Preferred Shares original issue price.

The Series A Preferred Shares had no voting rights, except that the approval of the holders of a majority of the Series A Preferred Shares (voting as a separate class) was required for certain matters including any amendment to the articles of incorporation or code of regulations of the Company materially altering the rights or obligations of the holders of the Series A Preferred Shares, the redemption of the Series A Preferred Shares prior to December 23, 2010, and any other events requiring that the holders of the Series A Preferred Shares vote as a separate class as a matter of law.

Series B Convertible Preferred Stock (“Series B Preferred Shares”)

As of December 31, 2012, the Board of Directors had issued 1,000 Series B Preferred Shares at $50 per share; there were no issuances in 2011 or 2012. Holders of Series B Preferred Shares are entitled to receive cash dividends at the discretion of the Board of Directors. The dividends are to be calculated as a specified percentage (also determined by the Board of Directors) of net income as contractually defined. No such special dividend had been declared as of December 31, 2012.

Each Series B Preferred Share is convertible, at the option of the holder, on a 1:1 basis into shares of common stock subject to adjustment for stock dividends, splits, and similar equity transactions and is redeemable by the Company at any time. The Series B Conversion Price is equal to the Series B original issue price.

Each outstanding Series B Preferred Share will be deemed, immediately prior to the occurrence of any liquidation, dissolution or winding up of the Company, to have converted into one common share and will participate in distributions resulting from any such liquidation event on the same basis as all other common shares.

The Series B Preferred Shares have no voting rights, except that the approval of the holders of a majority of all Series B Preferred Shares (voting as a separate class) will be required for certain matters, including any amendment to the articles of incorporation or code of regulations of the Company materially

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

M. STOCKHOLDERS’ EQUITY (Continued)

Preferred Stock (Continued)

altering the rights or obligations of the holders of the Series B Preferred Shares, and any other events requiring that the holders of the Series B Preferred Shares vote as a separate class as a matter of law.

Series C Convertible Preferred Stock (“Series C Preferred Shares”)

In 2011, the Board of Directors issued 19,000 Series C Preferred Shares at $50 per share. Each Series C Preferred Share accrues cumulative dividends at an annual rate of 8%, payable quarterly in arrears.

Each Series C Preferred Share is convertible, at the option of the holder, on a 1:1 basis into shares of common stock subject to adjustment for stock dividends, splits, and similar equity transactions, and will further only be convertible (i) in connection with a sale of the Company or an initial public offering, (ii) within 60 days after the Company receives its annual audited financial statements each year, and (iii) when the shares have been called for redemption by the Company. The Series C preferred share is redeemable by the Company at any time.

The Series C Preferred Shares have no voting rights, except that the approval of the holders of a majority of the Series C Preferred Shares (voting as a separate class) will be required for certain matters, including any amendment to the articles of incorporation or code of regulations of the Company materially altering the rights or obligations of the holders of the Series C Preferred Shares, the redemption of the Series C Preferred Shares prior to December 31, 2012, and any other events requiring that the holders of the Series C Preferred Shares vote as a separate class as a matter of law. The Company has the option to redeem the Series C Preferred Shares for the original face value plus any accrued but unpaid dividends.

Series D Convertible Preferred Stock (“Series D Preferred Shares”)

During 2012, the Board of Directors issued 581,818 Series D Preferred Shares at $55 per share, in separate closings in March, July and December 2012. Each Series D Preferred Share accrues cumulative dividends at an annual rate of 7%. The dividends compound annually and accrue daily whether or not declared by the Board of Directors. The dividends are payable (i) when declared by the Board of Directors, (ii) when dividends are declared, paid or set aside on any class or series of shares ranking junior to the Series D Preferred Shares, assuming the holders of a majority of Series D Preferred Shares consent thereto, (iii) upon a liquidation, winding up or dissolution of the Company (including certain sale transactions that would anticipate a liquidation of the Company thereafter), and (iv) upon the redemption of the Series D Preferred Shares.

Each Series D Preferred Share is convertible, at the option of the holder at any time, on a 1:1 basis into shares of common stock subject to adjustment for stock dividends, splits, and similar equity transactions and is not redemmable by the Company. The holders of the Series D Preferred Shares have the right to vote on an as-converted basis together with the holders of the common stock on all matters to be voted upon by the shareholders. At December 31, 2012, the Series D Preferred Shareholders owned approximately 72% of the Company’s outstanding shares of capital stock.

If between March 9, 2017 and March 9, 2018, the current holders of the Series D Shares ever own less than 50% of the outstanding voting stock of the Company, the holders of at least a majority of the Series D Preferred Shares may require the Company to redeem all of the Series D Preferred Shares for an amount equal to the greater of the (i) original purchase price of the Series D Preferred Shares plus all accrued or declared but unpaid dividends, and (ii) the then fair market value of the shares of common stock into which the Series D Preferred Shares are convertible.

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

M. STOCKHOLDERS’ EQUITY (Continued)

2011 Stock Incentive Plan

The Company has authorized 100,000 shares of common stock for grant as an incentive to key employees, consultants and directors. The option price per share and other terms and conditions are to be determined by committee; however, the option price may not be less than the fair market value of the common stock on the grant date and the options must have an exercise date no more than 10 years from the grant date. During 2012, the Company granted a director, stock options to purchase 7,322 shares of the Company’s common stock at an exercise price of $55 per share.

The fair value of the option award was estimated on the date of grant using the Black-Scholes option pricing model and the following assumptions: per share fair value of the options granted- $55; expected volatility-18%; expected dividend yield-0%; expected term-5.75 years and risk free interest rate-1.01%. The risk free interest rate is based on the U.S. Treasury zero-coupon yield curve in effect at the time of the grant. Volatility was estimated based on the volatility of comparable public companies.

The options vest and become exercisable in twelve equal quarterly periods from June 30, 2012 through June 30, 2015. The options may be exercised any time after vesting but no later than March 8, 2022. 1,830.50 units vested during 2012 and 5,491.50 units were still outstanding as of December 31, 2012. There was no other activity in the plan during 2012. Compensation expense recorded amounted to $13,155 for the year ended December 31, 2012. Unamortized costs at December 31, 2012 amounted to $65,776 and will be recognized ratably over the vesting period.

N. INCOME TAXES

The components of income tax expense are as follows for the years ended December 31:

	2012	2011
Current income tax	$—	$(4,533)
Deferred income tax	10,724,261	1,703,985

	$10,724,261	$1,699,452

The following is a reconciliation of income taxes to the expected statutory federal corporate income tax rates for the years ended December 31:

	2012	2011
Statutory federal income tax	$9,733,376	$1,371,617
State tax, net of federal benefit	960,704	301,091
Non-deductible expenses	30,181	26,744

	$10,724,261	$1,699,452

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

N. INCOME TAXES (Continued)

The tax effects of significant temporary differences which gave rise to the Company’s deferred tax assets and liabilities are as follows at December 31:

	2012	2011
Deferred tax assets—
Net operating loss carryforwards	$5,843,603	$3,969,055
Liability for mortgage repurchases and indemnifications	735,478	—

	6,579,081	3,969,055

Deferred tax liabilities—
Fixed assets, intangibles and other	(873,674)	(126,244)
Loans held for sale and derivatives	(4,258,143)	(875,667)
Mortgage servicing rights	(15,828,479)	(6,623,196)

	(20,960,296)	(7,625,107)

Net deferred tax asset (liability)	$(14,381,215)	$(3,656,052)

The Company has federal and state net operating loss carryforwards of approximately $15.2 million and $11.4 million, respectively, available to offset taxable income and expiring from 2027 through 2032.

As a result of a significant investment by holders of Series D preferred stock, the Company experienced a change in ownership as that term is defined in Section 382 of the Internal Revenue Code in 2012. As a result of this change in ownership, utilization of certain tax attributes including net operating loss and other carryforwards are subject to annual limitations. In some cases, these annual limitations can result in net operating losses expiring before they are fully utilized. Management has determined that no valuation allowance is necessary for the recorded deferred tax assets as it has concluded that it is more likely than not that the recorded amounts will be realized.

O. EMPLOYEE BENEFIT PLANS

Profit Sharing Plan

The Company has a 401(k) profit sharing plan covering substantially all employees. Employees may contribute amounts subject to certain IRS and plan limitations. The Company may make discretionary matching and non-elective contributions. For the years ended December 31, 2012 and 2011, the Company contributed $384,392 and $163,085, respectively, to the Plan.

P. COMMITMENTS AND CONTINGENCIES

Commitments to Extend Credit

The Company enters into interest rate lock commitments with customers who have applied for residential mortgage loans and meet certain credit and underwriting criteria. These commitments expose the Company to market risk if interest rates change and the loan is not economically hedged or committed to an investor. The Company is also exposed to credit loss if the loan is originated and not sold to an investor and the customer does not perform. The collateral upon extension of credit typically consists of a first deed of trust in the

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

P. COMMITMENTS AND CONTINGENCIES (Continued)

Commitments to Extend Credit (Continued)

mortgagor’s residential property. Commitments to originate loans do not necessarily reflect future cash requirements as some commitments are expected to expire without being drawn upon. Total commitments to originate loans at December 31, 2012 and 2011 approximated $1,139,964,000 and $197,024,000, respectively.

Leases

The Company leases office space and equipment under non-cancelable operating agreements expiring through May 2022. Rent expense amounted to $1,259,216 and $745,620 for the years ended December 31, 2012 and 2011, respectively. Future minimum rental payments under the leases having an initial or remaining non-cancelable term in excess of one year are as follows at December 31, 2012:

Year Ending December 31,	Amount
2013	$1,599,763
2014	1,396,034
2015	1,359,994
2016	1,106,919
2017	894,757
Thereafter	3,899,368

$10,256,835

Regulatory Net Worth Requirements

The Company is subject to various regulatory capital requirements administered by the Department of Housing and Urban Development (HUD), which governs non-supervised, direct endorsement mortgagees, and (GNMA), which governs issuers of GNMA securities. Additionally, the Company is required to maintain minimum net worth requirements for many of the states in which it sells and services loans. Each state has its own minimum net worth requirement; these range from $0 to $1 million, depending on the state.

Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary remedial actions by regulators that, if undertaken, could (i) remove the Company’s ability to sell and service loans to or on behalf of the Agencies and (ii) have a direct material effect on the Company’s financial statements. In accordance with the regulatory capital guidelines, the Company must meet specific quantitative measures of assets, liabilities and certain off-balance sheet items calculated under regulatory accounting practices. Further, changes in regulatory and accounting standards, as well as the impact of future events on the Company’s results, may significantly affect the Company’s net worth adequacy.

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

P. COMMITMENTS AND CONTINGENCIES (Continued)

Regulatory Net Worth Requirements (Continued)

The Company met all minimum net worth requirements to which it was subject as of December 31, 2012 and 2011. The Company’s required and actual net worth amounts are presented in the following table:

	December 31, 2012		December 31, 2011
	Net Worth (1)	Net Worth Required	Net Worth (1)	Net Worth Required
HUD	$51,436,841	$1,000,000	$10,125,941	$1,000,000
GNMA	$51,436,841	$5,779,739	$10,125,941	$3,736,186
FNMA	$51,436,841	$2,500,000	$10,125,941	$2,500,000
Various States	$51,436,841	$0-$1,000,000	$10,125,941	$0-$1,000,000

(1)	-Calculated in compliance with the respective agency’s requirements

Litigation

The Company is subject to various legal proceedings arising out of the ordinary course of business. As of December 31, 2012, there were no material current or pending claims against the Company.

Q. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company uses fair value measurements in fair value disclosures and to record certain assets and liabilities at fair value on a recurring basis, such as derivatives and loans held for sale, or on a nonrecurring basis, such as measuring impairment on assets carried at amortized cost. The Company has elected fair value accounting for loans held for sale to more closely align the Company’s accounting with its interest rate risk strategies without having to apply the operational complexities of hedge accounting.

The Company groups its assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

•	Level 1-Quoted prices in active markets for identical assets or liabilities;

•

Level 2-Prices determined using other significant observable inputs. Observable inputs are inputs that other market participants would use in pricing an asset or liability and are developed based on market data obtained from sources independent of the Company. These may include quoted prices for similar assets and liabilities, interest rates, prepayment speeds, credit risk and others;

•

Level 3—Prices determined using significant unobservable inputs. In situations where quoted prices or observable inputs are unavailable (for example, when there is little or no market activity), unobservable inputs may be used. Unobservable inputs reflect the Company’s own assumptions about the factors that market participants would use in pricing the asset or liability, and are based on the best information available in the circumstances.

An asset or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

Q. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

While the Company believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methods or assumptions to estimate the fair value of certain financial statement items could result in a different estimate of fair value at the reporting date. Those estimated values may differ significantly from the values that would have been used had a readily available market for such items existed, or had such items been liquidated, and those differences could be material to the financial statements.

Management incorporates lack of liquidity into its fair value estimates based on the type of asset or liability measured and the valuation method used. The Company uses discounted cash flow techniques to estimate fair value. These techniques incorporate forecasting of expected cash flows discounted at appropriate market discount rates that are intended to reflect the lack of liquidity in the market.

The following describes the methods used in estimating the fair values of Level 2 and Level 3 fair value financial statement items:

Mortgage Loans

The Company’s mortgage loans held for sale at fair value, are saleable into the secondary mortgage markets and their fair values are estimated using quoted market or contracted prices or market price equivalents.

Derivative Financial Instruments

The Company estimates the fair value of interest rate lock commitments based on the value of the underlying mortgage loan, quoted Agency mortgage backed security (MBS) prices and estimates of the fair value of the MSRs and the probability that the mortgage loan will fund within the terms of the interest rate lock commitment. The Company estimates the fair value of forward sales commitments based on quoted MBS prices.

Mortgage Servicing Rights

The Company uses a discounted cash flow approach to estimate the fair value of MSRs. This approach consists of projecting servicing cash flows discounted at a rate that management believes market participants would use in their determinations of value. The key assumptions used in the estimation of the fair value of MSRs include prepayment speeds, discount rates, default rates, cost to service, contractual servicing fees, escrow earnings and ancillary income.

The key assumptions used in determining the fair value of MSRs when they are initially recognized are as follows:

	2012	2011
Discount rates	9.25%-11.00%	8.00%-11.00%
Annual prepayment speeds	10.8%-31.8%	5.1%-17.1%
Cost of servicing	$73	$91

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

Q. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Mortgage Servicing Rights (Continued)

The hypothetical effect of an adverse change in these key assumptions would result in a decrease in fair values as follows at December 31:

	2012	2011
Discount rate
Effect on value- 1% adverse change	$(2,071,000)	$(935,000)
Effect on value- 2% adverse change	$(3,953,000)	$(1,785,000)
Prepayment speeds
Effect on value- 5% adverse change	$(1,278,000)	$(266,000)
Effect on value- 10% adverse change	$(2,505,000)	$(526,000)
Cost of servicing
Effect on value- 5% adverse change	$(415,000)	$(279,000)
Effect on value- 10% adverse change	$(830,000)	$(558,000)

These sensitivities are hypothetical and should be used with caution. As the table demonstrates, the Company’s methodology for estimating the fair value of MSRs is highly sensitive to changes in assumptions. For example, actual prepayment experience may differ and any difference may have a material effect on MSR fair value. Changes in fair value resulting from changes in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the MSRs is calculated without changing any other assumption; in reality, changes in one factor may be associated with changes in another (for example, decreases in market interest rates may indicate higher prepayments; however, this may be partially offset by lower prepayments due to other factors such as a borrower’s diminished opportunity to refinance), which may magnify or counteract the sensitivities. Thus, any measurement of MSR fair value is limited by the conditions existing and assumptions made as of a particular point in time. Those assumptions may not be appropriate if they are applied to a different point in time.

The following are the major categories of assets and liabilities measured at fair value on a recurring basis as of December 31:

	December 31, 2012
Description	Level 1	Level 2	Level 3	Total
Loans held for sale	$—	$218,623,951	$—	$218,623,951
Interest rate lock commitments	—	11,988,706	—	11,988,706
MBS forward sales contracts	—	(1,786,505)	—	(1,786,505)

Total	$—	$228,826,152	$—	$228,826,152

	December 31, 2011
Description	Level 1	Level 2	Level 3	Total
Loans held for sale	$—	$61,728,834	$—	$61,728,834
Interest rate lock commitments	—	3,347,255	—	3,347,255
MBS forward sales contracts	—	(1,045,529)	—	(1,045,529)

Total	$—	$64,030,560	$—	$64,030,560

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

Q. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Fair Value of Other Financial Instruments

As of December 31, 2012 and 2011, all financial instruments were either recorded at fair value or the carrying value approximated fair value, with the exception of debt. For financial instruments that were not recorded at fair value, such as cash and cash equivalents and restricted cash and cash equivalents, the carrying value approximates fair value due to the short-term nature of such instruments. These financial instruments are classified within Level 1 of the valuation hierarchy.

As of December 31, 2012 and 2011, the total fair value of debt was $208 million and $66.1 million, respectively, and substantially all of the debt is measured using Level 2 inputs. As of December 31, 2012 and 2011, fair value was estimated using a discounted cash flow model incorporating assumptions based on current market information available for similar debt instruments.

Mortgage loans held for sale are carried at estimated fair value pursuant to the fair value option. Gains from changes in estimated fair values amounted to $3,528,122 and $1,565,087 for the years ended December 31, 2012 and 2011, respectively, and are included in gain on mortgage loans held for sale on the statement of operations.

Following are the fair value and related principal amounts due upon maturity for loans held for sale accounted under the fair value option at December 31, 2012 and 2011:

	December 31, 2012
	Fair Value	Principal	Difference
Current through 89 days delinquent	$218,555,787	$212,693,103	$5,862,684
90 or more days delinquent	68,164	68,164	—

	$218,623,951	$212,761,267	$5,862,684

	December 31, 2011
	Fair Value	Principal	Difference
Current through 89 days delinquent	$61,656,995	$59,322,433	$2,334,562
90 or more days delinquent	71,839	71,839	—

	$61,728,834	$59,394,272	$2,334,562

The following are the major categories of assets and liabilities measured at fair value on a nonrecurring basis as of December 31:

	December 31, 2012
Description	Level 1	Level 2	Level 3	Total
Mortgage servicing rights	$—	$—	$42,202,394	$42,202,394

Total	$—	$—	$42,202,394	$42,202,394

	December 31, 2011
Description	Level 1	Level 2	Level 3	Total
Mortgage servicing rights	$—	$—	$17,679,198	$17,679,198

Total	$—	$—	$17,679,198	$17,679,198

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

R. BUSINESS COMBINATION

As part of the Company’s growth strategy, on August 30, 2012, the Company acquired all rights, title, and interest in the assets of NattyMac’s single-family mortgage loan warehousing business. NattyMac is a single-family mortgage loan warehouse lender that funds Agency-eligible loans that have been fully committed for purchase by government-sponsored enterprises. As a result of this acquisition, the Company is expected to expand its business of originating, selling, and servicing residential first mortgages. The following table summarizes the consideration paid for NattyMac and the amount of net assets acquired recognized at the acquisition date:

At August 30, 2012	Amount
Consideration:
Cash	$511,828
Contingent Consideration	2,094,854

Fair Value, Total Consideration Transferred	2,606,682

Recognized Amounts of Indentifiable Assets Acquired:
Property and Equipment	$56,913
Other Assets	11,827
Indentifiable Intangible Assets	3,710,000

Total Indentifiable Intangible Assets	$3,778,740

Bargain Purchase Gain	$1,172,058

Acquisition-Related Costs	$405,704

The contingent consideration arrangement represents a deferred purchase price of $75 for each mortgage loan subsequently funded through the single-family mortgage loan warehousing business acquired from NattyMac. The deferred purchase price shall not exceed $2.25 million in the aggregate. The potential undiscounted amount of all future payments that the Company could be required to make under the contingent consideration arrangement is between $0 and $2.25 million. The fair value of the contingent consideration arrangement was estimated to be approximately $2.1 million at the acquisition date by applying the income approach. The fair value of the contingent consideration is based on key assumptions including (i) management’s estimate of number and timing of mortgage loans to be funded each quarter; and (ii) a discount rate of 5.3%. At December 31, 2012, the earn-out liability for the contingent consideration arrangement amounted to $2,094,854.

The fair value of the contingent consideration and the identified net assets acquired are provisional pending receipt of the final valuations. Additionally, the Company continues to obtain and assess facts and circumstances that existed as of the acquisition date that, if known, may have resulted in the recognition of additional assets and/or liabilities as of that date. The measurement period relating to the business combination is not expected to exceed more than one year from the acquisition date.

The acquisition of NattyMac’s single-family mortgage loan warehousing business was determined to be a bargain purchase for financial reporting purposes. The bargain purchase gain was recognized because the fair value of the identified net assets acquired exceeded the aggregate of the consideration transferred. Accordingly, the Company recognized a resulting bargain purchase gain of $1,172,058 on the acquisition date which is included in operations.

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

S. CONCENTRATION OF CREDIT RISK

The Company has exposure to credit loss in the event of contractual non- performance by its trading counterparties and counterparties to the over-the-counter derivative financial instruments that we use in our rate risk management activities. The Company manages this credit risk by selecting only counterparties that the Company believes to be financially strong, spreading the credit risk among many such counterparties, by placing contractual limits on the amount of unsecured credit extended to any single counterparty and by entering into netting agreements with the counterparties, as appropriate.

We have entered into agreements with derivative counterparties which include netting arrangements whereby the counterparties are entitled to settle their positions on a net basis. We have been required to provide certain derivative counterparties collateral against derivative financial instruments. As of December 31, 2012, counterparties held $3,445,356 of our investment securities and cash as collateral, after which the Company was in a net credit loss position of $1,658,853 to those counterparties. As of December 31, 2011, counterparties held $500,000 of our investment securities and cash as collateral, after which our net credit exposure was at a net credit gain position to those counterparties.

For the two-year period ended December 31, 2012, we incurred no credit losses due to non- performance of any of our counterparties.

T. SUBSEQUENT EVENTS

On February 28, 2013, the Company entered into a Custodial and Disbursement Agreement (“CDA”) with Bank of America, N.A, and U.S. Bank National Association, as well as a Master Repurchase Agreement (“MRA”) with Bank of America, N.A., in order that the Company may, from time to time, transfer to Bank of America N.A., participation certificates representing 100% beneficial ownership interests in certain residential mortgage loans and/or other mortgage related assets and interests, against the transfer of funds by Bank of America N.A., with a simultaneous agreement by Bank of America N.A. to sell to the Company such purchased assets at a specified date or on demand after the purchase date, against the transfer of funds by the Company.

Bank of America N.A. will enter into transactions with the Company provided that the aggregate outstanding purchase price as of any date shall not exceed $100,000,000, and the aggregate outstanding purchase price for any type of transaction shall not exceed the applicable type sublimit.

On March 29, 2013, the Company entered into a Term Loan agreement with Stonegate Investors Holdings LLC, in the principal amount of up to $10,000,000 maturing on September 30, 2013 at a rate per annum equal to 5% compounded monthly commencing on the closing date and ending May 31, 2013, and thereafter at a rate per annum equal to 12.5% compounded monthly. Under the terms of the agreement, the Company has issued a warrant agreement to the lender for the right to purchase a variable number of shares of the Company’s common stock equivalent to 5,000,000 common shares divided by an exercise price determined in accordance with the agreement.

Management has evaluated subsequent events through March 30, 2013, the date on which the financial statements were available to be issued.

STONEGATE MORTGAGE CORPORATION

BALANCE SHEET

	March 31, 2013 (unaudited)	December 31, 2012
ASSETS
Cash and cash equivalents	$17,736,274	$15,055,645
Restricted cash	6,314,542	3,445,378
Mortgage loans held for sale, at fair value	295,550,759	218,623,951
Accounts receivable	1,694,562	939,854
Servicing advances	956,299	937,990
Derivative assets	13,506,198	11,988,706
Mortgage servicing rights, at fair value	67,452,758	—
Mortgage servicing rights, at lower of amortized cost or fair value	—	42,202,394
Furniture, fixtures, equipment and leasehold improvements, net	4,432,020	3,609,910
Capitalized software, net	951,978	415,809
Intangible assets, net	3,500,145	3,590,083.00
Prepaid expenses	909,550	606,424
Investment in closely held entity, at cost	740,000	740,000
Notes receivable, stockholders	222,023	222,023
Loans subject to repurchase rights from Ginnie Mae	8,069,634	7,116,173
Deposits	737,411	111,853

TOTAL ASSETS	$422,774,153	$309,606,193

LIABILITIES AND STOCKHOLDERS’ EQUITY
Warehouse lines of credit	$276,930,289	$202,976,453
Operating lines of credit	7,553,018	5,131,213
Subordinated debt, related parties	9,245,322	—
Accounts payable	11,452,990	8,851,586
Accrued compensation and benefits	5,599,360	4,701,568
Accrued other expenses	7,474,737	5,052,610
Derivative liabilities	4,957,071	1,786,505
Liability for mortgage repurchases and indemnifications	2,870,971	1,916,805.00
Due to related parties	308,957	348,264
Earn-out liability	2,094,854	2,094,854.00
Liability for loan repurchase rights from Ginnie Mae	8,069,634	7,116,173
Deferred income taxes, net	20,511,215	14,381,215

Total liabilities	357,068,418	254,357,246

COMMITMENTS AND CONTINGENCIES (Note K)

STOCKHOLDERS’ EQUITY
Preferred stock, Series B, C, D $.001 par value; 1,000,000 shares authorized, 601,818 shares issued and outstanding
Convertible Preferred stock, Series B, C, $.001 par value; 20,000 shares issued	1,000,000	1,000,000
Convertible and Redeemable Preferred stock, Series D, $.001 par value; 581,818 shares issued	31,999,990	31,999,990
Common stock, $.001 par value; 1,500,000 shares authorized, 249,958 shares issued and outstanding	250	250
Treasury stock, 45,500 common shares	(1,820,000)	(1,820,000)
Additional paid-in-capital	3,993,901	3,232,645
Retained earnings	30,531,594	20,836,062

Total stockholders’ equity	65,705,735	55,248,947

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$422,774,153	$309,606,193

The accompanying notes are an integral part of these financial statements.

STONEGATE MORTGAGE CORPORATION

STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDING MARCH 31,

(Unaudited)

	2013	2012
REVENUE
Gain on mortgage loans held for sale, net of direct costs of $55,298,041 and $8,680,806, respectively	$25,498,830	$10,045,011
Change in mortgage servicing rights valuation, net of portfolio runoff of $1,799,755 and $0, respectively	4,089,791	—
Loan origination and other loan fees	4,351,269	1,342,868
Loan servicing fees	3,118,815	1,019,127
Interest income	2,821,729	665,977

Total revenue	39,880,434	13,072,983

EXPENSES
Salaries, commissions and benefits	14,493,409	5,420,045
Occupancy, equipment and communication	1,485,072	479,888
General and administrative	3,601,039	1,131,233
Amortization of mortgage servicing rights	—	425,420
Impairment of mortgage servicing rights	—	831,218
Provision for loan losses related to repurchase liability	999,198	98,996
Interest expense	3,073,076	856,617
Depreciation	220,339	134,784
Amortization, intangible assets	163,769	—

Total expenses	24,035,902	9,378,201

INCOME BEFORE INCOME TAXES	15,844,532	3,694,782
INCOME TAXES	6,130,000	1,400,083

NET INCOME	$9,714,532	$2,294,699

EARNINGS PER SHARE
Basic	$47.41	$10.13

Diluted	$11.94	$6.47

Weighted Average Shares Outstanding
Basic	204,458	220,546

Diluted	813,598	354,564

The accompanying notes are an integral part of these financial statements.

STONEGATE MORTGAGE CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE THREE MONTHS ENDING MARCH 31, 2013

(Unaudited)

	Preferred Stock		Common Stock		Treasury Stock	Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount	Shares	Amount
Balance, December 31, 2012	601,818	$32,999,990	249,958	$250	$(1,820,000)	$3,232,645	$20,836,062	$55,248,947
Stock compensation expense	—	—	—	—	—	6,578	—	6,578
Preferred stock dividends	—	—	—	—	—	—	(19,000)	(19,000)
Issuance of stock warrant	—	—	—	—	—	754,678	—	754,678
Net income	—	—	—	—	—	—	9,714,532	9,714,532

Balance, March 31, 2013	601,818	$32,999,990	249,958	$250	$(1,820,000)	$3,993,901	$30,531,594	$65,705,735

The accompanying notes are an integral part of these financial statements.

STONEGATE MORTGAGE CORPORATION

STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDING MARCH 31,

(Unaudited)

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$9,714,532	$2,294,699
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation expense	220,339	134,784
Amortization, intangible assets	163,769	—
Amortization of MSRs	—	425,420
Impairment of MSRs	—	831,218
Gain on mortgage loans held for sale	(25,498,830)	(10,045,011)
Change in mortgage servicing rights valuation	(4,089,791)	—
Provision for loan losses related to repurchase and indemnification liability	999,198	98,996.00
Proceeds from sale and principal payments of mortgage loans held for sale	1,828,243,809	379,566,283
Originations and purchases of mortgage loans held for sale	(1,900,832,360)	(403,931,654)
Stock compensation expense	6,578	—
Deferred income taxes	6,130,000	1,400,083
(Increase) decrease in—
Restricted cash	(2,869,164)	(500,089)
Accounts receivable	(754,708)	(168,302)
Servicing advances	(18,309)	(24,258)
Derivative assets	(1,517,492)	(1,674,394)
Prepaid expenses	(303,126)	(91,090)
Deposits	(625,558)	222,568
Increase (decrease) in—
Accounts payable	2,601,404	(519,398)
Accrued compensation and benefits	897,792	1,326,035
Accrued other expenses	2,422,127	(168,701)
Derivative liabilities	3,170,566	(804,030)
Liability for mortgage repurchases and indemnifications	(45,032)	3,729,052
Due to related parties	(39,307)	15,092

Net cash used in operating activities	(82,023,563)	(27,882,697)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of furniture, fixtures, equipment and leasehold improvements	(1,042,449)	52,539
Acquisition of capitalized software	(610,000)	(292,795)

Net cash used in investing activities	(1,652,449)	(240,256)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings under warehouse and operating lines of credit	124,814,567	—
Repayments under warehouse and operating lines of credit	(48,438,926)	—
Net borrowings under warehouse and operating lines of credit	—	20,740,313
Borrowings, subordinate debt	10,000,000	—
Repayments, subordinate debt	—	(264,000)
Issuance of common stock	—	500,000
Issuance of preferred stock	—	8,500,000
Issuance costs of preferred stock	—	(1,687,123)
Preferred stock dividends	(19,000)	(61,534)

Net cash provided by financing activities	86,356,641	27,727,656

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,680,629	(395,297)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	15,055,645	402,768

CASH AND CASH EQUIVALENTS, END OF PERIOD	$17,736,274	$7,471

The accompanying notes are an integral part of these financial statements.

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2013

(Unaudited)

A. ORGANIZATION AND BASIS OF PRESENTATION

We are a specialty financial services firm focused on the U.S. residential mortgage market. We originate, acquire, sell, finance and service agency and non-agency residential mortgage loans. Our vertically integrated and scalable residential mortgage banking platform enables us to efficiently and effectively originate, acquire, sell, finance and service residential mortgage loans. Our platform and operating model provides our constituents visibility and access to essential data, documents and analytics related to the loan and originator performance over time. Our principal sources of revenue include (i) gain on sale from securitizations and whole loan sales, and fee income from originations, (ii) fee income from loan servicing, and (iii) fee and net interest income from our syndicated financing facility.

The Company was initially incorporated in the State of Indiana in January 2005. As a result of an acquisition and subsequent downstream merger with Swain Mortgage Company in 2009, we are now an Ohio corporation. Our headquarters is in Indianapolis, Indiana and we have offices throughout the central United States.

The accompanying financial statements have been prepared in compliance with accounting principles generally accepted in the United Stated of America (U.S. GAAP) for interim financial information. Accordingly, these financial statements and notes do not include all of the information required by U.S. GAAP for complete financial statements. The interim financial statements should be read together with the Company’s December 31, 2012 audited financial statements.

B. MORTGAGE LOANS HELD FOR SALE, AT FAIR VALUE

The following summarizes mortgage loans held for sale at fair value at March 31, 2013:

Conventional	$173,363,448
Governmental	122,187,311

$295,550,759

At March 31, 2013, the Company pledged approximately $296 million, in fair value of mortgage loans held for sale to secure warehouse lines of credit.

C. DERIVATIVE INSTRUMENTS

The following summarizes derivative instruments at March 31, 2013:

Description	Fair Value	Notional Amount
Interest rate lock commitments	$13,506,198	$1,349,489,000
MBS forward sales contracts	(4,957,071)	$1,213,976,000

Total	$8,549,127

The Company recorded net gains (losses) on derivatives of $4,030,512 for the three months ended March 31, 2013, which are included in gain on mortgage loans held for sale in the statement of operations.

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2013

(Unaudited)

D. MORTGAGE SERVICING RIGHTS

Effective January 1, 2013, the Company elected to account for its existing mortgage servicing rights at fair value. The Company previously accounted for mortgage servicing rights using the amortization method. There was no cumulative effect as a result of the change, as the net amortized carrying value of mortgage servicing rights equaled fair value at the effective date.

The Company sells residential mortgage loans in the secondary market and typically retains the right to service the loans sold. Upon sale, a mortgage servicing asset (MSR) or liability is capitalized, which represents the current fair value of future net cash flows expected to be realized for performing servicing activities.

The fair value is assessed at each reporting date using estimated prepayment speeds of the underlying mortgage loans serviced and stratifications based on the risk characteristics of the underlying loans (predominantly interest rate). For this purpose, the Company stratifies its MSRs into three pools based upon interest rates: those with note rates below 4.00%, note rates between 4.00% and 4.99%, and note rates above 5%.

Mortgage servicing rights are measured at fair value each reporting period and changes in fair value are recorded in earnings in the period in which changes in fair value occur.

A summary of changes in the balance of the MSR asset and the related valuation allowance for the three months ended March 31, 2013 is as follows:

Mortgage Servicing Rights:
Balance at the beginning of year	$42,202,394
Loans sold, servicing retained	21,160,573
Changes in fair value arising from—
Changes in valuation inputs and assumptions	5,889,546
Actual portfolio runoff (payoffs and principal amortization)	(1,799,755)

Balance at end of period	$67,452,758

The Company’s mortgage servicing portfolio is summarized as follows at March 31, 2013:

FNMA	$3,783,273,900
GNMA	1,992,045,661

Total Servicing Portfolio	$5,775,319,561

MSRs, net to servicing portfolio	1.17%

E. NOTES RECEIVABLE, STOCKHOLDERS

The Company has notes receivable outstanding to stockholders in the amount of $222,023 as of March 31, 2013. The notes are unsecured and bear interest at the prime rate with outstanding principal and interest due on April 1, 2014.

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2013

(Unaudited)

F. INTANGIBLES

The Company’s purchased intangibles associated with the NattyMac acquisition are comprised of the following for the three months ended March 31, 2013:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Useful Lives
Amortized Intangible Assets:
Customer Relationships	$2,350,000	$(171,355)	$2,178,645	8 Years
Active Agent List	330,000	(38,500)	291,500	5 Years

Total	$2,680,000	$(209,855)	$2,470,145

Unamortized Intangible Assets:
“NattyMac” Trade Name	$1,030,000

The Company recorded amortization expense on its intangible assets of $89,938 for the three months ended March 31, 2013. The Company did not record any impairment charges relating to the indefinite-lived intangible asset for the three months ended March 31, 2013.

G. DEBT OBLIGATIONS

Short-Term Borrowings:

Short-term borrowings were as follows for the three months ended March 31, 2013:

	Amounts Outstanding	Weighted Average Interest Rate
Warehouse lines of credit	$276,930,289	3.29%
Operating lines of credit	7,553,018	4.12%

	$284,483,307

Subordinate Debt, Related Parties

On March 29, 2013, the Company entered into a $10,000,000 loan agreement with the series D preferred stockholder. The debt bears interest at 5% compounded monthly through May 31, 2013 and 12.5% compounded monthly thereafter until the maturity date on September 30, 2013 and is collateralized by the Company’s personal property. In connection with the loan agreement, the Company issued a warrant to purchase 277,777 shares of Company common stock at an exercise price of $18, which is exercisable through March 29, 2018. The allocable fair value of the warrant was estimated to be $754,678 which is recorded as additional paid in capital and results in a discount on the debt of the same amount which will be amortized using the interest method over the term of the loan.

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2013

(Unaudited)

H. LIABILITY FOR MORTGAGE REPURCHASES AND INDEMNIFICATIONS

The following is a summary of changes in the liability for mortgage repurchases and indemnifications for the three months ended March 31, 2013:

Amount
Balance, beginning of the period	$1,916,805
Provision for losses on mortgage repurchases and indemnifications	999,198
Loan indemnification and charge offs	(45,032)

Balance, end of the period	$2,870,971

Because of the uncertainty in the various estimates underlying the mortgage repurchase and indemnifications liability, there is a range of losses in excess of the recorded mortgage repurchase and indemnifications liability that is reasonably possible. The estimate of the range of possible loss for representations and warranties does not represent a probable loss, and is based on current available information, significant judgment, and a number of assumptions that are subject to change. The high end of this range of reasonably possible losses in excess of the Company’s recorded liability was $1,070,000 at March 31, 2013 and was determined based upon modifying the assumptions utilized in the Company’s best estimate of probable loss to reflect what the Company believes to be the high end of the reasonably possible adverse assumptions.

I. RELATED PARTY TRANSACTIONS

The Company has an agreement with the Series D preferred stockholder to pay an annual management fee equal to 1% of the stockholder’s committed capital amount for consulting and advisory services and strategic planning. The term of the agreement extends through the earlier of ten years (March 9, 2022), a change in control of the Company, or the stockholder ceasing to own 10% of the capital stock of the Company. The management fee amounted to $80,000 for the three months ended March 31, 2013 and is included in general and administrative expenses and due to related parties.

The Company has an agreement with a stockholder to manage and grow the Company’s Home Improvement Program division which primarily focuses on the origination of FHA 203k loans and Fannie Mae Home Style renovation loans. In accordance with the terms of the agreement the stockholder will receive an annual management fee of $107,500 payable quarterly through January 15, 2014, 10% of all revenue generated by the division payable quarterly through January 15, 2014, and 33.33% of the annual net income of the division for calendar year 2012 and 2013. The management fees amounted to $79,380 for the three months ended March 31, 2013 and are included in general and administrative expenses. The balance outstanding at March 31, 2013 amounted to $228,957 and is included in due to related parties as of March 31, 2013.

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2013

(Unaudited)

J. INCOME TAXES

The components of income tax expense are as follows for the three months ended March 31, 2013:

Amount
Current income tax	$—
Deferred income tax	6,130,000

$6,130,000

The following is a reconciliation of income taxes to the expected statutory federal corporate income tax rates for the three months ended March 31, 2013:

Amount
Statutory federal income tax	$5,546,000
State tax, net of federal benefit	551,000
Non-deductible expenses	33,000

$6,130,000

The tax effects of significant temporary differences which gave rise to the Company’s deferred tax assets and liabilities are as follows at March 31, 2013:

Amount
Deferred tax assets—
Net operating loss carryforwards	$10,744,596
Liability for mortgage repurchases and indemnifications	1,101,592

11,846,188

Deferred tax liabilities—
Fixed assets, intangibles and other	(1,314,474)
Loans held for sale and derivatives	(5,525,886)
Mortgage servicing rights	(25,517,043)

(32,357,403)

Net deferred tax liability	$(20,511,215)

The Company has federal and state net operating loss carryforwards of approximately $27.7 million, available to offset taxable income and expiring from 2028 through 2033.

K. COMMITMENTS AND CONTINGENCIES

Commitments to Extend Credit

The Company enters into interest rate lock commitments with customers who have applied for residential mortgage loans and meet certain credit and underwriting criteria. These commitments expose the Company to market risk if interest rates change and the loan is not economically hedged or committed to an

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2013

(Unaudited)

K. COMMITMENTS AND CONTINGENCIES (Continued)

investor. The Company is also exposed to credit loss if the loan is originated and not sold to an investor and the customer does not perform. The collateral upon extension of credit typically consists of a first deed of trust in the mortgagor’s residential property. Commitments to originate loans do not necessarily reflect future cash requirements as some commitments are expected to expire without being drawn upon. Total commitments to originate loans at March 31, 2013 approximated $1,349,489,000.

Leases

The Company leases office space and equipment under non-cancelable operating agreements expiring through October 2022. Rent expense amounted to $551,754 for the three months ended March 31, 2013. Future minimum rental payments under the leases having an initial or remaining non-cancelable term in excess of one year are as follows at March 31, 2013:

Year	Amount
2013	$1,607,446
2014	1,647,662
2015	1,539,342
2016	1,244,377
2017	905,222
Thereafter	3,899,368

$10,843,417

Regulatory Net Worth Requirements

The Company is subject to various regulatory capital requirements administered by the Department of Housing and Urban Development (HUD), which governs non-supervised, direct endorsement mortgagees, and the Governmental National Mortgage Association (GNMA), which governs issuers of GNMA securities. Additionally, the Company is required to maintain minimum net worth requirements for many of the states in which it sells and services loans. Each state has its own minimum net worth requirement, which ranges from zero to $1 million, depending on the state.

Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary remedial actions by regulators that, if undertaken, could (i) remove the Company’s ability to sell and service loans to or on behalf of the Agencies and (ii) have a direct material effect on the Company’s financial statements. In accordance with the regulatory capital guidelines, the Company must meet specific quantitative measures of assets, liabilities and certain off-balance sheet items calculated under regulatory accounting practices. Further, changes in regulatory and accounting standards, as well as the impact of future events on the Company’s results, may significantly affect the Company’s net worth adequacy.

The Company met all minimum net worth requirements to which it was subject as of March 31, 2013.

Litigation

The Company is subject to various legal proceedings arising out of the ordinary course of business. As of March 31, 2013, there were no material current or pending claims against the Company.

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2013

(Unaudited)

L. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company uses fair value measurements in fair value disclosures and to record certain assets and liabilities at fair value on a recurring basis, such as derivatives and loans held for sale, or on a nonrecurring basis, such as measuring impairment on assets carried at amortized cost. The Company has elected fair value accounting for loans held for sale to more closely align the Company’s accounting with its interest rate risk strategies without having to apply the operational complexities of hedge accounting.

The Company groups its assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

•	Level 1—Quoted prices in active markets for identical assets or liabilities;

•

Level 2—Prices determined using other significant observable inputs. Observable inputs are inputs that other market participants would use in pricing an asset or liability and are developed based on market data obtained from sources independent of the Company. These may include quoted prices for similar assets and liabilities, interest rates, prepayment speeds, credit risk and others;

•

Level 3—Prices determined using significant unobservable inputs. In situations where quoted prices or observable inputs are unavailable (for example, when there is little or no market activity), unobservable inputs may be used. Unobservable inputs reflect the Company’s own assumptions about the factors that market participants would use in pricing the asset or liability, and are based on the best information available in the circumstances.

An asset or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

While the Company believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methods or assumptions to estimate the fair value of certain financial statement items could result in a different estimate of fair value at the reporting date. Those estimated values may differ significantly from the values that would have been used had a readily available market for such items existed, or had such items been liquidated, and those differences could be material to the financial statements.

Management incorporates lack of liquidity into its fair value estimates based on the type of asset or liability measured and the valuation method used. The Company uses discounted cash flow techniques to estimate fair value. These techniques incorporate forecasting of expected cash flows discounted at appropriate market discount rates that are intended to reflect the lack of liquidity in the market.

The following describes the methods used in estimating the fair values of Level 2 and Level 3 fair value financial statement items:

Mortgage Loans

The Company’s mortgage loans held for sale at fair value, are saleable into the secondary mortgage markets and their fair values are estimated using quoted market or contracted prices or market price equivalents.

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2013

(Unaudited)

L. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Derivative Financial Instruments

The Company estimates the fair value of interest rate lock commitments based on the value of the underlying mortgage loan, quoted Agency mortgage backed security (MBS) prices and estimates of the fair value of the MSRs and the probability that the mortgage loan will fund within the terms of the interest rate lock commitment. The Company estimates the fair value of forward sales commitments based on quoted MBS prices.

Mortgage Servicing Rights

The Company uses a discounted cash flow approach to estimate the fair value of MSRs. This approach consists of projecting servicing cash flows discounted at a rate that management believes market participants would use in their determinations of value. The key assumptions used in the estimation of the fair value of MSRs include prepayment speeds, discount rates, default rates, cost to service, contractual servicing fees, escrow earnings and ancillary income.

As of March 31, 2013 the key assumptions used in determining the fair value of MSRs are as follows:

Discount rates	9.25% - 11.00%
Annual prepayment speeds (by investor type)	8.89% - 28.52%
Cost of servicing (per loan)	$74

The hypothetical effect of an adverse change in these key assumptions would result in a decrease in fair values as follows at March 31, 2013:

Discount rate
Effect on value – 1% adverse change	$(3,365,000)
Effect on value – 2% adverse change	$(6,429,000)
Prepayment speeds
Effect on value – 5% adverse change	$(1,666,000)
Effect on value – 10% adverse change	$(3,274,000)
Cost of servicing
Effect on value – 5% adverse change	$(517,000)
Effect on value – 10% adverse change	$(1,035,000)

These sensitivities are hypothetical and should be used with caution. As the table demonstrates, the Company’s methodology for estimating the fair value of MSRs is highly sensitive to changes in assumptions. For example, actual prepayment experience may differ and any difference may have a material effect on MSR fair value. Changes in fair value resulting from changes in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the MSRs is calculated without changing any other assumption; in reality, changes in one factor may be associated with changes in another (for example, decreases in market interest rates may indicate higher prepayments; however, this may be partially offset by lower prepayments due to other factors such as a borrower’s diminished opportunity to refinance), which may magnify or counteract the sensitivities. Thus, any measurement of MSR fair value is limited by the conditions existing and assumptions made as of a particular point in time. Those assumptions may not be appropriate if they are applied to a different point in time.

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2013

(Unaudited)

L. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The following are the major categories of assets and liabilities measured at fair value on a recurring basis as of March 31, 2013:

Description	Level 1	Level 2	Level 3	Total
Loans held for sale	$—	$295,550,759	$—	$295,550,759
Interest rate lock commitments	—	13,506,198	—	13,506,198
Mortgage servicing rights	—	—	67,452,758	67,452,758
MBS forward sales contracts	—	(4,957,071)	—	(4,957,071)

Total	$—	$304,099,886	$67,452,758	$371,552,644

Fair Value of Other Financial Instruments

As of March 31, 2013, all financial instruments were either recorded at fair value or the carrying value approximated fair value, with the exception of debt. For financial instruments that were not recorded at fair value, such as cash and cash equivalents and restricted cash, the carrying value approximates fair value due to the short-term nature of such instruments. These financial instruments are classified within Level 1 of the valuation hierarchy.

As of March 31, 2013, the total fair value of debt was $294 million, and substantially all debt is measured using Level 2 inputs. As of March 31, 2013, fair value was estimated using a discounted cash flow model incorporating assumptions based on current market information available for similar debt instruments.

Mortgage loans held for sale are carried at estimated fair value pursuant to the fair value option. Gains from changes in estimated fair values amounted to $624,579 for the three months ended March 31, 2013, respectively, and are included in gain on mortgage loans held for sale on the statement of operations.

Mortgage servicing rights are carried at estimated fair value. Gains from changes in estimated fair values amounted to $5,889,546 for the three months ended March 31, 2013, respectively, and are included in the change in mortgage servicing rights valuation on the statement of operations.

Following are the fair value and related principal amounts due upon maturity for loans held for sale accounted under the fair value option at March 31, 2013:

	Fair Value	Principal	Difference
Current through 89 days delinquent	$295,550,759	$276,930,289	$18,620,470
90 or more days delinquent	—	—	—

	$295,550,759	$276,930,289	$18,620,470

M. CONCENTRATION OF CREDIT RISK

The Company has exposure to credit loss in the event of contractual non-performance by its trading counterparties and counterparties to the over-the-counter derivative financial instruments that we use in our rate risk management activities. The Company manages this credit risk by selecting only counterparties that the Company believes to be financially strong, spreading the credit risk among many such counterparties, by placing contractual limits on the amount of unsecured credit extended to any single counterparty and by entering into netting agreements with the counterparties, as appropriate.

STONEGATE MORTGAGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2013

(Unaudited)

M. CONCENTRATION OF CREDIT RISK (Continued)

We have entered into agreements with derivative counterparties which include netting arrangements whereby the counterparties are entitled to settle their positions on a net basis. We have been required to provide certain derivative counterparties collateral against derivative financial instruments. As of March 31, 2013, counterparties held $6,314,542 of our investment securities and cash as collateral, after which the Company was in a net credit loss position of $1,357,491 to those counterparties.

For the three months ended March 31, 2013, we incurred no credit losses due to non-performance of any of our counterparties.

N. SUBSEQUENT EVENTS

Stock Offering

On May 15, 2013, the Company expects to close a private offering of approximately $100 million of common stock to a limited number of qualified institutional buyers and accredited investors. The common stock issued in the private offering will represent approximately 30% of the fully diluted common stock of the Company. Prior to the private offering, it is expected that substantially all of the outstanding shares of preferred stock issued by the Company will be converted into common stock.

Until                     , 2013 (25 days after the date of this prospectus), all dealers that effect buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

            Shares

Stonegate Mortgage Corporation

Common Stock

P R O S P E C T U S

BofA Merrill Lynch

FBR

                    , 2013

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered (excluding the underwriting discount). Except for the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority, or FINRA, filing fee, all amounts are estimates.

Amount Paid or to be Paid
SEC registration fee	$
FINRA filing fee
listing fee
Legal fees and expenses
Accounting fees and expenses
Printing expenses
Transfer and registrar fee
Miscellaneous

Total

Item 14.	Indemnification of Directors and Officers.

Under Ohio law and Stonegate’s current Articles of Incorporation, a director of an Ohio corporation generally is not liable for monetary damages unless it is proved by clear and convincing evidence that the director’s action or failure to act was undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation.

Under the Ohio General Corporation Law, generally, a corporation may indemnify any current or former director, officer, employee, or agent for reasonable expenses incurred in connection with the defense or settlement of any threatened, pending, or completed litigation related to the person’s position with the corporation or related to the person’s service (as a director, trustee, officer, employee, member, manager, or agent) to another corporation at the request of the indemnifying corporation, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation. If the litigation involved a criminal action or proceeding, the person must also have had no reasonable cause to believe his or her conduct was unlawful. Ohio law requires indemnification for reasonable expenses incurred if the person was successful in the defense of the litigation. Finally, Ohio law requires a corporation to provide expenses to a person in advance of final disposition of the litigation if the person undertakes to repay any advanced amounts if it is ultimately determined that he or she is not entitled to indemnification. Our Articles require indemnification of current and former directors and officers, and of officers and directors serving as directors, officers, or trustees of other corporations, partnerships, joint ventures, trusts, or other enterprises at our request, to the fullest extent permitted by law. In addition, Ohio law and our Articles permit us to purchase insurance coverage for such liability, and we have done so.

Item 15.	Recent Sales of Unregistered Securities

On May 15, 2013, we issued an aggregate of 6,388,889 shares of our common stock to institutional and accredited investors for a purchase price of $18.00 per share in reliance on the exemption from registration under Section 4(a)(2) of the Securities Act.

On May 15, 2013, we granted options to purchase 1,438,389 shares of our common stock at $18.00 per share to certain of our key employees in reliance on the exemption from registration provided by Rule 701 of the Securities Act. These options have not been exercised and remain outstanding.

On March 29, 2013, we issued a warrant to Stonegate Investors Holdings LLC to purchase 277,777 shares of our common stock at an exercise price of $18.00 per share in reliance on the exemption from registration under Section 4(a)(2) of the Securities Act. This warrant was issued as part of the consideration for a loan from Stonegate Investors Holdings LLC in an amount of $10,000,000.

On various dates from March 9, 2012 through December 24, 2012 pursuant to an agreement signed on March 9, 2012, and subsequently amended in May and June of 2012, we issued 8,064,881 shares of our Series D Convertible Preferred Stock at the originally agreed upon price of $3.97 per share to Stonegate Investors Holdings in reliance on the exemption from registration available under Section 4(a)(2) of the Securities Act. The shares of Series D Convertible Preferred Stock were convertible into shares of our common stock on a 1:1 basis and were converted into shares of our common stock on such basis immediately prior to the May 2013 private offering.

On March 9, 2012, we granted an option to purchase 101,494 shares of our common stock at $3.97 per share to one of our directors in reliance on the exemption from registration provided by Rule 701 of the Securities Act. This option has not been exercised and remains outstanding.

On May 10, 2011 we issued 203,847 shares of our common stock to one of our executive officers at $2.45 per share and granted him an option to purchase 407,695 shares of common stock at $2.45 per share under our 2011 Omnibus Incentive Plan in reliance on the exemption from registration provided by Rule 701 promulgated under the Securities Act. On May 4, 2012, the employee exercised his option, and we issued the 407,695 shares of common stock to the employee at $2.45 per share in reliance on the exemption from registration provided by Rule 701.

Between April 21, 2011 and December 18, 2011, we issued 263,367 shares of our Series C Convertible Preferred Stock to 7 accredited investors at $3.61 per share in reliance on the exemption from registration available under Section 4(a)(2) of the Securities Act. The shares of Series C Convertible Preferred Stock were convertible into shares of our common stock on a 1:1 basis and were converted into shares of our common stock on such basis immediately prior to the May 2013 private offering.

On August 19, 2010, we issued 13,861 shares of our Series B Convertible Preferred Stock to a single accredited investor at $3.61 per share in reliance on the exemption from registration available under Section 4(a)(2) of the Securities Act. The shares of Series B Convertible Preferred Stock were convertible into shares of our common stock on a 1:1 basis and were converted into shares of our common stock on such basis immediately prior to the May 2013 private offering.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

Number	Description

1.1*	Form of Underwriting Agreement

3.1*	Second Amended and Restated Articles of Incorporation of the Registrant

3.2*	Amended and Restated Code of Regulations of the Registrant

3.3*	Amendments to Second Amended and Restated Code of Regulations of the Registrant

4.1*	Specimen Common Stock Certificate

5.1*	Opinion of Barnes & Thornburg LLP

Number	Description

10.1	Registration Rights Agreement, dated as of May 15, 2013, between Stonegate Mortgage Corporation and FBR Capital Markets & Co.

10.2†	Stonegate Mortgage Corporation Amended and Restated 2011 Omnibus Incentive Plan

10.3†	Option Agreement, dated as of May 15, 2013, between Stonegate Mortgage Corporation and James J. Cutillo

10.4†	Form of Option Agreement

10.5†	Employment Agreement, dated as of March 9, 2012, between Stonegate Mortgage Corporation and James J. Cutillo

10.6†	First Amendment to Employment Agreement, dated as of May 14, 2013, between Stonegate Mortgage Corporation and James J. Cutillo

10.7†	Amended and Restated Employment Agreement, dated as of May 14, 2013, between Stonegate Mortgage Corporation and Daniel J. Bettenburg

10.8†	Letter Agreement, dated as of May 14, 2013, between Stonegate Mortgage Corporation and John F. Macke

10.9†	Letter Agreement, dated as of March 9, 2012, between Stonegate Mortgage Corporation and Richard Mirro

10.10	Purchase/Placement Agreement, dated as of May 8, 2013, between Stonegate Mortgage Corporation and FBR Capital Markets & Co.

10.11	Investor Rights Agreement, dated as of March 9, 2012, between Stonegate Mortgage Corporation and Stonegate Investors Holdings LLC

10.12	Amendment No. 1 to Investor Rights Agreement, dated as of May 15, 2013, between Stonegate Mortgage Corporation and Stonegate Investors Holdings LLC

10.13	Amended and Restated Shareholders’ Agreement, dated as of March 9, 2012, by and among Stonegate Mortgage Corporation, Stonegate Investors Holdings LLC, and certain Other Stockholders

10.14	Amendment No. 1 to Amended and Restated Shareholders’ Agreement, dated as of May 15, 2013, among Stonegate Mortgage Corporation, Stonegate Investors Holdings LLC, and certain Other Stockholders

10.15	Voting Agreement, dated as of May 15, 2013, among Stonegate Mortgage Corporation, Stonegate Investors Holdings LLC, and FBR Capital Markets & Co.

10.16	Master Repurchase Agreement, dated as of February 28, 2013, by and between Bank of America, N.A. and Stonegate Mortgage Corporation

10.17	Mortgage Loan Participation Purchase and Sale Agreement, dated June 24, 2013, by and between Stonegate Mortgage Corporation and Bank of America, N.A.

10.18	Master Loan Participation and Servicing Agreement, dated as of November 19, 2012, by and between Stonegate Mortgage Corporation and Bank of Virginia

10.19	Master Repurchase Agreement, dated as of December 24, 2012, between Barclays Bank PLC and Stonegate Mortgage Corporation

10.20	Mortgage Loan Participation Purchase and Sale Agreement, dated as of December 24, 2012, between Stonegate Mortgage Corporation and Barclays Bank PLC

10.21	Amended and Restated Mortgage Warehouse Loan and Security Agreement dated May 1, 2011 between Stonegate Mortgage Corporation and Merchants Bank of Indiana

Number	Description

10.22	Amended and Restated Master Participation Agreement, dated as of July 1, 2012, between Stonegate Mortgage Corporation and Merchants Bank of Indiana

11.1	Statement Regarding Computation of Per Share Earnings

14.1*	Code of Business Conduct and Ethics

21.1	Subsidiaries of the Registrant

23.1*	Consent of Barnes & Thornburg LLP (included in Exhibit 5.1)

23.2*	Consent of Richey, May & Co. LLP

24.1	Power of Attorney (on signature page)

*	To be filed by amendment

†	Indicates management contract or compensation plan

(b)	Financial Statement Schedules

All schedules have been omitted because they are not required or because the required information is given in the financial statements or notes to those statements.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Indianapolis, Indiana, on      , 2013.

STONEGATE MORTGAGE CORPORATION.

By:
James J. Cutillo
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James J. Cutillo and Barbara A. Cutillo his true and lawful attorney-in-fact and agent with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

James J. Cutillo	Chief Executive Officer and Director (principal executive officer)	, 2013

John F. Macke	Chief Financial Officer (principal financial officer and principal accounting officer)	, 2013

Kevin B. Bhatt	Director	, 2013

James Gerard Brown	Director	, 2013

Rich A. Mirro	Director	, 2013

Joseph Scott Mumphrey	Director	, 2013

Richard A. Kraemer	Director	, 2013

Sam Levinson	Director	, 2013

EXHIBIT INDEX

Some of the agreements included as exhibits to this registration statement contain representations and warranties by the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (1) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (2) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (3) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (4) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

Number	Description

1.1*	Form of Underwriting Agreement

3.1*	Second Amended and Restated Articles of Incorporation of the Registrant

3.2*	Amended and Restated Code of Regulations of the Registrant

3.3*	Amendments to Second Amended and Restated Code of Regulations of the Registrant

4.1*	Specimen Common Stock Certificate

5.1*	Opinion of Barnes & Thornburg LLP

10.1	Registration Rights Agreement, dated as of May 15, 2013, between Stonegate Mortgage Corporation and FBR Capital Markets & Co.

10.2†	Stonegate Mortgage Corporation Amended and Restated 2011 Omnibus Incentive Plan

10.3†	Option Agreement, dated as of May 15, 2013, between Stonegate Mortgage Corporation and James J. Cutillo

10.4†	Form of Option Agreement

10.5†	Employment Agreement, dated as of March 9, 2012, between Stonegate Mortgage Corporation and James J. Cutillo

10.6†	First Amendment to Employment Agreement, dated as of May 14, 2013, between Stonegate Mortgage Corporation and James J. Cutillo

10.7†	Amended and Restated Employment Agreement, dated as of May 14, 2013, between Stonegate Mortgage Corporation and Daniel J. Bettenburg

10.8†	Letter Agreement, dated as of May 14, 2013, between Stonegate Mortgage Corporation and John F. Macke

10.9†	Letter Agreement, dated as of March 9, 2012, between Stonegate Mortgage Corporation and Richard Mirro

10.10	Purchase/Placement Agreement, dated as of May 8, 2013, between Stonegate Mortgage Corporation and FBR Capital Markets & Co.

10.11	Investor Rights Agreement, dated as of March 9, 2012, between Stonegate Mortgage Corporation and Stonegate Investors Holdings LLC

10.12	Amendment No. 1 to Investor Rights Agreement, dated as of May 15, 2013, between Stonegate Mortgage Corporation and Stonegate Investors Holdings LLC

10.13	Amended and Restated Shareholders’ Agreement, dated as of March 9, 2012, by and among Stonegate Mortgage Corporation, Stonegate Investors Holdings LLC, and certain Other Stockholders

Number	Description

10.14	Amendment No. 1 to Amended and Restated Shareholders’ Agreement, dated as of May 15, 2013, among Stonegate Mortgage Corporation, Stonegate Investors Holdings LLC, and certain Other Stockholders

10.15	Voting Agreement, dated as of May 15, 2013, among Stonegate Mortgage Corporation, Stonegate Investors Holdings LLC, and FBR Capital Markets & Co.

10.16	Master Repurchase Agreement, dated as of February 28, 2013, by and between Bank of America, N.A. and Stonegate Mortgage Corporation

10.17	Mortgage Loan Participation Purchase and Sale Agreement, dated June 24, 2013, by and between Stonegate Mortgage Corporation and Bank of America, N.A.

10.18	Master Loan Participation and Servicing Agreement, dated as of November 19, 2012, by and between Stonegate Mortgage Corporation and Bank of Virginia

10.19	Master Repurchase Agreement, dated as of December 24, 2012, between Barclays Bank PLC and Stonegate Mortgage Corporation

10.20	Mortgage Loan Participation Purchase and Sale Agreement, dated as of December 24, 2012, between Stonegate Mortgage Corporation and Barclays Bank PLC

10.21	Amended and Restated Mortgage Warehouse Loan and Security Agreement dated May 1, 2011 between Stonegate Mortgage Corporation and Merchants Bank of Indiana

10.22	Amended and Restated Master Participation Agreement, dated as of July 1, 2012, between Stonegate Mortgage Corporation and Merchants Bank of Indiana

11.1	Statement Regarding Computation of Per Share Earnings

14.1*	Code of Business Conduct and Ethics

21.1	Subsidiaries of the Registrant

23.1*	Consent of Barnes & Thornburg LLP (included in Exhibit 5.1)

23.2*	Consent of Richey, May & Co. LLP

24.1	Power of Attorney (on signature page)

*	To be filed by amendment

†	Indicates management contract or compensation plan